As filed with the Securities and Exchange Commission on August 24, 2015

Registration No. 333-205073

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NABRIVA THERAPEUTICS AG

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Republic of Austria	2834	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Colin Broom, Chief Executive Officer

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Tel: (212) 894 8440

(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Brian A. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230 8800	Eric W. Blanchard, Esq. Brian K. Rosenzweig, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841 1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to completion, dated August 24, 2015

PRELIMINARY PROSPECTUS

                     American Depositary Shares

Nabriva Therapeutics AG

Representing                      Common Shares

This is an initial public offering of American Depositary Shares, or ADSs, representing common shares of Nabriva Therapeutics AG. We are offering                      ADSs. Each ADS will represent                      of a common share, nominal value €1.00 per share. Prior to this offering, there has been no public market for our ADSs. We expect the initial public offering price to be between $             and $             per ADS.

We have applied to list our ADSs on The NASDAQ Global Market under the symbol “NBRV.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 14.

	Per ADS	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Us, Before Expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses incurred in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase an additional                      ADSs to cover over-allotments, if any. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs is expected to be made on or about                     , 2015.

Leerink Partners	RBC Capital Markets

Needham & Company	Wedbush PacGrow

Prospectus dated                     , 2015

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus may only be used where it is legal to offer and sell our shares. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where such offer is not permitted.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have done anything that would permit this public offering of the ADSs outside the United States, or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the ADSs and the distribution of this prospectus outside the United States.

i

Unless the context specifically indicates otherwise, references in this prospectus to “Nabriva Therapeutics AG,” “Nabriva,” “we,” “our,” “ours,” “us,” “our company” or similar terms refer to Nabriva Therapeutics AG together with its subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Exchange Rate

We present our consolidated financial statements in euros. All references in this prospectus to “$” are to U.S. dollars and all references to “€” are to euros. Solely for convenience and unless otherwise indicated, certain euro amounts have been translated into U.S. dollars at the rate of €1.00 to $1.1154, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2015. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date. See “Exchange Rate Information” elsewhere in this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the ADSs. You should read the entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in the ADSs.

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We have completed a Phase 2 clinical trial of lefamulin for acute bacterial skin and skin structure infections, or ABSSSI. Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we are preparing to initiate two international, pivotal Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These will be the first clinical trials we have conducted with lefamulin for the treatment of CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. Based on our expectations regarding initiation of these trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

The U.S. Food and Drug Administration, or FDA, has designated the IV formulation of lefamulin as a qualified infectious disease product, or QIDP, which provides for the extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CABP, and granted fast track designation to this formulation of lefamulin. Fast track designation is granted by the FDA to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need. The fast track designation for the IV formulation of lefamulin will allow for more frequent interactions with the FDA, the opportunity for a rolling review of any new drug application, or NDA, we submit and eligibility for priority review and a shortening of the FDA’s goal for taking action on a marketing application from ten months to six months.

We believe that lefamulin is well suited for use as a first-line empiric monotherapy for the treatment of CABP because of its:

•	novel mechanism of action, with potential for slow development of bacterial resistance over time;

•	spectrum of activity against CABP pathogens, including against multi-drug resistant strains;

•	achievement of substantial drug concentrations in lung tissue and fluids;

•	availability as both an IV and oral formulation; and

•	favorable safety and tolerability profile.

We plan to pursue the continued development of lefamulin for indications in addition to CABP. We intend to further pursue the development of lefamulin for the treatment of ABSSSI and develop a formulation of lefamulin appropriate for pediatric use. In preclinical studies, lefamulin showed activity against a variety of Gram-positive bacteria, Gram-negative bacteria and atypical bacteria, including multi-drug resistant strains.

Therefore, in addition to CABP, we plan to conduct a Phase 1 clinical trial of lefamulin in patients with ventilator-associated bacterial pneumonia, or VABP. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with hospital-acquired bacterial pneumonia, or HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against methicillin-resistant Staphylococcus aureus, or MRSA. We also plan to explore development of lefamulin in other indications, including sexually transmitted infections, or STIs, osteomyelitis and prosthetic joint infections. Through our research and development efforts, we have identified a topical pleuromutilin product candidate, BC-7013, which has completed a Phase 1 clinical trial. We also have an ongoing research program focused on evaluating pleuromutilin compounds with enhanced activity against Gram-negative bacteria, which we call extended-spectrum pleuromutilins, or ESPs.

We own exclusive, worldwide rights to lefamulin. Lefamulin is protected by issued patents in the United States, Europe and Japan covering composition of matter, which are scheduled to expire no earlier than 2028. We also have pending patent applications for lefamulin relating to process and pharmaceutical crystalline salt forms, which if issued would be scheduled to expire no earlier than 2031.

The following table summarizes the indications for which we are developing our product candidates and the status of development.

*	We are preparing to initiate two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. However, we have not conducted any clinical trials of lefamulin specifically for CABP. We have evaluated lefamulin in more than 400 patients and subjects in 16 Phase 1 clinical trials and a Phase 2 clinical trial in ABSSSI. We have obtained input from the FDA and select European authorities and have submitted a request for Special Protocol Assessment, or SPA, to the FDA regarding the study design of our first Phase 3 clinical trial in anticipation of submitting applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We have not reached agreement with the FDA regarding our request for an SPA. We do not expect the planned timing of initiation of our Phase 3 clinical trials to depend on reaching agreement with the FDA regarding an SPA.

Community-Acquired Bacterial Pneumonia (CABP)

CABP refers to bacterial pneumonia that is acquired outside of a hospital setting. Signs and symptoms of CABP include cough, fever, sputum production and chest pain. The World Health Organization, or WHO, estimated in 2002 that there were approximately 450 million pneumonia cases reported per year worldwide, causing approximately 4.0 million deaths in 2002. According to an article published in 2011 in the peer-reviewed medical journal Therapeutic Advances in Respiratory Disease, the annual incidence of community-acquired pneumonia is between five and 11 cases per 1,000 people, with the incidence rate rising in elderly patients. The U.S. National Center for Health Statistics estimated that between 1988 and 1994 there were approximately 5.6 million cases of pneumonia per year in the United States. According to the U.S. Centers for Disease Control and Prevention, approximately 1.1 million pneumonia patients in the United States required hospitalization in 2010 and approximately 53,000 patients died from pneumonia in 2013.

Based on the most likely bacteria to cause CABP, the Infectious Diseases Society of America, or IDSA, and the American Thoracic Society, or ATS, recommend empiric treatment of hospitalized patients with CABP who do not require treatment in an intensive care unit. To address all likely bacterial pathogens in a patient with a more serious illness, IDSA guidelines recommend using a combination of antibiotics. However, currently available antibiotic therapies for first-line empiric treatment of CABP suffer from limitations related to:

•	limited spectrum of activity and bacterial resistance;

•	difficult, inconvenient and costly regimens; and

•	adverse effects.

Our Approach

We believe that pleuromutilin antibiotics can help address the major public health threat posed by bacterial resistance, which the WHO characterized in 2010 as one of the three greatest threats to human health. Increasing resistance to antibiotics used to treat CABP is a growing concern and has become an issue in selecting the appropriate initial antibiotic treatment prior to determining the specific microbiological cause of the infection, referred to as empiric treatment. Pleuromutilins are semi-synthetic compounds derived from a naturally occurring antibiotic, originally identified from a fungus called Pleurotus mutilis. Pleuromutilins inhibit bacterial growth by binding to a specific site on the bacterial ribosome that is responsible for bacterial protein synthesis. We have developed an understanding of how to optimize characteristics of the pleuromutilin class, such as antimicrobial spectrum, potency, absorption following oral administration and tolerability, which in turn led to our selection and development of lefamulin, our lead product candidate.

Lefamulin

We are developing lefamulin to be the first pleuromutilin antibiotic available for systemic administration in humans. Lefamulin is a semi-synthetic compound that inhibits the synthesis of bacterial protein, which is required for bacteria to grow. Lefamulin acts by binding to the peptidyl transferase center, or PTC, on the bacterial ribosome in such a way that it interferes with the interaction of protein production at two key sites known as the “A” site and the “P” site, resulting in the inhibition of bacterial proteins and the cessation of bacterial growth. Lefamulin’s binding occurs with high affinity, high specificity and at molecular sites that are different than other antibiotic classes.

We have completed a Phase 2 clinical trial for ABSSSI in which IV lefamulin achieved a high cure rate against multi-drug resistant Gram-positive bacteria, including MRSA. In addition, in preclinical studies, lefamulin showed activity against a variety of Gram-positive bacteria, Gram-negative bacteria and atypical bacteria, including multi-drug resistant strains. We believe the preclinical studies and clinical trials we have conducted to date suggest that lefamulin’s novel mechanism of action is responsible for the lack of cross resistance observed with other antibiotic classes and may result in slow development of bacterial resistance to lefamulin over time. As a result of the favorable safety and tolerability profile we have observed in our clinical trials to date, we believe lefamulin will present fewer potential complications relative to the use of current therapies. Based on our research, we also believe that the availability of both IV and oral formulations of lefamulin, and an option to switch to oral treatment, could reduce the length of a patient’s hospital stay and the overall cost of care.

Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we are preparing to evaluate lefamulin for the treatment of moderate to severe CABP in two international Phase 3 clinical trials. We are initially pursuing the development of lefamulin for CABP because of the limited development of new antibiotic classes for this indication over the past 15 years, our belief that there exists a significant unmet medical need for a first-line empiric monotherapy that addresses the growing development and spread of bacterial resistance, as well as recently clarified FDA guidance regarding the approval pathway. We are designing our planned Phase 3 clinical trials to comply with the guidelines of The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which are currently used as guidance by the FDA, and good clinical practices. The first Phase 3 clinical trial is designed to assess the non-inferiority of lefamulin compared to the antibiotic moxifloxacin, with or without the addition of the antibiotic linezolid. Therapy in the first trial will be administered by IV dosing with an option to switch patients to oral dosing based on pre-defined criteria. We expect that our second Phase 3 clinical trial will be designed to assess the non-inferiority of oral lefamulin compared to a widely used oral antibiotic comparator, such as moxifloxacin or another fluoroquinolone antibiotic. We are proceeding with the regulatory steps necessary to initiate and conduct these trials, including submission of the trial protocol and relevant information about lefamulin to local regulatory authorities and ethics review committees. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. In addition, we plan to initiate a Phase 1 clinical trial of lefamulin in patients with VABP in late 2015. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against MRSA. We submitted to the FDA an investigational new drug application, or IND, for the IV formulation of lefamulin in September 2009 and an IND for the oral formulation of lefamulin in January 2015. We have also submitted a request for an SPA to the FDA regarding the study design of our first Phase 3 clinical trial of lefamulin for the treatment of CABP.

The FDA responded to our request for an SPA in June 2015. The FDA agreed to certain fundamental elements of our Phase 3 clinical trial, including the proposed duration of therapy, and did not provide any comments disagreeing with our choice of comparator, proposed sample size or primary and secondary endpoints. However, absence of disagreement or comments from the FDA does not represent agreement by the FDA as to these matters. The FDA also informed us that, consistent with our development plans, we will need to conduct two adequate and well-controlled clinical trials of lefamulin for the treatment of CABP if we are only interested in seeking the CABP indication. However, the FDA also provided comments regarding specific prohibited concomitant medications and how we intend to manage and evaluate specific subpopulations within the trial and requested additional information. We are engaging in dialogue with the FDA to seek to address the FDA’s comments. We have provided additional requested information to the FDA and resubmitted our SPA request with the goal of obtaining agreement with the FDA regarding the SPA. Agreement from the FDA regarding an SPA is not a prerequisite to initiating our Phase 3 clinical trials. If we experience any delays in reaching agreement regarding the SPA, and in light of the feedback we have received to date, we would likely withdraw the SPA request and proceed on our current timeline for initiation of our first Phase 3 clinical trial. We do not expect the planned timing of initiation of our Phase 3 clinical trials to depend on reaching agreement with the FDA regarding an SPA.

Our Strategy

Our goal is to become a fully integrated biopharmaceutical company focused on the research, development and commercialization of novel anti-infective products. The key elements of our strategy to achieve this goal are:

•	Complete Phase 3 clinical development of lefamulin for CABP. We are devoting a significant portion of our financial resources and business efforts to completing the clinical development of lefamulin for the treatment of CABP. We are preparing to initiate two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

•	Maximize the commercial potential of lefamulin for CABP. We own exclusive, worldwide rights to lefamulin. If lefamulin receives marketing approval from the FDA for the treatment of CABP, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. If lefamulin receives marketing approval outside the United States for the treatment of CABP, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in such markets.

•	Pursue the continued development of lefamulin in additional indications. We plan to pursue the continued development of lefamulin for indications in addition to CABP. For example, we plan to further pursue the development of lefamulin for the treatment of ABSSSI. In addition, we plan to conduct a Phase 1 clinical trial of lefamulin in patients with VABP and, depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with HABP. We believe that lefamulin’s product profile also provides the opportunity to expand to other indications beyond pneumonia. For example, investigation of the tolerability of higher single doses of lefamulin could also support use of lefamulin for the treatment of STIs. In addition, we plan to explore longer duration of treatment with lefamulin to support development of a treatment for osteomyelitis and prosthetic joint infections.

•	Advance the development of other pleuromutilin product candidates and possibly compounds in other classes. Our product candidate BC-7013 has completed a Phase 1 clinical trial. We believe that this pleuromutilin compound is well suited for the topical treatment of a variety of Gram-positive infections, including uncomplicated skin and skin structure infections, or uSSSIs. We also are actively pursuing an in-house discovery program to sustain and expand our pipeline with additional product candidates. We believe that ESPs with broadened Gram-negative coverage, representing a new generation of pleuromutilin antibiotics, can help overcome important mechanisms of Gram-negative resistance.

•	Evaluate business development opportunities and potential collaborations. We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our product candidates, build our product pipeline and concurrently advance a range of research and development programs.

Our Corporate Information

We were incorporated in October 2005 in Austria under the name Nabriva Therapeutics Forschungs GmbH, a limited liability company organized under Austrian law, as a spin-off from Sandoz GmbH and commenced operations in February 2006. In 2007, we transformed into a stock corporation under the name Nabriva Therapeutics AG. We are incorporated under the laws of the Republic of Austria and registered at the Commercial Register of the Commercial Court of Vienna. Our executive offices are located at Leberstrasse 20,

1110 Vienna, Austria, and our telephone number is +43 (0)1 740 930. Our website address is www.nabriva.com. The information contained on, or accessible through, our website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include the following:

•	We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•	Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet conducted any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•	We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•	If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•	We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of June 30, 2015, we had accumulated losses of €111.0 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•	If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the ADSs.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 on the design and effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with more than $700 million in market value of our share capital held by non-affiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Since we currently report and expect to continue to report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of The NASDAQ Stock Market. Consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States, or a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

THE OFFERING

ADSs offered by us:	ADSs

ADSs to be outstanding immediately following this offering:	ADSs

Common shares to be outstanding immediately following this offering:	common shares

Option to purchase additional ADSs	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to additional ADSs to cover over-allotments, if any.

The ADSs	Each ADS represents of a common share, nominal value €1.00 per share.

The depositary will hold the common shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying common shares. The depositary will charge you fees for, among other acts, any surrender of ADSs for the purpose of withdrawal. We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of proceeds	We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, to complete the clinical development of lefamulin for CABP, to pursue the clinical development of lefamulin for additional indications and for earlier stage research and development activities and for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Directed shares	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the ADSs offered hereby for employees, members of our supervisory board and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. See “Underwriting” for more information.

Listing	We have applied to list the ADSs on The NASDAQ Global Market under the symbol “NBRV.”

The total number of common shares to be outstanding after this offering is based on 1,063,972 common shares outstanding as of July 31, 2015 and an additional 9,912 common shares issuable for nominal value to certain existing shareholders upon the closing of this offering in satisfaction of the preferred dividend rights under a shareholders agreement providing for contractual preference rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share from our financing in April 2015 in which we issued an aggregate of 730,162 common shares with contractual preference rights under the shareholders agreement for cash consideration and certain contributions in-kind, which we refer to as our April 2015 financing. The actual number of additional common shares issuable for nominal value upon the closing of this offering in satisfaction of the preferred dividend rights will be determined by dividing the value of the preferred dividend amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro-for-U.S. dollar exchange rate as of the date of the final prospectus for this offering. See “Description of Share Capital” for more information.

The number of common shares to be outstanding after this offering excludes:

•	116,038 common shares issuable upon the exercise of options outstanding as of July 31, 2015 at a weighted average exercise price of €53.81 per share;

•	85,594 additional common shares reserved for future issuance as of the closing of this offering under our Stock Option Plan 2015; and

•	2,819 common shares held in treasury as of July 31, 2015.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase an aggregate of up to an additional ADSs to cover over-allotments, if any; and

•	the termination, upon the closing of this offering and issuance of the shares described above for nominal value, of the contractual preference rights provided for by the shareholders agreement.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data as of and for the six months ended June 30, 2014 and 2015 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2015 and our results of operations for the six months ended June 30, 2014 and 2015. We present our consolidated financial statements in euros and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The summary consolidated financial data below should be read together with those consolidated financial statements and related notes included elsewhere in this prospectus as well as the “Selected Consolidated Financial Data” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Statement of Comprehensive Income (Loss) Data:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share data)	2013	2014	2014	2015
Other income	€26,182	€1,805	€951	€1,348
Research and development expenses	(7,324)	(7,065)	(3,459)	(6,802)
General and administrative expenses	(2,869)	(2,876)	(1,051)	(2,298)
Other gains (losses), net	171	105	35	(1)

Operating result	16,160	(8,031)	(3,524)	(7,753)

Financial income	4,026	1,086	2,075	6,154
Financial expenses	(8,200)	(6,363)	(2,668)	(12,474)

Financial result	(4,174)	(5,277)	(593)	(6,320)
Profit (loss) before taxes	11,986	(13,308)	(4,117)	(14,073)

Taxes on income	(776)	(72)	(2)	(12)

Profit (loss) for the period	11,210	(13,380)	(4,119)	(14,085)

Other comprehensive income (loss) for the period	—	(21)	—	14
Total comprehensive income (loss) for the period	€11,210	€(13,401)	€(4,119)	€(14,071)

Earnings (loss) per share(1)
Basic	€34.53	€(41.21)	€(12.68)	€(28.75)

Diluted	€27.89	€(41.21)	€(12.68)	€(28.75)

Weighted-average shares outstanding
Basic	324,703	324,703	324,703	489,876

Diluted	369,993	324,703	324,703	489,876

Pro forma earnings (loss) per share, basic and diluted (unaudited)(2)		€(8.49)		€(7.70)

Shares used to compute pro forma earnings (loss) per share, basic and diluted (unaudited)(2)		1,073,884		1,073,884

(1)	Basic and diluted loss per share are the same for the year ended December 31, 2014 and for the six months ended June 30, 2014 and 2015 because the assumed exercise of outstanding options and the assumed exercise of the conversion feature in our convertible loans would be anti-dilutive due to our net loss in these periods.
(2)	The unaudited pro forma earnings (loss) per share data gives effect to (i) the issuance in April 2015 of 730,162 common shares with contractual preference rights under a shareholders agreement, which includes (a) the sale of 511,188 common shares for cash consideration of €42.1 million, (b) the exchange of the amounts outstanding under convertible loans into 203,750 common shares and (c) the exchange of silent partnership interests into 15,224 common shares, (ii) the issuance of 9,107 common shares with contractual preference rights to Kreos Capital IV (Expert Fund) Limited, (iii) the issuance of an aggregate of 9,912 common shares to certain existing shareholders upon the closing of this offering for nominal value in satisfaction of the preferred dividend rights under the shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing and (iv) the repayment in full of approximately €1.7 million in principal and interest under a loan from the Austrian Research Promotion Agency, as if each had occurred on January 1, 2014.

Consolidated Statement of Financial Position Data:

The following table summarizes our consolidated statement of financial position data as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of 9,107 common shares with contractual preference rights under a shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015 at a price of €1.00 per share pursuant to the exercise of a warrant; and

•	the issuance of an aggregate of 9,912 common shares upon the closing of this offering for nominal value to certain existing shareholders in satisfaction of the liability associated with the preferred dividend rights under the shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing; and

•	on a pro forma as adjusted basis to give further effect to:

•	the sale of ADSs by us in this offering, assuming an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the one-time payment of a profit share fee of €0.3 million to the Austria Wirtschaftsservice GmbH, which we are required to pay upon the completion of this offering.

	As of June 30, 2015
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	€34,860	€34,879	€
Total assets	38,086	38,105
Total debt	3,410	3,410
Preferred dividend rights(2)	3,789	—
Total liabilities	14,253	9,169
Accumulated losses	(110,990)	(110,990)
Total equity (deficit)	23,833	28,936

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per ADS would increase or decrease, as applicable, the amount of cash and cash equivalents, total assets and total equity by $ million (€ million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of in the number of ADSs we are offering would increase or decrease, as applicable, the amount of cash and cash equivalents, total assets and total equity by approximately $ million (€ million), assuming the assumed initial public offering price per ADS remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	All contractual preference rights under the shareholders agreement, including the preferred dividend rights, will terminate upon the closing of this offering and issuance of the shares for nominal value in satisfaction of the preferred dividend rights.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in the ADSs. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never generate profits from operations or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was €14.1 million for the six months ended June 30, 2015 and €13.4 million for the year ended December 31, 2014. We generated a net profit of €11.2 million for the year ended December 31, 2013, primarily from the recognition of non-recurring income of €20.9 million as a result of the repurchase of a $25.0 million loan for €1.00 in connection with the termination by Forest Laboratories Inc., or Forest, of a stock purchase agreement and a decision by Forest not to exercise a related right to acquire us. As of June 30, 2015, we had accumulated losses of €111.0 million. To date, we have financed our operations primarily through private placements of our common shares, convertible loans and research and development support from governmental grants and loans. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will increase substantially in connection with initiating and completing the planned international Phase 3 clinical trials of our lead product candidate, lefamulin, for the treatment of community-acquired bacterial pneumonia, or CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. If the results of these two trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. In addition, we plan to conduct a Phase 1 clinical trial of lefamulin in patients with ventilator-associated bacterial pneumonia, or VABP. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with hospital-acquired bacterial pneumonia, or HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against methicillin-resistant Staphylococcus aureus, or MRSA. We also plan to further characterize the clinical pharmacology of lefamulin. If we obtain marketing approval of lefamulin for CABP or another indication, we also expect to incur significant sales, marketing, distribution and manufacturing expenses.

In addition, our expenses will increase if and as we:

•	initiate or continue the research and development of lefamulin for additional indications and of our other product candidates;

•	seek to discover and develop additional product candidates;

•	seek marketing approval for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	in-license or acquire other products, product candidates or technologies;

•	maintain, expand and protect our intellectual property portfolio;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development, our operations as a public company and our planned future commercialization efforts.

Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue. Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. This will require us to be successful in a range of challenging activities, including:

•	initiating and obtaining favorable results from our Phase 3 clinical trials of lefamulin for the treatment of CABP;

•	subject to obtaining favorable results from our Phase 3 clinical trials, applying for and obtaining marketing approval for lefamulin;

•	establishing sales, marketing and distribution capabilities to effectively market and sell lefamulin in the United States;

•	establishing collaboration, distribution or other marketing arrangements with third parties to commercialize lefamulin in markets outside the United States;

•	protecting our rights to our intellectual property portfolio related to lefamulin;

•	contracting for the manufacture of commercial quantities of lefamulin; and

•	negotiating and securing adequate reimbursement from third-party payors for lefamulin.

We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to generate profits from operations. Even if we do generate profits from operations, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to generate profits from operations and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development and other expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in receipt of regulatory clearance to begin our Phase 3 clinical trials or delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least until                     . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through collaboration agreements.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our Phase 3 clinical trials of lefamulin;

•	the costs and timing of process development and manufacturing scale-up activities associated with lefamulin;

•	the costs, timing and outcome of regulatory review of lefamulin;

•	the costs of commercialization activities for lefamulin if we receive, or expect to receive, marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of lefamulin;

•	the costs of developing lefamulin for the treatment of additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the scope, progress, results and costs of product development of BC-7013 and any other product candidates that we may develop;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States.

Conducting clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of lefamulin or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, lefamulin or any other product candidate that we develop, in-license or acquire may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our securityholders, including purchasers of ADSs in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a securityholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing our company, developing and securing our technology, raising capital and undertaking preclinical studies and clinical trials of our product candidates. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks Related to Product Development and Commercialization

We depend heavily on the success of our lead product candidate, lefamulin, which we are developing for CABP and other indications. If we are unable to complete our Phase 3 clinical program for lefamulin for CABP and obtain marketing approvals for lefamulin, or if thereafter we fail to commercialize lefamulin or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of lefamulin. There remains a significant risk that we will fail to successfully develop lefamulin for CABP or any other indication. We do not expect to have top-line data from our Phase 3 clinical program for lefamulin for the treatment of CABP available until late 2017. The timing of the availability of such top-line data and the completion of our Phase 3 clinical program is dependent, in part, on our ability to locate and enroll a sufficient number of eligible patients in our Phase 3 clinical program on a timely basis. If we ultimately obtain favorable results from our Phase 3 clinical program for lefamulin for CABP, we do not expect to submit applications for marketing approval for lefamulin for this indication until 2018.

Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin. The success of lefamulin will depend on a number of factors, including the following:

•	obtaining favorable results from clinical trials;

•	making arrangements with third-party manufacturers for commercial supply and receiving regulatory approval of our manufacturing processes and our third-party manufacturers’ facilities from applicable regulatory authorities;

•	receipt of marketing approvals from applicable regulatory authorities for lefamulin for the treatment of CABP;

•	launching commercial sales of lefamulin, if and when approved, whether alone or in collaboration with third parties;

•	acceptance of lefamulin, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	maintaining a continued acceptable safety profile of lefamulin following approval;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	protecting our rights in our intellectual property portfolio.

Successful development of lefamulin for the treatment of additional indications, if any, or for use in other patient populations and our ability, if it is approved, to broaden the label for lefamulin will depend on similar factors.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize lefamulin for CABP or for any additional indications, which would materially harm our business.

If clinical trials of lefamulin or any of our other product candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or FDA, regulatory authorities in the European Union, or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of lefamulin or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We have not conducted any clinical trials of lefamulin specifically for CABP. Our completed Phase 2 clinical trial evaluated lefamulin in patients with acute bacterial skin and skin structure infections, or ABSSSI. Our Phase 1 clinical trials evaluated lefamulin in healthy subjects to obtain tolerance data and to understand the absorption and distribution of lefamulin in the blood and target tissues, evaluate the metabolism and elimination route of lefamulin and obtain safety and tolerability data to help predict safe and effective doses of lefamulin for the treatment of patients. In addition, we plan to use a different intravenous, or IV, formulation of lefamulin for our Phase 3 clinical trials for CABP than we used in our Phase 2 clinical trial for ABSSSI. We have only evaluated this new IV formulation of lefamulin, a sterile saline solution buffered by a citrate salt, in Phase 1 clinical trials. Because of these and other factors, the results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP. Although we believe that the collective data from prior trials and our preclinical studies provide support for concluding that lefamulin is well suited for treatment of CABP, we may fail to obtain favorable results in our Phase 3 clinical trials of lefamulin for CABP. If the results of our Phase 3 clinical trials are not favorable, including failure to achieve the primary efficacy endpoints of the trials, we may need to conduct additional clinical trials at significant cost or altogether abandon development of lefamulin for CABP and potentially other indications.

If we are required to conduct additional clinical trials or other testing of lefamulin or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements or restrictions; or

•	have the product removed from the market after obtaining marketing approval.

The occurrence of any of the developments listed above could materially harm our business, financial condition, results of operations and prospects.

If we experience any of a number of possible unforeseen events in connection with our planned Phase 3 clinical trials of lefamulin for CABP or other clinical trials, the potential marketing approval or commercialization of lefamulin or other product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, our planned Phase 3 clinical trials of lefamulin for CABP or other clinical trials we conduct that could delay or prevent our ability to receive marketing approval or commercialize lefamulin or our other product candidates, including:

•	clinical trials of lefamulin or our other product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of lefamulin for CABP, lefamulin for other indications or our other product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	we may be unable to enroll a sufficient number of patients in our planned Phase 3 clinical trials of lefamulin for CABP or other clinical trials we conduct to ensure adequate statistical power to detect any statistically significant treatment effects;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators, institutional review boards or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	we may experience delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may have to suspend or terminate our planned Phase 3 clinical trials of lefamulin for CABP or other clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the trials.

For example, we may need to enroll more patients in our Phase 3 clinical trials of lefamulin for CABP than we currently anticipate if, among other reasons, an interim analysis indicates that a larger number of patients is required to generate additional data. We expect that we will need to conduct an interim analysis of 60% of the blinded enrolled patients for each of our two Phase 3 clinical trials of lefamulin for CABP to determine if an increase in the number of patients in either trial is required based on whether the observed clinical response is consistent with the point estimate used in determining the trial sample size. An increase in the number of patients in either of these trials could delay our expected development and approval timelines for lefamulin for CABP.

Our product development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials of lefamulin or any other product candidate that we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. In particular, we may experience enrollment challenges at trial sites in the United States, where it is a common practice to place patients with potential moderate to severe CABP on antibiotics very shortly after examination. This practice could prevent potential U.S. trial patients from being enrolled in our clinical trials based on our eligibility criteria. In addition, some of our competitors have ongoing clinical trials for product candidates that could be competitive with lefamulin, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	severity of the disease under investigation;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study;

•	approval of other therapies to treat the disease under investigation;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the time of year in which the trial is initiated or conducted, geographic distribution of trial sites given the timing of pneumonia season globally and seasonal variability in the number of patients affected by the disease under investigation, including a general decline in the number of patients with CABP during the summer months;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of the company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in our Phase 3 clinical trials of lefamulin for CABP or any of our other clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If serious adverse or undesirable side effects are identified during the development of lefamulin or any other product candidate that we develop, we may need to abandon or limit our development of that product candidate.

All of our product candidates are in clinical or preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or other safety issues that prevented further development of the compound.

Lefamulin was well tolerated in our Phase 2 trial. No patient in the trial suffered any serious adverse events that were found to be related to lefamulin, and no patient in the trial died. Some patients experienced adverse events that were assessed by the investigator as possibly or probably related to study medication. The majority of their symptoms were mild in severity. Four patients discontinued study medication following a drug-related event, three of whom were in a lefamulin treatment group: one patient experienced events of hyperhidrosis, vomiting and headache; one patient experienced infusion site pain; and one patient experienced dyspnea.

Because the potential for mild effect on electrocardiogram, or ECG, measurements was observed in preclinical studies, we have continued to assess this potential in all human clinical trials we have conducted. In the Phase 2 clinical trial, no change in ECG measurements was considered to be of clinical significance, and no drug-related cardiovascular adverse event was reported. Both lefamulin and vancomycin treatment were associated with a small increase in the QT interval. The QT interval is a measure of the heart’s electrical cycle, with a lengthened QT interval representing a marker for potential ventricular arrhythmia. We plan to continue to evaluate the effect of lefamulin on the QT interval in future clinical trials, including our Phase 3 clinical trials of lefamulin for CABP.

There were no systemic adverse events of clinical concern and no drug-related serious adverse events observed in any of our Phase 1 clinical trials of lefamulin. In these trials, the most commonly observed adverse effects with oral administration of lefamulin were related to the gastrointestinal tract, including nausea and abdominal discomfort, while the most commonly observed adverse effects related to IV administration were related to irritation at the infusion site. In addition, lefamulin produced a transient, predictable and reproducible prolongation of the QT interval based on the maximum concentration of the drug in the blood plasma. At therapeutic doses, we expect that the drug will not produce large effects on the QT interval that would be of clinical relevance. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 clinical trials. None of the ECG stopping criteria defined in the trial protocols was reached in any clinical trial. However, if we observe clinically relevant effects on the QT interval in our Phase 3 clinical trials of lefamulin for CABP or in any other clinical trial of lefamulin, our ability to successfully develop lefamulin for CABP or any other indication may be significantly delayed or prevented.

If we elect or are forced to suspend or terminate any clinical trial of lefamulin or any other product candidates that we are developing, the commercial prospects of lefamulin or such other product candidates will be harmed and our ability to generate product revenues, if at all, from lefamulin or any of these other product candidates will be delayed or eliminated. Any of these occurrences could materially harm our business, financial condition, results of operations and prospects.

Even if lefamulin or any other product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for lefamulin may be smaller than we estimate.

If lefamulin or any of our other product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current treatments for pneumonia, including generic options, are well established in the medical community, and doctors may continue to rely on these treatments without lefamulin. In addition, our efforts to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin may fail or may be less successful than we expect. If lefamulin does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	lefamulin’s ability to limit the development of bacterial resistance in the pathogens it targets;

•	the prevalence and severity of any side effects;

•	the ability to offer our product candidates for sale at competitive prices, including in comparison to generic competition;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies, physicians to prescribe these therapies and hospitals to approve the cost and use by its physicians of these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement; and

•	the timing of any marketing approval in relation to other product approvals.

Although we believe that the mechanism of action for pleuromutilin antibiotics may result in slow development of bacterial resistance to lefamulin or our other pleuromutilin product candidates over time, bacteria might nevertheless develop resistance to lefamulin or our other pleuromutilin product candidates more rapidly or to a greater degree than we anticipate. If bacteria develop such resistance, or if lefamulin is not effective against drug-resistant bacteria, the efficacy of these product candidates would decline, which would negatively affect our potential to generate revenues from these product candidates.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. If the level of reimbursement is below our expectations, our revenue and gross margins would be adversely affected. Obtaining formulary approval from third-party payors can be an expensive and time-consuming process. We cannot be certain if and when we will obtain formulary approval to allow us to sell lefamulin or any future product candidates into our target markets. Even if we do obtain formulary approval, third-party payors, such as government or private health care insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. These and other similar developments could significantly limit the degree of market acceptance of lefamulin or any of our other product candidates that receive marketing approval.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing lefamulin or any other product candidate if and when they are approved.

We do not have a sales, marketing or distribution infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales, marketing and distribution organization or outsource these functions to third parties. If lefamulin receives marketing approval, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. In addition, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in markets outside the United States.

There are risks involved with establishing our own sales, marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put our sales representatives at a competitive disadvantage relative to sales representatives from companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales, marketing and distribution organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market, sell and distribute ourselves any products that we develop. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to lefamulin and any other products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a variety of available therapies marketed for the treatment of CABP. Currently the treatment of CABP is dominated by generic products. For hospitalized patients, combination therapy is frequently used. Many currently approved drugs are well-established therapies and are widely accepted by physicians, patients and third-party payors. We also are aware of various drugs under development for the treatment of CABP, including solithromycin, (under Phase 3 clinical development by Cempra Inc.), dalbavancin (under Phase 3 clinical development by Actavis plc.), omadacycline (under Phase 3 clinical development by Paratek Pharmaceuticals Inc.) and delafloxacin (under Phase 3 clinical development by Melinta Therapeutics Inc.).

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain marketing approvals for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers. We expect that if lefamulin is approved for CABP, it will be priced at a significant premium over competitive generic products. This may make it difficult for us to replace existing therapies with lefamulin. The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approvals from regulatory authorities and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs.

Even if we are able to commercialize lefamulin or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize lefamulin or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A major trend in the E.U. and U.S. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for lefamulin or any other product that we commercialize and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for lefamulin may be particularly difficult because of the number of generic drugs, which are typically available at lower prices, that are available to treat CABP. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, such as lefamulin. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize lefamulin or other product candidates for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and to limit commercialization of any products that we may develop or in-license.

We face an inherent risk of product liability exposure related to the testing of lefamulin and any other product candidate that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop or in-license. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Prior to the commencement of the first of our planned Phase 3 clinical trials, we plan to obtain product liability insurance that covers our clinical trials up to at least a $10 million annual aggregate limit and subject to a per claim deductible. This amount of insurance may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing lefamulin or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations currently, and may in the future, involve the use of hazardous and flammable materials, including chemicals and medical and biological materials, and produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or disposal of hazardous wastes, we could be held liable for any resulting damages, and any liability could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We also maintain liability insurance for some of these risks, but our policy excludes pollution and has a coverage limit of $1.0 million.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of lefamulin, or any other compound that we are developing or evaluating in our research program. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of lefamulin, and our strategy is to outsource all manufacturing of our product candidates and products to third parties.

We do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates. We obtain the pleuromutilin starting material for lefamulin from a single-third party manufacturer. Sandoz GmbH, or Sandoz, a division of Novartis AG, or Novartis, currently manufacturers our supply of pleuromutilin, which Sandoz uses internally to manufacture veterinary products. Another third-party manufacturer synthesizes lefamulin from the pleuromutilin starting material and provides our supply of the active pharmaceutical ingredient. We engage separate manufacturers to provide fill and finish services for the finished product that we are using in our clinical trials of lefamulin. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

If the third parties that we engage to supply any materials or manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. For example, there are only a limited number of known manufacturers that produce pleuromutilin. In early 2015, Novartis announced the sale of its animal health division, including its veterinary products, to a third party. As a result, it is possible that we will need to arrange for a new third-party supplier of pleuromutilin. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. We expect to continue to rely on such third parties in conducting our clinical trials of lefamulin, and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Similar GCP and transparency requirements apply in the European Union. Failure to comply with such requirements, including with respect to clinical trials conducted outside the European Union, can also lead regulatory authorities to refuse to take into account clinical trial data submitted as part of a marketing authorization application, or MAA.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We may enter into collaborations with third parties for the development or commercialization of lefamulin and our other product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If lefamulin receives marketing approval, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization. Outside the United States, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin. We also may seek third-party collaborators for development and commercialization of other product candidates or for lefamulin for indications other than CABP. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•	collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, product and product candidate priorities, available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	disputes may arise between the collaborator and us as to the ownership of intellectual property arising during the collaboration;

•	we may grant exclusive rights to our collaborators, which would prevent us from collaborating with others;

•	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

For example, in 2012, we entered into a stock purchase agreement with Forest pursuant to which Forest reimbursed us for certain external research and development costs and provided us with a $25.0 million loan in exchange for an exclusive right to acquire 100% of our outstanding shares for a one-year period. However, in 2013, Forest decided not to exercise its right to acquire us and terminated the stock purchase agreement. In connection with this termination, we repurchased the $25.0 million loan for €1.00. We no longer have a commercial relationship with Forest, and no rights or obligations remain outstanding under the stock purchase agreement.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

The potential commercialization of lefamulin and the development and potential commercialization of other product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, we intend to seek to commercialize lefamulin through a variety of types of collaboration arrangements outside the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States, Europe and in certain additional foreign jurisdictions related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain patent protection in all major markets or may not obtain protection that enables us to prevent the entry of third parties onto the market. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our U.S. patents or pending U.S. patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the European Union and elsewhere may also result in clinical trial data submitted as part of an MAA becoming publicly available. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, we have pledged all of our intellectual property as collateral under our loan agreement with Kreos Capital IV (UK) Limited. In July 2015, Kreos Capital IV (UK) Limited agreed to release us from the pledge of our intellectual property upon the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Kreos Loan.”

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We may not be aware of all such intellectual property rights potentially relating to our product candidates. Any freedom-to-operate search or analysis previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing lefamulin. Thus, we do not know with certainty whether lefamulin, any other product candidate, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, or in order to avoid or settle litigation, we could be required to obtain a license to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to make substantial payments. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our business was founded as a spin-off from Sandoz. Although all patent applications are fully owned by us and were either filed by Sandoz with all rights fully transferred to us, or filed in our sole name, because we acquired certain of our patents from Sandoz, we must rely on their prior practices, with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be obtained or independently developed by a competitor, our competitive position would be harmed.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Legal Compliance

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, in particular in the United States or the European Union, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates, including lefamulin, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market lefamulin or any of our other product candidates from regulatory authorities in any jurisdiction.

We have no experience in filing and supporting the applications necessary to obtain marketing approvals for product candidates and expect to rely on third-party contract research organizations to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that lefamulin or any of our other product candidates are not effective or only moderately effective, or have undesirable or unintended side effects, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval or that prevent or limit commercial use.

The process of obtaining marketing approvals is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Our failure to obtain marketing approval in jurisdictions other than the United States and Europe would prevent our product candidates from being marketed in these other jurisdictions, and any approval we are granted for our product candidates in the United States and Europe would not assure approval of product candidates in other jurisdictions.

In order to market and sell lefamulin and our other product candidates in jurisdictions other than the United States and Europe, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval or approvals from regulatory authorities in the European Union. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA approval or approvals from regulatory authorities in the European Union. In addition, some countries outside the United States and Europe require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or regulatory authorities in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or regulatory authorities in the European Union. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.

Even if we obtain marketing approval for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMP, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMP.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to strict enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the U.S. Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We have not reached agreement with the FDA regarding our request for a Special Protocol Assessment, or SPA, with respect to the study design of our first Phase 3 clinical trial for CABP.

We are designing our Phase 3 clinical trials to follow the draft guidance published by the FDA for the development of drugs for CABP and have submitted a request for an SPA with the FDA regarding the study design of our first Phase 3 clinical trial. The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a product candidate’s efficacy and safety. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness in the indication studied.

The FDA responded to our request for an SPA in June 2015. The FDA agreed to certain fundamental elements of our Phase 3 clinical trial, including the proposed duration of therapy, and did not provide any comments disagreeing with our choice of comparator, proposed sample size or primary and secondary endpoints. However, absence of disagreement or comments from the FDA does not represent agreement by the FDA as to these matters. The FDA also provided comments regarding specific prohibited concomitant medications and how we intend to manage and evaluate specific subpopulations within the trial and requested additional information. We are engaging in dialogue with the FDA to seek to address the FDA’s comments.We have provided additional requested information to the FDA and resubmitted our SPA request with the goal of obtaining agreement with the FDA regarding the SPA. Agreement from the FDA regarding an SPA is not a prerequisite to initiating our Phase 3 clinical trials. If we experience any delays in reaching agreement regarding the SPA, and in light of the feedback we have received to date, we would likely withdraw the SPA request and proceed on our current timeline for initiation of our first Phase 3 clinical trial. Without an agreement regarding the SPA, we will not have the benefit of an advance written agreement from the FDA on the design and size of our Phase 3 clinical trial and the adequacy of the Phase 3 study design would only be determined by the FDA following completion of the trial during the regulatory review process for our application for marketing approval.

Even if we were to reach agreement with the FDA regarding our request for an SPA, an SPA may not lead to faster development, regulatory review or approval for lefamulin.

Even if we were to reach agreement with the FDA regarding our SPA, such agreement may not lead to faster development, regulatory review or approval for lefamulin. Once the FDA and an applicant reach an agreement under the special protocol assessment process regarding the design and size of a clinical trial, the agreement generally cannot be changed after the clinical trial begins. However, the FDA may revoke or alter an SPA under defined circumstances, such as changes in the relevant data or assumptions provided by the sponsor or the emergence of new public health concerns. A revocation or alteration in the SPA, if granted, could significantly delay or prevent approval of any marketing applications we submit. In addition, any significant change to the protocols for a clinical trial subject to an SPA would require prior FDA approval, which could delay implementation of such a change and the conduct of the related clinical trial.

Fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life threatening condition and the drug demonstrates the potential to address unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has designated the IV formulation of lefamulin as a qualified infectious disease product, or QIDP, and granted fast track designation to this formulation of lefamulin. However, neither the QIDP nor the fast track designation ensures that lefamulin will receive marketing approval or that approval will be granted within any particular timeframe. We may also seek fast track designation for our other product candidates. We may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval.

If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Because the FDA designated the IV formulation of lefamulin as a QIDP, lefamulin also will receive priority review. We may also request priority review for other product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

Our relationships with customers, healthcare providers and professionals and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates, including lefamulin, for which we obtain marketing approval. Our future arrangements with customers, healthcare providers and professionals and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include, and are not limited to, the following:

•	The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid. This statute has been broadly interpreted to apply to manufacturer arrangements with prescribers, purchasers and formulary managers, among others. Several other countries, including the United Kingdom, have enacted similar anti-kickback, fraud and abuse, and healthcare laws and regulations.

•

The federal False Claims Act imposes civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. The government and qui tam relators have brought False Claims Act actions against pharmaceutical companies on the theory that their practices have caused false claims to be submitted to the government. There is also a separate false claims provision imposing criminal penalties.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	HIPAA also imposes criminal liability for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

•	The federal Physician Sunshine Act requirements under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, referred to together as the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and physician ownership and investment interests in such manufacturers. Payments made to physicians and research institutions for clinical trials are included within the ambit of this law.

•	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Exclusion, suspension and debarment from government funded healthcare programs would significantly impact our ability to commercialize, sell or distribute any drug. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and a number of foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of lefamulin or any of our other product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including lefamulin, for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

More recently, in March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Affordable Care Act revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the Affordable Care Act until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Affordable Care Act, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or E.U. member state level may result in significant additional requirements or obstacles that may increase our operating costs.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

There is no assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including trade control laws. If we are not in compliance with the FCPA and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, provide accurate information to the FDA or comparable non-U.S. regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Colin Broom, our Chief Executive Officer, and the other principal members of our management and scientific teams. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, including in the United States where we plan to expand our physical presence, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to this Offering and Ownership of the ADSs

There has been no public market for the ADSs or our common shares prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for the ADSs or our common shares. The initial public offering price for the ADSs will be determined through negotiations with the underwriters. Although we applied to have the ADSs approved for listing on The NASDAQ Global Market, an active trading market for the ADSs may never develop or be sustained following this offering. If an active market for the ADSs does not develop, it may be difficult for you to sell the ADSs you purchase in this offering without depressing the market price for the ADSs or at all.

The price of the ADSs may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of ADSs in this offering.

The price of our ADSs is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced significant volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for the ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory delays and greater government regulation of potential products due to adverse events;

•	regulatory or legal developments in the United States, the European Union and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. We also may face securities class-action litigation if we cannot obtain regulatory approvals for or if we otherwise fail to commercialize lefamulin or any of our other product candidates. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

After this offering, our senior managers, supervisory board members and principal shareholders, if they choose to act together, will continue to have the ability to control most matters submitted to shareholders for approval.

Upon the closing of this offering, our senior managers and supervisory board members, combined with our shareholders who owned more than 5% of our outstanding shares before this offering, will, in the aggregate, beneficially own approximately         % of our share capital. As a result, if these shareholders were to choose to act together, they would be able to control most matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of supervisory board members and approval of any merger, consolidation or sale of all or substantially all of our assets.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends on our common shares since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that earnings, if any, will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Payment of future dividends to securityholders will be at the discretion of the management board, subject to the approval of the supervisory board after taking into account various factors including our business prospects, cash requirements, financial performance, debt covenant limitations and new product development. In addition, Austrian law imposes limitations on our ability to pay dividends. Under Austrian law, a company may only pay dividends if the distribution of dividends is proposed by the management board and the supervisory board and resolved by the company’s shareholders at a general meeting. Our ability to pay dividends is assessed by our management board based primarily on our unconsolidated financial statements prepared in accordance with the Austrian Commercial Code (Unternehmensgesetzbuch). Dividends may be paid only after the relevant balance sheet date from the net profit (Bilanzgewinn) recorded in our unconsolidated annual financial statements as approved by our supervisory board or by our shareholders at a general meeting. In determining the amount available for distribution, the annual net income must be adjusted to account for any accumulated undistributed net profit or loss from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and allocation to such reserves must therefore be deducted from the annual net income in order to calculate the annual net profit.

We expect that ADSs representing only a relatively small percentage of our common shares will be publicly traded following this offering, which may limit the liquidity of your investment and may have a material adverse effect on the price of the ADSs.

After this offering, only         % of our common shares will be beneficially owned by parties other than our supervisory board members, senior management, existing shareholders holding 5% or more of our common shares, and their respective affiliates. As a result, we expect that ADSs representing only a relatively small number of our common shares will be actively traded in the public market following this offering. Reduced liquidity may have a material adverse effect on the price of the ADSs.

You will not be able to trade the ADSs or our common shares on any exchange outside of the United States.

The ADSs will be listed only in the United States on The NASDAQ Global Market and we have no plans to list the ADSs or our common shares in any other jurisdiction. As a result, a holder of ADSs outside of the United States may not be able to effect transactions in the ADSs as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

The sale of a substantial number of our common shares or the ADSs following this offering may cause the market price of the ADSs to decline.

Sales of a substantial number of our common shares or ADS, or the perception in the market that these sales could occur, could reduce the market price of the ADSs. After this offering, we will have                      common shares outstanding based on the number of shares outstanding as of July 31, 2015 and including 9,912 common shares issuable for nominal value to certain existing shareholders upon the closing of this offering in satisfaction of the preferred dividend rights under a shareholders agreement providing for certain contractual preference rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share from our financing in April 2015 in which we issued an aggregate of 730,162 common shares with contractual preference rights under the shareholders agreement for cash consideration and certain contributions in-kind. This includes the common shares representing the ADSs that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. The remaining              common shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after this offering. Moreover, after this offering, holders of an aggregate of              common shares will have rights, subject to specified conditions beginning 180 days after the date of this prospectus, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, on the design and effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with more than $700 million in market value of our share capital held by non-affiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements. We cannot predict whether investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the International Accounting Standards Board.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We intend to rely on NASDAQ Stock Market rules that permit us to comply with applicable Austrian corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder will differ from the rights you would have as a shareholder of a domestic U.S. issuer.

As a foreign private issuer whose ADSs are listed on The NASDAQ Global Market, we are permitted in certain cases to follow Austrian corporate governance practices instead of the corresponding requirements of the NASDAQ Stock Market rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of our common shares under such plans. In accordance with Austrian law, we are not required to seek shareholder approval in connection with the implementation of employee equity compensation plans unless such plans provide for the issuance of common shares to supervisory board members or the management board does not hold a valid authorization to issue common shares for such purpose. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

•	a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States; or

•	a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which would include the requirement to file additional periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC regulations to prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, rather than IFRS.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer would be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our supervisory board.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the ADSs to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our supervisory board.

For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described elsewhere in this “Risk Factors” section. We may remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our share capital that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, securityholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of the ADSs will be substantially higher than the pro forma net tangible book value per ADS. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book value per ADS after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of approximately $             per ADS, representing the difference between our pro forma net tangible book value per ADS, after giving effect to this offering, and the assumed initial public offering price. For more information, see the “Dilution” section of this prospectus.

U.S. investors may have difficulty enforcing civil liabilities against us, our supervisory board members or senior management and the experts named in this prospectus.

We are incorporated under the laws of Austria, and our registered offices and a substantial portion of our assets are located outside of the United States. In addition, many of the members of our management board and our supervisory board and our senior management are residents of Austria and jurisdictions other than the United States. As a result, it may not be possible to effect service of process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, it is questionable whether a court in Austria would accept jurisdiction and impose civil liability if proceedings were commenced in such court predicated solely upon U.S. federal securities laws. As the United States and Austria do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters (other than arbitration awards in such matters), a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, will not be enforceable, either in whole or in part, in Austria. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Austria, such party may submit to the Austrian court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against the company will be regarded by an Austrian court only as evidence of the outcome of the dispute to which such judgment relates, and an Austrian court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Austria. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. For more information, see the “Enforceability of Civil Liabilities” section of this prospectus.

Holders of ADSs may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the common shares evidenced by the ADSs. Holders of the ADSs will have the right to instruct the depositary with respect to the voting of the common shares represented by the ADSs. If we tell the depositary to solicit your voting instructions, the depositary is required to endeavor to carry out your instructions. If we do not tell the depositary to solicit your voting instructions (and we are not required to do so), you can still send instructions, and, in that case, the depositary may, but is not required to, carry out those instructions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

We expect that the depositary for the ADSs will agree to pay to you or distribute the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, in accordance with the limitations that we expect will be set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We are exposed to risks related to currency exchange rates.

A significant portion of our expenses are denominated in currencies other than euros, while our financing has historically been in euros. In addition, the initial public offering price of the ADSs will be in U.S. dollars. Because our financial statements are presented in euros, changes in currency exchange rates have had and could have a significant effect on our operating results when our operating results are translated into U.S. dollars. Exchange rate fluctuations between local currencies and the euro create risk in several ways, including the following:

•	weakening of the euro may increase the euro cost of overseas research and development expenses and the cost of sourced product components outside of the euro zone;

•	strengthening of the euro may decrease the value of our revenues denominated in other currencies;

•	the exchange rates on non-euro transactions and cash deposits can distort our financial results; and

•	commercial pricing and profit margins are affected by currency fluctuations.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft) and incorporated under Austrian law. The rights of holders of our common shares and, therefore, certain of the rights of holders of the ADSs, are governed by Austrian law, including the provisions of the Austrian Stock Corporation Act, and by our articles of association. These rights differ in important respects from the rights of shareholders in typical U.S. corporations. These differences include, in particular:

•	Under Austrian law, certain important resolutions, including, for example, capital decreases, mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the stock corporation (apart from insolvency and certain other proceedings), require the vote of a 75% majority (and, in some cases, as high as a 90% majority) of the capital present or represented at the relevant general meeting of shareholders. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the general meeting, the holder or holders of a smaller percentage of the shares in an Austrian stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•	As a general rule under Austrian law, a shareholder has no direct recourse against the members of the management board or supervisory board of an Austrian stock corporation in the event that it is alleged that any of them have breached their duty of loyalty or duty of care to the Austrian stock corporation. Apart from insolvency or other special circumstances, only the Austrian stock corporation itself has the right to claim damages from members of the management or supervisory board. An Austrian stock corporation may waive or settle these damages claims only after five years, if the shareholders approve the waiver or settlement at the general meeting with a simple majority of the votes cast and no group of shareholders holding, in the aggregate, at least 20% (and in some cases, 5%) of the Austrian stock corporation’s share capital objects to such waiver or settlement and has its opposition formally noted in the minutes of the general meeting. However, Austrian courts acknowledge a waiver or settlement of claims for damages earlier if all shareholders consent to such waiver.

See “Description of Share Capital—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Austrian Stock Corporation Act and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets, taking into account the initial public offering price of the ADSs in this offering and the expected price of the ADSs following this offering, and the nature of our business, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended December 31, 2014 and do not expect to be a PFIC during our tax year ending December 31, 2015. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive Foreign Investment Company Considerations” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing and conduct of our clinical trials of lefamulin, including statements regarding the timing of initiation and completion of the trials, the period during which the results of the trials will become available and the expected design of planned trials;

•	the timing of and our ability to submit applications for, obtain and maintain marketing approval of lefamulin;

•	the potential receipt of revenues from future sales of lefamulin;

•	our plans to pursue development of lefamulin for additional indications other than CABP;

•	our plans to pursue research and development of other product candidates;

•	our ability to establish and maintain arrangements for manufacture of our product candidates;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to successfully commercialize lefamulin and our other product candidates;

•	the potential advantages of lefamulin and our other product candidates;

•	our estimates regarding the market opportunities for lefamulin and our other product candidates;

•	the rate and degree of market acceptance and clinical benefit of lefamulin and our other product candidates;

•	our ability to establish and maintain collaborations;

•	our ability to acquire or in-license additional products, product candidates and technologies;

•	our anticipated PFIC status;

•	our future intellectual property position;

•	our estimates regarding future expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our expected use of proceeds from this offering; and

•	other risks and uncertainties, including those described in the “Risk Factors” section of this prospectus.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section in this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million (€         million), based upon an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional ADSs to cover over-allotments, we estimate that the net proceeds of the offering will be approximately $         million (€         million) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per ADS would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million (€         million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of                      in the number of ADSs offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million (€         million), assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2015, we had cash and cash equivalents of approximately €34.9 million ($38.9 million). As of June 30, 2015, there was approximately €3.9 million ($4.3 million) principal amount of debt outstanding under our loan agreement with Kreos Capital IV (UK) Limited, or Kreos. The loan bears an annual interest rate of 11.9% and provides for equal monthly installment payments of €0.2 million, including interest payments, through maturity in July 2017. We expect to use approximately €0.3 million of the net proceeds from this offering to make a one-time payment of a profit share fee to the Austria Wirtschaftsservice GmbH. We currently estimate that we will use the remaining net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million (€ million) to complete the clinical development of lefamulin for CABP;

•	approximately $ million (€ million) to pursue the clinical development of lefamulin for additional indications and for earlier stage research and development activities;

•	approximately $ million (€ million) for the scheduled payments of principal and interest under our loan agreement with Kreos through July 2017; and

•	the remainder for working capital and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering, we estimate that such funds, together with our existing cash and cash equivalents, will be sufficient to enable us to                     . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. While we anticipate that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to allow us to                      , the net proceeds may not be sufficient to allow us to                     . We also do not expect the net proceeds from this offering to be sufficient to                 .

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not plan to declare or pay cash dividends on our common shares in the foreseeable future.

In addition, Austrian law imposes limitations on our ability to pay dividends. Under Austrian law, a company may only pay dividends if the distribution of dividends is proposed by the management board and the supervisory board and resolved by the company’s shareholders at a general meeting. Our ability to pay dividends is assessed by our management board based primarily on our unconsolidated financial statements prepared in accordance with the Austrian Commercial Code (Unternehmensgesetzbuch). Dividends may be paid only after the relevant balance sheet date from the net profit (Bilanzgewinn) recorded in our unconsolidated annual financial statements as approved by our supervisory board or by our shareholders at a general meeting. In determining the amount available for distribution, the annual net income must be adjusted to account for any accumulated undistributed net profit or loss from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and allocation to such reserves must therefore be deducted from the annual net income in order to calculate the annual net profit. Dividends paid by us may be subject to Austrian withholding tax as further described in “Taxation—Income Taxation of Shareholders Tax Resident in Austria (Residents)—Taxation of Dividends.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of 9,107 common shares with contractual preference rights under a shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015 at a price of €1.00 per share pursuant to the exercise of a warrant; and

•	the issuance of an aggregate of 9,912 common shares upon the closing of this offering for nominal value to certain existing shareholders in satisfaction of the preferred dividend rights under the shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share from our financing in April 2015 in which we issued an aggregate of 730,162 common shares with contractual preference rights under the shareholders agreement for cash consideration and certain contributions in-kind; and

•	on a pro forma as adjusted basis to give further effect to:

•	the issuance and the sale of ADSs by us in this offering, assuming an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the one-time payment of a profit share fee of €0.3 million to the Austria Wirtschaftsservice GmbH, which we are required to pay upon the completion of this offering.

This table should be read with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of June 30, 2015
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	€34,860	€34,879	€

Total debt	3,410	3,410
Equity
Share capital	1,058	1,077
Capital reserves	135,546	140,630
Other reserves	(1,781)	(1,781)
Accumulated losses	(110,990)	(110,990)

Total equity	23,833	28,936

Total capitalization	€27,243	€32,346	€

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per ADS would increase or decrease, as applicable, the amount of cash and cash equivalents, capital reserves, total equity and total capitalization by $ million (€ million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of in the number of ADSs we are offering would increase or decrease, as applicable, the amount of cash and cash equivalents, capital reserves, total equity and total capitalization by approximately $ million (€ million), assuming the assumed initial public offering price per ADS remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes:

•	24,133 common shares issuable upon the exercise of options outstanding as of June 30, 2015 at a weighted average exercise price of €6.72 per share;

•	174 additional common shares reserved for future issuance as of June 30, 2015 under our Stock Option Plan 2007; and

•	2,819 common shares held in treasury as of June 30, 2015.

DILUTION

If you invest in the ADSs in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and our pro forma as adjusted net tangible book value per ADS after this offering.

Our historical net tangible book value (deficit) as of June 30, 2015 was €23.8 million ($26.6 million), or €22.59 ($25.19) per share and $             per ADS. Each ADS represents                      of a common share. Historical net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by 1,054,865 shares of our outstanding share capital as of June 30, 2015.

Our pro forma net tangible book value (deficit) as of June 30, 2015 was €         million ($         million), or €         ($        ) per share and $         per ADS. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities divided by 1,073,884 common shares outstanding after giving effect to the issuance of 9,107 common shares with contractual preference rights under a shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015 at a price of €1.00 per share pursuant to the exercise of a warrant and the issuance of an aggregate of 9,912 common shares upon the closing of this offering for nominal value in satisfaction of the preferred dividend rights under a shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share from our financing in April 2015 in which we issued an aggregate of 730,162 common shares with contractual preference rights under the shareholders agreement for cash consideration and certain contributions in-kind, which we refer to as our April 2015 financing.

After giving further effect to our issuance and sale of                      ADSs in this offering at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the one-time payment of a profit share fee of €0.3 million to the Austria Wirtschaftsservice GmbH, which we are required to pay upon the completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2015, would have been €         million ($         million), or €             ($            ) per share and $             per ADS. This represents an immediate increase in the pro forma as adjusted net tangible book value of €             ($            ) per share and $         per ADS to our existing shareholders and an immediate dilution of pro forma as adjusted net tangible book value of €             ($            ) per share and $         per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution per ADS to new investors is determined by subtracting the pro forma as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering:

Assumed initial public offering price per ADS		$
Historical net tangible book value (deficit) per ADS as of June 30, 2015	$

Increase in net tangible book value per ADS attributable to the issuance of common shares with contractual preference rights under the shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015; and the issuance of additional common shares in satisfaction of the preferred dividend rights under the shareholders agreement providing for contractual preference rights upon the closing of this offering

Pro forma net tangible book value per ADS as of June 30, 2015
Increase in pro forma as adjusted net tangible book value per ADS attributable to new investors in this offering

Pro forma as adjusted net tangible book value per ADS after giving effect to this offering

Dilution per ADS to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value by $         per ADS and increase or decrease, as applicable, the dilution to new investors by $         per ADS, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of                      in the number of ADSs we are offering would increase or decrease, as applicable, the pro forma as adjusted net tangible book value by $             per ADS and increase or decrease, as applicable, the dilution to new investors by $             per ADS, assuming the assumed initial public offering price per ADS remains the same.

The following table summarizes on a pro forma as adjusted basis as of June 30, 2015, as described above, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing shareholders and by new investors in this offering at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Common Shares/ADSs Purchased			Total Consideration				Average Price Per Common Share		Average Price Per ADS
	Number	Percent		Amount		Percent

Existing shareholders			%	$	€		%	$	€	$	€
New investors

Total		100.0%		$	€	100.0%		$	€	$	€

A $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $         million and increase or decrease, as applicable, the percentage of total consideration paid by new investors, on an absolute basis, by approximately         %, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of                      in the number of ADSs we are offering would increase or decrease, as applicable, the total consideration paid by new investors by $         million and increase or decrease, as applicable, the percentage of total consideration paid by new investors, on an absolute basis, by approximately         %, assuming the assumed initial public offering price per ADS remains the same.

The table above is based on 1,054,865 common shares outstanding as of June 30, 2015 and after giving effect to the issuance of 9,107 common shares with contractual preference rights under the shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015 at a price of €1.00 per share pursuant to the exercise of a warrant and the issuance of an aggregate of 9,912 common shares to certain existing shareholders upon the closing of this offering for nominal value in satisfaction of the preferred dividend rights under the shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing.

The table above excludes:

•	24,133 common shares issuable upon the exercise of options outstanding as of June 30, 2015 at a weighted average exercise price of €6.72 per share;

•	174 additional common shares reserved for future issuance as of June 30, 2015 under our Stock Option Plan 2007; and

•	2,819 common shares held in treasury as of June 30, 2015.

The table above assumes no exercise of the underwriters’ option to purchase additional ADSs. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments in full, the following will occur:

•	the percentage of common shares held by existing shareholders would decrease to % of the total number of common shares outstanding after this offering; and

•	the percentage of common shares held by new investors would increase to % of the total number of common shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data as of and for the six months ended June 30, 2014 and 2015 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2015 and our results of operations for the six months ended June 30, 2014 and 2015. We present our consolidated financial statements in euros and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Statements of Comprehensive Income (Loss) Data:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share data)	2013	2014	2014	2015
Other income	€26,182	€1,805	€951	€1,348
Research and development expenses	(7,324)	(7,065)	(3,459)	(6,802)
General and administrative expenses	(2,869)	(2,876)	(1,051)	(2,298)
Other gains (losses), net	171	105	35	(1)

Operating result	16,160	(8,031)	(3,524)	(7,753)

Financial income	4,026	1,086	2,075	6,154
Financial expenses	(8,200)	(6,363)	(2,668)	(12,474)

Financial result	(4,174)	(5,277)	(593)	(6,320)
Profit (loss) before taxes	11,986	(13,308)	(4,117)	(14,073)

Taxes on income	(776)	(72)	(2)	(12)

Profit (loss) for the period	11,210	(13,380)	(4,119)	(14,085)

Other comprehensive income (loss) for the period	—	(21)	—	14
Total comprehensive income (loss) for the period	€11,210	€(13,401)	€(4,119)	€(14,071)

Earnings (loss) per share(1)
Basic	€34.53	€(41.21)	€(12.68)	€(28.75)

Diluted	€27.89	€(41.21)	€(12.68)	€(28.75)

Weighted-average shares outstanding
Basic	324,703	324,703	324,703	489,876

Diluted	369,993	324,703	324,703	489,876

(1)	Basic and diluted loss per share are the same for the year ended December 31, 2014 and for the six months ended June 30, 2014 and 2015 because the assumed exercise of outstanding options and the assumed exercise of the conversion feature in our convertible loans would be anti-dilutive due to our net loss in these periods.

Consolidated Statement of Financial Position Data:

The following table sets forth selected statement of financial position data as of the dates indicated:

	As of December 31,		As of June 30, 2015
(in thousands)	2013	2014
Cash and cash equivalents	€3,291	€1,770	€34,860
Total assets	5,324	3,963	38,086
Total debt(1)	11,880	22,572	3,410
Preferred dividend rights	—	—	3,789
Total liabilities	22,154	34,122	14,253
Accumulated losses	(83,525)	(96,905)	(110,990)
Total equity (deficit)	(16,830)	(30,159)	23,833

(1)	Comprised of Borrowings, Investment from silent partnership and Convertible loans.

EXCHANGE RATE INFORMATION

Our business to date has been conducted primarily in the European Union, and we prepare our consolidated financial statements in euros. In this prospectus, unless otherwise indicated, translations from euros to U.S. dollars were made at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2015 at the rate of €1.00 to $1.1154. On August 14, 2015, the exchange rate was €1.00 to $1.1110. The following tables present information on the exchange rates between the euro and the U.S. dollar for the periods indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

(U.S. dollar per euro)	Period End(1)	Average(2)
Year Ended December 31:
2010	1.3131	1.3204
2011	1.2973	1.3999
2012	1.3186	1.2909
2013	1.3779	1.3303
2014	1.2101	1.3184

	Low	High
Month:
February 2015	1.1197	1.1462
March 2015	1.0524	1.1212
April 2015	1.0582	1.1008
May 2015	1.0876	1.1428
June 2015	1.0913	1.1404
July 2015	1.0848	1.1150
August 2015 (through August 14)	1.0868	1.1198

(1)	In the event that the period end fell on a day for which data is not available, the exchange rate on the prior most recent business day is given.
(2)	Calculated using the average of the exchange rates on the last day of each month during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data” sections.

All amounts included herein with respect to the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. All amounts included herein with respect to the six months ended June 30, 2014 and 2015 are derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2014 and 2015 and the audited consolidated financial statements for the years ended December 31, 2013 and 2014 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We are preparing to initiate two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These will be the first clinical trials we have conducted with lefamulin for the treatment of CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. Based on our expectations regarding initiation of these trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We have completed a Phase 2 clinical trial of lefamulin for acute bacterial skin and skin structure infections, or ABSSSI, and 16 Phase 1 clinical trials of lefamulin in which we exposed healthy subjects to single or multiple doses of IV or oral lefamulin. We plan to conduct a Phase 1 clinical trial of lefamulin in patients with ventilator-associated bacterial pneumonia, or VABP. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with hospital-acquired bacterial pneumonia, or HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against methicillin-resistant Staphylococcus aureus, or MRSA. We plan to pursue a number of additional opportunities for lefamulin, including a development program for use in pediatric patients and potentially for the treatment of ABSSSI. In addition, as an antibiotic with potent activity against a wide variety of multi-drug resistant pathogens, including MRSA, we plan to explore development of lefamulin in further indications, including sexually transmitted infections, or STIs, osteomyelitis and prosthetic joint infections. Through our research and development efforts, we have also identified a topical pleuromutilin product candidate, BC-7013, which has completed a Phase 1 clinical trial. We also have an ongoing research program focused on evaluating pleuromutilin compounds with enhanced activity against Gram-negative bacteria, which we call extended-spectrum pleuromutilins, or ESPs.

We were incorporated in October 2005 in Austria as a spin-off from Sandoz GmbH and commenced operations in February 2006. In 2014, we established our wholly owned U.S. subsidiary, which began operations in August 2014. We are a development stage company and have not generated any revenue from the sale of products. Since inception, we have incurred significant operating losses. As of June 30, 2015, we had an accumulated deficit of €111.0 million. To date, we have financed our operations primarily through private placements of our common shares, convertible loans and research and development support from governmental grants and loans. We have devoted substantially all of our efforts to research and development, including clinical trials. Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in receipt of regulatory clearance to begin our Phase 3 clinical trials or delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

April 2015 Financing

In March 2015, we entered into an agreement with existing and new investors to issue and sell common shares with contractual preference rights under a shareholders agreement. We refer to this transaction as our April 2015 financing. In connection with our April 2015 financing, we agreed to sell common shares with contractual preference rights under the shareholders agreement in two tranches. In April 2015, we closed the sale of the first tranche of 730,162 common shares, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind consisting of the conversion of outstanding convertible loans and silent partnership interests. See “—Critical Accounting Policies” for more information regarding the April 2015 financing. We also agreed to sell a second tranche of common shares with contractual preference rights under the shareholders agreement to these investors at their option for an aggregate purchase price of $70.0 million if we do not complete a public offering in the United States within specified parameters or by a specified date.

Forest Stock Purchase Agreement

In 2012, we entered into a stock purchase agreement with Forest Laboratories Inc., or Forest, pursuant to which Forest agreed to reimburse us for certain external research and development costs and provide us with a $25.0 million loan in exchange for an exclusive right to acquire 100% of our outstanding shares during a one year option period. We and Forest also agreed on a joint development plan for lefamulin during the option period as part of our preparations for the start of our Phase 3 clinical trials and established a joint development committee to oversee the activities and approve any amendments to the joint development plan. Each party had a single vote and decisions had to be made unanimously. Each party was responsible for its own internal costs associated with the joint development plan. As part of this arrangement, Forest reimbursed us for €2.9 million in out-of-pocket third-party research and development costs incurred in connection with the joint development plan in 2013. In 2013, Forest decided not to exercise its right to acquire us and terminated the stock purchase agreement. In connection with this termination, we exercised our contractual right to repurchase the $25.0 million loan for €1.00. We no longer have a commercial relationship with Forest, and no rights or obligations remain outstanding under the stock purchase agreement.

Financial Operations Overview

Revenue

To date we have not generated any revenues from product sales and we do not expect to generate any revenue from the sale of products in the near future. Our success depends primarily on the successful development and regulatory approval of our product candidates and our ability to finance operations. If our development efforts result in clinical success and regulatory approval or we enter into collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

Other Income

Our other income consists principally of non-refundable government grants. Grant income comprises:

•	€0.8 million of grants received from the Vienna Center for Innovation and Technology (Zentrum für Innovation und Technologie, or ZIT) and €0.8 million of grants from the Vienna Business Promotion Fund (Wiener Wirtschafsförderungsfonds, or WWFF);

•	a research premium from the Austrian government equal to 10% of a specified research and development cost base; and

•	the benefits from government loans at below-market rates of interest granted by the European Recovery Plan, or ERP, Fund and the Österreichische Forschungsförderungsgesellschaft, or FFG.

Our grants from ZIT and WWFF are non-refundable except in limited circumstances. We currently are and expect to remain in compliance with all of the obligations under the grants.

In 2013, other income also included non-recurring income of €20.9 million from the repurchase of the loan from Forest. Additionally, we received cost reimbursements amounting to €2.9 million in 2013 related to the collaboration provisions of our agreement with Forest.

Research and Development Expenses

Research and development expenses represented 71.9% and 71.1% of our total operating expenses for the years ended December 31, 2013 and 2014, respectively, and 76.7% and 74.7% of our total operating expenses for the six months ended June 30, 2014 and 2015, respectively.

For each of our research and development programs, we incur both direct and indirect expenses. Direct expenses include third party expenses related to these programs such as expenses for manufacturing services, non-clinical and clinical studies and other third party development services. Indirect expenses include salaries and related costs, including stock-based compensation, for personnel in research and development functions, infrastructure costs allocated to research and development operations, costs associated with obtaining and maintaining intellectual property associated with our research and development operations, regulatory filings, laboratory consumables, consulting fees related to research and development activities, depreciation of tangible fixed assets allocated to research and development operations and other overhead costs. We utilize our research and development staff and infrastructure resources across several programs, and many of our indirect costs historically have not been specifically attributable to a single program. Accordingly, we cannot state precisely our total indirect costs incurred on a program-by-program basis.

We have expensed all research and development costs incurred to date. We may review this policy in the future depending on the outcome of our current development programs.

The following table summarizes our direct research and development expenses by program and our indirect costs.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
Direct costs
Lefamulin	€2,352	€779	309	€3,744
Other initiatives (incl. ESP program and BC-7013)	129	239	156	9
Indirect costs	4,843	6,047	2,994	3,049

Total	€7,324	€7,065	€3,459	€6,802

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and conduct our Phase 3 clinical trials of lefamulin for the treatment of CABP, pursue the clinical development of lefamulin for additional indications and engage in earlier stage research and development activities. We expect our total future direct research and development costs to complete the clinical development of lefamulin for CABP and to submit applications for marketing approval in both the United States and Europe to be in the range of approximately $65 million to $75 million. We do not expect to incur significant expenses in the near future for the further development of BC-7013. It is difficult to estimate the duration and completion costs of our other research and development programs.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, costs and results of clinical trials and other research and development activities;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care, and our ability to achieve market acceptance for any of our product candidates that receive marketing approval;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims.

A change in the outcome of any of these variables with respect to the development of our product candidates could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently contemplate will be required for the completion of clinical development of any product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses represented 28.1% and 28.9% of our total operating expenses for the years ended December 31, 2013 and 2014, respectively, and 23.3% and 25.3% of our total operating expenses for the six months ended June 30, 2014 and 2015, respectively.

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation not related to research and development activities for personnel in our finance, information technology and administrative functions. General and administrative expenses also include costs related to professional fees for auditors, lawyers and tax advisors and consulting fees not related to research and development operations, as well as functions that are partly or fully outsourced by us, such as accounting, payroll processing and information technology.

We expect general and administrative expenses to increase in the near future with the expansion of our staff and management team to include new personnel responsible for finance, legal, information technology and later, sales and business development functions. We also expect increased infrastructure, consulting, legal, accounting, auditing and investor relations expenses associated with being a public company in the United States.

Financial Income and Expenses

In the year ended December 31, 2013, financial income consisted of the adjustment of the carrying amount of our outstanding convertible loans due to an extension of the maturities of these loans to 2014. In the year ended December 31, 2014, financial income consisted of the changes in the fair values of the conversion rights related to our outstanding convertible loans. In the six months ended June 30, 2014, financial income consisted primarily of the effects from the change in the fair value of the conversion rights related to our outstanding convertible loans. In the six months ended June 30, 2015, financial income consisted primarily of the adjustment of the carrying amount of our outstanding convertible loans due to an extension of the maturities of these loans in January 2015 to December 31, 2015 and to gains resulting from the waiver of the accrued interest and call option rights by the lenders of our outstanding convertible loans in connection with our April 2015 financing.

We have historically deposited our cash and cash equivalents primarily in savings and deposit accounts that have original maturities of three months or less and that generate minimal interest income. Due to the low interest rates currently available, we do not expect material interest income in the near future. Due to the conversion of all outstanding convertible loans in connection with the April 2015 financing, we do not expect any further interest income from the change of fair value of a financial instrument.

Financial expenses consist of interest expense and amortization of other financing fees for the Forest loan in 2013, a €5.0 million loan we entered into with Kreos Capital IV (UK) Limited, or Kreos, in July 2014 and the research and development support loans from the ERP Fund granted in 2010 and the Österreichische Forschungsförderungsgesellschaft, or FFG, granted in 2008, interest expense on our convertible loans, the preferred dividend rights of the shares issued in the April 2015 financing, as well as effects from changes in the fair values of the silent partnership investments, the convertible loans and the related call option and conversion rights.

Results of Operations

Comparison of the Six Months Ended June 30, 2014 and 2015

	Six Months Ended June 30,
(in thousands)	2014	2015	Change %
Other income	€951	€1,348	41.7%
Research and development expenses	(3,459)	(6,802)	96.6
General and administrative expenses	(1,051)	(2,298)	118.6
Other gains (losses), net	35	(1)	(102.9)

Operating result	(3,524)	(7,753)	(120.0)

Financial income	2,075	6,154	*
Financial expenses	(2,668)	(12,474)	*

Financial result	(593)	(6,320)	*

Loss before taxes	(4,117)	(14,073)	241.8

Taxes on income	(2)	(12)	*

Loss for the period	(4,119)	(14,085)	242.0

Other comprehensive income for the period	—	14	*

Total comprehensive loss for the period	€(4,119)	€(14,071)	241.6%

*	Not meaningful.

Other Income

	Six Months Ended June 30,
(in thousands)	2014	2015	Change %
Research premium	€419	€1,240	195.9%
Grants from WWFF and ZIT	221	48	(78.3)
Government grants (IAS 20)	311	60	(80.7)

Total	€951	€1,348	41.7%

Other income increased by €0.4 million from €0.9 million for the six months ended June 30, 2014 to €1.3 million for the six months ended June 30, 2015. The increase was primarily due to a €0.8 million increase in research premiums as a result of a higher applicable research and development cost base in the six months ended June 30, 2015, which was partly offset by a €0.2 million decrease in grant income, due to the end of the ESP project supported by the ZIT grant in December 2014, and a €0.2 million decrease in the benefits from government loans at below-market rates of interest due to our repayment of the ERP loan in July 2014.

Research and Development Expenses

	Six Months Ended June 30,
(in thousands)	2014	2015	Change %
Direct Costs
Lefamulin	€309	€3,744	1,111.7%
Other initiatives (including ESP program and BC-7013)	156	9	(94.2)
Indirect Costs	2,994	3,049	1.8

Total	€3,459	€6,802	96.6%

Research and development expenses increased by €3.3 million from €3.5 million for the six months ended June 30, 2014 to €6.8 million for the six months ended June 30, 2015. The increase was primarily due to higher costs in the first half of 2015 related to preparation for our planned Phase 3 clinical trials for lefamulin. Direct costs for our other initiatives, including BC-7013, were relatively limited during both periods. The €0.1 million increase in indirect costs from €3.0 million for the six months ended June 30, 2014 to €3.1 million for the six months ended June 30, 2015 was primarily due to a €0.3 million increase in staff costs related to the addition of employees in the United States and a €0.2 million increase in consulting expenses related to the preparation for our planned Phase 3 clinical trials for lefamulin, partly offset by the release of liabilities in the amount of €0.4 million for social security and taxes in connection with the Stock Option Plan 2007, which resulted from a change in the valuation of the stock options from the Stock Option Plan 2007 in the first half of 2015 mainly due to the impact of the April 2015 financing.

General and Administrative Expenses

General and administrative expenses increased by €1.2 million from €1.1 million for the six months ended June 30, 2014 to €2.3 million for the six months ended June 30, 2015. The increase was primarily due to a €0.6 million increase in professional service fees related to preparation for this offering, and a €0.4 million increase in staff costs related to the addition of employees in the United States.

Financial Income and Expenses

Financial result increased by €5.7 million from €0.6 million in net financial expenses in the six months ended June 30, 2014 to €6.3 million in net financial expenses in the six months ended June 30, 2015. In the six months ended June 30, 2015, interest and similar expenses increased by €1.0 million primarily due to higher effective interest expenses on the €5.0 million loan from Kreos entered into on July 4, 2014 and the €5.1 million incremental borrowing under our convertible loan agreements entered into on July 4, 2014 and January 8, 2015.

The change in other financial income and expenses resulted primarily from a €9.6 million increase in net expense from fair value adjustments of the conversion rights related to our outstanding convertible loans, from income of €2.0 million for the six months ended June 30, 2014 to an expense of €7.6 million for the six months ended June 30, 2015, related to the valuation impact of the April 2015 financing. This was partly offset by benefits of €3.3 million due to the waiver of interest on our outstanding convertible loans, €1.5 million due to the termination of call options held by the lender of our outstanding convertible loans, and €0.3 million due to fair value adjustments of the call options related to our outstanding convertible loans, all in connection with our April 2015 financing. This was further offset by a €1.1 million increase in income from adjustments of the carrying amounts of financial liabilities in accordance with IAS 39 “Financial Instruments: Recognition and Measurement,” or IAS 39, due to the extension of payment terms on certain of our outstanding convertible loans in January 2015. The expense for the six months ended June 30, 2015 also included a €0.3 million expense due to the acceleration of payment terms on one outstanding convertible loan in accordance with IAS 39 and a €0.5 million expense from fair value adjustments of the warrant related to the Kreos loan in connection with our April 2015 financing. No such adjustments occurred in the six months ended June 30, 2014.

Adjustments to the amortized cost of the silent partnership investments resulted in a €0.8 million expense in the six months ended June 30, 2015, compared with income of €0.1 million in the six months ended June 30, 2014.

Comparison of the Years Ended December 31, 2013 and 2014

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Other income	€26,182	€1,805	(93.1)%
Research and development expenses	(7,324)	(7,065)	(3.5)
General and administrative expenses	(2,869)	(2,876)	0.2
Other gains, net	171	105	(38.6)

Operating result	16,160	(8,031)	(149.7)

Financial income	4,026	1,086	(73.0)
Financial expenses	(8,200)	(6,363)	(22.4)

Financial result	(4,174)	(5,277)	(26.4)

Profit (loss) before taxes	11,986	(13,308)	(211.0)

Taxes on income	(776)	(72)	(90.7)

Profit (loss) for the period	11,210	(13,380)	(219.4)

Other comprehensive loss for the year	—	(21)	*

Total comprehensive income (loss) for the year	€11,210	€(13,401)	(219.5)%

*	Not meaningful.

Other Income

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Income from repurchase of Forest Laboratories loan	€20,871	€—	(100.0)%
Research premium	1,449	1,028	(29.1)
Cost reimbursements	2,906	—	(100.0)
Government grants (IAS 20)	659	422	(36.0)
Grants from WWFF and ZIT	297	355	19.5

Total	€26,182	€1,805	*

*	Not meaningful.

Other income decreased by €24.4 million from €26.2 million for the year ended December 31, 2013 to €1.8 million for the year ended December 31, 2014. The decrease was primarily due to our recognition of €20.9 million in other income from our 2013 repurchase of the Forest loan. Additionally, during 2013 we received cost reimbursements of €2.9 million from Forest related to the collaboration provisions of our agreement with Forest.

Other income comprised of grants and research premiums decreased by €0.6 million, or 25.0%, from €2.4 million for the year ended December 31, 2013 to €1.8 million for the year ended December 31, 2014. The decrease is primarily due to a €0.4 million decrease in research premiums as a result of a lower applicable research and development cost base in 2014.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2013	2014	Change %
Direct costs
Lefamulin	€2,352	€779	(66.9)%
Other initiatives (including ESP program and BC-7013)	129	239	85.3
Indirect costs	4,843	6,047	24.9

Total	€7,324	€7,065	(3.5)%

Research and development expenses were €7.3 million for the year ended December 31, 2013 and €7.1 million for the year ended December 31, 2014. The decrease of €0.2 million was primarily due to the following:

•	a decrease of €1.6 million in direct costs for our lefamulin program after the termination of the Forest agreement. During the joint development program with Forest in 2013, sufficient active pharmaceutical ingredient, or API, was produced for the entire Phase 3 clinical development program of lefamulin for CABP. As a result, expenses for API manufacturing decreased by €0.5 million to €0.2 million in 2014. Also, costs related to clinical trials decreased by €0.8 million to zero in 2014 after the termination of the Forest agreement. Direct costs for our other initiatives, including BC-7013, were immaterial in both 2013 and 2014.

•	an increase in indirect costs of €1.2 million, consisting primarily of an increase in staff costs of €1.0 million, or 41.7%, from €2.4 million in 2013 to €3.4 million in 2014, primarily due to an increase of €0.4 million resulting from an increase in research and development headcount in 2014, and the effect in 2013 from the reversal of cash bonus provisions of €0.5 million due to the termination of the Forest agreement. Expenses for research and development consulting increased by €0.2 million, or 100.0%, from €0.2 million in 2013 to €0.4 million in 2014.

General and Administrative Expenses

General and administrative expenses were €2.9 million in both the year ended December 31, 2013 and the year ended December 31, 2014. In 2014, there was an increase of €0.5 million to €1.0 million in expenses for accounting, auditing, legal and other consultancy services related to the April 2015 financing as well as the exploration of other financing opportunities. Offsetting this increase was a decrease in employee compensation costs of €0.5 million from €1.6 million in 2013 to €1.1 million in 2014, due to the mutual termination of rights we granted to members of our management board to receive certain payments in the event of a sale of 50% or more of our shares, a merger, or certain other specified events, which we refer to as substance participation rights.

Financial Income and Expenses

Financial result decreased by €1.1 million from €4.2 million in net financial expenses in the year ended December 31, 2013 to €5.3 million in net financial expenses in the year ended December 31, 2014. In 2014, interest and similar expenses increased by €1.8 million primarily due to interest paid on the €5.0 million loan from Kreos and €3.6 million in incremental borrowings under our convertible loan agreements, offset by decreases in such expenses due to our repurchase of the Forest loan in 2013.

The change in other financial income and expenses resulted primarily from a €5.0 million change in income (expense) from fair value adjustments of the conversion rights related to the convertible loans, from an expense of €3.9 million in 2013 to income of €1.1 million in 2014. Adjustments of the carrying amounts of financial liabilities according to IAS 39, due to the extension of payment terms of the convertible loans, resulted in other financial income of €3.8 million in 2013. No such adjustment occurred in 2014.

Taxes on Income

Taxes on income decreased by €0.7 million, or 87.5%, from €0.8 million in the year ended December 31, 2013 to €0.1 million in the year ended December 31, 2014. The higher tax expense in 2013 resulted from €12.0 million in profit before taxes for the period due to €20.9 million of non-recurring income related to our repurchase of the Forest loan in 2013.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have financed our operations primarily through private placements of our common shares, convertible debt financings and research and development support from governmental grants and loans. As of June 30, 2015, we had cash and cash equivalents of €34.9 million.

In connection with our April 2015 financing, we sold 730,162 common shares with contractual preference rights under a shareholders agreement, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind consisting of the conversion of outstanding convertible loans and silent partnership interests. We have also agreed to sell a second tranche of common shares with contractual preference rights under the shareholders agreement to the investors in our April 2015 financing at their option for an aggregate purchase price of $70.0 million if we do not complete a public offering in the United States within specified parameters or by a specified date.

Between 2011 and 2015 we entered into five convertible loan agreements with certain of our shareholders for proceeds in the aggregate amount of €16.8 million. As described above, all outstanding convertible loans converted into common shares with contractual preference rights under the shareholders agreement in connection with our April 2015 financing.

We entered into silent partnership agreements with certain of our shareholders for aggregate proceeds of €0.5 million in the second quarter of 2014 and €1.0 million in the first quarter of 2015. As described above, both of these agreements have terminated and the related claims for repayment were converted into common shares with contractual preference rights under the shareholders agreement in connection with our April 2015 financing.

Also during the second quarter of 2014, we entered into a €5.0 million loan agreement with Kreos that resulted in net proceeds of €4.6 million after deduction of the initial interest and principal payments and transaction costs at closing. In connection with the loan agreement, we granted Kreos Capital IV (Expert Fund) Limited a warrant to purchase our common shares with contractual preference rights under the shareholders agreement, which Kreos Capital IV (Expert Fund) Limited has exercised in full. As collateral for the loan, we pledged our intellectual property, fixed assets exceeding a book value of €1,000, the receivables related to the research premium and our bank accounts. In July 2015, Kreos Capital IV (UK) Limited agreed to release us from the pledge of our intellectual property upon the closing of this offering. We may sell or otherwise disburse of any of the pledged fixed asset in the ordinary course of business, and may also withdraw any amounts from the pledged bank accounts, as long as we are not in default of the provisions in the loan agreement. For more information on the Kreos loan, see “—Contractual Obligations—Kreos Loan.”

In 2012, we entered into a stock purchase agreement with Forest. Pursuant to the agreement, Forest reimbursed us for certain external research and development costs incurred in connection with the joint development plan and granted us a $25.0 million loan in exchange for an exclusive one-year option to purchase 100% of our outstanding shares. In the second quarter of 2013, Forest decided not to exercise its option and we repurchased the loan for €1.00.

Other financing sources included proceeds from the release of restricted cash in the amount of €0.3 million in 2014 and €0.1 million in 2013.

Cash Flows

Comparison of the Six Months Ended June 30, 2014 and 2015

The table below summarizes our unaudited condensed consolidated statement of cash flows for the six months ended June 30, 2014 and 2015.

	Six Months Ended June 30,
	2014	2015
Cash flow utilized by operating activities	€(4,266)	€(9,057)
Cash flow utilized by investing activities	(9)	(52)
Cash flow generated from financing activities	1,785	42,183

Net cash flow	€(2,490)	€33,074

Cash flow utilized by operating activities increased by €4.8 million from €4.3 million for the six months ended June 30, 2014 to €9.1 million for the six months ended June 30, 2015 due to a higher net loss of €4.0 million during the six months ended June 30, 2015, after adjustments for non-cash amounts included in financial results and other income, along with higher cash interest expense of €0.3 million and higher tax payments of €0.8 million, partly offset by improved working capital of €0.3 million primarily from higher trade and other liabilities.

Cash flow utilized by investing activities was not significant in the six months ended June 30, 2014 and 2015 and related primarily to the acquisition of equipment in support of our research and development activities.

Cash flow generated from financing activities increased by €40.4 million from €1.8 million for the six months ended June 30, 2014 to €42.2 million for the six months ended June 30, 2015 primarily due to cash proceeds of €42.1 million from our April 2015 financing, €3.1 million from the issuance of an additional convertible loan in January 2015 and proceeds of €1.0 million from a new silent partnership agreement in January 2015, compared with proceeds of €1.6 million from convertible loans for the six months ended June 30, 2014. The increase was partially offset by aggregate repayments of long-term borrowings amounting to €2.6 million in the six months ended June 30, 2015. These repayments were comprised of the full repayment of the outstanding FFG loan of €1.7 million and the repayment of principal of the Kreos loan in the amount of €0.9 million. Additionally, the increase was offset by equity transaction costs of €1.4 million. Repayment of long-term borrowings amounted to €0.3 million in the six months ended June 30, 2014.

Comparison of the Years Ended December 31, 2013 and 2014

The table below summarizes our consolidated audited statement of cash flows for the years ended December 31, 2013 and 2014.

	Year Ended December 31,
(in thousands)	2013	2014
Cash flow utilized by operating activities	€(3,749)	€(8,660)
Cash flow generated from (utilized by) investing activities	2,477	(66)
Cash flow generated from financing activities	1,018	7,223

Net cash flow	€(254)	€(1,503)

Cash flow utilized by operating activities increased by €5.0 million from €3.7 million in 2013 to €8.7 million in 2014 due to cost reimbursements from Forest of €2.9 million received in 2013. Changes in working capital, resulting in a decrease in cash flow of €1.4 million were primarily due to the receipt in 2013 of €1.2 million in research premiums for both 2011 and 2012. Interest payments increased by €0.3 million from €0.1 million in 2013 to €0.4 million in 2014, due to our loan from Kreos.

Cash flow generated from (utilized by) investing activities decreased from €2.5 million in 2013 to approximately zero in 2014 due to our sale of marketable securities in 2013 resulting in proceeds of €2.5 million.

Cash flow generated from financing activities increased by €6.2 million from €1.0 million in 2013 to €7.2 million in 2014 primarily due to net proceeds from our loan from Kreos of €4.6 million and additional convertible loans in the aggregate principal amount of €3.6 million, partly offset by the early repayment of the loan from the ERP Fund in the amount of €1.7 million in 2014.

Funding Requirements

We anticipate that our expenses will increase substantially as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for the treatment of CABP, including delays in receipt of regulatory clearance to begin our Phase 3 clinical trials or delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

In addition, our expenses will increase if and as we:

•	initiate or continue the research and development of lefamulin for additional indications and of our other product candidates;

•	seek to discover and develop additional product candidates;

•	seek marketing approval for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	in-license or acquire other products, product candidates or technologies;

•	maintain, expand and protect our intellectual property portfolio;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development, our operations as a public company and our planned future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least until                     . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through collaboration agreements.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our Phase 3 clinical trials for lefamulin;

•	the costs and timing of process development and manufacturing scale-up activities associated with lefamulin;

•	the costs, timing and outcome of regulatory review of lefamulin;

•	the costs of commercialization activities for lefamulin if we receive, or expect to receive, marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of lefamulin;

•	the costs of developing lefamulin for the treatment of additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the scope, progress, results and costs of product development of BC-7013 and any other product candidates that we may develop;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of lefamulin or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, lefamulin or any other product candidate that we develop, in-license or acquire may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a securityholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2014 that are expected to have an impact on liquidity and cash flow in future periods. The amounts disclosed are the contractual undiscounted cash flow values.

	Payments Due by Period
(in thousands)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Borrowings	€3,847	€3,474	€—	€—	€7,321
Convertible loans	16,253	—	—	—	16,253
Operating lease obligations	1,025	1,932	—	—	2,957
Other contractual commitments	867	80	—	—	947

Total	€21,992	€5,486	€—	€—	€27,478

Borrowings include the research and development support loans from FFG in the amount of €1.7 million and total future payments for the loan from Kreos in the amount of €5.6 million, which includes interest payable in the amount of €0.8 million. We repaid the FFG loan in full in June 2015 with proceeds from our April 2015 financing. We expect to repay our loan from Kreos in equal monthly installments of €0.2 million, including interest payments, until July 2017.

The maturity date of the convertible loans issued prior to December 2014 was December 31, 2014. In conjunction with the execution of a new convertible loan agreement in January 2015, the repayment dates of the prior convertible loans were extended to December 31, 2015. In connection with our April 2015 financing, all of our outstanding convertible loans were converted to common shares with contractual preference rights in April 2015.

Operating lease obligations include rental agreements for our facilities in Austria and the United States.

In July 2015, we entered into an eight-year lease agreement, with an option to terminate after four years, to lease approximately 15,000 square feet of additional office space at our facility in the United States. Annualized lease payments of approximately $500,000 per year over the term of this agreement are not reflected in the table above.

Other contractual commitments relate to contracts entered into with contract research organizations and contract manufacturing organizations in connection with the conduct of clinical trials and other research and development activities. Some of these commitments include early termination clauses exercisable at our discretion. The amounts shown above are estimated based on the assumptions that all remaining services will be performed as agreed and all milestones and other conditions of the respective contracts are met.

Under our ERP loan, following the completion of this offering, we will be obligated to pay a one-time profit share fee of €297,500 to the Austria Wirtschaftsservice GmbH in connection with its guarantee of the ERP loan.

Kreos Loan

In July 2014, we entered into a €5.0 million loan agreement with Kreos. Net proceeds from the loan were €4.6 million after deducting €0.4 million for the initial interest and principal payment and transaction costs at closing. The loan bears an annual interest rate of 11.9% on the full €5.0 million notional amount. The loan term is 36 months and matures on July 1, 2017. The repayment amount for the first six months comprised interest only; for the remaining thirty months the monthly repayment amount consists of equal installments of interest and principal of €0.2 million. In connection with the loan agreement, we granted Kreos Capital IV (Expert Fund) Limited a warrant to purchase our common shares with contractual preference rights under a shareholders agreement, which Kreos Capital IV (Expert Fund) Limited exercised and pursuant to which we issued to Kreos Capital IV (Expert Fund) Limited 9,107 common shares with contractual preference rights under the shareholders agreement in July 2015 at a price of €1.00 per share. Our intellectual property, fixed assets exceeding a value of €1,000, the receivables related to the research premium and bank accounts were pledged as collaterals for the loan. We may sell or otherwise disburse of any of the pledged fixed assets in the ordinary course of business and may also withdraw any amounts from the pledged bank accounts as long as we are not in default of the provisions of the loan agreement. In July 2015, Kreos agreed to release us from the pledge of our intellectual property upon the closing of this offering. We are entitled to prepay the loan in accordance with the terms of the loan agreement.

Capital Expenditures

Our total purchases related to capital expenditures were €24,000 for the year ended December 31, 2013, €68,000 for the year ended December 31, 2014, €9,000 for the six months ended June 30, 2014 and €52,000 for the six months ended June 30, 2015. We made no significant investments in intangible assets during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015. There are no material capital projects planned in 2015. However, we expect capital expenditures to increase over the next 12 to 18 months due to the expansion of our U.S. presence, the commencement of our two Phase 3 clinical trials for lefamulin and the continued enhancements of our information technology infrastructure.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations that are effective for the first time for the financial year beginning on or after January 1, 2015 that had or that we expect to have a material impact on our financial position.

At the time of authorization for issuance of our consolidated financial statements included elsewhere in this prospectus, a number of revisions, amendments and interpretations had already been published by the IASB, but their application was not yet mandatory. None of these are expected to have a significant effect on our consolidated financial statements, except the following set out below:

•	In July 2014 the IASB issued the complete version of IFRS 9 “Financial instruments,” applicable to financial years beginning on or after January 1, 2018, which replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. We are in the process of assessing IFRS 9’s impact on us.

•	In May 2014 the IASB issued the IFRS 15 “Revenue from contracts with customers,” applicable to financial years beginning on or after January 1, 2017, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. We are in the process of assessing IFRS 15’s impact on us.

Off-balance Sheet Arrangements

As of the date of this prospectus, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical to understanding and evaluating the estimates and judgments important to the presentation of our financial condition and results of operations and require us to make judgments and estimates on matters that are inherently uncertain and may change in future periods.

Grant Income

Grant income comprises grants received from ZIT and WWFF, the research premium from the Austrian government and the interest advantage of government loans.

The WWFF grant is paid out through our landlord as a monthly rent subsidy and is recognized over the remaining term of the lease agreement until December 2017. The ZIT grants were provided to support specific research projects and are recognized according to the progress of the respective project. The research premium is calculated as a percentage of research and development expenses. It is recognized to the extent the research and development expenses have been incurred. All grants are non-refundable, except in limited circumstances. We are and have been in full compliance with the conditions of the grants and all related regulations. If, in the future, compliance with all obligations cannot be fully assured, any related contingent liability will be recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit due to the difference between the market rate of interest and the rate of interest charged by the governmental organization is measured as the difference between the initial carrying value of the loan and the proceeds received. This benefit is deferred, and recognized through profit and loss over the term of the corresponding financial liabilities.

Convertible Loans

Between 2011 and 2015, we entered into five convertible loans with certain of our shareholders. Under the loans, the lenders had the right to convert their entire claim for repayment of the loans into common shares with contractual preference rights under a shareholders agreement. Depending on whether the loans were converted prior to or following the execution of an external equity financing agreement in the amount of at least €5.0 million, the shares to be delivered upon conversion would have either had the same rights as the latest common shares with contractual preference rights under the shareholders agreement issued or the common shares with contractual preference rights under the shareholders agreement issued in the course of the new equity financing. If a loan would not have been converted, it would have been redeemed on the respective repayment date. In conjunction with the convertible loan agreements we entered into in 2011 and 2012, we also granted the lenders additional call options to acquire common shares with contractual preference rights under the shareholders agreement. No transaction costs were incurred in conjunction with our entry into the convertible loan agreements.

In connection with our April 2015 financing, all of the lenders under our convertible loan agreements waived all rights and claims they had in connection with the convertible loan agreements. In particular, all call option rights as well as claims on payments of accrued interest were waived. All claims for repayment, excluding accrued interest, under all convertible loan agreements, were converted into common shares with contractual preference rights under the shareholders agreement. Any accrued interest, as well as the additional call option rights were forfeited.

The convertible loans represented two financial instruments: an interest bearing loan and an option in the form of an equity conversion right for the holders of these instruments. The loan feature of the contract represented a host debt contract that was accounted for at fair value at inception and subsequently at amortized cost following the effective interest method. The fair value upon initial recognition was determined as the difference between the fair value of the compound financial instrument as a whole and the fair value of the equity conversion right and additional call options, if any.

Due to the fact that the conversion price was not yet fixed but was dependent on future developments, the equity conversion right was considered a financial liability. The conversion right was separated from the host contract and fair valued by use of an option pricing model at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

The additional call options represented embedded derivatives to the respective loan agreements and were separated from the main contract. The call options were fair valued by use of an option pricing model at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

Silent Partnership

In June 2014 and January 2015, we entered into silent partnership agreements with certain of our shareholders which entitled each of the silent partners to a proportionate share in the fair value of our company, similar to a shareholder, including a share in profit or loss, according to an agreed participation rate.

In connection with our April 2015 financing, all of the claims for repayment of the silent partnership interests, including interest accrued thereon, converted into common shares with contractual preference rights under a shareholders agreement.

Apart from an ordinary termination of the silent partnership agreements, we or the silent partners could have terminated the silent partnership agreements early for material cause. Depending on the cause of termination of the silent partnership agreements, the compensation for the silent partner would have been in cash or in common shares with contractual preference rights under the shareholders agreement. To settle our obligations upon termination of the silent partnership, we could not unilaterally decide to avoid a cash payment, and we would have been obliged to deliver a variable number of our own equity instruments. Therefore, the silent partnership agreement was classified as financial liability according to IAS 32 “Financial Instruments: Presentation.” According to IAS 39, contributions of the silent partner had initially been measured at fair value and subsequently at amortized cost, representing the silent partner’s share in the proceeds resulting from an exit event (trade sale or initial public offering), which was calculated by use of an option pricing model.

April 2015 Financing

In March and April 2015, we entered into agreements with our existing shareholders and certain new investors to issue and sell common shares with contractual preference rights under a shareholders agreement.

The April 2015 financing agreements resulted in the following effects with respect to our existing financial instruments:

•	all existing convertible loan agreements and silent partnership interests were converted to common shares with contractual reference rights under a shareholders agreement;

•	the lenders under our convertible loan agreements irrevocably waived their claims for payment of interest accrued on the loan amounts, which was treated as a significant modification according to IAS 39.40;

•	the lenders under our convertible loan agreements irrevocably waived the call option rights granted under our convertible loan agreements; and

•	the silent partners irrevocably agreed to the forfeiture of their claims for payment of interest accrued on their silent partnership investments.

Pursuant to our shareholders agreement, signed on April 2, 2015, the holders of the shares issued in our April 2015 financing were granted certain preferential rights. These rights include the right of certain shareholders to acquire additional common shares against payment of the nominal amount of €1.00 per share following an appropriate resolution of all of our shareholders, which we refer to as the preferred dividend. The preferred dividend accrues at a rate per annum of 8%, based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain triggering events, including an initial public offering, a sale of the company and a liquidation. The preferred dividend is cumulative and perpetual. Upon the closing of an initial public offering and issuance of the shares for nominal value in satisfaction of the preferred dividends, all contractual preference rights will terminate.

The shares from the April 2015 financing were recorded upon registration of the capital increase in the Austrian commercial register in May 2015. As a result of the preferred dividend rights, we are deemed to have issued a compound instrument consisting of common shares accompanied by the preferred dividends. The proceeds from the April 2015 financing, including the conversion of our convertible loan agreements and the contribution of silent partnership interests, have been allocated between the liability and equity components of the compound instrument in accordance with IAS 32 “Financial Instruments: Presentation”. The liability portion arises as a result of a provision in the shareholders agreement executed in connection with the April 2015 financing under which our shareholders have covenanted to vote in favor of the requisite shareholder resolutions to allow us to satisfy the preferred dividend rights. As a result, we cannot avoid fulfilling the preferred dividend rights if a triggering event occurs, and thus, the obligation to satisfy the preferred dividend rights upon the occurrence of a triggering event is outside of our control.

The April 2015 financing and the related conversion of our outstanding convertible loan agreements and silent partnership interests resulted in total consideration of €74.7 million which has been allocated between the liability and the equity components of the compound instrument in accordance with IAS 32. We have measured the liability component by discounting the contractual stream of future cash flows to present value, adjusting for the likelihood and potential timing of the different triggering events specified in the shareholders agreement. The value of the liability was €3.7 million when the shares were issued on May 30, 2015, and amounted to €3.8 million as of June 30, 2015, with the increase in value being recorded as financial expense. The equity component of €71.0 million is the residual amount of the consideration from the April 2015 financing after deducting the liability component.

Share-based Payments

Our shareholders adopted our Stock Option Plan 2007 on September 12, 2007 and subsequently approved amendments to the Stock Option Plan 2007 on September, 17, 2009, May 9, 2010 and June 30, 2015. References to our Stock Option Plan 2007 in this prospectus refer to the plan as amended. No awards will be granted under the Stock Option Plan 2007 on or after the closing of this offering. All employees (including members of the management board), selected members of the supervisory board and further participants are eligible to participate in the Stock Option Plan 2007. Options granted under the Stock Option Plan 2007 give beneficiaries the right to acquire our shares. Options granted under the Stock Option Plan 2007 generally vest over four years from the date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, a further 25% of the options vests on the last day of the last calendar month of the second year of the vesting period, and the remaining 50% vests on a monthly pro-rata basis over the third and fourth years of the vesting period (i.e., 2.083% per month). However, alternative vesting schedules applied for beneficiaries who had worked for us prior to the date of the adoption of our Stock Option Plan 2007. All options granted under such alternative vesting schedules have fully vested.

The Stock Option Plan 2007 provides that 50% of any then-unvested options shall automatically vest upon a liquidity event, which refers to an exclusive license of or the sale or other disposal of 50% or more of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger of ours with any third party, or a consolidation, liquidation, winding up or other form of dissolution). If a beneficiary has an unjustified termination or a justified premature termination (as such terms are used in the Stock Option Plan 2007) within one year of the liquidity event, all remaining unvested options held by the beneficiary shall automatically vest in full.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2007 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering of our shares occurring during the term of the option, regardless of whether or not the beneficiary is then providing services to us. In the case of a liquidity event occurring prior to our initial public offering, a beneficiary is entitled to exercise vested options (taking any acceleration described above into account) during the six-week period commencing the day after notification of all beneficiaries of the upcoming liquidity event. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) assumes any outstanding options at the time of the liquidity event, a beneficiary whose options were assumed may exercise those options (to the extent vested) at any time during the remaining term of the option while the beneficiary is providing services to such corporation and within the three-month period following a termination of the beneficiary’s services to such corporation due to a good leaver event (within the meaning of the Stock Option Plan 2007). Following our initial public offering, a beneficiary is entitled to exercise vested options at any time during the remaining term of the option. No options may be exercised under the Stock Option Plan 2007 after September 27, 2017. Any options not exercised by September 27, 2017 automatically terminate and are forfeited.

Beneficiaries are not entitled to transfer vested options, except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only with respect to any shares they hold.

Our shareholders, management board and supervisory board adopted our Stock Option Plan 2015 on April 2, 2015 and our shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by our shareholders on July 22, 2015. References to our Stock Option Plan 2015 in this prospectus refer to the amended and restated version of the Stock Option Plan 2015, as amended. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of our conditional capital increase approved by our shareholders on June 30, 2015. The Stock Option Plan 2015 provides for the grant of options for up to 95,000 common shares to our employees, including members of our management board, and to members of our supervisory board. Following the closing of this offering, the number of shares available for issuance under the Stock Option Plan 2015 will be increased to 177,499 common shares. Grants of stock options for 91,905 common shares under this plan to members of the management board, selected members of the supervisory board and certain employees were made as of July 6, 2015. Options granted under the Stock Option Plan 2015 generally have a term of 10 years and vest over four years. Typically 25% of the options subject to a particular grant vest on the last day of the of the last calendar month of the first year of the vesting period, and the remaining 75% vests on a monthly pro-rata basis over the second, third and fourth years of the vesting period (i.e., 2.083% per month). Any alternative vesting period determined by us is subject to approval by our management board, supervisory board or shareholders, in accordance with applicable voting requirements.

The Stock Option Plan 2015 provides that, if a liquidity event (as defined below) occurs, all options outstanding under the Stock Option Plan 2015 will be assumed (or substantially equivalent awards will be substituted by an acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation)), and any then-unvested options shall continue to vest in accordance with the beneficiary’s original vesting schedule. If a beneficiary is terminated due to a good leaver event (within the meaning of the Stock Option Plan 2015), on or prior to the first anniversary of the date of the liquidity event, the beneficiary’s options will be immediately exercisable in full as of the date of such termination. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) refuses to assume the options outstanding under the Stock Option Plan 2015 or to substitute substantially equivalent options therefor, all then-unvested options under the Stock Option Plan 2015 will automatically vest in full upon the liquidity event. For purposes of the Stock Option Plan 2015, a liquidity event generally refers to an exclusive license of or the sale, lease or other disposal of all or substantially all of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger or consolidation of us with or into any third party, or our liquidation, winding up or other form of dissolution of us.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2015 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering occurring during the term of the option. In the case of a liquidity event occurring prior to our initial public offering, a beneficiary is entitled to exercise vested options (taking any acceleration described above into account) within the six-week period commencing the day after notification of the upcoming liquidity event. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) assumes any options in the liquidity event, a beneficiary whose options were assumed may exercise those options

(to the extent vested) at any time during the remaining term of the option while the beneficiary is providing services to such corporation, and within the three-month period following a termination of the beneficiary’s services to such corporation due to a good leaver event. Following our initial public offering, a beneficiary is entitled to exercise vested options at any time during the remaining term of the option while the beneficiary is providing services to us, and within the three-month period following a termination of the beneficiary’s services due to a good leaver event. Options granted under the Stock Option Plan 2015 will have a term of no more than ten years from the beneficiary’s date of participation.

Beneficiaries of options granted under the Stock Option Plan 2015 are not entitled to transfer vested options, except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only with respect to any shares they hold.

We measure the options under our equity incentive plans at fair value at their grant date in accordance with IFRS 2, “Stock-based Payment,” using the Black-Scholes model. All options under the Stock Option Plan 2007 have an exercise price of €6.72 per share and a maturity of September 27, 2017. See “—Fair Value Estimation” for further detail on valuation parameters. The fair value of such share-based compensation is recognized as an expense over the respective vesting period. Share-based compensation expense under the Stock Option Plan 2007 was €124,000 and €72,000 for the years ended December 31, 2013 and 2014, respectively. No options were granted in 2013 or the six months ended June 30, 2015. The weighted average fair value of the 1,088 options granted in 2014 was €192.07 per share. Each option granted as of July 6, 2015 under the Stock Option Plan 2015 has an exercise price of €66.18 and a grant date fair value of €70.98. We estimate that we will recognize non-cash compensation expense of approximately €1,136,000 during the year ending December 31, 2015 related to the options granted under the Stock Option Plan 2015 on July 6, 2015.

We account for related social security contributions as cash-settled share based payment transactions. We recognize a liability over the vesting period in respect of options to be exercised. As of the end of each reporting period we adjust the liability by reference to the current market value of the options.

We expect to grant additional stock options that will result in additional share-based compensation expense. Following the consummation of this offering, we intend to determine stock option values based on the market price of our common shares.

Fair Value Estimation

We use various valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments, including stock options under our equity incentive plans.

The fair value of the total equity is determined by management and takes into account the most recently available valuation of the company and the assessment of additional objective and subjective factors we believe are relevant. We consider numerous objective and subjective factors to determine the best estimate of the fair value of the equity and certain financial instruments that represent potential interests in the equity, including the following:

•	the progress of research and development programs;

•	achievement of enterprise milestones, including the entering into of collaboration and licensing agreements;

•	contemporaneous third-party valuations of our common shares;

•	our forecasted performance and operating results;

•	the cost of capital to fund operations;

•	the rights and preferences of the financial instruments, such as the liquidation preference of common shares with contractual preference rights under a shareholders agreement relative to other common shares and conversion rights of the convertible loan agreements;

•	the likelihood of achieving a discrete liquidity event, such as a sale of the company or an initial public offering given prevailing market conditions; and

•	external market and economic conditions impacting our industry sector.

In determining the fair values of the equity, we considered three generally accepted approaches: the income approach, market approach and cost approach. Based on our stage of development and information available to us, we have determined that the income approach is the most appropriate method.

Discounted cash flow, or DCF, a form of the income approach, is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The discount rate in the DCF analysis is based upon a weighted average cost of capital, or WACC. The WACC is derived by using the Capital Asset Pricing Model and inputs such as the risk-free rate, beta coefficient, equity risk premiums and the size of the company.

After determining the fair value of total equity for each valuation date, the option pricing method, or OPM, was used to estimate the fair value for all financial instruments that represent claims on our assets, including the different share classes as well as the following instruments:

•	options under our equity incentive plans;

•	the investment from silent partnerships;

•	warrants related to our loan from Kreos; and

•	options and conversion rights related to the convertible loans agreements.

Under this approach, each class of securities is modeled as a combination of call options with a unique claim on our assets. The characteristics of each security’s class define these claims. This reflects differences in value allocation at different company value levels that result from differences in security classes, for example from liquidation preference rights and dividend accrual. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of the company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the entire equity. Volatility has been estimated based on the observed daily share price returns of peer companies over a historic period closely matching the period for which expected volatility is estimated. Volatility is defined as the annualized standard deviation of share price returns. In the allocation of equity, we have also considered valuation outcomes through a sale of the company compared to an initial public offering and considered the probabilities of each at each valuation date, since the treatment of the liquidation rights is different for these two events. The aggregate value per security class is then divided by the number of securities outstanding to arrive at the value per security.

Our valuations relied on DCF models to derive the total enterprise value. The cash flow projections were based on probability-weighted scenarios which considered estimates of time to market, market share and pricing of lefamulin in the target indications. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value period was not applied. The expected sales were estimated using a detailed market model that comprises historical and expected number of therapies as well as prices of relevant drugs per indication and region, based on market reports, surveys and estimates by management. Production and research and development costs were estimated at the indication level with general and administrative costs and selling and marketing costs estimated at the overall company level. A WACC of 16.0% was applied for each valuation date. The OPM relies on the anticipated timing and probability of a liquidity event based on then current plans and estimates of our management board as per each valuation date. As of June 30, 2014, December 31, 2014 and June 30, 2015, the probability of an initial public offering was estimated at 60% (December 31, 2013 and earlier: 10%) and of a sale at 40% (December 31, 2013 and earlier: 90%). As per December 31, 2014 the estimated volatility was 65% (2013: 80%) based on historical trading volatility for the publicly traded peer companies and a time to liquidity of 0.5 years (2013: 1.2 years) for the initial public offering scenario and 2.5 years (2013: 4.4 years) for the trade sales scenario. As of June 30, 2015, the time to liquidity was estimated at 0.6 years (June 30, 2014: 1.0 years) for the initial public offering scenario and 2.3 years (June 30, 2014: 3.0 years) for the trade sale scenario, resulting in an estimated volatility as of June 30, 2015 of 55% (June 30, 2014: 65%).

Research and Development Expenses

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. We expense all research costs as incurred. Research costs are prohibited from being capitalized. However, development costs must be capitalized when the following criteria have been fulfilled:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset and to utilize or sell it;

•	there is an ability to utilize or sell the intangible asset;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and/or other resources to complete the development and to utilize or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

The following costs, in particular by their nature, constitute research and development expenses: the appropriate proportions of direct personnel and material costs, related overhead for internal or external technology, engineering and other departments that provide services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.

Our projects are currently in the research and development phase and marketing approval by U.S., European and other foreign regulatory authorities is not, nor will be, available for any product in the near future. Therefore, we do not capitalize expenditure on research and development as an intangible asset, but recognize it as an expense in the period in which it is incurred.

Taxes

We are subject to income tax in Austria and the United States. Significant judgments and estimates are required in determining the consolidated income tax expense, including a determination of whether and how much of a tax benefit taken by us in our tax filings or positions is more likely than not to be realized. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We are not aware of any such changes that would be expected to have a material effect on our results of operations, cash flows or financial position. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Our U.S. subsidiary is subject to income taxes due to the fact that it provides to us certain management and other services related to research and development activities. These services are rendered on terms that were negotiated at arm’s length pursuant to a services agreement with us.

Deferred taxes have only been recognized to the extent it is likely that in the following period a taxable profit will be available against which the temporary difference can be utilized. As of December 31, 2014, we had unrecognized deferred tax assets of €26.7 million (2013: €23.1 million). These amounts consisted of €26.5 million (2013: €21.7 million) related to cumulative tax loss carry-forwards, and €0.2 million (2013: €1.4 million) related to other temporary differences. Since we are in a loss-making position in Austria and have a history of losses, no deferred tax asset has been recognized. The tax loss carry-forwards will not expire in Austria.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks in the ordinary course of our business: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital given the unpredictability of financial markets. These market risks are principally limited to interest rate and foreign currency fluctuations.

Market Risk

We do not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds (bank accounts, cash balances and securities) is limited because the counterparties are banks with high credit ratings from international credit rating agencies. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes.

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and the British pound. Our functional currency is the euro, but we receive payments from several of our collaborators, and acquire materials, in each of these other currencies. In addition, we plan to convert a substantial portion of the proceeds from this offering in U.S. dollars to euro. We have not established any formal practice to manage the foreign exchange risk against our functional currency. Foreign exchange rate movements had no material effect on our results for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015.

Interest rate risk may arise from short-term or long-term borrowings. As of June 30, 2015, we had no borrowings that exposed us to interest rate risk. As of June 30, 2015, we had neither significant long-term interest-bearing assets nor significant long-term interest-bearing liabilities, other than the fixed rate loan from Kreos and the fixed rate convertible loans. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Liquidity Risk

Based on our current operating plans, we believe that the anticipated net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations at least until                     .

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 on the design and effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least more than $700 million in market value of our share capital held by nonaffiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Since we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP and intend to develop lefamulin for additional indications other than pneumonia. We have completed a Phase 2 clinical trial of lefamulin for acute bacterial skin and skin structure infections, or ABSSSI. Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we are preparing to initiate two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These will be the first clinical trials we have conducted with lefamulin for the treatment of CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. Both trials are designed to follow draft guidance published by the FDA for the development of drugs for CABP and guidance from the European Medicines Agency, or EMA, for the development of antibacterial agents. Based on our expectations regarding initiation of these trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We believe that lefamulin is well suited for use as a first-line empiric monotherapy for the treatment of CABP because of its novel mechanism of action, spectrum of activity, including against multi-drug resistant pathogens, achievement of substantial drug concentrations in lung tissue and fluids, availability as both an IV and oral formulation and favorable safety and tolerability profile.

The U.S. Food and Drug Administration, or FDA, has designated the IV formulation of lefamulin as a qualified infectious disease product, or QIDP, which provides for the extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CABP, and granted fast track designation to this formulation of lefamulin. Fast track designation is granted by the FDA to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need. The fast track designation for the IV formulation of lefamulin will allow for more frequent interactions with the FDA, the opportunity for a rolling review of any new drug application, or NDA, we submit and eligibility for priority review and a shortening of the FDA’s goal for taking action on a marketing application from ten months to six months.

We believe that pleuromutilin antibiotics can help address the major public health threat posed by bacterial resistance, which the World Health Organization, or WHO, characterized in 2010 as one of the three greatest threats to human health. Increasing resistance to antibiotics used to treat CABP is a growing concern and has become an issue in selecting the appropriate initial antibiotic treatment prior to determining the specific microbiological cause of the infection, referred to as empiric treatment. For example, the U.S. Centers for Disease Control and Prevention, or CDC, has classified Streptococcus pneumoniae, the most common respiratory pathogen, as a serious threat to human health as a result of increasing resistance to currently available antibiotics. In addition, the CDC recently reported on the growing evidence of widespread resistance to macrolides, widely used antibiotics that disrupt bacterial protein synthesis, in Mycoplasma pneumoniae, a common cause of CABP that is associated with significant morbidity and mortality. Furthermore, Staphylococcus aureus, including methicillin-resistant S. aureus, or MRSA, has emerged as a more common cause of CABP in some regions of the world, and a possible pathogen to be covered with empiric therapy. In recognition of the growing need for the development of new antibiotics, recent regulatory changes, including priority review and regulatory guidance enabling smaller clinical trials, have led to renewed interest from the pharmaceutical industry in anti-infective development. For example, the Food and Drug Administration Safety and Innovation Act became law in 2012 and included the Generating Antibiotic Incentives Now Act, or the GAIN Act, which provides incentives, including access to expedited FDA review for approval, fast track designation and five years of potential data exclusivity extension for the development of new QIDPs.

As a result of increasing resistance to antibiotics and the wide array of potential pathogens that cause CABP, the current standard of care for hospitalized patients with CABP usually involves first-line empiric treatment with a combination of antibiotics to address all likely bacterial pathogens or monotherapy with a fluoroquinolone antibiotic. Combination therapy presents the logistical challenge of administering multiple drugs with different dosing regimens and increases the risk of drug-drug interactions and the potential for serious side effects. Fluoroquinolones are associated with safety and tolerability concerns and are typically administered in combination with other antibiotics if community-acquired MRSA is suspected. In addition, many currently available antibiotic therapies are only available for IV administration and are prescribed for seven to 14 days, meaning continued treatment requires prolonged hospitalization or a switch to a different antibiotic administered orally, with the attendant risk that the patient might respond differently.

Pleuromutilins are semi-synthetic compounds derived from a naturally occurring antibiotic and inhibit bacterial growth by binding to a specific site on the bacterial ribosome that is responsible for bacterial protein synthesis. We have developed an understanding of how to optimize characteristics of the pleuromutilin class, such as antimicrobial spectrum, potency, absorption following oral administration and tolerability, which in turn led to our selection and development of lefamulin, our lead product candidate. We have completed a Phase 2 clinical trial for acute bacterial skin and skin structure infections, or ABSSSI, in which IV lefamulin achieved a high cure rate against multi-drug resistant Gram-positive bacteria, including MRSA. In addition, in preclinical studies, lefamulin showed potent antibacterial activity against a variety of Gram-positive bacteria, Gram-negative bacteria and atypical bacteria, including multi-drug resistant strains. The preclinical studies and clinical trials we have conducted to date suggest that lefamulin’s novel mechanism of action is responsible for the lack of cross resistance observed with other antibiotic classes and may result in slow development of bacterial resistance to lefamulin over time. As a result of the favorable safety and tolerability profile we have observed in our clinical trials to date, we believe lefamulin will present fewer potential complications relative to the use of current therapies. Based on our research, we also believe that the availability of both IV and oral formulations of lefamulin, and an option to switch to oral treatment, could reduce the length of a patient’s hospital stay and the overall cost of care.

We have evaluated lefamulin in more than 400 patients and subjects in 16 Phase 1 clinical trials and a Phase 2 clinical trial in ABSSSI. In our Phase 1 clinical trials, we have characterized the clinical pharmacology of the IV formulation of lefamulin and shown oral bioavailability of a tablet formulation of lefamulin with rapid tissue distribution, including substantial penetration into lung tissue and fluids. In our Phase 2 clinical trial evaluating the safety and efficacy of two different doses of the IV formulation of lefamulin administered over five to 14 days compared to the antibiotic vancomycin in patients with ABSSSI, the clinical success rate at test of cure, or TOC, for lefamulin was similar to that of vancomycin. Lefamulin has been well tolerated in all our clinical trials to date when administered by IV and oral routes. The frequency of adverse events that we observed in our Phase 2 clinical trial in ABSSSI was similar for patients treated with IV lefamulin and patients treated with vancomycin.

Based on the clinical results of lefamulin for the treatment of ABSSSI, as well as its rapid tissue distribution, including substantial penetration into the lung, we are preparing to evaluate lefamulin for the treatment of moderate to severe CABP in two international Phase 3 clinical trials. We are initially pursuing the development of lefamulin for CABP because of the limited development of new antibiotic classes for this indication over the past 15 years, our belief that there exists a significant unmet medical need for a first-line empiric monotherapy that addresses the growing development and spread of bacterial resistance, as well as recently clarified FDA guidance regarding the approval pathway. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. In addition, we plan to conduct a Phase 1 clinical trial of lefamulin in patients with ventilator-associated bacterial pneumonia, or VABP. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with hospital-acquired bacterial pneumonia, or HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against MRSA. We also plan to further characterize the clinical pharmacology of lefamulin.

We plan to pursue a number of additional opportunities for lefamulin, including a development program for use in pediatric patients and potentially for the treatment of ABSSSI. In addition, as an antibiotic with potent activity against a wide variety of multi-drug resistant pathogens, including MRSA, we plan to explore development of lefamulin in other indications, including sexually transmitted infections, or STIs, osteomyelitis and prosthetic joint infections. Through our research and development efforts, we have also identified a topical pleuromutilin product candidate, BC-7013, which has completed a Phase 1 clinical trial. We also have an ongoing research program focused on evaluating pleuromutilin compounds with enhanced activity against Gram-negative bacteria, which we call extended-spectrum pleuromutilins, or ESPs.

We own exclusive, worldwide rights to lefamulin. Lefamulin is protected by issued patents in the United States, Europe and Japan covering composition of matter, which are scheduled to expire no earlier than 2028. We also have pending patent applications for lefamulin relating to process and pharmaceutical crystalline salt forms, which if issued would be scheduled to expire no earlier than 2031.

Our Strategy

Our goal is to become a fully integrated biopharmaceutical company focused on the research, development and commercialization of novel anti-infective products. The key elements of our strategy to achieve this goal are:

•	Complete Phase 3 clinical development of lefamulin for CABP. We are devoting a significant portion of our financial resources and business efforts to completing the clinical development of lefamulin for the treatment of CABP. We are preparing to initiate two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. Based on our expectations regarding initiation of these trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

•	Maximize the commercial potential of lefamulin for CABP. We own exclusive, worldwide rights to lefamulin. We expect that our initial target patient population for lefamulin will consist of patients with moderate to severe CABP. If lefamulin receives marketing approval from the FDA for the treatment of CABP, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. We believe that we will be able to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin. If lefamulin receives marketing approval outside the United States for the treatment of CABP, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in such markets. We also plan to develop a formulation of lefamulin appropriate for pediatric use for CABP.

•

Pursue the continued development of lefamulin in additional indications. We plan to pursue the continued development of lefamulin for indications in addition to CABP. For example, we intend to further pursue the development of lefamulin for the treatment of ABSSSI. In addition, we plan to conduct a Phase 1 clinical trial of lefamulin in patients with VABP. We expect to complete this trial in the first half of 2017. Depending on the results of this trial, we may then conduct a Phase 2 clinical trial of lefamulin in patients with HABP. We plan to conduct these trials for VABP and HABP to obtain additional safety and pharmacokinetic data, in particular regarding the activity of lefamulin against MRSA. We believe that lefamulin’s product profile also provides the opportunity to expand to other indications beyond pneumonia. For example, investigation of the tolerability of higher single doses of lefamulin could also support use of lefamulin for the treatment of STIs. In addition, we plan to explore longer duration of treatment with lefamulin to support development of a treatment for osteomyelitis and prosthetic joint infections. We believe that lefamulin would be differentiated from other treatment options for each of these potential uses because of lefamulin’s novel mechanism of action, spectrum of activity, including activity against multi-drug resistant pathogens, achievement of substantial concentrations in relevant tissues, availability as both an IV and oral formulation and favorable safety and tolerability profile.

•	Advance the development of other pleuromutilin product candidates and possibly compounds in other classes. We are currently focused on developing additional pleuromutilin product candidates through our deep understanding of this class of antibiotics. Our product candidate BC-7013 has completed a Phase 1 clinical trial. We believe that this pleuromutilin compound is well suited for the topical treatment of a variety of Gram-positive infections, including uncomplicated skin and skin structure infections, or uSSSIs. In addition, other topical pleuromutilins from our research program have shown potent in vitro activity against Clostridium difficile and Helicobacter pylori. We also are actively pursuing an in-house discovery program to sustain and expand our pipeline with additional product candidates. We believe that ESPs with broadened Gram-negative coverage, representing a new generation of pleuromutilin antibiotics, can help overcome important mechanisms of Gram-negative resistance. Furthermore, we own diverse libraries of compounds in other antibacterial classes, such as ß-lactams and acremonic acids, which are a potential basis for the discovery and development of novel antibacterial agents.

•	Evaluate business development opportunities and potential collaborations. We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our product candidates, build our product pipeline and concurrently advance a range of research and development programs. Potential collaborations may provide us with funding and access to the scientific, development, regulatory and commercial capabilities of the collaborators. We also plan to encourage local and international government entities and non-government organizations to provide additional funding and support for our development programs. We may expand our product pipeline through opportunistically in-licensing or acquiring the rights to complementary products, product candidates and technologies for the treatment of a range of infectious diseases.

Our Product Development Pipeline

The following table summarizes the indications for which we are developing our product candidates and the status of development.

*	We are preparing to initiate two international Phase 3 clinical trials with lefamulin for the treatment of moderate to severe CABP. However, we have not conducted any clinical trials of lefamulin specifically for CABP. Our completed Phase 2 clinical trial evaluated lefamulin in patients with ABSSSI. We have obtained input from the FDA and select European authorities and have submitted a request for Special Protocol Assessment, or SPA, to the FDA regarding the study design of our first Phase 3 clinical trial in anticipation of submitting applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We have not reached agreement with the FDA regarding our request for an SPA. We do not expect the planned timing of initiation of our Phase 3 clinical trials to depend on reaching agreement with the FDA regarding an SPA.

Background

Anti-Bacterial Market and Scientific Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Gram-negative bacteria have a thin cell wall layered between an inner cytoplasmic cell membrane and a bacterial outer membrane and, as a result, do not retain the violet stain used in Gram’s method. Antibiotics that are active against both Gram-positive and Gram-negative bacteria are referred to as broad spectrum, while those that are active only against a select subset of Gram-positive or Gram-negative bacteria are referred to as narrow spectrum. Bacteria that cause infections are often referred to as bacterial pathogens. Because it often takes from 24 to 48 hours to definitively diagnose the particular bacterial pathogen causing an infection, narrow spectrum antibiotics are not generally used as empiric monotherapy for first-line treatment of hospitalized patients with serious infections.

Since the introduction of antibiotics in the 1940s, numerous new antibiotic classes have been discovered and developed for therapeutic use. The development of new antibiotic classes and new antibiotics within a class is important because of the ability of bacteria to develop resistance to existing mechanisms of action of currently approved antibiotics. However, the pace of discovery and development of new antibiotic classes slowed considerably in the past few decades. The CDC estimates that the pathogens responsible for more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them. The CDC also estimated in 2013, based on data collected from evaluations performed between 2006 and 2011, that annually in the United States at least two million people become infected with bacteria that are resistant to antibiotics and at least 23,000 people die as a direct result of these infections.

Antibiotic resistance is primarily caused by genetic mutations in bacteria selected by exposure to antibiotics that do not kill all of the bacteria. In addition to mutated bacteria being resistant to the drug used for treatment, many bacterial strains can also become cross-resistant, meaning that they become resistant to multiple classes of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and exacerbating a global health issue. For example, the WHO estimated in 2014 that people with infections caused by MRSA, a highly resistant form of bacteria, are 64% more likely to die than people with a non-resistant form of the infection. Resistance can increase the cost of healthcare because of the potential for lengthier hospital stays and more intensive care. Growing antibiotic resistance globally, together with the low level of investment in research and development, is considered one of the biggest global health threats. In 2010, the WHO stated that antibiotic resistance is one of the three greatest threats to human health. Partially in response to this threat, the U.S. Congress passed the GAIN Act in 2012, which provides incentives, including access to expedited FDA review for approval, fast track designation and five years of potential data exclusivity extension for the development of new QIDPs. Additional legislation is also being considered in the United States, including the Antibiotic Development to Advance Patient Treatment Act of 2013, which is intended to accelerate the development of anti-infective products, and the Developing an Innovative Strategy for Antimicrobial Resistant Microorganisms Act of 2014, which is intended to establish a new reimbursement framework to enable premium pricing of anti-infective products.

In 2009, sales of antibiotics totaled approximately $42 billion globally. Although judicious use of antibiotics is important to reduce the rate of antibiotic resistance, this approach alone cannot fully address the threat from increasing antibiotic resistance. New antibiotics, and particularly new antibiotic classes, are needed to ensure the availability of effective antibiotic therapy in the future.

Community-Acquired Bacterial Pneumonia (CABP)

Market Overview

The WHO estimated in 2002 that there were approximately 450 million pneumonia cases reported per year worldwide, causing approximately 4.0 million deaths in 2002. According to an article published in 2011 in the peer-reviewed medical journal Therapeutic Advances in Respiratory Disease, the annual incidence of community-acquired pneumonia is between five and 11 cases per 1,000 people, with the incidence rate rising in elderly patients. In a study published in 2004 in the peer-reviewed medical journal Clinical Infectious Diseases in which more than 46,000 people in the state of Washington were monitored over three years, the incidence of CABP among those 65 to 69 years of age was 18.2 cases per 1,000 people per year and increased to 52.3 cases per 1,000 people per year in those over 85 years of age.

The U.S. National Center for Health Statistics estimated that between 1988 and 1994 there were approximately 5.6 million cases of pneumonia per year in the United States. According to the CDC, approximately 1.1 million pneumonia patients in the United States required hospitalization in 2010 and approximately 53,000 patients died from pneumonia in 2013.

Based on data from Arlington Medical Resources, or AMR, a leading provider of medical data from hospitals and other healthcare facilities, who reported that there were approximately 3.4 million treatment courses for CABP in U.S. hospitals during the second half of 2013, we estimate that the number of treatment courses for CABP in hospitals in the United States exceeded 7.0 million for full-year 2013.

Causes of CABP

Pneumonia can be caused by a variety of micro-organisms, with bacteria being the most common identifiable cause. CABP refers to bacterial pneumonia that is acquired outside of a hospital setting. Signs and symptoms of CABP include cough, fever, sputum production and chest pain. A number of different types of bacteria can cause CABP, including both Gram-positive and Gram-negative bacteria. Pneumonia that is caused by atypical bacterial pathogens often has different symptoms and responds to different antibiotics than pneumonia caused by pathogens referred to as typical bacteria. However, atypical bacteria are not uncommon. The most common bacterial pathogens noted in current treatment guidelines from the Infectious Diseases Society of America, or IDSA, for hospitalized CABP patients who are not in the intensive care unit are Streptococcus pneumoniae, Mycoplasma pneumoniae, Haemophilus influenzae, Chlamydophila pneumoniae, and Legionella species. In addition, IDSA notes the emergence of resistance to commonly utilized antibiotics for CABP, specifically drug-resistant S. pneumoniae and community-acquired MRSA, or CA-MRSA, as a major consideration in choosing empiric therapy. However, approximately 50% of patients may not have a pathogen identified using routine diagnostic tests available to physicians.

Currently Available Treatment Options

Based on the most likely bacteria to cause CABP, IDSA and the American Thoracic Society, or ATS, recommend empiric treatment of hospitalized patients with CABP who do not require treatment in an intensive care unit with either:

•	a combination of a cephalosporin, an antibiotic that disrupts the cell wall of bacteria, plus a macrolide, an antibiotic that disrupts bacterial protein synthesis; or

•	monotherapy with a respiratory fluoroquinolone, an antibiotic that disrupts bacterial protein synthesis.

In the event that CA-MRSA is suspected, these guidelines recommend that vancomycin, an antibiotic that disrupts the cell wall of bacteria, or linezolid, an antibiotic that disrupts bacterial protein synthesis, be used or added to the current regimen.

In addition, physicians need to be aware of the local susceptibility profiles of the common bacterial pathogens associated with CABP because of increasing resistance to first-line antibiotics. For example, rates of pneumococcal resistance to recommended first-line macrolides exceed 40% in some areas, while resistance in M. pneumoniae associated with severe disease has been recently reported by the CDC in the United States.

Limitations of Currently Available Treatment Options

When confronted with a new patient suffering from a serious infection caused by an unknown pathogen, a physician may be required to quickly initiate first-line empiric antibiotic treatment, often with a combination of antibiotics, to stabilize the patient prior to definitively diagnosing the particular bacterial infection. However, currently available antibiotic therapies for first-line empiric treatment of CABP suffer from significant limitations.

Bacterial Resistance and Limited Spectrum of Activity

As a result of bacterial resistance, the effectiveness of many antibiotics has declined. For example, the CDC estimates that in 30% of severe S. pneumoniae cases the bacterial pathogen is fully resistant to one or more clinically relevant antibiotics, with 44% of strains resistant to a macrolide in the United States. In addition, fluoroquinolone resistance in S. pneumoniae has increased from less than 0.5% to more than 3% of cases in some regions of North America, which parallels increased total fluoroquinolone prescriptions. Antibiotic resistance has a significant impact on mortality and contributes heavily to healthcare system costs worldwide. According to the CDC, cases of resistant pneumococcal pneumonia result in 32,000 additional doctor visits, approximately 19,000 additional hospitalizations and 7,000 deaths each year. These cases are associated with $96 million in excess medical cost per year in the United States. IDSA/ATS guidelines recommend empiric treatment that provides broad spectrum antimicrobial coverage. None of the currently available treatment options provides a spectrum of antibacterial coverage as a monotherapy that sufficiently covers all of the most common bacterial causes of CABP, including multi-drug resistant strains.

Difficult, Inconvenient and Costly Regimens

Currently available antibiotics used to treat CABP and other serious infections can be difficult, inconvenient and costly to administer. Physicians typically prefer IV administration for patients hospitalized with more serious illness to ensure adequate delivery of the drug rapidly. Many IV antibiotics are prescribed for seven to 14 days or more and patients can be hospitalized for much or all of this period or require in-home IV therapy. The diagnosis related group, or DRG, reimbursement system often used in the U.S. hospital setting pays a fixed fee for an episode of CABP that may not fully compensate hospitals for the duration of hospitalized care. Prolonged IV treatment that extends the period of hospitalization may cause hospital costs to increase in excess of the fixed reimbursement fee, resulting in significant negative impact on healthcare institutions. In addition, to address all likely bacterial pathogens in a patient with a more serious illness, IDSA guidelines recommend using a combination of antibiotics. Combination therapy presents the logistical challenge of administering multiple drugs with different dosing regimens and increases the risk of drug-drug interactions. While IV treatment delivers the drug more rapidly than is possible orally, once a patient is stabilized, oral treatment with the same drug would allow for more convenient and cost-effective out-patient treatment. Because many commonly used antibiotics are only available in IV form, a switch to an oral therapy requires changing to a different antibiotic, which may be less effective for the patient.

Adverse Effects

Currently available antibiotic therapies can have serious side effects. These side effects may include severe allergic reaction, decreased blood pressure, nausea and vomiting, suppression of platelets, pain and inflammation at the site of injection, muscle, renal and oto-toxicities, optic and peripheral neuropathies and headaches. At times, these side effects may be significant and require discontinuation of therapy. As a result, some treatments require clinicians to closely monitor patients’ blood levels and other parameters, increasing the expense and inconvenience of treatment. This risk may be increased with combination therapy, which exposes patients to potential adverse effects from each of the antibiotics used in treatment. For example, fluoroquinolones are associated with tendon rupture and peripheral neuropathy. In addition, fluoroquinolones have been associated with an increased frequency of C. difficile colitis, an overgrowth of a bacteria in the colon that produces a toxin that results in inflammation of the colon and repeated bouts of watery diarrhea. This has resulted in cessation of the use of fluoroquinolones in several countries.

Lefamulin

Overview

We are developing lefamulin to be the first pleuromutilin antibiotic available for systemic administration in humans. Lefamulin is a semi-synthetic derivative of the naturally occurring antibiotic, pleuromutilin, which was originally identified from a fungus called Pleurotus mutilis. Lefamulin inhibits the synthesis of bacterial protein, which is required for bacteria to grow. Lefamulin acts by binding to the peptidyl transferase center, or PTC, on the bacterial ribosome in such a way that it interferes with the interaction of protein production at two key sites known as the “A” site and the “P” site, resulting in the inhibition of bacterial proteins and the cessation of bacterial growth. Lefamulin’s binding occurs with high affinity, high specificity and at molecular sites that are different than other antibiotic classes. We believe that lefamulin’s novel mechanism of action is responsible for the lack of cross-resistance with other antibiotic classes that we have observed in our preclinical studies and clinical trials and may result in slow development of bacterial resistance to lefamulin over time. The binding of lefamulin to the PTC on the bacterial ribosome is depicted in the graphic below.

We are developing both IV and oral formulations of lefamulin. We believe that lefamulin is well suited to be used empirically as monotherapy for the treatment of respiratory tract infections, such as CABP, because of its spectrum of antibacterial activity against both the typical and atypical pathogens causing CABP, including multi-drug resistant pathogens such as MRSA that we have observed in preclinical studies. In preclinical studies and our Phase 1 clinical trials, lefamulin achieved substantial concentrations in the epithelial lining fluid, or ELF, of the lung, the site infected during pneumonia. Lefamulin also provides the ability to switch from IV to oral therapy with the same active ingredient, which we believe will result in a high degree of confidence that clinical response seen early in therapy is likely to be maintained. Furthermore, based on the safety and tolerability data that we have obtained in our preclinical studies and clinical trials completed to date, monotherapy with lefamulin for the treatment of CABP may avoid the adverse effects and cumulative toxicities associated with the use of combination antibiotic therapy.

We have completed a Phase 2 clinical trial of lefamulin for ABSSSI. Based on the clinical results of lefamulin for ABSSSI, as well as its rapid tissue distribution, including substantial penetration into lung tissue and fluids, we are preparing to initiate two international, pivotal Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These will be the first clinical trials we have conducted with lefamulin for the treatment of CABP. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. We are designing these trials to follow draft guidance published by the FDA for the development of drugs for CABP and guidelines from the EMA for the development of antibacterial agents and have submitted a request for an SPA with the FDA regarding the study design of our first Phase 3 clinical trial. According to the draft FDA guidance, either a Phase 3 clinical trial for CABP, supported by evidence of antibacterial activity accrued during a clinical development program for another indication, such as ABSSSI, or two Phase 3 clinical trials for CABP, may provide evidence of effectiveness in CABP.

The FDA responded to our request for an SPA in June 2015. The FDA agreed to certain fundamental elements of our Phase 3 clinical trial, including the proposed duration of therapy, and did not provide any comments disagreeing with our choice of comparator, proposed sample size or primary and secondary endpoints. However, absence of disagreement or comments from the FDA does not represent agreement by the FDA as to these matters. The FDA also informed us that, consistent with our development plans, we will need to conduct two adequate and well-controlled clinical trials of lefamulin for the treatment of CABP if we are only interested in seeking the CABP indication. However, the FDA also provided comments regarding specific prohibited concomitant medications and how we intend to manage and evaluate specific subpopulations within the trial and requested additional information. We are engaging in dialogue with the FDA to seek to address the FDA’s comments. We have provided additional requested information to the FDA and resubmitted our SPA request with the goal of obtaining agreement with the FDA regarding the SPA. Agreement from the FDA regarding an SPA is not a prerequisite to initiating our Phase 3 clinical trials. If we experience any delays in reaching agreement regarding the SPA, and in light of the feedback we have received to date, we would likely withdraw the SPA request and proceed on our current timeline for initiation of our first Phase 3 clinical trial. We do not expect the planned timing of initiation of our Phase 3 clinical trials to depend on reaching agreement with the FDA regarding an SPA.

Based on our expectations regarding initiation of our planned Phase 3 clinical trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018. We submitted to the FDA an investigational new drug application, or IND, for the IV formulation of lefamulin in September 2009 and an IND for the oral formulation of lefamulin in January 2015. The FDA has designated the IV formulation of lefamulin as a QIDP and granted fast track designation to this formulation of lefamulin.

Key Attributes of Lefamulin

We believe that the combination of the following key attributes of lefamulin, observed in clinical trials and preclinical studies, differentiates lefamulin from currently available antibiotics and make lefamulin well suited for use as a first-line empiric monotherapy for the treatment of CABP.

Broad Spectrum of Activity and Potential for Slow Development of Bacterial Resistance Over Time

We expect lefamulin’s spectrum of antibacterial activity against typical and atypical pathogens could eliminate the need to use a combination of antibiotics for the treatment of CABP. In our completed Phase 2 clinical trial, IV lefamulin achieved a high cure rate against multi-drug resistant Gram-positive bacteria, including MRSA. In addition, in preclinical studies, lefamulin showed activity against a variety of Gram-positive bacteria, including S. pneumoniae and S. aureus, that are resistant to other classes of antibiotics, Gram-negative bacteria, including H. influenzae and M. catarrhalis, and atypical bacteria, including C. pneumoniae, M. pneumoniae and L. pneumophila. Included in lefamulin’s spectrum of activity are all bacterial pathogens identified by IDSA as the most common causes of CABP for hospitalized patients who are not in the intensive care unit, as well as strains of the above listed bacteria that are resistant to other classes of antibiotics, including penicillins, cephalosporins, fluoroquinolones and macrolides.

In our preclinical studies and clinical trials of lefamulin, we have observed little decrease in susceptibility to lefamulin, suggesting a low potential for rapid emergence of increased resistance. Based on observations from our preclinical studies and clinical trials of lefamulin, as well as industry experience with pleuromutilins used in veterinarian medicine over the last 30 years, we believe that lefamulin’s novel mechanism of action is responsible for the lack of cross-resistance observed with other antibiotic classes and may result in slow development of bacterial resistance to lefamulin over time.

Convenient Dosing Regimen; Potential for Switching from IV to Oral Treatment

We have developed both an IV and oral formulation of lefamulin, which we plan to utilize in our Phase 3 clinical trials of lefamulin for the treatment of CABP. The administration of lefamulin as a monotherapy avoids the need for the complicated dosing regimens typical of multi-drug cocktails and affords the potential to avoid the safety and efficacy concerns that can accompany switching from an IV agent to a different class of oral antibiotic. We believe the availability of both IV and oral administration, and an option to switch to oral treatment, would be more convenient for patients and could reduce the length of a patient’s hospital stay and the overall cost of care. The potential reduction in the overall cost of care could be particularly meaningful to healthcare institutions, as the DRG reimbursement system pays a fixed fee for the treatment of CABP regardless of the length of hospital stay. We believe that our Phase 3 trial design will permit us to submit for approval of both IV and oral formulations of lefamulin, subject to obtaining favorable results, including achievement of the primary efficacy endpoints of the trials.

Favorable Safety and Tolerability Profile

We have evaluated lefamulin in 442 subjects and patients in our Phase 1 and Phase 2 clinical trials. In these trials, lefamulin has exhibited a favorable safety and tolerability profile. In our Phase 2 clinical trial of lefamulin, no patient suffered any serious adverse events that were determined to be related to lefamulin, and safety and tolerability were comparable to vancomycin, the control therapy in the trial. In addition, no clinically significant change in electrocardiogram, or ECG, was measured, and no drug-related cardiovascular adverse events were reported. Furthermore, we believe the use of lefamulin as a monotherapy would present fewer potential complications relative to the use of multiple antibiotics as combination therapy. We will further evaluate the safety and tolerability of lefamulin in our Phase 3 clinical trials.

Planned Phase 3 Clinical Trials

We plan to conduct a pivotal clinical trial program of lefamulin for the treatment of CABP consisting of two international Phase 3 clinical trials. We plan to initiate the first of these trials in the fall of 2015 and the second trial in the first half of 2016. We are designing these trials to comply with the guidelines of The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which are currently used as guidance by the FDA, and good clinical practices. We plan to conduct these trials at centers in the United States, Europe, Asia and selected countries in the southern hemisphere. We are proceeding with the regulatory steps necessary to initiate and conduct these trials, including submission of the trial protocol and relevant information about lefamulin to local regulatory authorities and ethics review committees.

We are designing our Phase 3 clinical trials to follow the draft guidance published by the FDA for the development of drugs for CABP and guidance from the EMA for the development of antibacterial agents with the goal of positioning lefamulin as a first-line empiric monotherapy for the treatment of CABP. We have obtained input from the FDA and select European authorities and have submitted a request for an SPA with the FDA regarding the study design for our first Phase 3 clinical trial in anticipation of submitting a new drug application with the FDA and a marketing authorization application, or MAA, with the EMA, in each case, for the treatment of CABP. We do not expect the planned timing of initiation of our Phase 3 clinical trials to depend on reaching agreement with the FDA regarding an SPA. In addition, we are currently conducting a Phase 1 clinical trial assessing the relative bioavailability of a tablet formulation of lefamulin that we expect to complete in the third quarter of 2015. We also plan to conduct a number of studies to support FDA approval of lefamulin, including studies in patients with hepatic insufficiency and renal impairment. If we complete the two planned Phase 3 clinical trials of lefamulin when we anticipate and obtain favorable results, we expect to submit an NDA to the FDA and an MAA to the EMA in 2018.

We are designing our first Phase 3 clinical trial of lefamulin for the treatment of CABP as a multi-center, randomized, controlled, double-blind study comparing lefamulin to moxifloxacin, a fluoroquinolone antibiotic. Linezolid, or matching placebo, can be added to treatment if an investigator suspects that a patient is infected with MRSA prior to randomization, as moxifloxacin is not approved to treat MRSA. This trial is designed to assess the non-inferiority of lefamulin compared to moxifloxacin, with or without linezolid. We expect the study population will include male and female patients of at least 18 years of age. We are targeting the enrollment of approximately 740 patients in this trial, of which we expect a small proportion will require linezolid to be added.

Lefamulin will be dosed at 150 mg IV every 12 hours. The comparator drugs will be dosed according to their approved labeling, with moxifloxacin dosed at 400 mg IV daily and linezolid at 600 mg IV every 12 hours. Based on pre-defined criteria, investigators will have the option to switch patients to oral therapy. Lefamulin will be administered orally as one 600 mg tablet every 12 hours, moxifloxacin at 400 mg daily and linezolid at 600 mg every 12 hours. Based on the pharmacokinetic data for lefamulin, we expect oral dosing of one 600 mg tablet every 12 hours to have a similar therapeutic benefit as IV dosing of 150 mg every 12 hours. All medications will be administered according to a double-blind and double-dummy design.

All patients enrolled in this trial will be classified as Pneumonia Outcomes Research Team, or PORT, severity of at least 3 on a scale of 1 to 5, which corresponds to moderate to severe clinical disease. Patients who have previously taken no more than one dose of a short acting, potentially effective antibiotic for the treatment of the current CABP episode within 24 hours of receiving the first dose of study medication will be allowed to participate in the trial but will comprise only up to 25% of the total intent to treat, or ITT, population. Investigators will obtain baseline Gram’s stain and culture of suitable specimens from the site of infection. Patients will be treated for a minimum of five days and a maximum of ten days. We will assess patients on day 4, at the end of treatment, or EOT, within 48 hours of administration of the final dose of study medication, at a TOC visit between five and ten days after administration of the final dose of study medication and at a telephone follow-up 30 days after administration of the first dose of study medication.

We will evaluate the following patient subsets:

•	an ITT population consisting of all randomized patients regardless of whether they have received study medication;

•	a modified intent to treat, or MITT, population consisting of all randomized subjects who receive any amount of study drug;

•	a microbiological intent to treat, or microITT, population consisting of all subjects in the ITT population who have at least one baseline bacterial pathogen known to cause CABP, Legionella pneumophila from an appropriate microbiological specimen, or CABP caused by Mycoplasma pneumoniae or Chlamydophila pneumoniae;

•	a clinically evaluable, or CE, population which is a subset of the ITT population that will include subjects who meet the criteria for CABP and who have received at least the pre-specified minimal amount of the intended dose of study drug and duration of treatment, do not have an indeterminate response based on the investigator’s assessment of clinical response at EOT for the CE-EOT population and at TOC for the CE-TOC population, did not receive concomitant antibacterial therapy, other than adjunctive linezolid, that is potentially effective against CABP pathogens (except in the case of clinical failure) from the first dose of study drug through the EOT visit for the CE-EOT population and through the TOC visit for the CE-TOC population, and for whom there are no other confounding factors that interfere with the assessment of the outcome; and

•	a microbiologically evaluable, or ME, population consisting of all subjects who meet the criteria for inclusion in both the microITT, CE-EOT and ME-EOT populations or the CE-TOC and ME-TOC populations.

The primary efficacy endpoint for the trial for the FDA is the proportion of patients in the ITT population for each of the lefamulin treatment group and the moxifloxacin treatment group who are alive, have improvement in at least two of the four cardinal symptoms of CABP as outlined in the current FDA guidance, have no worsening in any of the four cardinal symptoms of CABP and have not received a concomitant antibiotic (other than linezolid) for the treatment of CABP up through 120 hours after the first dose of lefamulin. This endpoint is also referred to as early clinical response. The four cardinal symptoms of CABP, as outlined in the current FDA guidance, are difficulty breathing, cough, production of purulent sputum and chest pain.

The primary efficacy endpoint for the EMA is the clinical success rate at the TOC visit for lefamulin in both the CE and MITT populations compared to moxifloxacin. Clinical success is based on the investigator’s assessment that a patient has clinically responded to lefamulin, which means that the patient has complete resolution or significant improvement of all local and systemic signs and symptoms of infection such that no additional antibiotic treatment is administered for the treatment of the current episode of CABP.

Key secondary efficacy and exploratory endpoints for our first Phase 3 clinical trial include the following:

•	assessment of response for the primary efficacy outcome of early clinical response (the FDA primary endpoint) in the microITT population;

•	assessment of response in each treatment group with an investigator assessment of clinical response at TOC (the EMA primary endpoint) in the microITT and ME-TOC populations;

•	assessment of the microbiological response by pathogen for the microITT and ME-TOC populations at TOC; and

•	assessment of all-cause mortality through day 28 in the ITT population.

We expect that our second Phase 3 clinical trial will be designed to assess the non-inferiority of oral lefamulin compared to a widely used oral antibiotic comparator, such as moxifloxacin or another fluoroquinolone. We expect that all patients enrolled in our second Phase 3 clinical trial will be classified as PORT severity of 2 to 4 on a scale of 1 to 5, which corresponds to moderate clinical disease. Patients who have previously taken no more than one dose of a short acting, potentially effective antibiotic for the treatment of an infection within 72 hours of receiving the first dose of study medication will be allowed to participate in the trial, but will comprise only up to 25% of the total ITT population. Investigators will obtain baseline Gram’s stain and culture of suitable specimens from the site of infection. We will assess patients on day 4, at the end of treatment within 24 hours of administration of the final dose of study medication, at a TOC visit between five and ten days after administration of the final dose of study medication and at a telephone follow-up 30 days after administration of the last dose of study medication. We expect that the primary and secondary efficacy endpoints, as well as the analysis populations for our second Phase 3 clinical trial, will be the same as our first Phase 3 clinical trial.

Completed Phase 2 Clinical Trial in ABSSSI

In 2011, we completed a multi-center, randomized, double-blind Phase 2 clinical trial in the United States evaluating the efficacy, safety and pharmacokinetics of the IV formulation of lefamulin compared to vancomycin in patients with ABSSSI. We selected ABSSSI as the indication for the trial to ensure that there would be a significant population of patients with multi-drug resistant Gram-positive bacteria. Gram-positive bacteria are the prevalent pathogens in ABSSSI. We selected vancomycin as the comparison therapy because vancomcyin is one of the antibiotics recommended by IDSA guidelines for the treatment of ABSSSI.

Trial Design

We enrolled 210 hospitalized patients with ABSSSI in the trial. The study population included male and female patients of at least 18 years of age and documented ABSSSI known or suspected to have been caused by a Gram-positive pathogen. Patients must have exhibited two signs of systemic inflammation or evidence of a significant underlying systemic or local medical condition at the time of enrollment and have required IV antibiotic therapy for the treatment of the ABSSSI.

We randomized patients on a 1:1:1 basis to three treatment groups to receive:

•	100 mg of IV lefamulin every 12 hours;

•	150 mg of IV lefamulin every 12 hours; or

•	1,000 mg of IV vancomycin every 12 hours or otherwise dosed as local practice dictated based upon a patient’s kidney function.

Investigators obtained baseline Gram’s stain and culture of suitable specimens from the site of infection. We treated patients for a minimum of five days and a maximum of 14 days. We assessed patients on day 3, at the end of treatment within 24 hours of administration of the final dose of study medication, at a TOC visit between seven and 14 days after administration of the final dose of study medication and at telephone follow-up at 30 days after the last dose of study medication was administered.

The trial protocol specified the following four patient subsets for evaluation:

•	an ITT population consisting of all randomized patients who received at least one dose of study medication;

•	an MITT population consisting of all patients in the ITT population who had a documented Gram-positive pathogen culture at baseline;

•	a CE population consisting of patients who had a confirmed diagnosis of ABSSSI, received study medication as randomized, received at least 80% of expected study medication, did not receive any potentially concomitant antibiotics, were not unblinded and had a response assessment at the TOC visit; and

•	an ME population consisting of patients in the CE population who had a documented Gram-positive pathogen culture at baseline.

The primary efficacy endpoint of the trial was the clinical success rate at the TOC visit for the 100 mg and 150 mg dosage forms of IV lefamulin in both the CE and MITT populations compared to vancomycin. Clinical success was defined as complete resolution or significant improvement of all local and systemic signs and symptoms of infection with no further systemic antibiotic treatment required.

Key secondary efficacy and exploratory endpoints of the trial included the following:

•	assessment of clinical response in the ITT and ME populations;

•	comparison of clinical response by pathogen and microbiological response by pathogen;

•	change in lesion size and resolution of fever; and

•	clinical response at day 3.

Evaluation of pharmacokinetic parameters in the trial included analysis of plasma concentrations of lefamulin in blood samples after the first dose on day 1, on day 5 and on the final treatment day.

Three of the 210 patients enrolled in the trial did not receive study medication, resulting in 207 patients in the ITT population. Of the patients in the ITT population, 105 patients had cellulitis (50.7%), 64 patients had abscess with cellulitis (30.9%), 37 patients had wound infections (17.9%) and one patient had burns (0.5%). At least one pathogen responsible for ABSSSI was identified in 155 patients. Of these patients, 152 patients (97.4%) had at least one Gram-positive pathogen, comprising the MITT population. The most frequent Gram-positive pathogen was S. aureus, with the majority, 69.1% of patients in the MITT population, being methicillin-resistant strains. The CE population included 165 patients. The ME population included 129 patients.

Patient demographics were similar across all three treatment groups, except for the presence of diabetes at baseline. The 150 mg lefamulin dose group included a slightly greater proportion of patients with diabetes than the other treatment groups.

Efficacy

In the trial, the patients in the lefamulin treatment groups experienced a similar clinical success rate at the TOC visit as patients in the vancomycin treatment group, in each of the ITT, MITT, CE and ME patient subsets. These results are summarized in the table below. In addition, the clinical success rate in the trial was high for important subgroups of patients based on factors such as primary infection type and diabetes mellitus status. The table below also shows the 95% confidence interval, a statistical determination that demonstrates the range of possible differences in the point estimate of success that will arise 95% of the time that the endpoint is measured. However, this trial was not statistically powered to determine differences between treatment groups. The sample size chosen was to provide clinically meaningful information on efficacy, safety and tolerability. In this table and other tables appearing below, the abbreviation “N” refers to the number of patients or subjects in each group or subgroup.

Clinical Success Rate at the TOC Visit (ITT, MITT, CE and ME Populations)

Population	Clinical Response	Lefamulin 100 mg	Lefamulin 150 mg	Vancomycin 1,000 mg
ITT		N=70	N=71	N=66
	Success N (%)	60 (85.7)	59 (83.1)	54 (81.8)
	Failure N (%)	9 (12.9)	8 (11.3)	9 (13.6)
	Not determined N (%)	1 (1.4)	4 (5.6)	3 (4.5)
	95% CI	(75.3, 92.9)	(72.3, 91.0)	(70.4, 90.2)

MITT		N=50	N=51	N=51
	Success N (%)	41 (82.0)	42 (82.4)	42 (82.4)
	Failure N (%)	8 (16.0)	6 (11.8)	6 (11.8)
	Not determined N (%)	1 (2.0)	3 (5.9)	3 (5.9)
	95% CI	(68.6, 91.4)	(69.1, 91.6)	(69.1, 91.6)

CE		N=60	N=54	N=51
	Success N (%)	54 (90.0)	48 (88.9)	47 (92.2)
	Failure N (%)	6 (10.0)	6 (11.1)	4 (7.8)
	95% CI	(79.5, 96.2)	(77.4, 95.8)	(81.1, 97.8)

ME		N=46	N=43	N=40
	Success N (%)	40 (87.0)	38 (88.4)	38 (95.0)
	Failure N (%)	6 (13.0)	5 (11.6)	2 (5.0)
	95% CI	(73.7, 95.1)	(74.9, 96.1)	(83.1, 99.4)

In the trial, the patients in the lefamulin treatment groups also experienced a similar clinical response at the day 3 visit as patients in the vancomycin treatment group in each of the ITT, MITT, CE and ME patient subsets. The clinical response results for the ITT patient subset are presented in the table below. Importantly, the assessment at day 3 included evaluation of a new primary endpoint recommended by the FDA of at least a 20% reduction in area of erythema, or redness.

Clinical Response at Day 3 (ITT Population)

Definition of Responder Used	Lefamulin 100 mg (N=70) N (%)	Lefamulin 150 mg (N=71) N (%)	Vancomycin 1,000 mg (N=66) N (%)
Overall clinical response	53 (88.3)	48 (88.9)	44 (86.3)
Absence of fever at Day 3	67 (95.7)	67 (94.4)	61 (92.4)
No increase in area of erythema plus absence of fever	60 (85.7)	59 (83.1)	53 (80.3)
No increase in area of erythema and swelling and absence of fever	53 (75.7)	53 (74.6)	49 (74.2)
≥20% reduction in area of erythema	52 (74.3)	50 (70.4)	47 (71.2)

A list of all pathogens identified at baseline along with the corresponding eradication rate by treatment group in the MITT patient subset is presented in the table below. Microbiological eradication rate was defined as the proportion of patients with a microbiological outcome of eradication or presumed eradication based on cultures from both the primary infection site and blood cultures. Patients with indeterminate or missing clinical responses were considered non-eradication. Overall, in the MITT population, microbiological success was achieved in 40 of 50 patients (80.0%) in the lefamulin 100 mg group, 43 of 51 patients (84.3%) in the lefamulin 150 mg group, and 42 of 51 patients (82.4%) in the vancomycin group. We did not observe development of decreased susceptibility to lefamulin or vancomycin during the trial. In this table, the abbreviation “n” refers to the number of patients who had a microbiological outcome of eradication or presumed eradication for each specified pathogen.

Sponsor-Assessed Microbiological Eradication Rate at the TOC Visit by Baseline Target Pathogen (MITT Population)

Baseline Pathogen	Lefamulin 100mg (N=50) n/N (%)	Lefamulin 150mg (N=51) n/N (%)	Vancomycin 1,000mg (N=51) n/N (%)
Staphylococcus aureus	35/44 (79.5)	41/47 (87.2)	40/47 (85.1)
MRSA	28/34 (82.4)	28/32 (87.5)	32/39 (82.1)
MSSA	8/11 (72.7)	13/15 (86.7)	8/8 (100.0)
Streptococcus species	6/7 (85.7)	3/5 (60.0)	4/7 (57.1)
Streptococcus pyogenes	2/3 (66.7)	1/2 (50.0)	1/4 (25.0)
Streptococcus agalactiae	2/2 (100.0)	2/3 (66.7)	0/0 (0.0)
Streptococcus Group C	0/0 (0.0)	0/0 (0.0)	1/1 (100.0)
Streptococcus Group F	1/1 (100.0)	0/0 (0.0)	0/0 (0.0)
Streptococcus Group G	0/0 (0.0)	0/1 (0.0)	1/1 (100.0)
Streptococcus constellatus	1/1 (100.0)	0/0 (0.0)	0/0 (0.0)
Streptococcus intermedius	1/1 (100.0)	0/0 (0.0)	2/2 (100.0)

We evaluated the clinical success of lefamulin against S. aureus, which is the most commonly identified cause of ABSSSI. The clinical success rate against a variety of subsets of S. aureus based on in vitro antibiotic susceptibility (methicillin-resistance), as well as the presence or absence of the virulence factors PVL-positivity or USA300, are clinically important, as limited therapeutic options exist to treat such infection. A summary of the clinical success rate against S. aureus is presented in the table below. The clinical success rates for lefamulin against PVL-positive MRSA and USA300 MRSA strains were similar to, or numerically higher than, the corresponding clinical success rates for vancomycin. In this table, the abbrevation “n” refers to the number of patients with clinical success for each specified pathogen.

Clinical Success Rate at the TOC Visit by Baseline Target Pathogens (S. aureus) (MITT Population)

Baseline Pathogen PVL/PFGE Type	Lefamulin 100 mg (N=50) n/N (%)	Lefamulin 150 mg (N=51) n/N (%)	Vancomycin 1,000 mg (N=51) n/N (%)
Staphylococcus aureus	36/44 (81.8)	41/47 (87.2)	40/47 (85.1)
MRSA	29/34 (85.3)	28/32 (87.5)	32/39 (82.1)
PVL positive	27/32 (84.4)	27/31 (87.1)	30/37 (81.1)
PFGE USA300	21/25 (84.0)	18/19 (94.7)	21/27 (77.8)
MSSA	8/11 (72.7)	13/15 (86.7)	8/8 (100.0)
PVL positive	4/6 (66.7)	7/8 (87.5)	4/4 (100.0)

The mean duration of exposure to study medication treatment was approximately seven days for all groups, and almost 70% of patients completed therapy within that time.

Safety and tolerability

Lefamulin was well tolerated in this trial. No patient in the trial suffered any serious adverse events that were found to be related to lefamulin, and no patient in the trial died. The percentage of patients in the trial arms that experienced any treatment emergent adverse event were similar across treatment groups: 71.4% in the lefamulin 100 mg group, 69.0% in the lefamulin 150 mg group and 74.2% in the vancomycin group. Most of the treatment emergent adverse events were mild to moderate in severity. The table below shows the adverse events experienced by patients in the trial that were assessed by the investigator as possibly or probably related to study medication.

Drug-Related Treatment-Emergent Adverse Events by Preferred Term Reported by More Than 2% of Patients in the ITT Population

Adverse Event	Lefamulin 100 mg (N=70) N (%)	Lefamulin 150 mg (N=71) N (%)	Vancomycin 1,000 mg (N=66) N (%)
Headache	5 (7.1)	9 (12.7)	10 (15.2)
Nausea	5 (7.1)	6 (8.5)	10 (15.2)
Infusion site phlebitis	4 (5.7)	2 (2.8)	0 (0.0)
Diarrhea	3 (4.3)	4 (5.6)	4 (6.1)
Vomiting	3 (4.3)	2 (2.8)	3 (4.5)
Alanine aminotransferase increased	2 (2.9)	2 (2.8)	3 (4.5)
Pruritus generalized	2 (2.9)	1 (1.4)	4 (6.1)
Creatine phosphokinase increased	2 (2.9)	1 (1.4)	0 (0.0)
Phlebitis	2 (2.9)	0 (0.0)	0 (0.0)
Vulvovaginal mycotic infection	2 (2.9)	0 (0.0)	0 (0.0)
Abdominal pain	1 (1.4)	2 (2.8)	0 (0.0)
Aspartate aminotransferase increased	1 (1.4)	1 (1.4)	2 (3.0)
Pruritus	0 (0.0)	2 (2.8)	8 (12.1)
Infusion site pain	0 (0.0)	2 (2.8)	0 (0.0)
Tinnitus	0 (0.0)	2 (2.8)	0 (0.0)
Infusion site reaction	0 (0.0)	2 (2.8)	0 (0.0)
Constipation	0 (0.0)	1 (1.4)	3 (4.5)
Insomnia	0 (0.0)	0 (0.0)	2 (3.0)

The incidences of pain, tenderness, itching, erythema, swelling and thrombosis at the infusion site were higher for the lefamulin 100 mg group and the lefamulin 150 mg group than for the vancomycin group. The majority of these local tolerability symptoms were mild in severity. No patient had a severe local tolerability issue of erythema or swelling. No patient had a local tolerability issue of necrosis. When summarized on an infusion basis, the proportions of infusions with local tolerability events were similar for the treatment groups.

Four patients discontinued study medication following a drug-related adverse event: one patient (1.4%) in the lefamulin 100 mg group (events of hyperhidrosis, vomiting and headache), two patients (2.8%) in the lefamulin 150 mg group (infusion site pain in one patient and dyspnea in the other), and one patient (1.5%) in the vancomycin group (drug eruption).

Because the potential for mild effect on ECG measurements was observed in preclinical studies, we have continued to assess this potential in all human clinical trials we have conducted. In the Phase 2 clinical trial, no change in ECG measurements was considered to be of clinical significance, and no drug-related cardiovascular adverse event was reported. Both lefamulin and vancomycin treatment were associated with a small increase in the QT interval. The QT interval is a measure of the heart’s electrical cycle, with a lengthened QT interval representing a marker for potential ventricular arrhythmia. We plan to continue to evaluate the effect of lefamulin on the QT interval in future clinical trials, including our Phase 3 clinical trials of lefamulin for CABP.

Pharmacokinetics

The table below summarizes selected pharmacokinetic parameters we obtained from pharmacokinetic sampling in the trial. Cmax refers to the maximum observed peak blood plasma concentration of study medication. AUC refers to the area under the curve in a plot of concentration of study medication in blood plasma over time, representing total drug exposure over time. In this table, the abbreviation “SD” refers to the standard deviation of the results. Standard deviation is a statistical measure used to quantify the amount of variation within a set of data values. A standard deviation close to zero indicates that the data points do not vary greatly from the mean, while a high standard deviation indicates that the data points are spread over a wider range of values.

Summary Statistics for PK Exposure and Secondary PK Parameters

	Dose (mg)	Mean (SD)
Cmax (Day 1)	100	1.57 (0.974)
(µg/mL)	150	1.90 (0.705)

Cmax (Day 5)	100	1.67 (0.974)
(µg/mL)	150	2.06 (0.737)

AUC0-12hr (Day 1)	100	5.14 (2.95)
(µg•hr/mL)	150	6.59 (2.69)

AUC0-12hr (Day 5)	100	6.23 (3.02)
(µg•hr/mL)	150	8.27 (3.11)

Half-life	100	11.0 (5.18)
(hour)	150	13.2 (5.79)

Efficacy for the pleuromutilin class of antibiotics is related to the ratio of total drug exposure over time, measured by the AUC, to minimum inhibitory concentration, or MIC. MIC is the minimum concentration of an antibiotic needed to inhibit growth of an organism. The plasma concentration data obtained from the Phase 2 clinical trial are the first data that describe how lefamulin is absorbed, distributed around the body, metabolized and eliminated in patients suffering from an infection.

Phase 1 Clinical Development

We conducted sixteen Phase 1 clinical trials of lefamulin in Austria, Germany, the United States and the United Kingdom between 2009 and 2015. In these trials, we exposed 301 healthy subjects, including elderly subjects 65 years of age or older, to single or multiple doses of IV or oral lefamulin. The objectives of our Phase 1 clinical trial program have been to understand the absorption and distribution of lefamulin in the blood and target tissues, evaluate the metabolism and elimination route of lefamulin and obtain safety and tolerability data to help predict safe and effective doses of lefamulin for the treatment of patients.

Pharmacokinetic Overview

Our key observations from our Phase 1 clinical trials include the following:

•	lefamulin is rapidly absorbed and distributed throughout the body after either IV or oral administration;

•	lefamulin achieves therapeutic concentrations in a variety of target tissues, including the lung, skin and soft tissue;

•	lefamulin has a half-life between 8.6 and 11.8 hours, which enables a twice daily regimen, and is eliminated primarily through non-renal pathways;

•	lefamulin is a weak inhibitor of some liver enzymes, but we do not expect to need to adjust the dose of lefamulin when it is co-administered with other drugs; and

•	no statistically significant effects of age, gender, body weight or height, body mass index or other demographics on the pharmacokinetic parameters of lefamulin.

Absorption

Lefamulin is absorbed rapidly after oral dosing with or without food. In our Phase 1 clinical trials, steady state blood levels were achieved after two days of dosing every 12 hours, irrespective of the route of administration, and the variability after oral dosing was similar to the variability after IV infusion. Because the ability of pleuromutilin antibiotics to kill bacteria is dependent on the AUC, or total lefamulin exposure over time, to MIC ratio, and IV doses of 150 mg every 12 hours and oral doses of 600 mg every 12 hours achieve similar AUCs, we believe that both regimens are capable of providing a similar therapeutic benefit.

Distribution

Following IV infusion, lefamulin is rapidly distributed throughout the body over approximately 30 minutes. We have observed rapid distribution of lefamulin into tissues, including the skin and ELF of the lung. In CABP, the lung is the target organ where pathogens replicate and cause inflammation that results in mucous production, cough and shortness of breath. Therefore, in 2010, we conducted a Phase 1 clinical trial to assess the pharmacokinetics of lefamulin in 12 healthy subjects. After a single IV administration of 150 mg of lefamulin over 60 minutes, we performed a bronchoalveolar lavage, or BAL, a medical procedure to collect fluid from the lung. We performed BAL analyses in groups of three subjects at 1, 2, 4 and 8 hours after the start of the lefamulin infusion and measured lefamulin concentrations in the ELF, the muscle tissue, soft tissue and blood plasma. In this trial, the exposure of free lefamulin, or the amount of lefamulin not bound to proteins and therefore available to inhibit bacterial growth, achieved in the ELF was approximately 5.7 times greater than free lefamulin exposure observed in blood plasma.

Metabolism

The average half-life, or the time it takes the body to eliminate one-half of the concentration of lefamulin present, is 8.6 to 11.8 hours. The major route lefamulin is eliminated from the body is the gastrointestinal tract, with limited metabolism of lefamulin occurring mainly through a liver enzyme called CYP3A, which is responsible for the metabolism of a wide variety of medication. We have identified only one metabolite, called BC-8041, as exceeding 10% of lefamulin concentrations in the plasma and only when lefamulin was given orally. None of the metabolites of lefamulin have any antibacterial properties.

Drug Interaction Potential

We have performed studies recommended by regulatory authorities to assess the drug-drug interaction potential of new drug products, such as lefamulin. To date, we have not identified any issues of clinical significance.

Safety and Tolerability

Lefamulin has been well tolerated in all Phase 1 trials completed to date. We did not observe any systemic adverse events of clinical concern or any drug-related serious adverse events in these trials. In addition, we did not observe any changes of clinical concern in laboratory safety parameters or vital signs in any subject in any of the trials. The most commonly observed adverse effects with oral administration of lefamulin were related to the gastrointestinal tract, including nausea and abdominal discomfort, while the most commonly observed adverse effects related to IV administration were related to irritation at the infusion site. In addition, lefamulin produced a transient, predictable and reproducible prolongation of the QT interval based on the maximum concentration of the drug in the blood plasma. At therapeutic doses, we expect that the drug will not produce large effects on the QT interval that would be of clinical relevance. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 or Phase 2 clinical trials.

Intravenous Formulation

We have administered IV lefamulin as single and repeat doses every 12 hours for up to 14 days. The most frequently reported adverse events in our Phase 1 clinical trials were pain or erythema at the site of the IV infusion. To further assess local tolerability, we conducted a Phase 1 clinical trial in 2013 to evaluate the local tolerability of two different IV formulations of lefamulin dosed every twelve hours for 7.5 days. In this trial, we compared lefamulin infusions given in normal saline solution, a sterile sodium chloride solution commonly used to administer IV medications, with lefamulin infusions given in a sterile saline solution buffered by a citrate salt that adjusted the pH, or level of acidity, of the solution. We enrolled 60 healthy subjects in the trial, of which 25 received the normal saline solution, 25 received the citrate buffered solution and ten received a matching placebo solution. Although we did not observe any difference between treatment arms over the first three days of study infusions, over the entire treatment period, the incidence of local pain or redness of at least moderate severity was statistically higher with lefamulin in the saline solution (84%), as compared to the citrate buffered infusions (36%) or placebo (10%). There was no statistical difference between citrate buffered infusions and placebo at any time period during the trial. As a result, we plan to administer lefamulin IV infusions in a citrate buffered saline solution in our Phase 3 clinical trials for CABP.

Oral Formulation

Initially, we administered lefamulin orally in capsules as single and repeat doses for up to five days. Oral administration of lefamulin was generally well tolerated with infrequent reports of mild gastrointestinal findings, such as nausea, abdominal pain and diarrhea. We subsequently developed 600 mg tablets that we have investigated in single and repeat dose studies. These tablets have been well tolerated and shown favorable pharmacokinetics. We expect to utilize the 600 mg tablets in our planned Phase 3 clinical trials.

Electrocardiogram Measurements

In our Phase 1 clinical trials, lefamulin was associated with a Cmax-dependent, transient, predictable, reversible and reproducible prolongation of the QT interval. We have closely monitored ECG measurements in all our trials. We did not observe any drug-related cardiac adverse events, such as increase in ectopic ventricular activity or other cardiac arrhythmia, or clinically relevant ECG findings during the conduct of any of our Phase 1 clinical trials. None of the ECG stopping criteria defined in the trial protocols was reached in any clinical trial. We plan to continue to assess the effects of lefamulin on the QT interval in our planned clinical trials.

Preclinical Development

In our preclinical studies, administration of lefamulin was well tolerated in a variety of animal models. Lefamulin was active against a broad range of bacteria, suggesting possible use as monotherapy for CABP with a potential for slow development of bacterial resistance over time.

Nonclinical Safety

In several preclinical safety and toxicity studies, including repeat dose toxicity, local tolerance, genotoxicity, development and reproductive toxicity, and safety pharmacology testing in both rodent and non-rodent species, lefamulin was safe and well tolerated. When we treated rats or monkeys for up to four weeks with either oral or IV lefamulin, we did not identify any specific target organ toxicity. Lefamulin was not associated with genetic damage, effects on fertility or birth defects.

Antimicrobial Spectrum of Lefamulin

We have extensively studied the antimicrobial in vitro activity of lefamulin against a variety of respiratory, or aerobic, and non-respiratory, or anaerobic, bacterial pathogens representing more than 13,600 clinical isolates collected from patients worldwide. A summary of our observations is presented in the table below. MIC90 indicates the concentration of drug that inhibits 90% of the pathogens in vitro, while MIC50 indicates the concentration of drug that inhibits 50% of the pathogens in vitro.

Antimicrobial Activity of Lefamulin Against Gram-Positive, Gram-Negative and Atypical Bacteria

Organism	N	MIC [µg/mL]
		50%	90%
Aerobic and facultative anaerobic Gram-positive microorganisms
S. aureus	6711	0.12	0.12
S. aureus, MSSA	3494	0.12	0.12
S. aureus, MRSA	3217	0.12	0.25
CA-MRSA (USA 300/400)	50	0.12	0.12
VRSA, VISA, hVISA	30	0.06	0.25
Coagulase-negative Staphylococcus species	1133	0.06	0.12
S. epidermidis	474	0.06	0.25
S. pneumoniae	1735	0.12	0.25
S. pyogenes (Group A Streptococcus species)	472	0.03	0.03
S. agalactiae (Group B Streptococcus species)	503	0.03	0.06
Group C Streptococcus species	116	0.03	0.06
Group G Streptococcus species	160	0.03	0.06
Viridans Group Streptococcus species	445	0.12	0.5
E. faecalis	50	≥32	≥32
E. faecium	850	0.12	8
E. faecium, VSE	361	0.12	≥32
E. faecium, VRE	389	0.06	0.5
Aerobic and facultative anaerobic Gram-negative microorganisms
H. influenzae	542	1	2
L. pneumophila	30	0.12	0.5
M. catarrhalis	409	0.12	0.25
N. gonorrhoeae, resistant isolates	58	0.12	0.5
E. coli	40	16	32
Anaerobic microorganisms
C. difficile	43	4	8
Clostridium species	10	1	>16
Peptostreptococcus species	10	0.06	1
Porphyromonas species	10	0.03	0.03
B. fragilis and B. fragilis group	22	≥32	≥32
Other microorganisms
C. pneumoniae	50	0.02	0.04
C. trachomatis	15	0.02	0.04
M. pneumoniae	50	0.006	0.006

The tables below compare the in vitro activity of lefamulin and various antibiotics for CABP and ABSSSI pathogens against various strains of bacteria, including those resistant to current antibiotics. Unlike other CABP antibiotics, such as ß-lactam/ß-lactamase inhibitor combinations, glycopeptides and oxazolidinones, lefamulin was active against the vast majority of potential respiratory pathogens. When an alternative antibiotic from the same drug class was utilized, it is footnoted within the table and below.

Lefamulin in vitro Activity Against CABP Bacteria

Organism (Number of Strains Tested)	Lefamulin MIC90 [µg/mL]	Moxifloxacin MIC90 [µg/mL]	Azithromycin MIC90 [µg/mL]	Doxycycline MIC90 [µg/mL]	Cefuroxime MIC90 [µg/mL]
Streptococcus pneumoniae (1473)	0.25	≤0.5	>4	8	8
Haemophilus influenzae (360)	2	≤0.5	2	0.5	2
Moraxella catarrhalis (253)	0.25	≤0.5	≤0.25	0.25	2
Staphylococcus aureus incl. MRSA (5527)	0.12	>4 [a]	>4 [b]	0.25	*
Legionella pneumophila (30)	0.5	0.015	0.015	*	*
Mycoplasma pneumoniae (50) [c]	0.006	0.2-0.8 [d]	≤0.0003	0.04	*
Chlamydophila pneumoniae (50) [e]	0.04	0.32-1.28	0.08-0.16	0.04	*

[a]	Levofloxacin used instead of moxifloxacin against S. aureus.

[b]	Erythromycin used instead of azithromycin against S. aureus.

[c]	Only four strains tested for comparators.

[d]	Ciprofloxacin used instead of moxifloxacin against M. pneumoniae.

[e]	Only two strains tested for comparators.

*	Not determined.

Lefamulin displayed potent antibacterial activity against bacterial pathogens predominantly causing skin and blood stream infections, such as S. aureus, coagulase-negative staphylococci, ß-hemolytic and viridans group streptococci, as well as E. faecium, including vancomycin-resistant strains, or VRE.

Lefamulin in vitro Activity Against ABSSSI Bacteria and Pathogens Causing Bacteremia

Organism (Number of Strains Tested)	Lefamulin MIC90 [µg/mL]	Erythromycin MIC90 [µg/mL]	Doxycycline MIC90 [µg/mL]	Vancomycin MIC90 [µg/mL]
S. aureus (5527)	0.12	>4	0.25	1
MSSA (3157)	0.12	>4	0.25	1
MRSA (2370)	0.25	>4	1	1
CoNS (878)	0.12	>4	2	2
E. faecium (536)	4	>4	>8	>16
VRE (304)	0.25	>4	>8	>16
ß-hemolytic Streptococcus species (763)	0.03	>4	8	0.5
S. pyogenes (267)	0.03	≤0.25	8	0.5
S. agalactiae (334)	0.03	>4	8	0.5
Viridans group Streptococcus species (245)	0.5	>4	>8	0.5

Activity Against Resistant Strains and Potential for Slow Development of Bacterial Resistance Over Time

When tested against bacterial organisms resistant to macrolides, tetracyclines, quinolones, trimethoprim/sulfamethoxazole, vancomycin, mupirocin or ß-lactams, we did not observe any cross-resistance with lefamulin. Lefamulin displayed activity in vitro against drug-resistant N. gonorrhoeae, VRE, MRSA, multi-drug resistant S. pneumoniae, VISA/hVISA, erythromycin-resistant group A Streptococcus species and clindamycin-resistant group B Streptococcus species, all of which are listed as urgent, serious or concerning threats by the CDC. We utilized the interpretative criteria of the Clinical and Laboratory Standards Institute, or CLSI, to categorize the in vitro activity of each comparator against the organisms listed in the table below as sensitive (%S), intermediate (%I) or resistant (%R). Bold and underlined data indicate resistance according to CLSI criteria.

Lefamulin in vitro Activity Against Resistant Bacterial Pathogens Listed as Urgent, Serious or Concerning Threats According to CDC

Organism	N	MIC [µg/mL]		CLSI
		50%	90%	%S /%I /%R
Urgent Threats
Drug-resistant Neisseria gonorrhoeae
Lefamulin	58	0.12	0.5	— / — / —
Azithromycin	58	0.12	1	81.0 /6.9 / 12.1 [b]
Tetracycline	58	0.5	2	19.0 / 56.9 / 24.1 [c]
Ciprofloxacin	58	0.25	16	37.9 / 20.7 /41.4 [c]
Ceftriaxone	54	0.015	0.06	100.0 / 0.0 /0.0 [c]

Serious Threats
Methicillin-resistant Staphylococcus aureus (MRSA)
Lefamulin	2,370	0.12	0.25	— / — / —
Clindamycin	2,370	≤0.25	>2	63.5 / — / 36.4
Doxycycline	2,370	0.12	1	96.2 / — / 0.8
Erythromycin	2,370	>4	>4	15.0 / — / 84.1
Levofloxacin	2,370	>4	>4	26.8 / — / 71.2
Linezolid	2,370	1	1	100.0 / — / 0.0
Oxacillin	2,370	>2	>2	0.0 / — / 100.0
Trimethoprim/sulfamethoxazole	2,370	≤0.5	≤0.5	95.8 / — / 4.2
Vancomycin	2,370	1	1	100.0 / — / 0.0
Drug-resistant Streptococcus pneumoniae
Lefamulin	312	0.12	0.25	— / — / —
Azithromycin	312	>4	>4	14.9 / — / 84.8
Ceftriaxone	312	1	2	59.0 / — / 5.4
Doxycycline	312	4	8	32.1 / — 66.7 [d]
Erythromycin	312	>4	>4	15.1 / — / 84.6
Levofloxacin	312	1	1	98.1 / — / 1.6
Penicillin (oral penicillin V)	312	4	4	0.0 / — / 100.0
Trimethoprim/sulfamethoxazole	312	4	>4	21.2 / — / 69.2
Vancomycin	312	0.25	0.5	100.0 / — / 0.0

Vancomycin-resistant Enterococcus faecium
Lefamulin	304	0.06	0.25	— / — / —
Ampicillin	304	>8	>8	0.3 / — / 99.7
Daptomycin	304	2	2	100.0 / — / —
Linezolid	304	1	1	98.7 / — / 0.7
Vancomycin	304	>16	>16	0.0 / 99.3

Organism	N	MIC [µg/mL]		CLSI
		50%	90%	%S /%I /%R

Concerning Threats
Vancomycin-resistant Staphylococcus aureus
Lefamulin	10	0.06	0.12	— / — / —
Ceftaroline	10	1	1	100.0 / — / —
Daptomycin	10	0.5	0.5	100.0 / — / —
Linezolid	10	1	1	100.0 / — / —
Oxacillin	10	>4	>4	— / — / 100.0
Quinupristin/dalfopristin	10	0.25	0.5	100.0 /— / —
Tigecycline	10	0.06	0.12	100.0 / — / —
Vancomycin	10	>32	>32	— / — /100.0

Erythromycin-resistant Group A Streptococcus species
Lefamulin	25	0.015	0.03	— /— /—
Clindamycin	25	≤0.25	>2	56.0 / — / 44.0
Doxycycline	25	≤0.05	>8	— / — /—
Erythromycin	25	>4	>4	— / — /100.0
Levofloxacin	25	≤0.5	1	96.0 / — / 4.0
Penicillin	25	≤0.03	≤0.03	100.0 /— / —
Vancomycin	25	0.25	0.5	100.0 / — / —

Clindamycin-resistant Group B Streptococcus species
Lefamulin	69	0.03	0.03	— / — /—
Clindamycin	69	>2	>2	— / — /100.0
Doxycycline	69	8	>8	8.7 / 2.9 / 88.4 [e]
Erythromycin	69	>4	>4	1.4 / 0.0 / 98.6
Levofloxacin	69	≤0.5	1	100.0 / — / —
Penicillin	69	≤0.03	0.06	100.0 / — / —
Vancomycin	69	0.5	0.5	100.0 /— / —

[a]	Criteria as published by CLSI (2011).

[b]	No breakpoints by CLSI available; criteria as published by the European Committee on Antimicrobial Susceptibility Testing (2014).

[c]	Criteria as published by CLSI (2014).

[b]	No breakpoints by CLSI available; criteria as published by the European Committee on Antimicrobial Susceptibility Testing (2011).

[e]	Breakpoints of tetracycline applied.

Lefamulin has shown low potential for resistance development in vitro, which we believe is the result of the specific interaction with a binding site on the ribosome. Repeated exposure to low levels of lefamulin in laboratory tests resulted in a slow and step-wise development of resistance in S. aureus, Streptococcus species, and E. faecium. We believe that lefamulin’s low potential for resistance is further supported by the fact that no resistant isolates were collected during our Phase 2 clinical trial in ABSSSI and that, despite the use of pleuromutilins in veterinary medicine for decades, the incidence of pleuromutilin-resistant isolates remains relatively low. Cross-resistance between lefamulin and other classes of antibiotics has also been rarely observed in our studies to date. Based on global surveillance studies conducted to date in more than 13,600 clinical isolates, fewer than 0.02% of isolates contain mutations responsible for methylating, or chemically modifying, the interaction between lefamulin and other protein synthesis inhibiting antibiotics. One example of this mutation is called cfr mutation, which when present has resulted in observed elevations in the MIC90 to lefamulin as well as other antibiotics, such as chloramphenicol and linezolid.

Activity in Animals

We evaluated the activity of lefamulin in a number of murine, or mouse, infection models, including pneumonia, septicemia, and thigh infection models. In these models, lefamulin was efficacious against S. pneumoniae (penicillin- and macrolide-resistant) and S. aureus (methicillin-susceptible, or MSSA, and MRSA). Lefamulin was active against serious lung infections caused by clinically relevant strains of S. pneumoniae or S. aureus. Investigations of the exposure levels in the ELF in the lungs of mice showed rapid distribution of lefamulin into the lung compartment with penetration rates into the ELF of 12-fold compared to free plasma concentration measured in the same mice. We confirmed this result by whole-body imaging using radioactive labeled lefamulin.

Lefamulin also showed high intracellular activity and rapid accumulation in macrophages, or immune cells that are responsible for assisting in clearing bacterial infections from the lung and other body sites, (30- to 50-fold) dependent on the time of incubation and lefamulin concentration. Azithromycin showed a 15- to 20-fold accumulation in the same experiments. Furthermore, the activity of lefamulin was unaffected by lung surfactant, a naturally occurring substance found in the lung that has the ability to inactivate some antibiotics.

Concentrations of Lefamulin Predicted to be Effective in Treating Lung Infections

We believe that results from preclinical analyses of concentrations of lefamulin in lung tissue indicate the potential for favorable outcomes in CABP patients treated with lefamulin. We have provided and discussed with regulatory authorities, including the FDA, these preclinical results and the safety and efficacy of lefamulin observed in subjects and patients with ABSSSI. Based on these discussions, we intend to evaluate the efficacy and safety of lefamulin in Phase 3 clinical trials for CABP. We used results obtained from pharmacokinetic analyses of lefamulin concentrations over time and pharmacodynamic analyses of the relationship of concentrations of lefamulin and effect, also called PK-PD, to determine the predicted likelihood of achieving lefamulin concentrations in the lung that would be effective at inhibiting the growth of common bacterial causes of CABP. This assessment utilized a population pharmacokinetic model that describes the behavior of lefamulin in blood plasma in subjects and patients with infection, the ELF concentrations achieved in healthy volunteers, in vitro MIC targets for the most common causative pathogens associated with CABP accrued from a robust, global in vitro surveillance library, and mathematical simulations replicating thousands of scenarios that could represent the many possible combinations of lefamulin concentrations achieved and the MIC required to inhibit bacterial growth. Based on these assessments, we believe that a lefamulin regimen of either 150 mg administered by IV every 12 hours or 600 mg administered orally every 12 hours has a probability of 96% or more to achieve concentrations in the ELF that would inhibit the growth of both S. pneumoniae and S. aureus.

Based on all of the available evidence, including lefamulin’s in vitro activity, clinical pharmacokinetics and tissue penetration, and safety and efficacy observed in our Phase 2 clinical trial for ABSSSI, we plan to use a dose of 150 mg IV or 600 mg orally every 12 hours in our Phase 3 clinical trials of lefamulin for CABP.

Earlier Stage Product Pipeline

Additional Indications for Lefamulin

ABSSSI

Acute bacterial skin and skin structure infections are common and are characterized by a wide range of disease presentations. Gram-positive bacteria, in particular S. aureus, S. pyogenes and S. agalactiae, are the most common pathogens in ABSSSI. The rising frequency of ABSSSI caused by MRSA and the significant increase in the occurrence of CA-MRSA infections over the past 15 years is an increasing concern. According to IDSA Skin and Skin Structure Infection guidelines 2014, in most U.S. cities, CA-MRSA is now the most common pathogen cultured from patients with ABSSSI in emergency departments. While the current standard of care for MRSA infections is vancomycin, the efficacy of this treatment is being compromised because of decreased susceptibility, or even resistance, of S. aureus to vancomycin. In addition, although linezolid is approved for ABSSSI due to MRSA, its use has been limited because of potential adverse events and drug-drug interactions with commonly prescribed concomitant medications such as antidepressants.

The emerging incidence of resistance to multiple antibiotics in pathogens makes ABSSSI increasingly difficult to treat and results in a need for alternate therapies. Based on our preclinical studies and clinical trials, we believe that lefamulin has potential to treat ABSSSI. In preclinical studies, lefamulin has shown in vitro antibacterial activity against the most relevant pathogens responsible for ABSSSI including S. aureus (MSSA, MRSA, and CA-MRSA), S. pyogenes, and S. agalactiae. In our Phase 2 clinical trial evaluating the safety and efficacy of two different doses of the IV formulation of lefamulin administered over five to 14 days compared to vancomycin in patients with ABSSSI, the clinical success rate at test of cure for lefamulin was similar to that of vancomycin. We have discussed the design of a proposed Phase 3 clinical trial to evaluate the efficacy and safety of lefamulin for the treatment of ABSSSI with the FDA and several E.U. regulatory authorities.

Pediatric Indications

Not unlike treatment of infectious diseases in adults, the management of pediatric infections has become more difficult due to the continuing rise in resistance in bacteria. Further complicating antimicrobial selection in the pediatric population is the need for agents to be very well tolerated and available in a final dosage form that can be easily administered to children. Based upon the in vitro antimicrobial spectrum of activity, along with the safety profile observed to date, we believe lefamulin is appropriate for evaluation for the treatment of a variety of pediatric infections, including those affecting the respiratory tract and skin and skin structure. We have begun pediatric formulation development activities to support clinical trials in the pediatric population.

HABP/VABP

One of the major causative organisms of hospital-acquired bacterial pneumonia and ventilator-associated bacterial pneumonia is S. aureus, including MRSA. We plan to investigate the utility of lefamulin in the treatment of HABP and VABP. We are planning to initiate a Phase 1 clinical trial to evaluate the safety, pharmacokinetics and lung penetration in subjects with VABP in late 2015. We expect to complete this trial in the first half of 2017. Based upon the results of this trial, we may conduct a Phase 2 clinical trial to further evaluate the utility of lefamulin in patients with HABP.

STIs

Urethritis and cervicitis caused by N. gonorrhoeae, C. trachomatis or M. genitalium are frequently occurring sexually transmitted infections in the United States and Europe. Left untreated, these infections can cause serious health problems, particularly in women, including chronic pelvic pain, life-threatening ectopic pregnancy and infertility. Resistance in these organisms to the most commonly prescribed antibacterial treatments poses a serious public health threat. For example, the CDC estimates that 30% of the clinical isolates of N. gonorrhoeae are resistant to at least one currently available antibiotic.

In preclinical studies, lefamulin has shown high potency against N. gonorrhoeae, C. trachomatis and M. genitalium, including strains resistant to currently available antibacterial agents. As a result, we are actively assessing a non-clinical and clinical development plan to support the development of lefamulin as a first-line treatment for urethritis, cervicitis and pelvic inflammatory disease.

Osteomyelitis

The incidence of osteomyelitis, which is an infection of the bone, is increasing. The most common causative organism is S. aureus. In the United States, the prevalence of MRSA in these cases ranges from 33% to 55%. Up to 90% of cases of hematogenous osteomyelitis, most frequently in children, are caused by S. aureus. We believe that lefamulin has the potential to be an effective treatment option for osteomyelitis. Lefamulin has shown substantial tissue penetration and activity against the most common causative organism in all forms of osteomyelitis. We believe that based on the safety profile observed to date, lefamulin will be well tolerated for the long term use necessary for the treatment of both adult and pediatric patients with osteomyelitis. The current standard of care for these infections is treatment with vancomycin. We believe the ability to administer lefamulin by either the IV or oral route would provide a significant advantage over agents, such as vancomycin, that can only be administered by IV.

Prosthetic Joint Infections

Infection occurs in approximately 1% of joint replacement surgeries. Although the incidence of infection has been decreasing, the total number of replacement operations has been rising, such that, overall, there is increasing morbidity. The majority of these infections are caused by three organisms: coagulase negative staphylococci, S. aureus (including MRSA) and streptococci, all organisms that are sensitive to lefamulin. The preferred treatment for joint infections with MRSA is vancomycin, with daptomycin and linezolid as alternatives. Vancomycin and daptomycin are administered only by IV for this indication, and linezolid has side effect that affect long term use. We believe that lefamulin could provide an alternative for both IV and oral therapy for these infections cases.

BC-7013 (Topical)

BC-7013 is a semi-synthetic compound derived from pleuromutilin with the potential to be developed for the topical treatment of Gram-postivie infections, including uSSSIs.

BC-7013 is highly active against key bacterial pathogens causing skin and ocular infections, The MIC90 values for BC-7013 against MRSA are up to 20-fold lower than for mupirocin and 8-fold lower than for retapamulin, an FDA-approved topical pleuromutilin. Furthermore, BC-7013 has demonstrated potent activity against Chlamydia trachomatis, the leading cause of blindness in the world, and Propionibacterium acnes, the causative agent of acne.

We observed activity in a superficial skin infection model in mice infected with MRSA. BC-7013 was well tolerated following intranasal administration of an ointment formulation in a Phase 1 clinical trial.

Pleuromutilin Molecule Platform

Our pleuromutilin research program is based on our large and diverse proprietary compound library. We believe that our expertise in the areas of medicinal chemistry, pharmacology and toxicology have enabled targeted discovery of novel pleuromutilins through modification of side chains and core positions in the mutilin moiety. These modifications have resulted in alterations in microbial activity, ADME and toxicity of the semi-synthetic molecules.

We are actively pursuing an in-house discovery program to sustain our pipeline with future product candidates. The aim of this program is the development of novel pleuromutilins with the conventional pleuromutilin spectrum consisting of Gram-positive, fastidious Gram-negative and atypical pathogens, but also extended activity to the Gram-negative spectrum, primarily Enterobacteriaceae, addressing a significant unmet medical need. When tested against resistant bacterial pathogens, the activity of ESPs is thus far unaffected by the production of ß-lactamases, or by E. coli and K. pneumoniae or macrolide resistance in S. aureus or S. pneumoniae. Based on the extension of the antibacterial spectrum we believe that ESPs have potential for the treatment of urinary tract infections, complicated intra-abdominal infections, respiratory tract infections, acute/complicated bacterial skin and skin structure infections, sexually transmitted infections and biothreat organisms.

Compounds in Other Antibiotic Classes

In addition to the pleuromutilin research program, we own a ß-lactam library encompassing approximately 2,000 novel broad spectrum cephalosporins and approximately 150 novel ß-lactamase inhibitor molecules. We own all rights and hold one active patent application on file covering ß-lactamase inhibitors.

We also own a library of approximately 200 acremonic acid derivatives which inhibit bacterial protein translation and have an antibacterial profile that covers primarily Gram-positive bacteria, such as S. aureus, MRSA and mupirocin-resistant strains, as well as ß-hemolytic streptococci (Streptococci that are not S.

pneumoniae or members of the Viridans family). The first molecules in this series also displayed improved activity against isolates showing resistance against fusidic acid and showed no cross-resistance with other classes of antibiotics tested.

The existing compound libraries of ß-lactam/ß-lactamase inhibitors and acremonic acid derivatives represent an unrecognized portion of our pipeline. The current allocation of our funds and staff are dedicated to advancing the pleuromutilin compounds. Assessment of the ß-lactam/ß-lactamase inhibitors and acremonic acid derivatives compound libraries will be dependent upon additional funding.

Commercialization Strategy

We own exclusive, worldwide rights to lefamulin. We expect that our initial target population for lefamulin will consist of patients with moderate to severe CABP. If lefamulin receives marketing approval from the FDA for the treatment of CABP, we plan to commercialize it in the United States with our own targeted hospital sales and marketing organization that we plan to establish. We believe that we will be able to effectively communicate lefamulin’s differentiating characteristics and key attributes to clinicians and hospital pharmacies with the goal of establishing favorable formulary status for lefamulin. If lefamulin receives marketing approval outside of the United States for the treatment of CABP, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize lefamulin in such markets.

With a targeted initial prescribing base, we believe that lefamulin will be promotionally insensitive. However, we believe that medical education will be a key component of our sales and marketing efforts. We believe that lefamulin’s novel mechanism of action and status as the only member of the class of systemically administered pleuromutilins support its potential inclusion on formularies and in treatment guidelines.

We plan to evaluate the merits of entering into collaboration agreements with other pharmaceutical or biotechnology companies that may contribute to our ability to efficiently advance our product candidates, build our product pipeline and concurrently advance a range of research and development programs for a variety of indications.

Manufacturing

We do not own or operate, and currently have no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of lefamulin, or any of the other compounds that we are evaluating in our discovery program. We currently rely, and expect to continue to rely, on third parties for the manufacture of lefamulin and any further products that we may develop. We have significant in-house knowledge and experience in the relevant chemistry associated with our drug candidate and use these internal resources, alongside third-party consultants, to manage our manufacturing contractors.

We have engaged a limited number of third-party manufacturers to provide all of our raw materials, drug substance and finished product for use in clinical trials. The active pharmaceutical ingredients, or API, and drug products have been produced under master service contracts and specific work orders from these manufacturers pursuant to agreements that include specific supply timelines and volume and quality expectations. We choose the third-party manufacturers of the drug substance based on the volume required and the regulatory requirements at the relevant stage of development. All lots of drug substance and drug products used in clinical trials are manufactured under current good manufacturing practices. Separate third-party manufacturers have been responsible for fill and finish services, and for labeling and shipment of the final drug product to the clinical trial sites.

We do not currently have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of lefamulin if it receives marketing approval. If lefamulin receives marketing approval from any regulatory agency, we intend to enter into agreements with suitable third-party contract manufacturers for the commercial production of this product. We have not yet considered other third-party manufacturers to provide a second source for the supply of lefamulin API and drug product for use in future clinical trials.

Our product candidate is a semi-synthetic organic compound of low molecular weight. The pleuromutilin core of the molecule is produced by fermentation and is manufactured on a significant scale by various manufacturers. We have selected the compound based on efficacy and safety, although it is also associated with reasonable cost of goods, ready availability of starting materials and ease of synthesis. The production of lefamulin has been carried out at a significant scale and we believe the synthetic route to lefamulin is amenable to further scale-up. The synthetic route does not require unusual, or specialized, equipment in the manufacturing process. Therefore, if any of the future drug substance manufacturers were to become unavailable for any reason, we believe there are a number of potential replacements, although delays may be incurred in identifying and qualifying such replacements.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain marketing approvals for their products more rapidly than we obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers. We expect that if lefamulin is approved for CABP, it will be priced at a significant premium over competitive generic products. This may make it difficult for us to replace existing therapies with lefamulin.

The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

Currently, the treatment of CABP is dominated by generic products. For hospitalized patients, combination therapy is frequently used. Many currently approved drugs are well established therapies and are widely used by physicians, patients and third-party payors. We also are aware of various drugs under development for the treatment of CABP, including solithromycin (under Phase 3 clinical development by Cempra Inc.), dalbavancin (under Phase 3 clinical development by Actavis plc.), omadacycline (under Phase 3 clinical development by Paratek Pharmaceuticals Inc.) and delafloxacin (under Phase 3 clinical development by Melinta Therapeutics Inc.).

Intellectual Property

Our success depends in large part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We strive to protect the proprietary technology that we believe is important to our business by, among other methods, seeking and maintaining patents, where available, that are intended to cover our product candidates, compositions and formulations, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary and competitive position.

As of July 31, 2015, we owned 20 different families of patents and patent applications, including 19 families directed to the various pleuromutilin derivatives as compositions of matter, processes for their manufacture, and their use in pharmaceutical compositions and methods of treating disease. The remaining family is directed to ß-lactamase inhibitors. In addition, as of July 31, 2015, we owned one provisional patent application. Our patent portfolio includes 19 issued U.S. patents, 17 granted European patents and 14 granted Japanese patents, as well as patents in other jurisdictions. We also have pending patent applications in the United States, Europe, Japan and other countries and regions, including Asia, Australia, Eastern Europe, and South America, including notably Canada, Brazil, China, Israel, India and Taiwan among others.

All of these patents and patent applications are assigned solely to us and were either originally filed by us or originally filed by Sandoz and subsequently assigned to us.

As of July 31, 2015, our lead product candidate, lefamulin, was protected by the following five patent families and one provisional patent application:

•	The first patent family includes patents and applications with claims directed to generic classes of compounds that include lefamulin and/or their use in the treatment of microbial infections. This family includes issued patents in the United States, Europe and Japan, as well as issued patents in 10 other jurisdictions, and one pending patent application in Brazil. The standard term for patents in this family expires in 2021.

•	The second patent family includes patents and applications with claims that specifically recite lefamulin and/or its use in the treatment of microbial infections. This family includes two issued patents in the United States and one issued patent in each of Europe and Japan, as well as issued patents in 17 other jurisdictions and 14 pending patent applications in other jurisdictions, including one divisional application in the United States and Europe. The standard term for patents in this family expires in 2028. A patent term adjustment of 303 days has already been obtained in the United States for one patent.

•	The third patent family includes patents and applications with claims directed to the processes for the manufacture of lefamulin, crystalline intermediates useful in the processes, and the resulting crystalline salts. This family includes four granted patents and pending patent applications in the United States, Europe and 21 other jurisdictions. The standard term for patents in this family expires in 2031.

•	The fourth patent family includes patents and applications with claims directed to processes for the synthetic manufacture of crystalline intermediates useful in the manufacture of lefamulin. This family includes granted patents in Europe and the United States and pending patent applications and granted patents in other jurisdictions. The standard term for patents in this family expires in 2031.

•	The fifth patent family includes patents and applications with claims directed to pharmaceuticals and treatments for Helicobacter infection, including pleuromutilins, such as lefamulin. This family includes issued patents in the United States, Europe and one other jurisdiction. The standard term for patents in this family expires in 2023. A patent term adjustment of 921 days has already been obtained for the U.S. patent.

•	The provisional patent application is directed to pharmaceutical compositions of lefamulin and was filed at the USPTO.

Our second most advanced product candidate, BC-7013, is covered specifically in one patent family with patents granted in the United States, Europe and Japan, as well as six other jurisdictions, and pending patent applications in other jurisdictions. The standard term for patents in this family expires in 2027.

We own an additional family of patent applications directed to certain ESPs and their use in the treatment of Gram-negative infections. The standard term for patents in this family expires in 2035.

The remaining 12 pleuromutilin patent families are directed to either molecules in the intellectual property landscape surrounding our product candidates in development or molecules which can be potentially further developed by us but have not yet been pursued. All patent applications in these families have been filed at least in the United States and Europe, and most have been filed in other countries. The majority of these patent applications have already resulted in granted patents.

Finally, we own one patent family directed to ß-lactamase inhibitor compounds. Patent applications in this family have been filed in the United States and Europe. The standard term for patents in this family, if granted, expires in 2030.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval, or PMA, may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of our patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology and maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or FDCA, and associated implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, where applicable, and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the FDA as part of an IND. Additional long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Studies in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

Typically, the FDA will require one IND for early development studies where the sponsor is not sure of the indication or dosage form of the proposed product, or where there are closely related indications within a single review division at FDA, or where there are multiple closely-related routes of administration using the same dosage formulation. On the other hand, multiple INDs may be required where there are two or more unrelated conditions being developed or where multiple dosage forms are being extensively investigated or where multiple routes of administration are being evaluated.

In addition to fulfilling the FDA’s requirements governing an IND, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Special Protocol Assessment Agreements

A Special Protocol Assessment, or SPA, agreement is an agreement between a drug manufacturer and the FDA on the design and size of studies and clinical trials that can be used for approval of a drug or biological product. The FDA’s guidance on such agreements states that an agreement may not be changed by the manufacturer or the agency unless through a written agreement of the two entities or if FDA determines a substantial scientific issue essential to determining the safety or effectiveness of the drug. The protocols that are eligible for SPA agreements are: animal carcinogenicity protocols, final product stability protocols and clinical protocols for Phase 3 trials whose data will form the primary basis for an efficacy claim.

Specifically, under the FDCA, the FDA may meet with sponsors, provided certain conditions are met, for the purpose of reaching an SPA agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in a marketing application. If a sponsor makes a reasonable written request to meet with the FDA for the purpose of reaching agreement on the design and size of a clinical trial, then the FDA will meet with the sponsor. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. An agreement may not be changed by the sponsor or FDA after the trial begins, except with the written agreement of the sponsor and FDA, or if the director of the FDA reviewing division determines that “a substantial scientific issue essential to determining the safety or effectiveness of the drug” was identified after the testing began. If a sponsor and the FDA meet regarding the design and size of a clinical trial and the parties cannot agree that the trial design is adequate to meet the goals of the sponsor, the FDA will clearly state the reasons for the disagreement in a letter to the sponsor.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

GAIN Exclusivity for Antibiotics

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the new law grants an additional five years of exclusivity upon the approval of an NDA for a drug product designated by FDA as a QIDP. Thus, for a QIDP, the periods of five-year new chemical entity exclusivity, three-year new clinical investigation exclusivity, and seven-year orphan drug exclusivity, would become ten years, eight years, and twelve years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (such as resistant Gram-positive pathogens, multi-drug resistant Gram-negative bacteria, multi-drug resistant tuberculosis, and C. difficile) and that is included in a list established and maintained by FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five year exclusivity extension does not apply to: a supplement to an application under FDCA Section 505(b) for any QIDP for which an extension is in effect or has expired; a subsequent application filed with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are set forth in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the E.U. member states. Under this system, approval must be obtained from the competent national authority of each E.U. member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, the E.U. legislator passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which will be no earlier than May 2016.

The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

•	a streamlined application procedure via a single entry point, the E.U. portal;

•	a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states;

•	a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned;

•	strictly defined deadlines for the assessment of clinical trial applications; and

•	the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all E.U. member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 E.U. member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

•	medicinal products developed by means of one of the following biotechnological processes:

•	recombinant DNA technology;

•	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

•	hybridoma and monoclonal antibody methods;

•	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No 1394/2007 on advanced therapy medicinal products;

•	medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

•	acquired immune deficiency syndrome;

•	cancer;

•	neurodegenerative disorder;

•	diabetes;

•	auto-immune diseases and other immune dysfunctions; and

•	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, E.U. legislation (Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products), if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization Under Exceptional Circumstances

Under Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures to obtain a marketing authorization in (one or several) E.U. member states as prescribed in Directive 2001/83/EC:

•	The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

•	The national procedure is only available for products intended to be authorized in a single E.U. member state.

•	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Period of Authorization and Renewals

A marketing authorization, other than a conditional marketing authorization, is initially valid for five years and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Regulatory Data Protection

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials.

Transparency

There is an increasing trend in the E.U. towards greater transparency and, while the manufacturing or quality information in marketing authorization dossiers is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the non-clinical and clinical information, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical study reports would be posted on the agency’s website following the grant, denial or withdrawal of a marketing authorization application, subject to procedures for limited redactions and protection against unfair commercial use. Additional transparency provisions are contained in the new Clinical Trials Regulation (EU) No 536/2014 that will take effect in May 2016 at the earliest.

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and Other Requirements

We will, for example, have to comply with the E.U.’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. E.U. regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the European Union’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual E.U. member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our drug candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. member states may approve a specific price for a drug product or may instead adopt a system of indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Facilities

Our principal facilities consist of approximately 3,100 square meters of laboratory and office space in Vienna, Austria. This space serves as our corporate headquarters. We also lease approximately 18,200 square feet of office space in King of Prussia, Pennsylvania. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Employees

As of July 31, 2015, we had 42 employees, 16 of whom hold M.D. and/or Ph.D degrees. Our employees in Austria are subject to the collective bargaining agreement of the chemical industry. This is an annual agreement between the employer representatives and the trade union of an industry. It defines conditions of employment, such as minimum wages, working hours and conditions, overtime payments, vacations and other matters. We do not have a works council, which would require employee representatives on our supervisory board.

We consider our relations with our employees to be good.

Legal Matters

We are not currently subject to any material legal proceedings.

MANAGEMENT

General

We have a two tier board structure consisting of our management board (Vorstand) and a separate supervisory board (Aufsichtsrat). The management board is responsible for managing the business and represents the company in dealings with third parties. The supervisory board is responsible for appointing and removing the members of the management board and supervising the business conducted by the management board. Although the supervisory board does not actively manage the company, both the Austrian Stock Corporation Act (Aktiengesetz) and our articles of association (Satzung), together with the management board’s internal rules of procedure (Geschäftsordnung), require that the prior approval of the supervisory board is obtained before the management board takes certain actions. Below is a summary of relevant information concerning our supervisory board, management board and senior management, as well as a brief summary of certain significant provisions of Austrian corporate law, the articles of association that will be in effect upon the closing of this offering and the Austrian Stock Corporation Act in respect of our management board and supervisory board.

Members of Our Supervisory Board, Management Board and Senior Management

Supervisory Board

The following table sets forth information with respect to each of our supervisory board members and their respective ages as of the date of this prospectus. The business address of our supervisory board members is our registered office address at Leberstrasse 20, 1110 Vienna, Austria. Under NASDAQ listing standards, a member of our supervisory board will only qualify as an “independent director” if, in the opinion of the listed company’s supervisory board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a member of the supervisory board. In July 2015, our supervisory board undertook a review of the composition of the supervisory board and its committees and the independence of each supervisory board member. All of the members of our supervisory board, other than George H. Talbot, qualify as “independent” under Rule 5605(a)(2) of the NASDAQ listing standards. Each of Chen Yu, George H. Talbot, Axel Bolte, Chau Khuong, Denise Pollard-Knight, David Chiswell and Charles A. Rowland, Jr. has been appointed to our supervisory board pursuant to a shareholders agreement.

Name	Age	Position	Year of Appointment
Denise Pollard-Knight	56	Member of the Supervisory Board (Chairman)	2007
Axel Bolte	43	Member of the Supervisory Board (Deputy Chairman)	2007
Chen Yu	41	Member of the Supervisory Board	2015
Chau Khuong	39	Member of the Supervisory Board	2015
David Chiswell	62	Member of the Supervisory Board	2007
George H. Talbot	67	Member of the Supervisory Board	2009
Charles A. Rowland, Jr.	57	Member of the Supervisory Board	2015

Denise Pollard-Knight has served as chairman of our supervisory board since 2013 and has been on our supervisory board since 2007. Dr. Pollard-Knight has been a managing partner at Phase4 Partners Ltd. since 2010. Previously, she was head of Nomura Phase4 Ventures from 2004 to 2010 and head of Healthcare Private Equity at Nomura International plc from 1999 to 2004. Dr. Pollard-Knight serves on the board of directors of OncoMed Pharmaceuticals, Inc. and previously served on the board of directors of Idenix Pharmaceuticals, Inc. Dr. Pollard-Knight received both her B.Sc. and Ph.D. from Birmingham University. We believe that Dr. Pollard-Knight is qualified to serve on our supervisory board due to her extensive experience as a venture capital investor in the life sciences industry and her service on the boards of directors of other life sciences companies.

Axel Bolte has served as deputy chairman of our supervisory board since 2013 and has been on our supervisory board since 2007. Since 2003, Mr. Bolte has been an investment advisor at HBM Partners AG, a provider of investment advisory services in the life sciences industry. Previously, he was an investment manager at NMT New Medical Technologies AG from 2001 to 2003, and prior to that, Mr. Bolte served as a scientist at Serono SA. He serves on the board of directors of Ophthotech Corporation and previously served on the board of directors of PTC Therapeutics, Inc. Mr. Bolte received a degree from the Swiss Federal Institute of Technology and an M.B.A. from the University of St. Gallen. We believe that Mr. Bolte is qualified to serve on our supervisory board because of his many years of service on our supervisory board, his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

Chen Yu has served on our supervisory board since April 2015. Dr. Yu is a managing partner at Vivo Capital, LLC, which he joined in 2004. Previously, he served as chief operating officer at Sagent Pharmaceuticals from 2012 to 2013 and chief business officer at China Kanghui from 2010 to 2012. Dr. Yu received his B.A. from Harvard University and both his M.D. and M.B.A. from Stanford University. We believe that Dr. Yu is qualified to serve on our supervisory board due to his extensive experience as a venture capital investor and executive in the life sciences industry.

Chau Khuong has served on our supervisory board since April 2015. Mr. Khuong is a private equity partner at OrbiMed Advisors LLC, which he joined in 2003. Previously, he served as a manager at Veritas Medicine, Inc. from 2000 to 2001. Mr. Khuong serves on the boards of directors of Otonomy, Inc. and Pieris Pharmaceuticals, Inc. He received both his B.S. and M.P.H. from Yale University. We believe that Mr. Khuong is qualified to serve on our supervisory board due to his extensive experience as a venture capital investor in the life sciences industry and his service on the boards of directors of other life sciences companies.

David Chiswell has served on our supervisory board since 2007. Dr. Chiswell has been the interim chief executive officer of Kymab Ltd. since 2015 and chairman of the board of directors of Albireo Ltd. since 2007. He also served as our chief executive officer from 2009 to 2012. Dr. Chiswell co-founded, in 1990, Cambridge Antibody Technology and served as its chief executive officer from 1996 to 2002. He is a past chairman of the U.K. BioIndustry Association and, in 2006, received an OBE from HM The Queen for his contributions to the biotechnology industry. He received his B.Sc from Queen Mary College, University of London and his Ph.D from the University of Glasgow. We believe that Dr. Chiswell is qualified to serve on our supervisory board due to his extensive experience in the biotechnology industry.

George H. Talbot has served on our supervisory board since 2009. Dr. Talbot has been the principal at Talbot Advisors LLC, a biopharmaceutical company consultancy, since 2007 and prior to that, from 2000 to 2006. From 2006 to 2007, he served as chief medical officer and executive vice president of Cerexa, Inc. He received his B.A. from Wesleyan University, his M.D. from the Yale University School of Medicine, and his Infectious Diseases fellowship training at the University of Pennsylvania. After serving as a faculty member of the Infectious Diseases Section at the University of Pennsylvania, he joined the anti-infectives group at Rhone-Poulenc-Rorer in 1990. We believe that Dr. Talbot is qualified to serve on our supervisory board due to his education, training and extensive experience in the biopharmaceutical industry.

Charles A. Rowland, Jr. has served on our supervisory board since January 2015. Mr. Rowland served as vice president and chief financial officer of ViroPharma Inc. from 2008 until it was acquired by Shire plc in 2014. Prior to joining ViroPharma, Mr. Rowland served as executive vice president and chief financial officer, as well interim co-chief executive officer, for Endo Pharmaceuticals Inc. from 2006 to 2008 and chief financial officer at Biovail Corporation from 2004 to 2006. Mr. Rowland serves on the boards of directors at Bind Therapeutics, Inc., Aurinia Pharmaceuticals Inc., Vitae Pharmaceuticals, Inc. and Blueprint Medicines Corporation, and served on the board of directors at Idenix Pharmaceuticals, Inc. Mr. Rowland received his B.S. from Saint Joseph’s University and M.B.A. from Rutgers University. We believe that Mr. Rowland is qualified to serve on our supervisory board due to his extensive experience in pharmaceutical operations and all areas of finance and accounting.

Management Board

The following table sets forth information with respect to each of our management board members, their respective ages, positions as of the date of this prospectus and the year our supervisory board appointed them. The business address for Colin Broom is c/o Nabriva Therapeutics AG, 1000 Continental Drive, Suite 450, King of Prussia, Pennsylvania, and the business address for Ralf Schmid is our registered office address at Leberstrasse 20, 1110 Vienna, Austria.

Name	Age	Position	Year of Appointment
Colin Broom	59	Chief Executive Officer	2014
Ralf Schmid	48	Chief Operating Officer and Chief Financial Officer	2006

Colin Broom has served as our chief executive officer since 2014. Prior to joining our company, he served as chief scientific officer at ViroPharma Inc. from 2004 until it was acquired by Shire plc in 2014. Dr. Broom also served as vice president of clinical development and medical affairs at Amgen Inc. from 2000 to 2003. He is a member of the U.K. Royal College of Physicians and a fellow of the Faculty of Pharmaceutical Medicine. Dr. Broom received his B.Sc. from University College London and M.B.B.S. from St. George’s Hospital Medical School. We believe that Dr. Broom is qualified to serve on our management board due to his extensive experience in all stages of drug development and commercialization.

Ralf Schmid has served as our chief operating officer and chief financial officer since 2014. He also served as our chief executive officer from 2012 to 2014 and as our chief financial officer from 2006 to 2012. Prior to joining our company, Mr. Schmid served as head of treasury and finance coordination at Sandoz GmbH from 2004 to 2006, during which time he led the spin-off of Nabriva in 2005. Mr. Schmid received his master’s degree from Otto-Friedrich University in Bamberg, Germany. We believe that Mr. Schmid is qualified to serve on our management board due to his extensive experience in various leading positions in finance and administration.

Senior Management

Our management board is supported by our senior management team. The following table sets forth information with respect to each of the members of our senior management team, their respective ages, their positions as of the date of this prospectus and the year our management board appointed them. The business address for Steven Gelone and Elyse Seltzer is c/o Nabriva Therapeutics AG, 1000 Continental Drive, Suite 450, King of Prussia, Pennsylvania.

Name	Age	Position	Year of Appointment
Steven Gelone	47	Chief Development Officer	2014
Elyse Seltzer	50	Chief Medical Officer	2015

Steven Gelone has served as our chief development officer since 2014. Prior to joining our company, he served as head of clinical research and development at Spark Therapeutics, Inc. in 2014 and vice president of clinical and preclinical development at ViroPharma, Inc. from 2005 to 2014. Dr. Gelone also served as director of medical affairs at Vicuron Pharmaceuticals from 2002 to 2003 and director of clinical pharmacology and experimental medicine at GlaxoSmithKline Pharmaceuticals from 2000 to 2002. Dr. Gelone received his B.S. Pharm. and Pharm.D. from Temple University.

Elyse G. Seltzer has served as our chief medical officer since May 2015. Prior to joining our company, she held several positions at GlaxoSmithKline from 2009 to 2015, including vice president of global clinical sciences and operations from 2014 to 2015, vice president of therapeutic area delivery from 2012 to 2013 and vice president of cardiovascular metabolic operations and clinical head of cardiovascular metabolic from 2009 to 2011. She also served as chief medical officer and vice president of clinical development and medical affairs at

Tengion, Inc. from 2006 to 2009. Prior to working in the pharmaceutical industry, Dr. Seltzer practiced clinical infectious diseases medicine. Dr. Seltzer received her B.A. from the University of Pennsylvania and her M.D. from the New York University School of Medicine.

Corporate Governance

Supervisory Board

Our supervisory board is responsible for the supervision of the activities of our management board and our company’s general affairs and business but does not actively engage in the management of the company. Supervision is exercised by the examination of regular reports which must be provided by the management board. The supervisory board must also approve certain transactions prior to their implementation. Our supervisory board may also, on its own initiative, provide the management board with advice and may request any information from the management board that it deems appropriate. In performing its duties, the supervisory board is required to act in the interests of our company and its associated business as a whole. The supervisory board must convene a general meeting of shareholders if it is in the best interest of the company. The members of the supervisory board are not authorized to represent us in dealings with third parties, except for legal transactions concluded by the company with members of the management board and legal proceedings which have been approved at a general meeting of shareholders against such members.

Members of the supervisory board are appointed by the general meeting of shareholders. Pursuant to our articles of association, the supervisory board consists of a minimum of three and a maximum of ten supervisory board members. Supervisory board members are appointed at the general meeting of shareholders and may, if not appointed for a shorter period of time, serve until the annual meeting occurring in the fifth calendar year after such board members’ initial appointment.

Members of the supervisory board may be re-elected. They may also be removed by the vote of three-quarters of the votes cast at the relevant general meeting of shareholders or resign by written notice to the company. Resignation upon written notice is subject to a four-week notice period unless otherwise agreed. In the event an elected member resigns from the supervisory board before the expiration of his or her term, the next general meeting may elect a replacement. The term of office of the replacement member runs until the expiration of the original term of the resigning member. In case the number of supervisory board members falls below three (the statutory minimum), an extraordinary general meeting of shareholders must be convened to elect a replacement. The supervisory board appoints a chairman and a deputy chairman from among its members for the entire period of their respective appointments. The supervisory board adopts its own rules of procedure.

The supervisory board meets at least quarterly. At least half of the members of the supervisory board including either the chairman or the deputy chairman must be present at a supervisory board meeting to constitute a quorum, in each case however at least three members need to be present. Except where a different majority is required by law or the articles of association, the supervisory board acts by a simple majority of the votes cast. In case of a split vote, the chairman casts the deciding vote. A member of the supervisory board may authorize in writing another member of the supervisory board or any third party to represent him or her and exercise his or her voting rights. Such representative is not taken into account in determining a quorum. The right to chair a supervisory board meeting cannot be transferred.

The supervisory board may also adopt resolutions outside a meeting, provided that such resolutions are adopted in writing and submitted to all members of the supervisory board and provided that no supervisory board member objects to adopting resolutions without conducting a meeting. Each supervisory board member is entitled to cast one vote.

Management Board

Our management board is responsible for the day-to-day management of our operations under the supervision of the supervisory board. The management board is required to:

•	keep the supervisory board informed in a timely manner in order to allow the supervisory board to carry out its responsibilities;

•	consult with the supervisory board on important matters; and

•	submit certain important decisions to the supervisory board for its approval, as more fully described below.

Our management board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association, as more fully discussed below. Members of the management board of an Austrian stock corporation are appointed by the supervisory board for a maximum period of five years and may be re-appointed. The supervisory board may remove a member of the management board prior to the expiration of his term only for a significant cause, such as a material breach of duty, the inability to manage the business properly or a vote of no-confidence at a shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

The management board manages the business and represents the company in dealings with third parties and is responsible for the financial books and records of the company. The management board is required to report to the supervisory board at least annually regarding fundamental questions of future business policy and the future development of the assets and financial situation of the company (annual report; Lagebericht). The management board is also required to report to the supervisory board regularly, at least quarterly, on the progress of business and the results of the company against the annual forecast results and considering future developments to the extent determined by Section 81 of the Austrian Stock Corporation Act (quarterly reports; Quartalsberichte). In addition, the management board is required to promptly inform the supervisory board of any matter that may be of significance to the company’s business operations, in particular with respect to any circumstances relating to the company’s profitability and liquidity (special report; Sonderbericht). The annual report and the quarterly report have to be in writing and must be explained to the supervisory board on demand. Each member of the supervisory board has to be provided with a copy of these reports. The special reports may be oral reports or in writing.

Pursuant to our articles of association, our management board consists of at least two and up to five members.

Under the articles of association, if the management board consists of one member only, this member may, to the extent permitted by law, represent the company solely. If the management board consists of more than one member, the company shall be represented by two members of the management board acting jointly or by a one member of the management board together with the holder of a general commercial power of attorney (Prokurist). The supervisory board may grant individual members of the management board the power to independently represent the company. Currently, each member of the management board is empowered with independent signing authority.

The management board has no obligation to obey orders or directives originating from the general meeting of shareholders or the supervisory board. However, both the Austrian Stock Corporation Act and our articles of association, together with the by-laws of our management board, require the prior approval of the supervisory board or one of its committees before the management board may take certain actions. A failure by the management board to obtain such approval does not affect the validity of transactions with respect to third parties, but may render the management board personally liable for any damages resulting therefrom. Pursuant to our articles of association, as well as pursuant to Section 95 paragraph 5 of the Austrian Stock Corporation Act, the following transactions require the prior approval of our supervisory board:

•	the acquisition and sale of shareholdings in terms of Section 228 of the Austrian Commercial Code (UGB) as well as the acquisition, disposal and closing down of companies and businesses;

•	the acquisition, disposal and encumbrance of real estate outside of the ordinary course of business;

•	the establishment and closing of branch offices;

•	investments in excess of €500,000;

•	the issuance of bonds or entering into loans or credits in excess of €500,000;

•	the granting of loans outside of the ordinary course of business;

•	the introduction and termination of lines of business or product lines;

•	the determination of general principles of business policy;

•	the determination of general policies for the granting of participations in profit or revenues and pension promises to executive staff in accordance with Section 80 paragraph 1 of the Austrian Stock Corporation Act;

•	the determination of general principles for the granting of options to receive shares in the company to employees and executive staff (leitende Angestellte) of the company or its affiliates, or to members of the management board and of the supervisory board of our affiliates;

•	the granting of special power of attorney (Prokura);

•	the entry into contracts with members of the supervisory board pursuant to which such members commit themselves to render services outside of their activities on the supervisory board for the company or a subsidiary for a remuneration not of minor value (although this shall also apply to contracts with companies in which the supervisory board member has a material economic interest;

•	the acceptance of an executive position (leitende Stellung) within the company within two years after issuance of an audit opinion, by the auditor, by the group auditor, by the auditor of an affiliated major company, or by the certified accountant who signed the audit opinion or a person working for him or her, who has had a significant position in the audit, to the extent not prohibited pursuant to Section 271c of the Austrian Commercial Code (UGB); and

•	measures pursuant to which the management board makes use of an authorization pursuant to Section 102 paragraph 3 or 4 of the Austrian Stock Corporation Act.

Our supervisory board may also require that additional actions, beyond those listed above, by the management board be conditioned upon the supervisory board’s approval. Such actions must be clearly specified to the management board in writing. The absence of approval of the supervisory board does not affect the authority of the management board or its members to represent us in dealings with third parties.

Committees of the Supervisory Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee and have adopted a charter for each of these committees.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Charles A. Rowland, Jr., Denise Pollard-Knight and Chau Khuong, and Charles A. Rowland, Jr. will be the chair of the audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee will be responsible for, among other things:

•	making recommendations to our supervisory board regarding the appointment by the general meeting of shareholders of our independent auditors;

•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

•	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing the independence and quality control procedures of the independent auditors;

•	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited consolidated and statutory financial statements with management;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters as are specifically delegated to our audit committee by our supervisory board from time to time.

Our supervisory board has determined that Charles A. Rowland, Jr. is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations. In determining the independence of the members of our audit committee, our supervisory board considered that Dr. Pollard-Knight serves as a limited partner in Phase 4 GPLP, which is the beneficial owner of approximately 14.4% of our outstanding common shares prior to the offering, and that Mr. Khuong is a private equity partner at OrbiMed Advisors, which is the beneficial owner of approximately 16.2% of our outstanding common shares prior to the offering.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Axel Bolte, Charles A. Rowland, Jr. and Chen Yu, and Axel Bolte will be the chair of the compensation committee. The compensation committee will assist the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. The compensation committee will be responsible for, among other things:

•	reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;

•	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•	overseeing the evaluation of our management;

•	reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;

•	exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

•	attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time.

In order to satisfy the independence criteria for compensation committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a member of a compensation committee has a relationship to such company which is material to that member’s ability to be independent from management in connection with the duties of a compensation committee member must be considered, including, but not limited to: (1) the source of compensation of the committee member, including any consulting advisory or other compensatory fee paid by such company to the member; and (2) whether the member is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our compensation committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Denise Pollard-Knight, David Chiswell, and Chen Yu, and Denise Pollard-Knight will be the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the supervisory board in selecting individuals qualified to become our supervisory directors and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board at any meeting of the shareholders;

•	overseeing the supervisory board’s annual review of its own performance and the performance of its committees; and

•	considering, preparing and recommending to the supervisory board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of our common shares under such plans. In accordance with Austrian law, we are not required to seek shareholder approval in connection with the implementation of employee equity compensation plans unless such plans provide for the issuance of common shares to supervisory board members or the management board does not hold a valid authorization to issue common shares for such purpose.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards.

Because we are a foreign private issuer, our supervisory board members, management board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Compensation

The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to the members of our supervisory board and certain members of our management board for services provided in all capacities to us and our subsidiaries for the year ended December 31, 2014.

Supervisory Board Compensation

The compensation paid to our supervisory board members is set forth in the table below. Members of our supervisory board who were compensated for their service on our supervisory board by the shareholders that appointed them were not entitled to compensation from us. In 2014, only David Chiswell, George H. Talbot and Robert C. Moellering were entitled to compensation from us for their service on our supervisory board. In 2014, Dr. Chiswell, Dr. Talbot and Dr. Moellering were entitled to board fees of €10,000 per year, €2,500 for attendance in person at each supervisory board meeting and €500 for attendance by telephone at each supervisory board meeting. We also reimbursed all of our supervisory board members for their reasonable travel expenses incurred in connection with attending our supervisory board meetings. These amounts are excluded from the table below.

(in thousands)	Board Fee	All Other Compensation		2014 Total
Denise Pollard-Knight	€—	€—		€—
Axel Bolte	—	—		—
David Chiswell	26	—		26
George H. Talbot	24	245	(1)(2)	269
Robert C. Moellering(3)	—	—		—
Anja König	—	—		—

Total	€50	€245		€295

(1)	The amounts reported include €101,500 in consulting fees and €23,875 for service as chairman of our Clinical Advisory Board. For more information, see “Related-Party Transactions—Relationship with George Talbot.”
(2)	The amounts reported include €136,946 which is the fair market value of 713 share options granted during the year, as required by IFRS. For a description of the assumptions relating to our valuations of the share-based payments, see note 20 to the consolidated financial statements beginning on page F-1 of this prospectus.
(3)	Dr. Moellering did not attend any supervisory board meetings in 2014. Dr. Moellering died in February 2014.

Management Board Compensation

The table below sets forth the compensation in 2014 for our chief executive officer and our two other most highly compensated management board members. In addition, we reimbursed our management board members for their reasonable travel expenses incurred in connection with attending our management board meetings. These amounts are excluded from the table below.

(in thousands)	Salary	Bonus		All Other Compensation		Total
Colin Broom(1)	€108	€39	(2)	€8	(3)(4)	€155
Chief Executive Officer
Ralf Schmid(5)	218	74	(6)	8	(4)	300
Chief Operating Officer and Chief Financial Officer
William T. Prince(7)	217	73	(8)	34	(4)(9)	324
Chief Medical Officer

(1)	Dr. Broom commenced employment with us on August 28, 2014.
(2)	Consists of €39,458 accrued for 2014.
(3)	Consists of the amount we contributed to our 401(k) plan in respect of such individual.
(4)	Consists of the value of medical insurance premiums paid by us on behalf of such individual.
(5)	Mr. Schmid served as our chief executive officer until August 27, 2014.
(6)	Consists of €73,500 accrued for 2014.
(7)	Dr. Prince served as our chief medical officer until May 2015.
(8)	Consists of €73,372 accrued for 2014.
(9)	Consists of €23,398 for an apartment in Vienna, Austria.

Employment Agreements with Management Board and Senior Management

Colin Broom, Chief Executive Officer

Dr. Broom was appointed chief executive officer and entered into an employment agreement dated and effective as of August 28, 2014. He also serves on our management board. The initial term of his employment agreement expires on August 28, 2016, but automatically renews for an additional one-year term on that date and on each anniversary of that date thereafter unless either we or Dr. Broom timely provide a notice of non-renewal, as described below.

The employment agreement, and Dr. Broom’s employment, may be terminated in one of three ways. First, either party may notify the other, in writing and not less than 90 days prior to the applicable term’s expiration date, of its intention not to renew. Second, the employment agreement will terminate upon Dr. Broom’s death or disability (as disability is defined in his employment agreement). Third, we may terminate Dr. Broom’s employment agreement with or without “cause” (as cause is defined in his employment agreement).

If we terminate Dr. Broom’s employment without cause, Dr. Broom is entitled to his base salary that has accrued and to which he is entitled as of the termination date. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement with us, he is entitled, for the remainder of the term of his employment agreement in which his termination occurs, to (1) continued payment of his base salary, in accordance with our regular payroll procedures, and (2) provided he timely elects to continue receiving group medical insurance under COBRA and the payments would not result in the violation of nondiscrimination requirements of applicable law, payment by us of the portion of health coverage premiums we pay for similarly-situated, active employees, but in all events for no more than 18 months. If we terminate Dr. Broom’s employment by notice of non-renewal, due to death or disability or for cause, our obligations under the employment agreement cease immediately, and Dr. Broom is only entitled to his base salary that has accrued and to which he is entitled as of the termination date.

Under the employment agreement, Dr. Broom received an annual base salary of $400,000 and was eligible for an annual discretionary bonus of up to 35% of his then-current base salary. As of June 1, 2015, his base salary was increased to $423,300, and he became eligible for an annual discretionary bonus of up to 50% of his current base salary. His base salary will be reviewed by our compensation committee and supervisory board in the first quarter of each fiscal year. Dr. Broom is also entitled to participate in our option program and any and all benefit programs that we make available to our employees for which he may be eligible.

As a condition of his employment, Dr. Broom signed a proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement.

Ralf Schmid, Chief Operating Officer and Chief Financial Officer

Mr. Schmid, our chief operating officer and chief financial officer, entered into an employment agreement dated February 25, 2014 and effective as of March 1, 2014, which was subsequently amended on August 28,

2014 and July 7, 2015. References to Mr. Schmid’s employment agreement in this prospectus refer to his employment agreement as amended. The initial term of his employment agreement expires on February 29, 2016, but automatically renews for an additional one-year term on March 1, 2016 and for additional one-year terms thereafter unless either we or Mr. Schmid provide a written notice of non-renewal to the other party not less than 90 days prior to the applicable term’s expiration date. Mr. Schmid also serves on our management board.

Our supervisory board may revoke Mr. Schmid’s appointment, and terminate his employment agreement without notice, for “good cause” within the meaning of the applicable section of the Austrian Stock Corporation Act. If such “good cause” does not also justify his dismissal under the relevant section of the Austrian Act on White Collar Workers, then Mr. Schmid is entitled to receive (1) a single lump-sum payment in an amount equal to 12 months’ salary (based upon his salary then in effect) and (2) provided he is eligible for and timely elects to continue receiving group medical insurance, payment by us of our share of health insurance coverage premiums (as in effect on the termination date) for no more than 12 months.

Furthermore, if we terminate Mr. Schmid’s employment without “cause” or if Mr. Schmid terminates his employment with “good reason” (as such terms are defined in his employment agreement), then, subject to his execution and nonrevocation of a release of claims in our favor and continued compliance with his obligations to us with respect to intellectual property rights, inventions, non-enticement, non-competition and confidentiality, Mr. Schmid is entitled to (1) continued payment of his salary for 12 months, in accordance with our regular payroll procedures and (2) provided he is eligible for and timely elects to continue receiving group medical insurance, payment by us of our share of health insurance coverage premiums (as in effect on the termination date) for no more than 12 months. If a termination of Mr. Schmid’s employment would entitle him to severance benefits as both a termination in accordance with applicable Austrian law and a termination without cause or with good reason, any severance benefits payable as a result of his termination without cause or with good reason shall be proportionately reduced by the amount of the lump sum severance payment otherwise payable to him, as described above. Therefore, in all events, Mr. Schmid is entitled to no more than an amount equal to 12 months’ of his salary as in effect on the termination date. If we terminate Mr. Schmid’s employment by notice of non-renewal, we are not obligated to make any payments of severance benefits to him.

Mr. Schmid’s employment agreement also provides that if he is prevented from fulfilling his duties to us due to illness or accident, he is entitled to continue to receive his salary then in effect for three months and 49% of his salary for a further three months thereafter.

Under the employment agreement, Mr. Schmid receives, effective June 1, 2015, an annual salary of €276,130. Mr. Schmid is eligible for an annual discretionary bonus of up to 35% of the base salary he received in the year to which the bonus relates. His base salary will be reviewed by our compensation committee and supervisory board in the first quarter of each fiscal year. Mr. Schmid is also entitled to participate in our option program.

Mr. Schmid’s employment agreement contains provisions regarding his obligations to us with respect to intellectual property and inventions, non-enticement, non-competition and confidentiality.

Steven Gelone, Chief Development Officer

Dr. Gelone was appointed chief development officer and entered into an employment agreement dated and effective as of December 1, 2014. The initial term of his employment agreement expires on December 1, 2016, but automatically renews for an additional one-year term on that date and on each anniversary of that date thereafter unless either we or Dr. Gelone timely provide a notice of non-renewal, as described below.

The employment agreement, and Dr. Gelone’s employment, may be terminated in one of three ways. First, either party may notify the other, in writing and not less than 90 days prior to the applicable term’s expiration date, of its intention not to renew. Second, the employment agreement will terminate upon Dr. Gelone’s death or disability (as disability is defined in his employment agreement). Third, we may terminate Dr. Gelone’s employment agreement with or without “cause” (as cause is defined in his employment agreement).

If we terminate Dr. Gelone’s employment without cause, Dr. Gelone is entitled to his base salary that has accrued and to which he is entitled as of the termination date. In addition, subject to his execution and nonrevocation of a release of claims in our favor and his continued compliance with his proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement with us, he is entitled, for the remainder of the term of his employment agreement in which his termination occurs, to (1) continued payment of his base salary, in accordance with our regular payroll procedures, and (2) provided he timely elects to continue receiving group medical insurance under COBRA and the payments would not result in the violation of nondiscrimination requirements of applicable law, payment by us of the portion of health coverage premiums we pay for similarly-situated, active employees, but in all events for no more than 18 months. If we terminate Dr. Gelone’s employment by notice of non-renewal, due to death or disability or for cause, our obligations under the employment agreement cease immediately, and Dr. Gelone is only entitled to his base salary that has accrued and to which he is entitled as of the termination date.

Under the employment agreement, Dr. Gelone received an annual base salary of $300,000, which was increased to $309,000 as of June 1, 2015, and is eligible for an annual discretionary bonus of up to 35% of his then-current base salary. His base salary will be reviewed by our compensation committee and supervisory board in the first quarter of each fiscal year. Dr. Gelone is also entitled to participate in our option program and any and all benefit programs that we make available to our employees for which he may be eligible.

As a condition of his employment, Dr. Gelone signed a proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement.

Elyse Seltzer, Chief Medical Officer

Dr. Seltzer was appointed chief medical officer and entered into an employment agreement dated April 14, 2015 and effective as of May 4, 2015. The initial term of her employment expires on May 4, 2017, but automatically renews for an additional one-year term on that date and on each anniversary of that date thereafter unless either we or Dr. Seltzer timely provide a notice of non-renewal, as described below.

The employment agreement and Dr. Seltzer’s employment may be terminated in one of four ways. First, either party may notify the other, in writing and not less than 90 days prior to the applicable term’s expiration date, of its intention not to renew. Second, the employment agreement will terminate upon Dr. Seltzer’s death or disability (as disability is defined in her employment agreement). Third, we may terminate Dr. Seltzer’s employment agreement with or without “cause” (as cause is defined in her employment agreement). Fourth, Dr. Seltzer may terminate her employment agreement, and her employment with us, with or without “good reason” (as good reason is defined in her employment agreement). We shall have at least 15 days to cure any act constituting good reason following Dr. Seltzer’s delivery to us of a written notice within 60 days of the act constituting good reason.

If we terminate Dr. Seltzer’s employment without cause, or Dr. Seltzer terminates her employment with good reason, Dr. Seltzer is entitled to her base salary that has accrued and to which she is entitled as of the termination date. In addition, subject to her execution and nonrevocation of a release of claims in our favor and her continued compliance with her proprietary rights, non-disclosure, developments, non-competition and non-solicitation agreement with us, she is entitled to (1) continued payment of her base salary, in accordance with our regular payroll procedures, for the remainder of the term of her employment agreement in which her termination occurs or, if longer, 12 months and (2) provided she timely elects to continue receiving group medical insurance under COBRA and the payments would not result in the violation of nondiscrimination requirements of applicable law, payment by us of the portion of health coverage premiums we pay for similarly-situated, active employees for the remainder of the term of her employment agreement in which her termination occurs, but in no event for more than 18 months. If we terminate Dr. Seltzer’s employment by notice of non-renewal, due to death or disability or for cause, our obligations under the employment agreement cease immediately, and Dr. Seltzer is only entitled to her base salary that has accrued and to which she is entitled as of the termination date.

Under the employment agreement, Dr. Seltzer receives an annual base salary of $358,000 and is eligible for an annual discretionary bonus of up to 35% of her then-current base salary. Her base salary will be reviewed by our compensation committee and the supervisory board in the first quarter of each fiscal year. Dr. Seltzer is also entitled to participate in our option program and any and all benefit programs that we make available to our employees for which she may be eligible.

As a condition of her employment, Dr. Seltzer signed a proprietary rights, non-disclosure and developments agreement.

Equity Compensation Arrangements

In this section we describe our Stock Option Plan 2007 and our Stock Option Plan 2015. Prior to this offering, we granted awards to eligible recipients under both the Stock Option Plan 2007 and the Stock Option Plan 2015. Following the closing of the offering, awards will be granted to eligible recipients solely under the Stock Option Plan 2015.

Stock Option Plan 2015

Our shareholders, management board and supervisory board adopted our Stock Option Plan 2015 on April 2, 2015, and our shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by our shareholders on July 22, 2015. References to our Stock Option Plan 2015 in this prospectus refer to the amended and restated version of the Stock Option Plan 2015, as amended. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of our conditional capital increase approved by our shareholders on June 30, 2015. The Stock Option Plan 2015 provides for the grant of options for up to 95,000 common shares to our employees, including members of our management board, and to members of our supervisory board. Following the closing of this offering, the number of shares available for issuance under the Stock Option Plan 2015 will be increased to 177,499 common shares. The grant of stock options for 91,905 common shares under this plan to members of the management board, certain members of the supervisory board and certain employees were made as of July 6, 2015. Specifically, we granted stock options to supervisory board members as follows: 1,600 stock options to Mr. Rowland and 4,000 stock options to Dr. Talbot. In addition, we granted stock options to management board members and senior management as follows: 35,517 stock options to Dr. Broom, 11,093 stock options to Mr. Schmid, 8,879 stock options to Dr. Gelone and 8,879 stock options to Dr. Seltzer.

Options granted under the Stock Option Plan 2015 entitle beneficiaries thereof to purchase our common shares at an exercise price equal to 100% of the fair market value per share on the beneficiary’s date of participation. Options granted under the Stock Option Plan 2015 generally vest over four years from the beneficiary’s date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, and the remaining 75% vests on a monthly pro-rata basis over the second, third and fourth years of the vesting period (i.e., 2.083% per month). Any alternative vesting period determined by us is subject to approval by our management board, supervisory board or shareholders, in accordance with any applicable voting requirements.

The Stock Option Plan 2015 provides that, if a liquidity event (as defined below) occurs, all options outstanding under the Stock Option Plan 2015 will be assumed (or substantially equivalent awards will be substituted by an acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation)), and any then-unvested options shall continue to vest in accordance with the beneficiary’s original vesting schedule. If a beneficiary is terminated due to a good leaver event (within the meaning of the Stock Option Plan 2015), on or prior to the first anniversary of the date of the liquidity event, the beneficiary’s options will be immediately exercisable in full as of the date of such termination. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) refuses to assume the options outstanding under the Stock Option Plan 2015 or to substitute substantially equivalent options therefor, all then-unvested options under the Stock Option Plan 2015 will automatically vest in full upon the liquidity event. For purposes of the Stock Option Plan 2015, a liquidity event generally refers to an exclusive license of or the sale, lease or other disposal of all or substantially all of our assets, a sale or other disposal (but not a pledge) of 50% or more of our shares, a merger or consolidation of us with or into any third party, or our liquidation, winding up or other form of dissolution of us.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2015 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering occurring during the term of the option. In the case of a liquidity event occurring prior to our initial public offering, a beneficiary is entitled to exercise vested options (taking any acceleration described above into account) within the six-week period commencing the day after notification of the upcoming liquidity event. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) assumes any options in the liquidity event, a beneficiary whose options were assumed may exercise those options (to the extent vested) at any time during the remaining term of the option while the beneficiary is providing services to such corporation, and within the three-month period following a termination of the beneficiary’s services to such corporation due to a good leaver event. Following our initial public offering, a beneficiary is entitled to exercise vested options at any time during the remaining term of the option while the beneficiary is providing services to us, and within the three-month period following a termination of the beneficiary’s services due to a good leaver event. Options granted under the Stock Option Plan 2015 will have a term of no more than ten years from the beneficiary’s date of participation.

If, during the term of the Stock Option Plan 2015, there is a change in our capital or a restructuring measure which has an effect on our capital, such as a stock split or reverse stock split, which change or measure results in a change in the value of the options outstanding under the Stock Option Plan 2015, the supervisory board, upon a recommendation from the management board, may make appropriate adjustments to the price or the amount of such outstanding options.

No options may be granted under the Stock Option Plan 2015 after July 22, 2025, but options previously granted to a beneficiary may extend beyond that date. The supervisory board may, at any time, amend, suspend or terminate the Stock Option Plan 2015 in whole or in part. However, if shareholder approval is required, including by application of Austrian law, the supervisory board may not effect such modification or amendment without such approval.

Stock Option Plan 2007

Our shareholders adopted our Stock Option Plan 2007 on September 12, 2007 and subsequently approved amendments to the Stock Option Plan 2007 on September, 17, 2009, May 9, 2010 and June 30, 2015. References to our Stock Option Plan 2007 in this prospectus refer to the plan as amended. No awards will be granted under the Stock Option Plan 2007 on or after the closing of this offering. The Stock Option Plan 2007 provides for the grant of up to 29,889 options to certain of our employees, including members of our management board and certain members of our supervisory board, and other beneficiaries. As of April 30, 2015, a total of 24,133 options were outstanding and had been allocated to 66 of our current and former employees, members of our management and supervisory boards and certain consultants at a weighted-average exercise price of €6.72 per share. The options provide for the right to purchase our common shares at an exercise price determined by us with the assistance of an Austrian Independent Certified Public Accountant as of August 24, 2007.

Options granted under the Stock Option Plan 2007 generally vest over four years from the date of participation. Typically, 25% of the options subject to a particular grant vest on the last day of the last calendar month of the first year of the vesting period, a further 25% of the options vests on the last day of the last calendar month of the second year of the vesting period, and the remaining 50% vests on a monthly pro-rata basis over the third and fourth years of the vesting period (i.e., 2.083% per month). However, alternative vesting schedules applied for beneficiaries who had worked for us prior to the date of the adoption of our Stock Option Plan 2007. All options granted under such alternative vesting schedules have fully vested.

The Stock Option Plan 2007 provides that 50% of any then-unvested options shall automatically vest upon a liquidity event, which refers to an exclusive license of or the sale or other disposal of 50% or more of our assets, a sale or other disposal (but not a pledge) of 50% or more of the our shares, a merger of ours with any third party, or a consolidation, liquidation, winding up or other form of dissolution. If a beneficiary has an unjustified termination or a justified premature termination (as such terms are used in the Stock Option Plan 2007) within one year of the liquidity event, all remaining unvested options held by the beneficiary shall automatically vest in full.

Unless otherwise specifically permitted in an option agreement or resolved upon by the management board with the approval of the supervisory board, the exercise of vested options is permitted under the Stock Option Plan 2007 only during specified periods and on specified terms in the case of a liquidity event or following an initial public offering of our shares occurring during the term of the option, regardless of whether or not the beneficiary is then providing services to us. In the case of a liquidity event occurring prior to our initial public offering, a beneficiary is entitled to exercise vested options (taking any acceleration described above into account) during the six-week period commencing the day after notification of all beneficiaries of the upcoming liquidity event. If the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation) assumes any outstanding options at the time of the liquidity event, a beneficiary whose options were assumed may exercise those options (to the extent vested) at any time during the remaining term of the option while the beneficiary is providing services to such corporation and within the three-month period following a termination of the beneficiary’s services to such corporation due to a good leaver event (within the meaning of the Stock Option Plan 2007). Following our initial public offering, a beneficiary is entitled to exercise vested options at any time during the remaining term of the option. No options may be exercised under the Stock Option Plan 2007 after September 27, 2017. Any options not exercised by September 27, 2017 automatically terminate and are forfeited.

If, during the term of the Stock Option Plan 2007, there is a change in our capital or a restructuring measure which has an effect on our capital, such as a stock split or reverse stock split, which change or measure results in a change in the value of the options outstanding under the Stock Option Plan 2007, the supervisory board, upon a recommendation from the management board, may make appropriate adjustments to the price or the amount of such outstanding options,

To date, 4,712 options have been exercised under the Stock Option Plan 2007 after early exercise was granted to certain management board members by our supervisory board.

Founders Program 2007

In November 2007, we granted common shares and stock options to Gerd Ascher and Rodger Novak as compensation and in recognition of their status as founders of Nabriva. We refer to these grants as our Founders Program 2007. Under the Founders Program 2007, a total of 4,982 common shares were granted, including 623 common shares granted in the form of stock options to Dr. Novak. The 623 options granted under the Founders Program 2007 have an exercise price of €1.00 per share and all of the options became fully vested in February 2010. No other options have been granted under the program, and none of the options have been exercised.

RELATED-PARTY TRANSACTIONS

Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory board and management board, senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders” and the transactions described below.

Convertible Loan Financing

In July 2011, March 2012, November 2013, July 2014 and December 2014, we entered into convertible loan agreements in the aggregate principal amount of €16.8 million in private placements to certain of our existing shareholders. The convertible loans accrued interest at a rate equal to 7.73% per year. In conjunction with the execution of the convertible loan agreement in January 2015, the repayment dates of the prior convertible loans were extended to December 31, 2015. No payments of principal or interest were made under the convertible loans. The following table sets forth the aggregate participation by our related parties in the five convertible loan transactions. All of our outstanding convertible loans were converted to common shares with contractual preference rights under a shareholders agreement in connection with the April 2015 financing described below.

Purchaser	Aggregate Principal Amount of Convertible Loans
Phase4 Ventures III LP	€5,448,634.75
The Wellcome Trust Ltd.	€4,191,368.51
HBM Healthcare Investments (Cayman) Ltd.	€2,807,421.22
HBM BioCapital Invest Ltd.	€1,466,959.60
GLSV Fund II LP	€742,933.74
GLSV Fonds II GmbH&Co. KG	€955,422.08
Novartis Bioventures Ltd.	€566,371.01
Colin Broom	€500,000.00
George H. Talbot	€100,000.00

April 2015 Financing

In April 2015, we issued and sold an aggregate of 730,162 common shares with contractual preference rights under a shareholders agreement, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for certain contributions in-kind, including the conversion of claims for repayment under our convertible loan agreements in exchange for 203,750 common shares with contractual preference rights under the shareholders agreement. The contractual preference rights relating to such common shares will terminate in connection with the closing of this offering and the issuance of additional common shares for nominal value to certain existing shareholders, including the related parties listed in the table below, in satisfaction of the preferred dividend rights under the shareholders agreement. In connection with our issue and sale of common shares with contractual preference rights under the shareholders agreement, we also agreed with the purchasers of such shares, including the related parties listed in the table below, to issue and sell to them at their option additional common shares with contractual preference rights for an aggregate purchase price of $70.0 million if we do not complete a public offering in the United States within specified parameters or by a specified date. The following table sets forth the participation by our related parties in the April 2015 financing and the number of common shares with contractual preference rights issued to such parties for cash consideration and in exchange for claims for repayment under the convertible loan agreements, as applicable.

	Common Shares Issued Upon Conversion of Convertible Loans	Common Shares Issued For Cash	Cash Purchase Price
Vivo Capital Fund VIII, L.P.	—	166,717	€13,729,145
Vivo Capital Surplus Fund VIII, L.P.	—	23,022	€1,895,862
HBM Healthcare Investments (Cayman) Ltd.	34,091	75,328	€6,203,261
OrbiMed Private Investments V, LP	—	171,669	€14,136,942
Omega Fund IV, L.P.	—	22,588	€1,860,122
Phase4 Ventures III LLP	66,164	9,198	€757,455
The Wellcome Trust Ltd.	50,897	7,075	€582,626
GLSV Fund II LP	9,021	4,266	€351,305
GLSV Fonds II GmbH&Co. KG	11,602	5,486	€451,772
Novartis Bioventures Ltd.	6,877	3,251	€267,720
HBM BioCapital Invest Ltd.	17,813	—	€—
Colin Broom	6,071	—	€—
George H. Talbot	1,214	—	€—

Shareholders Agreement

We and all of our then-existing shareholders entered into a shareholders agreement on January 30, 2006, and amended it on September 13, 2006, November 16, 2007 and September 17, 2009. On April 2, 2015, our then-existing shareholders, as well as new investors who participated in our April 2015 financing, entered into a new shareholders agreement which amended and restated the prior shareholders agreement. We refer to the amended and restated shareholders agreement as the shareholders agreement. The shareholders agreement includes contractual voting commitments, preferential payments, liquidation preference rights, anti-dilution provisions, mandatory redemption, the right to receive certain financial information and restrictions on the transfer of shares (including the right to participate in future equity offerings, which rights have been waived in connection with this offering, and agreements to participate in certain sale transactions and rights of co-sale). In addition, each of Chen Yu, George H. Talbot, Axel Bolte, Chau Khuong, Denise Pollard-Knight, David Chiswell and Charles A. Rowland, Jr. has been appointed to our supervisory board pursuant to the shareholders agreement.

Upon the closing of this offering, an aggregate of 9,912 common shares will be issuable for nominal value to certain existing shareholders in satisfaction of the preferred dividend rights under the shareholders agreement, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing. The actual number of additional common shares issuable for nominal value upon the closing of this offering in satisfaction of the preferred dividend rights will be determined by dividing the value of the preferred dividend amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro-for-U.S. dollar exchange rate as of the date of the final prospectus for this offering. Under the shareholders agreement, our shareholders agreed among themselves to provide for an arrangement whereby shares issued in our April 2015 financing would provide the right to preferred dividends at a rate per annum equal to 8% of the original issue price of such shares based on the number of days that elapsed since the date of issuance of such shares and, upon the closing of this offering and to the extent permitted by Austrian law, the holders of such shares would be entitled to payment of such preferred dividends either in cash or in the form of additional shares. In connection with the implementation of this arrangement through a capital increase, our shareholders have resolved to issue and agreed to receive additional common shares in satisfaction of the preferred dividends. Upon the closing of this offering and issuance of such shares for nominal value, the contractual preference rights under the shareholders agreement will terminate.

Registration Rights Agreement

In connection with this offering, we are entering into a registration rights agreement with certain of our existing shareholders, pursuant to which we are granting to such shareholders customary registration rights for the resale of the common shares held by them, including the right to have us file registration statements covering their common shares or request that such shares be covered by a registration statement that we are otherwise filing, which will come into effect 181 days after the date of this prospectus. Under the registration rights agreement, such shareholders will be entitled to demand registration rights, piggyback registration rights and short form registration rights in the United States. We have also agreed to use our best efforts to effect such registration as soon as reasonably possible following receipt of such demand. We have the right to determine, at our discretion, whether to register such common shares as common shares or as ADSs.

Substance Participation Rights

In 2010 and 2011, we issued substance participation rights to the then-members of our management board, which included David Chiswell, Rodger Novak, William T. Prince and Ralf Schmid. The participation rights were granted for an unlimited period of time and were subordinated to claims of all other creditors of the company. Under the substance participation rights, following the occurrence of the sale of 50% or more of our shares, a merger, or certain other specified events, but not in the case of an initial public offering, the substance participation rights holders would have been entitled to participate in the company value, the liquidation proceeds, as well as the hidden reserves of the company according to a predetermined calculation. The participation rights conferred no shareholders’ rights, in particular, no rights to vote at shareholders’ meetings, to subscribe to newly issued shares or to regularly receive a distribution of distributable profit, except as described above, were conferred.

Due to the termination of employment of Dr. Chiswell and Dr. Novak in 2012, their respective substance participation rights were terminated, and Dr. Chiswell was repaid €850 and Dr. Novak was repaid €2,553, in each case, representing the nominal value previously paid for the issuance of the participation rights. In 2014, Dr. Prince and Mr. Schmid mutually agreed to terminate their participation rights, and, in 2015, each was repaid €2,553, representing the nominal value previously paid for the participation rights.

Relationship with George Talbot

We paid Talbot Advisors LLC, a single-member limited liability company of which George H. Talbot is the principal, approximately €138,000 in 2014 and €14,000 in 2015 for Dr. Talbot’s service as chairman of our Clinical Advisory Board and for consulting services related to our clinical development strategy, engagement with strategic partners and related travel expenses. We did not receive any consulting services from Talbot Advisors or pay them any fees in 2013 or 2012.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to     % of the ADSs offered hereby for employees, members of our supervisory board and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The directed share program will not limit the ability of the members of our supervisory board and management board, senior management and their family members, or holders of more than 10% of our share capital, to purchase a particular amount of our ADSs. We do not currently know the extent to which these related persons will participate in our directed share program, if at all.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 31, 2015 by:

•	each of the members of our management board and supervisory board;

•	each of our other members of senior management; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 1,063,972 common shares outstanding as of July 31, 2015, and gives further effect to the issuance of an aggregate of 9,912 additional common shares upon the closing of this offering for nominal value in satisfaction of the preferred dividend rights under a shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share from our financing in April 2015 in which we issued an aggregate of 730,162 common shares with contractual preference rights under the shareholders agreement for cash consideration and certain contributions in-kind, which we refer to as our April 2015 financing. The actual number of additional common shares issuable for nominal value upon the closing of this offering in satisfaction of the preferred dividend rights will be determined by dividing the value of the preferred dividend amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro-for-U.S. dollar exchange rate as of the date of the final prospectus for this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” reflects the sale of by us of                      ADSs, representing                      common shares, in this offering, but not including any additional common shares issuable upon exercise of outstanding options.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common shares. Our common shares subject to options that are currently exercisable or exercisable within 60 days of July 31, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the common shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Nabriva Therapeutics AG, Leberstrasse 20, 1110 Vienna, Austria.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Management Board Members, Supervisory Board Members and Senior Management:
Chen Yu(1)	192,316	17.9%
Chau Khuong(2)	174,001	16.2%
Denise Pollard-Knight(3)	154,146	14.4%
Axel Bolte(4)	—	—
David Chiswell(5)	19,507	1.8%
George H. Talbot	2,066	*
Charles A. Rowland, Jr.	—	—
Colin Broom(6)	10,110	*
Ralf Schmid(7)	4,278	*
Steven Gelone	—	—
Elyse Seltzer	—	—
5% Shareholders:
HBM Healthcare Investments (Cayman) Ltd. and an affiliated entity(8)	192,909	18.0%
Entities affiliated with Vivo Capital(9)	192,316	17.9%
OrbiMed Private Investments V, L.P.(10)	174,001	16.2%
Phase4 Ventures III L.P.(11)	154,146	14.4%
The Wellcome Trust Limited as trustee of the Wellcome Trust(12)	118,574	11.0%
Omega Fund IV, L.P.(13)	89,570	8.3%
Entities affiliated with Novartis Bioventures Ltd.(14)	57,666	5.4%

*	Less than one percent.
(1)	Consists of the shares listed in footnote (9) below, which are held by Vivo Hong Kong VIII, Co., Limited and Vivo Hong Kong VIII Surplus, Co., Limited. Dr. Yu, one of our supervisory board members, is a managing partner at Vivo Capital VIII, LLC, the managing member of the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Dr. Yu disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.
(2)	Consists of the shares listed in footnote (10) below, which are held by OrbiMed Private Investments V-NB B.V. Mr. Khuong, one of our supervisory board members, is a Private Equity Partner at OrbiMed Advisors, the managing member of the general partner of the sole shareholder of OrbiMed Private Investments V-NB B.V. Mr. Khuong disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.
(3)	Consists of the shares listed in footnote (11) below, are held by Phase4 Ventures III L.P. Phase4 GPLP is the general partner of Phase4 Ventures III L.P. and Dr. Pollard-Knight is a limited partner in Phase 4 GPLP. Dr. Pollard-Knight disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of Dr. Pollard-Knight is 15 Stratton Street, London, W1J 8LQ, U.K.
(4)	Mr. Bolte, a member of our supervisory board, is an advisor to HBM Partners AG. HBM Partners AG provides investment management services to HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. Mr. Bolte has no voting or investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. or HBM BioCapital Invest Ltd. and disclaims beneficial ownership of such shares.
(5)	Consists of (i) 2,342 common shares with contractual preference rights under the shareholders agreement, (ii) 3,765 common shares issuable upon exercise of stock options within 60 days of July 31, 2015 and (iii) 13,400 common shares held by the Cloudwood Trust. Dr. Chiswell or his immediate family members are beneficiaries of the Cloudwood Trust.
(6)	Consists of (i) 6,153 common shares held by the Colin Broom Grantor Trust I, including common shares with contractual preference rights under the shareholders agreement issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing and (ii) 3,957 common shares issuable upon exercise of stock options within 60 days of July 31, 2015.
(7)	Consists of (i) 132 common shares with contractual preference rights under the shareholders agreement, (ii) 2,197 common shares and (iii) 1,949 common shares issuable upon exercise of stock options within 60 days of July 31, 2015.
(8)	Consists of (i) 150,324 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by HBM Healthcare Investments (Cayman) Ltd., (ii) 3,594 common shares held by HBM Healthcare Investments (Cayman) Ltd., and (iii) 38,991 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by HBM BioCapital Invest Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM Healthcare Investments (Cayman) Ltd., except to the extent of any pecuniary interest therein. The board of directors of HBM BioCapital Invest Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM BioCapital Invest Ltd. is comprised of Jean-Marc LeSieur and Dr. Andreas Wicki, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM BioCapital Invest Ltd., except to the extent of any pecuniary interest therein. The address for HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. is Governor’s Square, Suite # 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.
(9)	Consists of (i) 168,982 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by Vivo Hong Kong VIII Co, Limited, wholly owned subsidiary of Vivo Capital Fund VIII, L.P. and (ii) 23,334 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by Vivo Hong Kong VIII Surplus Co., Limited, wholly owned subsidiary of Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The address for Vivo Capital VIII, LLC is 575 High Street, Suite 201, Palo Alto, CA 94301, United States.
(10)

Consists of 174,001 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by OrbiMed Private Investments V-NB B.V., or OPI V-NB. OrbiMed Private Investments V Cooperatief U.A., or Cooperatief, is the sole shareholder of OPI V-NB. OrbiMed Private Investments V, LP, or OPI V, is the majority member of Cooperatief, and OrbiMed Capital GP V LLC, or GP V, is the sole general partner of OPI V. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP V. GP V and OrbiMed Advisors may be deemed to have beneficial ownership of the shares held by OPI V. Samule D. Islay is the managing member of and owner of a controlling interest in OrbiMed Advisors and as such may be deemed to have beneficial ownership of the shares held by OPI V. Chau Khuong, one of our supervisory board members, is employed as a Private Equity Partner at OrbiMed Advisors. Each of GP V, OrbiMed Advisors, Mr. Islay and Mr. Khuong disclaims beneficial ownership of the shares held by OPI V except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022, United States.
(11)	Consists of 154,146 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by Phase4 Ventures III L.P, or Phase4 III. Phase4 Ventures III GP LP, or Phase4 GPLP, is the general partner of Phase4 III and each of Denise Pollard-Knight, Charles Sermon, Alastair MacKinnon, Naveed Siddiqi, John Westwater John Richard and Jonathan Jones, who are the limited partners in Phase4 GPLP and may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by Phase4 III except to the extent of any pecuniary interest therein. The address of each of the persons listed above and affiliated with Phase4 III is 15 Stratton Street, London, W1J 8LQ, U.K. The registered office address of Phase4 GPLP is 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ, U.K. The address of Phase4 Ventures III LP is 15 Stratton Street, London, W1J 8LQ, United Kingdom.
(12)	Consists of 118,574 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by The Wellcome Trust Limited. Responsibility for the activities of The Wellcome Trust lies with the Board of Governors of The Wellcome Trust Limited. The Board of Governors share all voting and investment power with respect to the shares held by The Wellcome Trust Limited as trustee of the Wellcome Trust and is comprised of William Castell, Bryan Grenfell, Tobias Bonhoeffer, Damon Buffini, Alan Brown, Kay Davies, Michael Ferguson, Eliza Manningham-Buller, Anne Johnson, Richard Hynes and Peter Rigby. None of the members of the Board of Governors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. The address of The Wellcome Trust Limited as trustee of the Wellcome Trust is 215 Euston Road, London NW1 2BE, United Kingdom.
(13)	Consists of (i) 74,406 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing and (ii) 15,164 common shares held by Global Life Bioventure IV S.a.r.l. Global Life Bioventure IV S.a.r.l. is wholly owned by Omega Fund IV, LP. The board of directors of Omega Fund IV, LP has sole voting and investment power with respect to the shares by held by such entity. The board of directors of Omega Fund IV, LP is comprised of Richard Lim, Otello Stampacchia and Anne-Mari Paster. The business address of Global Life Bioventure IV S.a.r.l. is 11-13 Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg.
(14)

Consists of (i) 17,174 common shares with contractual preference rights under the shareholders agreement, including common shares issuable for nominal value in satisfaction of preferred dividend rights, assuming the closing of this offering occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing, held by Novartis Bioventures Ltd., (ii) 5,054 common shares held by Novartis Bioventures Ltd., (iii) 438 common shares with contractual preference rights under the shareholders agreement held by Sandoz GmbH, and (iv) 35,000 common shares held by Sandoz GmbH. Each of Novartis Bioventures Ltd. and Sandoz GmbH are indirect, wholly owned subsidiaries of Novartis AG. The board of directors of Novartis

Bioventures Ltd. has sole voting and investment control and power over such shares and is comprised of Simon Zivi, Michael Jones and Timothy Faries. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. The board of directors of Sandoz Gmbh has sole voting and investment control and power over such shares and is comprised of Thomas Nothegger, Hubert Hirzinger, Klaus Neumayer, Jens Scheibner and Konrad Schaefer. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. The business address of Novartis Bioventures Ltd. is 131 Front Street, Hamilton, Bermuda. The business address of Sandoz GmbH is 10, A-6250 Kundl, Austria.

Holdings by U.S. Shareholders

As of July 31, 2015, approximately 3.6% of our outstanding common shares were held by six record holders in the United States.

DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in Austria and the United States. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our articles of association, which is included as an exhibit to the registration statement of which this prospectus forms a part.

General

We were incorporated in October 2005 in Austria under the name Nabriva Therapeutics Forschungs GmbH, a limited liability company organized under Austrian law, as a spin-off from Sandoz GmbH and commenced operations in February 2006. In 2007, we subsequently transformed into a stock corporation under the name Nabriva Therapeutics AG. We are incorporated under the laws of the Republic of Austria and registered at the Commercial Register of the Commercial Court of Vienna. Our executive offices are located at Leberstrasse 20, 1110 Vienna, Austria.

Issued Share Capital

Under our articles of association, our share capital consists solely of common shares. As of July 31, 2015, there were 1,063,972 common shares outstanding, nominal value €1.00 per share. Pursuant to a shareholders agreement, our share capital is divided on a contractual basis into common shares and common shares with contractual preference rights. Upon the closing of this offering and the issuance of shares for nominal value in satisfaction of preferred dividend rights, as described below, these contractual preference rights will terminate.

As of July 31, 2015, we had issued and outstanding:

•	982,689 common shares with contractual preference rights under the shareholders agreement held by 26 shareholders of record; and

•	81,283 additional common shares held by 9 shareholders of record.

Authorized and Conditional Capital

On July 22, 2015, our shareholders authorized (1) our management board, subject to the approval of the supervisory board, to increase our share capital by issuing up to 425,893 new common shares against contribution in cash or in-kind with or without subscription rights, within five years following the registration of such authorized increase, (2) our management board to increase our registered share capital within a period of five years, with the approval of the supervisory board, by issuing up to 82,499 common shares against contribution in cash or in-kind in full or in part by exclusion of subscription rights for the purposes of fulfilling the subscription rights under our Stock Option Plan 2015 and (3) to effect a conditional capital increase of up to a nominal value of €423,074 to grant conversion or subscription rights to holders of convertible bonds, participation rights or profit participating bonds, which capital measures will become effective upon registration.

Upon the closing of this offering, an aggregate of 9,912 common shares will be issuable for nominal value to certain existing shareholders in satisfaction of the preferred dividend rights under a shareholders agreement providing for contractual preference rights, assuming the closing occurred on July 31, 2015 and assuming the number of common shares issuable in satisfaction of the preferred dividend rights was based on the sale price per share for our April 2015 financing. The actual number of additional common shares issuable for nominal value upon the closing of this offering in satisfaction of the preferred dividend rights will be determined by dividing the value of the preferred dividend amounts calculated in accordance with the shareholders agreement as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs and reflecting the euro-for-U.S. dollar exchange rate as of the date of the final prospectus for this offering. Under the shareholders agreement, our shareholders agreed among themselves to provide for an arrangement whereby shares issued in our April 2015 financing would provide the right to preferred dividends at a rate per annum equal to 8% of the original issue price of such shares based on the number of days that elapsed since the date of issuance of such shares and, upon the closing of the offering and to the extent permitted by Austrian law, the holders of such shares would be entitled to payment of such preferred dividends either in cash or in the form of additional shares. In connection with the implementation of this arrangement through a capital increase, our shareholders have resolved to issue and agreed to receive additional common shares in satisfaction of the preferred dividends. Upon the closing of this offering and issuance of such shares for nominal value, the contractual preference rights under the shareholders agreement will terminate.

Common Shares

Our shareholders are entitled to one vote per share at each general meeting of shareholders. Our shareholders are entitled to receive dividends, if any, in proportion to their respective ownership out of our distributable profits if such a resolution is passed by the general meeting of shareholders. See “Dividend Policy.” Our articles of association provide that any dividends that remain unclaimed after three years from the date of the general meeting of shareholders at which they were approved will revert to our unrestricted capital reserves.

In the event the company is liquidated, dissolved or wound up, our shareholders will be entitled to share pro rata in all assets remaining after payment of liabilities. Our shares have no preemptive, subscription or conversion rights, and there are no redemption provisions applicable to our shares, except for the mandatory subscription rights provided for under the Austrian Stock Corporation Act, which rights have been excluded for five years in connection with this offering. The rights, preferences and privileges of holders of our shares will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred shares that we may designate and issue in the future.

Legal title to the shares represented by one or more global share certificates is transferred by agreement (Titel), endorsement of the share certificates (Indossament) and physical handover of the share certificates (tatsächliche Übergabe) in accordance with Austrian law. Neither Austrian law nor our articles of association restrict the transferability of our shares. Each shareholder is entitled to receive physical share certificates evidencing its individual ownership of its shares in the company.

Options

As of July 31, 2015, options to purchase an aggregate of 116,038 common shares, at a weighted average exercise price of €53.81 per share, were outstanding.

Listing

We have applied to list our ADSs on The NASDAQ Global Market under the trading symbol “NBRV.”

Articles of Association

Our current articles of association, dated June 30, 2015, and our amended articles of association, dated July 22, 2015, which will become effective prior to the closing of this offering, contain provisions relating to shareholders’ meetings, management and financial accounting that are customary for Austrian stock corporations and do not deviate from the rules provided for by statutory law.

Pursuant to the articles of association our business object is:

(i)	research or development in the area of medicine and pharmaceuticals, in particular in the field of development of, anti-infective agents, the registration and commercial exploitation of intellectual property rights in these areas as well as the trade in goods of any kind; and

(ii)	the participation in other enterprises of the same or similar kind including the takeover of management in such enterprises as well as asset management (except for banking transactions); its activities extend to Austria and abroad.

We are further entitled to engage in all business activities and to carry out all measures that are deemed necessary or useful for the company’s business object.

Pursuant to the articles of association (and as provided for by statutory Austrian law), the following matters must be approved by the general meeting of shareholders: (i) the distribution of profits, (ii) the release from liability of the members of the management and supervisory boards, (iii) the election of members of the supervisory board, (iv) the appointment of auditors, (v) the amendment of the company’s articles of association, and (vi) the increase of the company’s share capital (and the corresponding exclusion of subscription rights, if applicable). The shareholders may adopt the respective resolutions at a general meeting by a simple majority of the votes cast, unless a higher majority is mandatorily required by law.

General meetings take place at either (i) our registered offices in Vienna, (ii) at the seat of any domestic branch establishment or domestic subsidiary, or (iii) at an Austrian provincial capital. We must give at least 28 days’ (with respect to the convocation of the annual general meeting) and at least 21 days’ (with respect to any extraordinary general meeting) prior notice to our shareholders for a general meeting. Our annual general meeting must take place within the first eight months of our financial year and typically includes the following resolutions:

(i)	approving the annual financial statements, if required by law;

(ii)	distribution of profits from the preceding financial year;

(iii)	discharge of members of the management board and the supervisory board for their activities in the preceding financial year; and

(iv)	appointment of the auditor for the next financial year.

Pursuant to the articles of association, the supervisory board consists of a minimum of three and a maximum of ten members to be elected by the general meeting for a maximum period of five years. The members of the supervisory board must elect a chairman and one deputy chairman from among its members. The supervisory board must appoint at least two and a maximum of five members of the management board for a maximum term of five years. If the management board consists of more than a single member, the supervisory board has competence to decide whether each member of the management board is permitted to act singly on behalf of the company or jointly with other members of the management board. Currently, each member of the management board is empowered with independent signing authority.

Other Austrian Law Considerations

Austrian Stock Corporation Act

The following summary provides information on certain relevant provisions of the Austrian Stock Corporation Act. The summary of relevant provisions under Austrian law set forth hereunder is for general information only. It does not purport to be a comprehensive and complete description of all the topics discussed below.

General Regulations on Earnings Appropriation and Dividend Payments

During the first five months of each financial year, the management board must prepare annual financial statements for the previous financial year, including the notes thereto and the management report. After the financial statements have been audited, the management board must present them, along with a proposal for the distribution of any net profit, to the supervisory board. The supervisory board must provide the management board with a statement on the annual financial statements within two months of their presentation. The supervisory board must also file a report to the general meeting. Pursuant to the Austrian Commercial Code and the Austrian Stock Corporation Act, we may only pay dividends out of distributable profits. Distributable profits are based on accumulated profits, as shown in our unconsolidated financial statements in accordance with the Austrian Commercial Code, after allocations have been made to reserves, including retained earnings. On the basis of the management board’s proposal and the supervisory board’s report, the general meeting resolves whether dividends will be paid for any financial year and the amount and timing of any such dividend payment. The general meeting, in its resolution, is bound to the annual financial statements as prepared by the management board and approved by the supervisory board. In case the supervisory board does not approve the annual financial statements as prepared by the management board or if the management board and the supervisory board so decide, the general meeting is competent for approving the annual financial statements. It is, however, not bound to the management board’s proposal for the distribution of the net profit. Pursuant to the articles of association, the general meeting may also resolve not to distribute all or parts of the net profit among the shareholders. Dividends that have not been collected by the shareholder within three years after becoming due are deemed forfeited and accrue to our free reserve.

Liquidation Rights

In the case of our liquidation, any assets remaining after discharge of liabilities and repayment of supplementary capital will be distributed to the shareholders on a pro rata basis. Pursuant to statutory law, a vote of at least 75% of the share capital present or represented at the general meeting is required to pass a resolution regarding the liquidation of the company.

General Provisions Concerning Changes in Share Capital

Pursuant to the provisions of the Austrian Stock Corporation Act, an increase of our share capital is permitted in particular by way of a resolution of the general meeting:

•	to issue new shares against contributions in cash or in kind adopted by the general meeting (ordinary capital increase (ordentliche Kapitalerhöhung) pursuant to Section 149 et seq. of the Austrian Stock Corporation Act);

•	authorizing the management board, on the basis of the articles of association and subject to approval of the supervisory board, to issue new shares up to a specified amount not exceeding 50% of the issued share capital at the time of authorization within a specified period, which may not exceed five years (authorized capital (genehmigtes Kapital) pursuant to Section 169 et seq. of the Austrian Stock Corporation Act);

•	authorizing the issuance of new shares up to a specified amount for specific purposes, such as granting stock options to employees, executives and members of the management board and the supervisory board or of an affiliated company not exceeding 10% of the issued share capital at the time of authorization, to prepare a merger, or in order to grant conversion rights or subscription rights to holders of convertible bonds not exceeding 50% of the issued share capital at the time of authorization (conditional capital (bedingtes Kapital) pursuant to Section 159 et seq. of the Austrian Stock Corporation Act);

•	authorizing the management board, subject to the approval of the supervisory board, to effect a conditional capital increase in order to grant stock options to employees, executives and members of the management board up to a certain amount not exceeding 10% of the issued share capital at the time of authorization (authorized conditional capital (genehmigtes bedingtes Kapital) pursuant to Section 159 paragraph 3 of the Austrian Stock Corporation Act); or

•	authorizing the conversion of free reserves or profit carried forward into share capital (capital adjustment (Kapitalberichtigung) pursuant to the Austrian Capital Adjustment Act (Kapitalberichtigungsgesetz) (the “Capital Adjustment Act”)).

Resolutions of the general meeting regarding an ordinary increase of our share capital or regarding authorized or conditional capital or authorized conditional capital as well as the exclusion of subscription rights of existing shareholders require a vote of at least 75% of the share capital represented in the respective general meeting. We conducted a general meeting on July 22, 2015 where a capital increase and an exclusion of subscription rights in connection with this offering were approved.

Except in the case of certain capital reductions effected by a repurchase of shares by the company, a resolution to decrease the share capital requires a majority of at least 75% of the share capital represented in the respective general meeting (Section 175 paragraph 1 of the Austrian Stock Corporation Act).

General Provisions Concerning Subscription Rights

Pursuant to Section 153 paragraph 1 of the Austrian Stock Corporation Act, our existing shareholders are entitled to subscribe for and to be allocated such number of new shares to allow them to maintain their existing participation in our share capital. The subscription rights (Bezugsrechte) of existing shareholders are therefore proportionate to the number of shares held by them prior to the offering of new shares. Similarly, Section 174 paragraph 4 of the Austrian Stock Corporation Act provides for subscription rights of our existing shareholders in relation to securities convertible into shares, securities with warrants to purchase shares, securities with profit participation or participation certificates to allow them to maintain their existing participation in our share capital. Shareholders may waive or choose not to exercise their subscription rights. Furthermore, subscription rights may fully or partially be excluded by resolution of the general meeting (Section 153 paragraph 3 of the Austrian Stock Corporation Act). If subscription rights are to be excluded, a majority of at least 75% of the share capital present or represented at the general meeting must approve the respective resolution. In addition, the proposal to exclude subscription rights must be announced prior to the respective general meeting and must be based on a written report by the management board justifying such exclusion. A shareholders’ resolution in respect of authorized capital may either directly exclude subscription rights or authorize the management board to exclude subscription rights with a majority of 75% of the share capital present or represented at the respective general meeting. If the management board is authorized to exclude subscription rights, the management board’s resolution to exclude subscription rights requires approval by the supervisory board, as well as an additional reasoned statement justifying the exclusion. If shares are issued out of conditional capital, existing shareholders are not entitled to subscription rights. Subscription rights in connection with this offering were excluded at a general meeting on July 22, 2015.

Existing shareholders are entitled to exercise their rights within a specified subscription period (Bezugsfrist), which must last for at least two weeks. When issuing new shares, the management board must publish a notice in the official gazette (Amtsblatt zur Wiener Zeitung) specifying the beginning and the duration of the subscription period, as well as the subscription price. Shareholders may transfer their subscription rights during the subscription period. If subscription rights are not exercised during the subscription period, they will be deemed forfeited. Subscription rights are not considered excluded if new shares are initially subscribed for by a credit institution which undertakes to offer the new shares to existing shareholders in proportion to their subscription rights (intermediate subscription right, mittelbares Bezugsrecht).

Authorization to Purchase and Sell Treasury Shares

Pursuant to the Austrian Stock Corporation Act, a stock corporation may generally only purchase and sell its shares in the following limited circumstances:

•	upon prior authorization by the general meeting, for a period not exceeding 30 months and limited to a total of 10% of the overall share capital, if the shares are listed on a regulated market, or if the shares are intended to be offered to the company’s employees, members of its management board or supervisory board or employees of certain affiliated companies; the resolution must determine a minimum and a maximum consideration, provided that the company keeps sufficient reserves;

•	if the shares are acquired without payment of consideration or if the stock corporation is acting as agent on a commission basis;

•	to prevent substantial, immediately threatening damage to the stock corporation (subject to the limitation of 10% of the overall share capital), provided the stock corporation keeps sufficient reserves;

•	by way of a universal legal succession (e.g., succession by merger);

•	for the purpose of indemnifying minority shareholders, if required by law, provided that the stock corporation keeps sufficient reserves;

•	as part of a redemption of shares in accordance with the rules for capital decreases approved by the shareholders’ meeting; or

•	if the stock corporation is a credit institution authorized by the shareholders’ meeting to purchase treasury shares for the purpose of trading in securities.

Shareholder Rights

Voting Rights and Majority Requirements

Each share entitles its holder to one vote at the shareholders’ meeting. There is no minimum attendance quorum at the shareholders’ meeting under Austrian corporation law. No attendance or representation quorum is required for such second shareholders’ meeting. Resolutions of the shareholders’ meeting are passed by a simple majority of the votes cast or, in matters which require a majority of the share capital, by a simple majority of the share capital present, unless the stock corporation law requires a higher majority.

Under the Austrian stock corporation law, the following measures require the affirmative vote of at least 75% of the share capital present or represented at a shareholders’ meeting:

•	change of the business objectives;

•	increase of share capital with a simultaneous exclusion of subscription rights;

•	creation of authorized capital or conditional capital;

•	decrease of share capital;

•	exclusion of subscription rights for convertible bonds, participating bonds and participation rights;

•	dissolution of the company or continuation of the dissolved company;

•	transformation of the company into a limited liability company (Gesellschaft mit beschränkter Haftung—GmbH);

•	approval of a merger or a spin-off (proportionate to shareholdings);

•	transfer of all or a majority of the assets of the company;

•	approval of profit pools or agreements on the operation of the business;

•	post-formation acquisition (Nachgründung);

•	revocation of the appointment of supervisory board members; and

•	sale of treasury shares other than by a stock exchange or a public offer.

Under Austrian law, approval by shareholders holding at least 90% of the share capital is required for an upstream merger, with certain exceptions, for a spin-off disproportionate to shareholdings or for a squeeze-out of minority shareholders.

A shareholder or a group of shareholders holding at least one-third of the share capital present or represented at the shareholders’ meeting can elect a person to the supervisory board provided that the same shareholders’ meeting has to elect at least three members of the supervisory board.

A shareholder or a group of shareholders holding at least 20% of the share capital may object to settlements or waivers of liability claims of the company against its founders or members of the management board or the supervisory board.

A shareholder or a group of shareholders holding at least 10% of the share capital may in particular:

•	request special audits of activities with respect to the management of the company, if these activities took place within the previous two years;

•	veto the appointment of a special auditor and request a court to appoint another special auditor;

•	request an adjournment of the shareholders’ meeting if the annual financial statements are found to be incorrect by the shareholders who require such adjournment;

•	request a court to recall a member of the supervisory board for cause; and

•	request the assertion of damage claims by the company against members of the management board or the supervisory board or certain other parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders holding at least 5% of the share capital may in particular:

•	request that a shareholders’ meeting be convened or, if the management board and the supervisory board do not comply with such request to convene a shareholders’ meeting or, upon court approval, convene a shareholders’ meeting themselves;

•	request that a topic be put on the agenda of the shareholders’ meeting and be made public;

•	request the assertion of damage claims of the company against members of the management board or the supervisory board or certain other parties, if a special report reveals facts which may entitle the company to such damage claims;

•	request court appointment of another auditor of the financial statements for cause;

•	appeal a shareholders’ resolution, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limit set by law or the articles of association;

•	apply for the appointment or removal of liquidators for cause; and

•	apply for an audit of the annual financial statements during liquidation.

A shareholder or a group of shareholders holding at least 1% of the share capital in a listed company may communicate to the company propositions for resolutions with respect to each topic on the agenda of the shareholders’ meeting and request for these propositions to be made public on the internet site of the company. Under our articles of association, such proposals must be made in the German language.

Change or Impairment of Shareholders’ Rights

The Stock Corporation Act contains provisions that protect the rights of individual shareholders. As a general rule, shareholders must be treated equally under equal circumstances, unless the concerned shareholders agree otherwise. Furthermore, measures affecting shareholders’ rights, such as capital increases and the exclusion of subscription rights, generally require a shareholders’ resolution.

The articles of association do not provide for more stringent conditions for the exercise of shareholders’ rights than those provided by the Stock Corporation Act. In addition, the articles of association do not allow changes to, or restriction on shareholders’ rights under less stringent conditions than those provided by the Stock Corporation Act.

Neither Austrian law nor the articles of association restrict the right of non-resident or foreign holders of the shares to hold or vote their shares.

Shareholders’ Meeting

The shareholders’ meeting is convened by the management board or the supervisory board. The shareholders’ meeting may take place at the corporate seat of the company in Vienna, Austria, at the seat of any branch office or subsidiary in Austria or in a capital of an Austrian province.

A company must publish an invitation notice of the shareholders’ meeting; the minimum period between the publication of the invitation notice and the day of the general shareholders’ meeting must be 28 days, or 21 days in case of an extraordinary shareholders’ meeting. Shareholders may appoint proxies to represent them at shareholders’ meetings.

The general shareholders’ meeting must take place within the first eight months of each financial year.

Redemption or Conversion of Shares

A redemption of shares is possible in the course of a decrease of the stated share capital resolved by the shareholders’ meeting, or by the company’s purchase of its own shares. A capital decrease requires a shareholders’ resolution with a majority of at least 75% of the share capital present or represented at the shareholders’ meeting.

Pursuant to the Stock Corporation Act, the Company may acquire its own shares only under specific circumstances. See “—Authorization to Purchase and Sell Treasury Shares.” The shares may be converted into a different class of shares, such as non-voting preferred shares, but only with the consent of the respective holder or, in case of a conversion negatively affecting other shareholders whose shares are not converted, the consent of such shareholders.

Neither our articles of association nor the Stock Corporation Act contain an obligation of the shareholders to make further commitments, such as equity contributions, to the company.

Austrian Insolvency Act

The following summary provides information on certain relevant provisions of the Austrian Insolvency Act (Insolvenzordnung), or the AIA. The summary of relevant provisions under Austrian law set forth hereunder is for general information only. It does not purport to be a comprehensive and complete description of all the topics discussed below.

As we are incorporated under the laws of Austria, a rebuttable presumption exists that we also have our “center of main interests” in Austria. In the event of an insolvency of a company having its “center of main interests” in Austria, insolvency proceedings may be initiated in Austria. Such proceedings will be governed by Austrian law. Under certain circumstances, insolvency proceedings may also be opened in Austria in accordance with Austrian law with respect to the assets of companies that are not organized under Austrian law.

The following is a brief description of certain aspects of Austrian insolvency law. The law relating to insolvency is regulated by the AIA which entered into force on July 1, 2010.

Insolvency proceedings (Insolvenzverfahren) are opened by a court in the event that the debtor is insolvent (zahlungsunfähig) (i.e., unable to pay its debts as and when they fall due) or over-indebted within the meaning of the AIA (überschuldet) (i.e., its liabilities exceed the liquidation value of its assets in combination with a negative prognosis on its ability to continue as a going concern (negative Fortbestehensprognose)). Under Austrian law, insolvency proceedings may be initiated either by the debtor or a creditor by filing an application to that effect with a court of competent jurisdiction. If insolvency proceedings are initiated upon a creditor’s request, such creditor will have to show that the debtor is insolvent or over-indebted. In the event that the debtor is at imminent risk of being unable to pay its debts as and when they fall due (drohende Zahlungsunfähigkeit), insolvency proceedings may be initiated only upon the debtor’s request.

If the debtor has submitted, together with its application requesting the opening of insolvency proceedings, an application for the commencement of restructuring proceedings (Sanierungsverfahren), the court may order the opening of either insolvency proceedings or restructuring proceedings. The legal provisions regulating restructuring proceedings do not apply to insolvency proceedings.

Depending on whether the debtor submits a restructuring plan (Sanierungsplan) together with the application for the opening of insolvency proceedings, the initiated proceedings may be in the form of restructuring proceedings (Sanierungsverfahren) or insolvency proceedings. If it is the debtor that has applied for the initiation of insolvency proceedings and has submitted to the court a restructuring plan (Sanierungsplan) that offers a recovery rate of at least 20% payable to the unsecured creditors over a maximum period of two years, any proceedings so initiated by the court will be in the form of restructuring proceedings. A debtor may also submit a restructuring plan in the course of insolvency proceedings that are already in progress whereupon such proceedings will continue as restructuring proceedings. For the debtor’s restructuring plan to be approved by the court it should meet certain criteria specified by law.

The purpose of a restructuring plan is to enable a debtor to be released from a portion of its debts (not to exceed 80% of the aggregate amount thereof) and to continue its business operations. A restructuring plan has to be approved by a “qualified majority” of the debtor’s unsecured creditors. A “qualified majority” refers to a majority of the debtor’s unsecured creditors present at the respective court hearing, provided that such majority represents more than 50% of the aggregate amount of all claims of the unsecured creditors being present at such hearing. Once the debtor has complied with the terms of a restructuring plan that was duly approved by the creditors and confirmed by the court, it will be released from its remaining outstanding unsecured debts. Unsecured creditors whose claims under the restructuring plan have not been satisfied in accordance with the plan’s terms may enforce their individual claims against the debtor, in which case the restructuring proceedings will be continued as insolvency proceedings.

If the restructuring proceedings have been initiated and the debtor has submitted a restructuring plan that offers a recovery rate of at least 30% to the unsecured creditors over a maximum two-year period after the approval of such restructuring plan, the debtor qualifies for self-administration (Sanierungsverfahren mit Eigenverwaltung).

Unless the debtor qualifies for self-administration, it is not allowed as of the date of the opening of the insolvency or the restructuring proceedings, as the case may be, to dispose of the assets belonging to the insolvency estate (Insolvenzmasse). The opening of insolvency proceedings takes effect on the day following the publication of the court’s order opening such proceedings in the official online database of Austrian insolvencies. After the opening of insolvency proceedings, transactions of the debtor with respect to assets belonging to the insolvency estate have no effect against the creditors of the insolvency estate.

With its decision to open the insolvency proceedings, the court will appoint an insolvency administrator (Insolvenzverwalter) and may, depending on the nature and the size of the debtor’s business (either ex officio or upon the request of the creditors’ meeting (Gläubigerversammlung)), appoint a creditors’ committee (Gläubigerausschuss) charged with monitoring and assisting the insolvency administrator in the discharge of its duties. After the opening of insolvency proceedings (and unless the debtor qualifies for self-administration) only the insolvency administrator is entitled to act on behalf of the insolvency estate.

Under Austrian law, an insolvency administrator’s role is to continue the debtor’s business with a view to enabling a potential reorganization of the debtor’s business either by implementing the debtor’s restructuring plan or by a sale of the debtor’s business. If neither a restructuring plan nor a sale of the debtor’s business is possible, the insolvency administrator will discontinue the debtor’s business operations. As a result of the ensuing insolvency proceedings, the debtor’s assets will be liquidated and the proceeds realized thereby will be distributed to the debtor’s creditors, with the debtor remaining liable for any portion of its debts not satisfied by such proceeds.

If the debtor qualifies for self-administration, the court will proceed with the appointment of a restructuring administrator (Sanierungsverwalter) to monitor the activities of the debtor. In such case, certain transactions are either subject to the restructuring administrator’s approval or may be performed only by the restructuring administrator.

Unsecured creditors (Insolvenzgläubiger) wishing to assert their claims against the debtor need to participate in the insolvency proceedings and must file their claim with the competent court within the time period set out in the court order opening the insolvency proceedings. At the respective hearing (examination hearing (Prüfungstagsatzung)), the insolvency administrator has to declare whether it acknowledges or contests each of the claims filed with the court. If the insolvency administrator acknowledges a creditor’s claim, such creditor will be entitled to participate in the insolvency proceedings and the pro rata distribution to unsecured creditors that will follow. If a creditor’s claim is contested by the insolvency administrator, the creditor will have to seek enforcement of its claim in civil proceedings and only then participate in the insolvency proceedings.

Claims of unsecured creditors which were created before the opening of the insolvency proceedings rank pari passu with each other. Certain claims which lawfully arose against the insolvency estate after the opening of the insolvency proceedings (privileged claims (Masseforderungen)) enjoy priority in insolvency proceedings. Claims which are secured by collateral, such as a mortgage, a pledge over bank accounts or shares, an assignment of receivables for security purposes or a security transfer of moveable assets (preferential claims (Absonderungsrechte)), are entitled to preferential payment in the distribution of the proceeds resulting from the realization of the charged asset. Creditors who have a right to preferential treatment may participate in the pro rata distribution to the unsecured creditors only to the extent that the proceeds from the realization of the assets charged to them did not cover their claims or if they have waived their right to preferential treatment. Secured creditors do not have a voting right with respect to the approval of the restructuring plan to the extent their claim is covered by security. Claims relating to the payment of taxes, social security contributions and employee compensation are not, as such, privileged or preferential claims under Austrian law.

The costs of the insolvency proceedings and certain liabilities accrued during such proceedings constitute privileged claims (Masseforderungen) and rank senior to all other unsecured claims (Insolvenzforderungen). Claims of creditors with a right of segregation of assets (Aussonderungsberechtigte), such as creditors with a retention of title or trustors, remain unaffected by the opening of insolvency proceedings.

Once insolvency proceedings have been opened, it is no longer possible to obtain an execution lien with respect to assets belonging to the insolvency estate. All execution proceedings against the debtor are subject to an automatic stay (Vollstreckungssperre). Execution liens obtained within the last 60 days prior to the opening of insolvency proceedings expire upon the opening of such insolvency proceedings unless the insolvency proceedings are terminated due to lack of funds to cover the cost of such proceedings.

Under the voidance rules of the AIA, an insolvency administrator may, by action of voidance or by defense of voidance, under certain circumstances as set forth in the AIA, challenge any transaction, which includes, without limitation, the granting of security and the guaranteeing, assuming and/or paying of debt.

Exchange Controls

There are currently no legal restrictions in Austria on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Burma/Myanmar, Central African Republic, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in

Austria must report to the Austrian National Bank (Österreichische Nationalbank) any active or passive cross-border direct investment transaction exceeding €500,000 (or the equivalent in a foreign currency), provided that special rules apply for securities held in custody by or through Austrian custodians.

Differences in Corporate Law

The applicable provisions of the Austrian Stock Corporation Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Austrian Stock Corporation Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Austrian law.

	Austria	Delaware
Board System

Under Austrian law, a stock corporation has a two-tiered board structure composed of the management board (Vorstand) and the supervisory board (Aufsichtsrat).

The management board is responsible for running the company’s affairs and representing the company in dealings with third parties. The members of the management board are appointed by the company’s supervisory board for a definite term, and their appointment can only be revoked under certain circumstances.

The supervisory board is elected by the company’s shareholders and has a strategic and monitoring role. The supervisory board does not actively manage the company but grants prior approval before the management board takes certain actions.

Under Delaware law, a corporation has a unitary board structure and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the shareholders of the corporation.

Management is responsible for running the corporation and overseeing its day-to-day operations.

Number of Directors

Under Austrian law, a stock corporation must have at least one member on its management board and the number of member shall be fixed by or in the manner provided in the company’s articles of association.

A stock corporation must have at least three but no more than 20 supervisory board members, who are elected or delegated by the company’s shareholders. The articles of association of the company must specify if the supervisory board will have more than three members. If the company has a works council, a body which represents the company’s employees, then the company’s works

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

	Austria	Delaware

council is entitled to nominate one member to the supervisory board for every two supervisory board members elected or delegated by the company’s shareholders. Consequently, supervisory boards are often split such that two-thirds of supervisory board members are representatives of the shareholders, while one-third are representatives of the works council.

Removal of Directors

The management board of an Austrian stock corporation is appointed by the supervisory board for a maximum period of five years with an opportunity to be re-elected. The supervisory board may remove a member of the management board prior to the expiration of his or her term only for a significant cause, such as gross negligence (grobe Fahrlässigkeit) in carrying out their duties, the inability to manage the business properly or a vote of no-confidence during the shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the management board.

Supervisory board members may be removed by a resolution of three-

quarters of the shareholders unless otherwise provided by the company’s articles of association. The company’s first supervisory board, however, may be removed by a simple majority of votes cast. Supervisory board members who are delegated by a shareholder or the works council by a special right of such shareholder or works council may be revoked and the resulting vacancy filled only at the sole discretion of such shareholder or works council.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under Austrian law, vacant positions on the management board are filled by the supervisory board in accordance with the general rules of appointment, which provide that vacancies are filled by (i) the simple majority of supervisory board votes cast and (ii) in	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of

	Austria	Delaware

	any case also the majority of votes of members who represent the shareholders (in order to protect shareholders against excessive influence of employee representatives on the supervisory board). In case of emergencies, a vacant position on the management board may be temporarily filled by a supervisory	incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

board member or by an individual appointed by the court.

If the number of supervisory board members representing the shareholders falls below three, the statutory minimum required, the company’s management board is required to convene an extraordinary general meeting, during which the vacant positions of the supervisory board will be filled. If the vacancy persists for longer than three months, the court shall appoint the necessary number of supervisory board members.

Supervisory board members, who are delegated by a shareholder (special right of such stockholder) may be revoked and the resulting vacancy filled again at the sole discretion of such shareholder.

The same applies—mutatis mutandis—to supervisory board members, who are delegated by the works council.

Annual General Meeting	Under Austrian law, a stock corporation must hold an annual general meeting within eight months of the end of its fiscal year. The annual general meeting must be held in Austria at a location determined by the articles of association. If the articles of association do not provide for a specific location, the general meeting shall be held at the company’s seat or, if applicable, at the venue where its shares are listed.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under Austrian law, extraordinary general meetings, in addition to the annual general meeting, may be	Under Delaware law, special meetings of the stockholders may be called by the board of directors or

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	convened by either the management board or the supervisory board if it is in the best interest of the company. Shareholders holding at least 5% of the company’s share capital are entitled to request that the management board convene an extraordinary general meeting, and may also address their	by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
request to the court, which then may authorize the requesting minority shareholders to convene a special meeting by themselves.

Notice of General Meetings

Under Austrian law, unless a longer period is otherwise provided for in the articles of association, the shareholders must be given advance notice of at least 28 days, with respect to the annual general meeting, and 21 days with respect to extraordinary general meetings. Such notices must specify the location, date, hour, and purpose or purposes of the meeting, including the respective items on the agenda.

The management board and the supervisory board are furthermore required to prepare proposals for each item on the agenda. Such proposals must be provided to the shareholders at least 21 days before the general meeting.

The shareholders of a non-listed company may in all cases consent to a shorter notice period or waive all formality requirements with respect to the convention of a general meeting, if all shareholders entitled to attend so consent.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy

Under Austrian law, a shareholder may designate another person to attend, speak and vote at a general meeting of the company on their behalf by proxy.

A management board member may issue a proxy to another management board member representing the member’s voting rights as a management board member.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

	Austria	Delaware

Except for the chairman of the supervisory board, who may not issue a proxy, a supervisory board member may only issue a proxy to another supervisory board member representing the member’s voting rights as a supervisory board member only if so allowed by the company’s articles of association.

Pre-emptive Rights	Under Austrian law, existing shareholders have a statutory pre-emptive subscription right for any additional issue of shares or any security convertible into shares pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders representing three-quarters of the registered share capital present at the general meeting have resolved upon the whole or partial exclusion of the pre-emptive subscription right and (ii) there exists good and objective cause for such exclusion. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory pre-emptive subscription right.	Under Delaware law, stockholders have no pre-emptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under Austrian law, the management board may not allot shares, grant rights to subscribe for or to convert any security into shares unless a shareholder resolution to that effect has been passed at the company’s general meeting, in each case in accordance with the provisions of the Austrian Stock Corporation Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

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Liability of Directors and Officers

Under Austrian law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a management or supervisory board member from any liability that would otherwise attach to such board member in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Austrian law, members of both the management board and members of the supervisory board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member’s duty of care. Apart from insolvency or special circumstances, only the Austrian stock corporation has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent management or supervisory board member only after five years after the date such claim arose. However, Austrian courts acknowledge a waiver of claims for damages earlier if all shareholders consent to such waiver.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•    any breach of the director’s duty of loyalty to the corporation or its stockholders;

•    acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•    intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•    any transaction from which the director derives an improper personal benefit.

Voting Rights	Under Austrian law, each company share, except statutory preferred shares, entitles its holder to one vote at the general meeting. While Austrian law does not provide for a minimum attendance quorum for general meetings, the company’s articles of association may so provide. In general, resolutions adopted at a general meeting of shareholders may be passed by a simple majority of votes cast, unless a higher majority is required by law.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions	Majority approval by holders of at least 90% of the share capital is required for certain types of reorganizations, in particular: • dissolution without liquidation and transfer of assets and	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or

Austria	Delaware

liabilities by way of universal legal succession to the 90%-shareholder (verschmelzende Umwandlung);

•    demerger whereby the distribution of new shares to shareholders of the demerging company is disproportional (nicht-verhältniswahrende Spaltung); and

•    squeeze-out of minority shareholders by a shareholders’ resolution (Gesellschafterausschluss).

exchange of all or substantially all of a corporation’s assets or dissolution requires:

•    the approval of the board of directors; and

•    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Unless otherwise provided for in the company’s articles of association, an affirmative vote of holders of at least three-quarters of the share capital is required for:

•    an amendment to the company’s articles of association;

•    the issuance of convertible bonds and similar hybrid instruments;

•    an ordinary increase in the stated share capital; and

•    the removal of members of the supervisory board.

Unless higher voting requirements are provided for in the company’s articles of association, an affirmative vote of holders of at least three-quarters of the votes cast is required for

•    amendment of the object of the business of the company;

•    post-formation acquisition (Nachgründung);

•    transfer of substantially all assets of the company or similar situations;

• certain capital reorganizations, such as conditional capital increases, authorization of additional capital, and reduction in the capital stock;

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•    dissolution of the company and continuation of the dissolved company;

•    transformation into a limited liability company;

•    certain types of reorganizations such as mergers and demergers; and

•    exclusion of shareholders’ subscription rights in case of the issuance of new shares.

Standard of Conduct for Directors

Under Austrian law, both management and supervisory board members must conduct their affairs with “the care and diligence of a prudent manager” and act in the best interests of the company, which includes the interests of the employees and shareholders. The scope of the fiduciary duties of management and supervisory board members is generally determined by the Austrian courts.

Statutory and fiduciary duties of members of the management board to the company include, among others:

•    to act in accordance with the law and the company’s articles of association and to exercise their powers only for the purposes for which they are conferred;

•    to report to the supervisory board on a regular basis as well as on certain important occasions;

•    to exercise reasonable care, skill and diligence;

•    to maintain a proper accounting system;

•    to not compete, directly or indirectly, with the company without permission by the supervisory board; and

•    to not effect transactions for the purpose of deriving an improper personal benefit.

Members of the supervisory board owe substantially the same statutory

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the

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and fiduciary duties to the company as members of the management board, including:

•    to effectively supervise the company’s affairs and the management board;

•    to evaluate and issue a resolution on certain transactions which can only be conducted by the management board after approval of the supervisory board;

•    to approve the company’s financial statements; and

fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

• to represent the company in transactions between the company and members of the management board.

Stockholder Suits

Under Austrian law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company or in cases where there is an irregularity in the company’s internal management or supervision. Therefore, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the management board, by the supervisory board.

The management board, or, if a claim is against a member of the management board, the supervisory board, is obliged to pursue the company’s claims against the designated individuals if so resolved by a simple majority of votes cast during a shareholders meeting. A vote by holders of 10% of the share capital of the company may request the court to appoint a representative to pursue the claim on behalf of the company.

If the company is unable to fulfil its third party obligations, the company’s

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•    allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•    state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

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creditors may pursue the company’s damage claims against members of the management board for certain wrongdoings.

For certain wrongdoings of members of the management board and subject to the company not being able to fulfil its obligations vis-a-vis third parties, the company’s creditors may pursue the company’s damage claims against members of the management board themselves.

In general, shareholders cannot bring forward damage claims against the company or its management or supervisory board since under Austrian law, they only suffer an indirect damage, as the decrease of their share value is merely a reflection of the decrease of the value of the company (which is the primarily damaged party) as a result of wrongdoings to the company. Only if the damage of a shareholder is the result of a breach of certain laws, which specifically aim at the protection of shareholders (Schutzgesetz), such claims may be pursued by the shareholder himself (e.g. wilful misrepresentation of financial numbers in reports or to the auditor by a member of the management board).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver the American Depositary Shares in this offering, also referred to as ADSs. Each ADS will represent                      of a common share (or a right to receive                      of a common share) deposited with UniCredit Bank Austria AG, as custodian for the depositary in Vienna, Austria. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Austrian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find Additional Information” in this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” in this prospectus. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Austria and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not tell the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we instruct it to do so. The depositary may terminate the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. The depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30% of the total ADSs outstanding. However, the depositary may disregard that limit from time to time as it deems appropriate. For example, a large cancellation of ADSs at a time when pre-releases are outstanding could cause the percentage of pre-released ADSs to temporarily exceed 30%. Although it is possible that this 30% limit may be exceeded from time to time, it is neither typical nor the intention of the ADS program for such limit to be significantly exceeded for an extended period of time.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, ADSs will be outstanding representing approximately         % of our common shares outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect the prevailing market price of the ADSs. Prior to this offering, there has been no public market for the ADSs or our common shares, and a regular trading market in the ADSs may not develop.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those common shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of common shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of common shares within any three-month period that does not exceed the greater of:

•	1% of the number of our common shares then outstanding, which is expected to equal approximately common shares immediately after this offering; and

•	the average weekly trading volume of the common shares in the form of ADSs on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some other manner outside the United States without requiring registration in the United States.

Lock-up Arrangements

For a description of the lock-up arrangements that we, the members of our management and supervisory boards and substantially all of our shareholders have entered into in connection with this offering, see the “Underwriting” section of this prospectus.

Registration Rights

Subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of                      common shares will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Stock Options and Form S-8 Registration Statement

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common shares subject to outstanding options issuable pursuant to our Stock Option Plan 2015, Stock Option Plan 2007 and Founders Program 2007. See “Management—Compensation—Equity Compensation Arrangements” for additional information regarding our equity compensation. Accordingly, the common shares registered under the registration statements, will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

TAXATION

Taxation in Austria

The information given below does not purport to describe all of the tax considerations that may be relevant to a prospective holder of ADSs or our common shares. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Freshfields Bruckhaus Deringer LLP and are based on the accuracy of representations made by us. Prospective holders of ADSs are advised to consult their tax counsel with respect to the tax consequences of acquiring, holding and/or disposing of ADSs.

This taxation summary solely addresses the principal Austrian tax consequences of the acquisition, ownership and disposal of ADSs or our common shares. It does not purport to describe all potential tax aspects that may be relevant to a prospective holder of ADSs or our common shares and does not deal with specific situations which may be of relevance for certain potential shareholders. Where in this summary English terms and expressions are used to refer to Austrian concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Austrian concepts under Austrian tax law.

General Remarks

Individuals having a permanent domicile (Wohnsitz) and/or their habitual abode (gewöhnlicher Aufenthalt) in Austria are subject to income tax (Einkommensteuer) in Austria on their worldwide income (unlimited income tax liability; unbeschränkte Einkommensteuerpflicht). Individuals having neither a permanent domicile nor their habitual abode in Austria are subject to income tax only on income from certain Austrian sources (limited income tax liability; beschränkte Einkommensteuerpflicht).

Corporations having their place of effective management (Ort der Geschäftsleitung) and/or their legal seat (Sitz) in Austria are subject to corporate income tax (Körperschaftsteuer) in Austria on their worldwide income (unlimited corporate income tax liability; unbeschränkte Körperschaftsteuerpflicht). Corporations having neither their place of effective management nor their legal seat in Austria are subject to corporate income tax only on income from certain Austrian sources (limited corporate income tax liability; beschränkte Körperschaftsteuerpflicht).

Both in case of unlimited and limited (corporate) income tax liability, Austria’s right to tax may be restricted by double taxation treaties.

Except for Austrian withholding taxes which have to be withheld at source, the responsibility for adherence to obligations under applicable tax legislation is always the responsibility of the relevant holder of our common shares.

American Depositary Receipts

For Austrian tax purposes, a holder of ADSs who is entitled to claim the full number of shares represented by the ADSs held at any time and who may freely dispose of and exercise the shareholder rights, in particular voting rights, inherent to our common shares (or instruct the depositary acting as an agent for the holder in light of the ADSs to do so) is in general considered to be the economic owner of common shares represented by such ADSs. As a result, dividend income resulting from our common shares should be attributable to the holder of the ADSs for Austrian tax purposes. As a consequence, any distribution received by an Austrian resident or non-resident ADS holder with respect to our common shares will therefore be taxable in Austria as a dividend under the principles set out for common shares below. Capital gains realized upon the disposal of the ADSs will equally be subject to tax in Austria as outlined below with respect to capital gains realized through the sale of common shares.

Income Taxation of Shareholders Tax Resident in Austria (Residents)

Taxation of Dividends

Dividends distributed by an Austrian corporation are generally subject to a withholding tax (Kapitalertragsteuer), levied at a rate of currently 25%. This tax is withheld by the company paying the dividend or the bank paying out the dividend on the company’s behalf. The shareholder is entitled to receive a certificate showing the gross dividend, the amount of tax withheld, the date of payment and the period in respect of which the dividend is payable, and also the tax office to which the tax withheld was remitted.

For Austrian resident individual shareholders (unbeschränkt steuerpflichtige natürliche Person) of the common shares who are subject to unlimited income tax liability, this 25% withholding tax fully discharges any further income tax liability on such dividend income (final taxation—Endbesteuerung), which means that no further income tax is due and the dividends do not have to be included in the shareholder’s income tax return. This applies irrespective of whether the common shares are held as non-business assets (Privatvermögen) or as business assets (Betriebsvermögen) of a resident individual shareholder. If the applicable income tax rate of an individual shareholder is less than 25%, the individual shareholder may opt to include the dividends (together with any other income subject to the special 25% tax rate) in his regular annual tax assessment. In this case, the dividends are taxed at the regular progressive income tax rate applicable on the shareholder’s total income and any Austrian withholding tax on such dividend income will be credited against the shareholder’s personal income tax liability or, if higher, refunded. Expenses incurred by the holder in connection with the common shares (including interest expenses for third party financing for the acquisition of the shares) may not be deducted for income tax purposes.

For Austrian resident corporations (unbeschränkt steuerpflichtige Körperschaften), dividend income is exempt from corporate income tax and the Austrian dividend withholding tax is credited against the corporate income tax liability of the shareholder or refunded. No withholding tax has to be deducted by the distributing company if the Austrian resident corporate shareholder directly or indirectly (eg via a partnership) holds at least 10% of the share capital of the distributing company. Expenses in connection with tax exempt dividend income are generally not deductible. As an exception to this general rule, interest accrued for financing raised for the acquisition of the shares may—under certain restrictions—be deductible provided that the shares qualify as business assets of the recipient and were acquired from an independent third party (i.e. no acquisition from group companies).

Private foundations (Privatstiftungen) pursuant to the Austrian Private Foundations Act (Privatstiftungsgesetz Federal Law Gazette No. 694/1993 “Austrian Private Foundations Act”) fulfilling the prerequisites contained in sec. 13(3) and (6) of the Austrian Corporate Income Tax Act (Körperschaftsteuergesetz) are subject to special provisions that exempt dividends distributed by Austrian entities from corporate income tax. Austrian withholding tax is credited against the Austrian corporate income tax assessed; excess amounts may be reclaimed. Under the conditions set forth in sec 94(12) of the Austrian Income Tax Act (Einkommensteuergesetz) withholding tax is not levied.

Dividend distribution have to be distinguished from a repayment of equity pursuant to sec. 4(12) of the Austrian Income Tax Act. A repayment of equity leads to a reduction of the tax basis of the shares. In case the repayment exceeds the acquisition costs/tax basis of the shares, a capital gain will be deemed realized (see as to the taxation of capital gains below).

Taxation of Capital Gains

Capital gains, i.e. the difference between the sale proceeds or the redemption amount of the common shares and their acquisition costs, are generally subject to Austrian (corporate) income tax. For shares held as non-business assets, the acquisition costs do not include ancillary acquisition cost (Anschaffungsnebenkosten).

For holders of common shares who are subject to unlimited income tax liability, holding the common shares as non-business assets, capital gains realized upon a sale are subject to Austrian income tax. In the case of capital gains with nexus relevant for Austrian withholding tax purposes, basically income that is paid by an Austrian custodian agent (depotführende Stelle) or, without an Austrian custodian agent by an Austrian paying agent (auszahlende Stelle), provided the non-Austrian custodian agent is a non-Austrian branch or group company of such paying agent and the Austrian paying agent executes the transaction in cooperation with the non-Austrian custodian agent and processes the payment, a final withholding tax of 25% is levied, i.e. no further income tax is due. An Austrian custodian or paying agent within the present context may be a credit institution within the meaning of sec 1 of the Austrian Banking Act (Bankwesengesetz), an Austrian branch of a non-Austrian credit institution from another Member State within the meaning of sec. 9 of the Austrian Banking Act or an Austrian branch of certain investment services providers. In the case of income from capital gains without a nexus relevant for Austrian withholding tax purposes (ie in the absence of an Austrian custodian or paying agent), the income must be included in the shareholder’s income tax return and is subject to a flat income tax rate of 25%. In both cases, the individual shareholder has the option to include the capital gains in his regular annual tax return and apply for taxation at the progressive income tax rate on the shareholder’s total income in which case the Austrian withholding tax will be credited against the shareholder’s personal income tax liability or, if higher, refunded. A deduction of expenses that are directly economically connected to income that is subject to the (special) 25% tax rate is generally not allowed. Subject to certain restrictions, losses realized by individual shareholders upon the disposal of common shares may be offset within investment income subject to 25% Austrian withholding tax (including dividends from our common shares but neither with interest income from savings accounts or other debt claims against credit institutions nor with distributions effected by private foundations). For such set-off of losses the shareholder generally has to opt for assessment to income tax (in particular as regards securities deposited with different banks): In case of an Austrian depository, the set-off of losses has to be effected by the Austrian custodian agent taking into account all of a taxpayer’s accounts with this custodian agent. Losses from the sale of shares held as non-business assets may not be carried forward to subsequent years.

For holders of common shares who are subject to unlimited income tax liability, holding the common shares as business assets, capital gains realized upon a sale (including inter alia a redemption or withdrawal of the common shares from the business) are subject to Austrian income tax. In the case of capital gains with an Austrian nexus relevant for Austrian withholding tax purposes (as described above), such income is subject to a withholding tax of 25%. In this case, the Austrian withholding tax does not discharge of Austrian income tax liability but may be credited against the income tax liability assessed. The capital gains must always be included in the income tax return (even if Austrian withholding tax is triggered), but are nevertheless taxed at a flat income tax rate of 25%, with any withholding tax being credited. In addition, the option exists to include income subject to the tax rate of 25% in the annual tax return at the progressive income tax rate, i.e. if a lower than 25% progressive income tax rate applies. Losses realized upon the disposal of common shares may preferentially be offset with other capital gains of the same business (or appreciations in value of such assets), only half of any residual loss may be offset with other types of income (and carried forward).

For holders of our common shares who are subject to unlimited corporate income tax liability, capital gains realized upon the sale of the common shares are taxed at the normal corporate income tax rate of 25%. A corporation may file an exemption declaration in order to avoid that Austrian withholding tax is levied. On the level of an Austrian resident corporate shareholder the restrictions on the offset of losses outlined above do in general not apply. However, sec 12(3) of the Austrian Corporate Income Tax Act provides for certain restrictions with respect to the tax deductibility of impairment losses as well as losses from the sale or other disposal of participations in the meaning of sec. 10 of the Austrian Corporate Income Tax Act.

Private foundations pursuant to the Austrian Private Foundations Act fulfilling the prerequisites contained in sections 13(3) and (6) of the Austrian Corporate Income Tax Act and holding the common shares as a non-business asset are subject to interim taxation at a rate of 25% on income from realized increases in value of the common shares. Interim tax does not become due insofar as distributions subject to withholding tax are made to beneficiaries in the same tax period. Reference is made to the possibility to achieve a tax deferral upon transferring hidden reserves realized upon the sale of shares by way of a qualified replacement acquisition pursuant to sec. 13(4) of the Austrian Corporate Income Tax Act. In the case of capital gains with nexus relevant for Austrian withholding tax purposes (as described above), the income is, in general, subject to a withholding tax of 25%, which can be credited against the tax due. Under the conditions set forth in section 94(12) of the Austrian Income Tax Act, no withholding tax is levied.

Circumstances leading to a loss of Austria’s taxation right regarding the common shares vis-à-vis other countries, eg a relocation from Austria (Wegzug) are in general deemed to constitute a sale and may trigger an exit taxation. In case of a relocation to another EU Member State or specific EEA states, a tax deferral may apply. In addition, the withdrawal of shares from a bank deposit (Depotentnahme) may equally constitute a sale and may give rise to the taxation of the difference between the acquisition cost and the fair market value of the shares at the time of withdrawal unless certain notification obligations are complied with.

Income Taxation of Shareholders Tax Resident Outside of Austria (Non-Residents)

Taxation of Dividends

For non-resident individual or corporate holders of our common shares, dividends distributed by an Austrian corporation are, in principle, subject to 25% withholding tax.

Double taxation treaties may, however, provide for a reduction of the Austrian taxation right for dividends distributed by an Austrian entity to a non-Austrian resident shareholder. Austria has entered into tax treaties with more than 90 countries. Most of the Austrian tax treaties in principle follow the OECD Model Tax Convention and provide for a reduction of Austrian dividend withholding tax to 15% in case of portfolio dividends and for a further reduction in case of qualified participations. For example, the tax treaty with the United States as currently in place provides for a reduction of Austrian withholding tax to 15% or, in case of a direct ownership of at least 10% of the voting stock by a company (other than a partnership) to 5%.

A non-resident shareholder who is entitled to a reduced rate under an applicable tax treaty may apply for refund of the difference between the 25% withholding tax and the lower rate provided for by the tax treaty in the course of a refund procedure. In order to obtain such refund, an eligible non-resident shareholder will generally have to provide a certificate of residence issued by the tax authorities of its country of residence. Claims for refund of the Austrian withholding tax may be filed using the forms ZS-RD 1 and ZS RD 1A (German) or ZS-RE 1 and ZS RA 1A (English). Tax treaty relief from Austrian withholding tax may also be granted by the distributing company already at source provided that the requirements of the Austrian relief at source rules under an ordinance of the Austrian Ministry of Finance (DBA-Entlastungsverordnung) are met. However, an Austrian corporation is under no obligation to grant tax treaty relief at source, and it is common practice that listed companies do not grant such relief at source. Further, a relief at source is not possible under the mentioned ordinance of the Austrian Ministry of Finance if the dividends are paid by a bank acting as custodian of the shares for the shareholder.

Dividends paid to a company qualifying under Council Directive 2011/96/EU dated 30 November 2011 (EC Parent-Subsidiary Directive) are exempt from withholding tax if the EU company has held directly at least 10% of the share capital for an uninterrupted period of at least one year and meets certain additional criteria. Dividends which are attributable to an Austrian permanent establishment (Betriebsstätte) of a company resident in an EU or EEA member state are exempt from corporate income tax, and the 25% withholding tax is credited against the Austrian corporate income tax liability of the EU or EEA company or refunded to it.

In addition, corporate shareholders resident in (i) an EU member state or (ii) a EEA member state with which Austria has entered into an agreement on comprehensive mutual assistance in tax administration and tax enforcement (currently Norway and Liechtenstein) are entitled to a refund of the Austrian dividend withholding tax that would otherwise be due under the applicable tax treaty if and to the extent the shareholder provides evidence that in its country of residence no (full) tax credit for such withholding tax was possible pursuant to the applicable tax treaty. A refund of the remaining Austrian withholding tax that exceeds the tax rate provided for by the applicable tax treaty can be obtained from the competent Austrian tax office Bruck Eisenstadt Oberwart upon application.

Taxation of Capital Gains

For non-resident individuals and corporations, capital gains on the sale of shares are taxable in Austria if (i) the shares are attributable to an Austrian permanent establishment or (ii) the selling shareholder has held a qualified shareholding (i.e. if he held at one point in time during the last five years preceding the sale at least 1% of the Austrian corporation’s capital). Capital gains are generally subject to 25% withholding tax in Austria in case of a nexus relevant for Austrian withholding tax purposes (as outlined above). However, pursuant to § 94 (13) of the Austrian Income Tax Act, such capital gains realized by non-residents shareholders are exempt from Austrian withholding tax.

In this respect, it is to note that most of Austria’s tax treaties follow the OECD Model Tax Convention and attribute the right of taxation on capital gains to the state of residence (unless the shares are attributable to an Austrian permanent establishment) and provide for (full) exemption from taxation in Austria. Consequently, the capital gains are not taxable in Austria.

Tax Cooperation Agreements Austria/Switzerland and Austria/Liechtenstein

On 1 January 2013, the Treaty between the Republic of Austria and the Swiss Confederation on Cooperation in the Areas of Taxation and Capital Markets entered into force. A similar treaty between the Republic of Austria and the Principality of Liechtenstein is in force since 1 January 2014. These treaties provide that a Swiss, or as the case may be Liechtenstein, paying agent has to withhold a tax amounting to 25%, on, inter alia, dividends and capital gains from assets booked with an account or deposit of such Swiss, or as the case may be Liechtenstein, paying agent if the relevant holder of such assets (i.e., generally individuals on their own behalf and as beneficial owners of assets held by a domiciliary company (Sitzgesellschaft)) is tax resident in Austria. The same applies to such income from assets managed by a Liechtenstein paying agent if the relevant holder of these assets (ie in general individuals as beneficial owners of a transparent structure) is tax resident in Austria. For Austrian income tax purposes, the withholding tax has the effect of final taxation regarding the underlying income if the Austrian Income Tax Act provides for the effect of final taxation for such income. The taxpayer can opt for voluntary disclosure instead of the withholding tax by expressly authorizing the Swiss, or as the case may be Liechtenstein, paying agent to disclose to the competent Austrian authority such income which subsequently has to be included in the income tax return.

Inheritance and Gift Tax

Austria does not levy inheritance or gift tax.

However, it should be noted that certain gratuitous transfers of assets to (Austrian or foreign) private law foundations and comparable legal estates (privatrechtliche Stiftungen und damit vergleichbare Vermögensmassen) are subject to a foundation entry tax (Stiftungseingangssteuer) pursuant to the Austrian Foundation Entry Tax Act (Stiftungseingangssteuergesetz). Such tax is triggered if the transferor and/or the transferee at the time of transfer have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. Certain exemptions apply in the event of a transfer mortis causa of financial assets within the meaning of sections 27(3) and (4) of the Austrian Income Tax Act (except for participations in corporations) if income from such financial assets is subject to the special tax rate of 25%. The tax basis is the fair market value of the assets transferred minus any debts, calculated at the time of transfer. In general a tax rate of 2.5% applies, in certain cases, however, a tax rate of 25% applies. Since 1 January 2014, special provisions apply to transfers of assets to non-transparent foundations and similar vehicles (Vermögensstrukturen) falling within the scope of the tax treaty between Austria and Liechtenstein (see above).

In addition, a special notification obligation exists for gifts of money, receivables, shares in corporations, participations in partnerships, businesses, movable tangible assets and intangibles if the donor and/or the donee have a domicile, their habitual abode, their legal seat or their place of effective management in Austria. Not all gifts are covered by the notification obligation. In case of gifts to certain related parties, a threshold of EUR 50,000 per year applies; in all other cases, a notification is obligatory if the value of gifts made exceeds an amount of EUR 15,000 during a period of five years. Furthermore, gratuitous transfers to foundations within the scope the Austrian Foundation Entry Tax Act described above are also exempt from the notification obligation. Intentional violation of the notification obligation may lead to the levying of fines of up to 10% of the fair market value of the assets transferred.

Further, it should be noted that gratuitous transfers of common shares may trigger income tax at the level of the transferor pursuant to section 27(6)(1) of the Austrian Income Tax Act (see above).

Capital Contribution Tax

The issuance of equity by an Austrian corporation as defined in the Austrian Capital Transfer Tax Act (Kapitalverkehrsteuergesetz) is subject to capital contribution tax (Gesellschaftsteuer) amounting to 1% of the consideration. Such tax is levied on the issuing company. The capital contribution tax will be abolished in Austria as of January 1, 2016.

Other taxes

Currently, the introduction of a financial transaction tax on the transfer of shares is discussed and envisaged on a European level. It is recommended for investors to get in touch with their tax advisors with respect to potential tax consequences which may be triggered by an introduction of a financial transaction tax.

Austrian Tax Reform

In May 2015, draft legislation on an Austrian tax reform was published, which is currently still in the legislative process. It is expected that the draft bill will be adopted as published and enter into legal effect in 2016. Most notably, as currently drafted, the bill is intended to increase Austrian withholding tax on, inter alia, dividends and capital gains from 25% to 27.5% as of January 1, 2016.

Taxation in the United States

In the opinion of our counsel, Wilmer Cutler Pickering Hale and Dorr LLP, the following discussion, to the extent that it contains statements of law or legal conclusions, fairly summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs by U.S. holders (as defined below). This discussion is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase the ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of ADSs. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire the ADSs at their original issuance and hold the ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ADSs. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks or other financial institutions;

•	insurance companies;

•	dealers or traders in securities, currencies, or notional principal contracts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;

•	regulated investment companies or real estate investment trusts;

•	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;

•	holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

•	persons who acquired the ADSs as compensation for the performance of services;

•	persons holding the ADSs in connection with a trade or business conducted outside of the United States;

•	a U.S. holder who holds the ADSs through a financial account at a foreign financial institution that does not meet the requirements for avoiding future withholding with respect to certain payments under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code;

•	holders that own (or are deemed to own) 10% or more of our voting shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax, gift or estate consequences or the indirect effects on the holders of equity interests in entities that own the ADSs. In addition, this discussion does not consider the U.S. tax consequences to holders of ADSs that are not “U.S. holders” (as defined below).

For the purposes of this summary, a “U.S. holder” is a beneficial owner of common shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares or ADSs, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Ownership of ADSs

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of common shares for ADSs, or of ADSs for common shares. References to common shares in the discussion below are deemed to include ADSs, unless context otherwise requires.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to common shares.

Subject to the discussion below regarding the “Medicare tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-United States corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. Our ADSs will be listed on The NASDAQ Global Market, which has been determined to be an established securities market in the United States. The Company, which is incorporated under the laws of Austria, believes that it qualifies as a resident of Austria for the purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Republic of Austria for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on May 31, 1996, or the U.S.-Austria Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Austria Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For these purposes, dividends distributed by us generally will constitute “passive category income” (but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate U.S. holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations. For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Medicare Tax

An additional 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of the “net investment income” (which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below) gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125%

of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund” election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely “QEF election” generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing holder. Although the Company currently intends to make available the information necessary to permit a U.S. holder to make a valid QEF election, there can be no assurance that it will continue to do so in future years.

If we were considered a PFIC for the current taxable year or any future taxable year, a U.S. holder would be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the Company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law ) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign pass-thru payments” made on or after January 1, 2017, if such payments are not exempt from such withholding. The Company believes, and this discussion assumes, that the Company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign pass-thru payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Foreign Asset Reporting

In addition, certain individuals who are U.S. Holders may be required to file IRS Form 8938 to report the ownership of “specified foreign financial assets” if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset may include not only a financial account (as defined for these purposes) maintained by a non-U.S. financial institution, but also stock or securities issued by a non-U.S. corporation (such as the Company). Certain U.S. entities may also be required to file IRS Form 8938 in the future.

UNDERWRITING

Leerink Partners LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
Leerink Partners LLC
RBC Capital Markets, LLC
Needham & Company, LLC
Wedbush Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of the ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

In compliance with the Austrian Stock Corporation Act applicable when issuing new shares, an affiliate of the underwriters will subscribe, as subscription agent on behalf of the underwriters, for all of the common shares underlying the ADSs to be sold by the underwriters at a subscription price per underlying common share equal to the nominal value per common share of €1.00. This subscription price will be returned to the subscription agent upon receipt of payment from the underwriters for the ADSs sold by the underwriters in this offering.

The underwriters are offering the ADSs representing common shares that they subscribe for pursuant to the underwriting agreement, subject to prior issue, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and the common shares underlying the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the ADSs offered hereby for employees, members of our supervisory board and other persons associated with us who have expressed an interest in purchasing ADSs in the offering through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but the number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. We have agreed to indemnify the underwriters against certain liabilities and expenses in connection with the directed share program. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a

concession not in excess of $         per ADS. After the initial offering of the ADSs, the public offering price, concession or any other term of the offering may be changed by the representatives.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADS	Total
		Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We also have agreed to reimburse the underwriters for up to $                 for their Financial Industry Regulatory Authority, or FINRA, counsel fee. We also have agreed to reimburse an affiliate of RBC Capital Markets LLC for up to $                 in expenses incurred in connection with its role as subscription agent in this offering. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our supervisory board members, management board members and substantially all of our other existing security holders have agreed not to sell or transfer any of our common shares or securities convertible into or exchangeable or exercisable for our common shares, which includes ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC and RBC Capital Markets, LLC on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our equity securities;

•	sell any option or contract to purchase any of our equity securities;

•	purchase any option or contract to sell any of our equity securities;

•	grant any option, right or warrant for the sale of any of our equity securities;

•	otherwise dispose of or transfer any of our equity securities;

•	request or demand that we file a registration statement related to any of our equity securities; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any of our equity securities, whether any such swap, agreement or transaction is to be settled by equity securities, in cash or otherwise.

This lock-up provision applies to our equity securities, which includes our common shares and securities convertible into or exchangeable or exercisable for our common shares, which also includes ADSs. It also applies to our equity securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We have applied to list the ADSs on The NASDAQ Global Market under the symbol “NBRV.”

Determination of Offering Price

Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly, any person making or intending to make an offer in that Relevant Member State of the ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of the ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the

Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold, and will not be offered or sold, in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. This prospectus is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee		$10,691
FINRA filing fee		14,300
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Austrian capital transaction tax		*
Auditor insurance coverage		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York has also provided an opinion as to matters of U.S. federal income tax. Certain legal matters with respect to Austrian law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Freshfields Bruckhaus Deringer LLP, Vienna, Austria. Freshfields Bruckhaus Deringer LLP, Vienna, Austria has also provided an opinion as to matters of Austrian income tax. Covington & Burling LLP, New York, New York is U.S. federal and New York State law counsel for the underwriters in connection with this offering. Schönherr Rechtsanwälte GmbH, Vienna, Austria is counsel to the underwriters with respect to Austrian law.

EXPERTS

The financial statements as of December 31, 2014 and December 31, 2013 and for each of the two years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PwC Wirtschaftsprüfung GmbH, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered offices of PwC Wirtschaftsprüfung GmbH are located at Erdbergstrasse 200, 1030 Vienna, Austria.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Austria, and our registered offices and a substantial portion of our assets are located outside of the United States. In addition, most of the members of our management board and our supervisory board and our senior management are residents of Austria and jurisdictions other than the United States. As a result, it may be difficult for you to effect service of process upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States.

We have appointed CT Corporation as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction arising out of or based upon the ADSs or the underwriting agreement related to the ADSs.

Litigation in Austria is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. According to the Austrian Enforcement Act (Exekutionsordnung—EO), foreign judgments are only enforceable if reciprocity is warranted by a bilateral or multilateral treaty between the countries involved or by an ordinance (Verordnung) of the Austrian government (in which ordinance the Austrian government confirms reciprocity). As the United States and Austria do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters (except for arbitration awards in such matters), a final judgment for payment of money rendered by a Federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. Federal securities laws, will not be enforceable, either in whole or in part, in Austria. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Austria, such party may submit to the Austrian court the final judgment rendered in the United States. Under such circumstances, a judgment by a Federal or state court of the United States against us or our managing directors will be regarded by an Austrian court only as evidence of the outcome of the dispute to which such judgment relates, and an Austrian court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Austria. Furthermore, actions brought in an Austrian court against us or the non-U.S. members of our management board and supervisory board and our senior management to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. For example, proceedings in Austria would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into the German language. For these reasons, it may be difficult for a U.S. investor to bring an original action in an Austrian court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board and supervisory board and senior management. In addition, even if a judgment against our company, the non-U.S. members of our management board and supervisory board or our senior management based on the civil liability provisions of the U.S. federal securities laws is obtained in the U.S., a U.S. investor may not be able to enforce it in Austrian courts.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement on Form F-1 under the Securities Act of 1933, including relevant exhibits and schedules, with respect to the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and the ADSs. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements pursuant to Section 14 of the Exchange Act or to file quarterly reports on Form 10-Q, among other things. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and certified by an independent public accounting firm.

We also maintain an internet website at www.nabriva.com. The information contained on, or that can be accessed from, our website does not form a part of this prospectus.

Nabriva Therapeutics AG

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

		Six Months Ended June 30
(in thousands)	Notes	2014	2015
Other income		€951	€1,348
Research and development expenses	6	(3,459)	(6,802)
General and administrative expenses		(1,051)	(2,298)
Other gains (losses), net		35	(1)

Operating result		€(3,524)	€(7,753)

Financial income	7	2,075	6,154
Financial expenses	7	(2,668)	(12,474)

Financial result	7	€(593)	€(6,320)

Loss before taxes		€(4,117)	€(14,073)

Taxes on income		(2)	(12)

Loss for the period		€(4,119)	€(14,085)

Other comprehensive income (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations		—	14

Other comprehensive income for the period		—	14

Total comprehensive loss for the period		€(4,119)	€(14,071)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

	Six Months Ended June 30
Loss per share	2014	2015
Basic (€ per share)	(12.68)	(28.75)
Diluted (€ per share)	(12.68)	(28.75)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands)	Notes	As of December 31, 2014	As of June 30, 2015
Assets
Non-current assets
Property, plant and equipment		€314	€309
Intangible assets		10	6
Long-term receivables		326	337

		650	652

Current assets
Current receivables		1,543	2,574
Cash and cash equivalents	9	1,770	34,860

		3,313	37,434

Total assets		€3,963	€38,086

Equity and liabilities
Capital and reserves
Share capital	1	€328	€1,058
Capital reserves	1, 4.1	66,458	135,546
Reserve for transaction costs	2.6	—	(1,755)
Other reserves		(21)	(7)
Treasury shares		(19)	(19)
Accumulated losses		(96,905)	(110,990)

		(30,159)	23,833

Non-current liabilities
Borrowings	12	2,834	1,842
Investment from silent partnership	11	522	—
Other financial liabilities	15	1,817	—
Deferred tax liability		9	10
Other liabilities	16	68	73

		5,250	1,925

Current liabilities
Borrowings	12	2,963	1,568
Convertible loans	13	16,253	—
Trade payables		292	1,172
Preferred dividend rights	14	—	3,789
Other financial liabilities	15	5,942	1,499
Other liabilities	16	2,591	4,295
Current income tax liabilities		831	5

		28,872	12,328

Total equity and liabilities		€3,963	€38,086

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Cash Flows

		Six Months Ended June 30
(in thousands)	Notes	2014	2015
Cash flow from operating activities
Loss for the period		€(4,119)	€(14,085)
Adjustments for:
Taxes on income recognized in profit or loss		2	12
Financial income recognized in profit or loss		(2,266)	(6,154)
Financial expense recognized in profit or loss		2,859	12,474
Depreciation and amortization expense		62	66
Valuation stock option program		14	4
Other non-cash-income		(311)	(60)
Changes in long-term receivables		(1)	(9)
Changes in current receivables		(510)	(1,030)
Changes in trade and other liabilities		172	1,028
Interest paid		(167)	(464)
Interest received		1	—
Taxes paid		(2)	(839)

Cash flow utilized by operating activities		(4,266)	(9,057)

Purchase of plant and equipment and intangible assets		(9)	(52)

Cash flow utilized by investing activities		(9)	(52)

Proceeds from shareholders		—	42,096
Proceeds from new silent partnership		475	1,000
Proceeds from convertible loans		1,550	3,097
Repayments of long-term borrowings		(292)	(2,611)
Repayments of substance participation rights		—	(5)
Equity transaction costs		—	(1,394)
Changes in restricted cash		52	—

Cash flow generated from financing activities		1,785	42,183

Net cash flow		(2,490)	33,074

Cash and cash equivalents at beginning of period	9	3,292	1,770
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies		—	16

Cash and cash equivalents at end of period	9	€802	€34,860

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands)	Nominal capital / share capital	Capital reserves	Reserve for transaction costs	Treasury shares	Accumulated losses	Foreign currency translation reserve	Total
Notes	4.1	4.1	2.6, 4.1

January 1, 2014	€328	€66,386	€—	€(19)	€(83,525)	€—	€(16,830)

Stock options	—	14	—	—	—	—	14
Loss for the period	—	—	—	—	(4,119)	—	(4,119)

Total comprehensive loss for the period	—	—	—	—	(4,119)	—	(4,119)

June 30, 2014	€328	€66,400	€—	€(19)	€(87,644)	€—	€(20,935)

January 1, 2015	€328	€66,458	€—	€(19)	€(96,905)	€(21)	€(30,159)

Paid in capital	511	41,585	—	—	—	—	42,096
Conversion of convertible loans	204	30,177	—	—	—	—	30,381
Contribution of silent partnerships	15	2,255	—	—	—	—	2,270
Bifurcation of liability component due to preferred dividend rights	—	(3,742)	—	—	—	—	(3,742)
Equity transaction costs	—	(1,191)	(1,755)	—	—	—	(2,946)
Stock options	—	4	—	—	—	—	4
Loss for the period	—	—	—	—	(14,085)	—	(14,085)
Other comprehensive income, net of tax	—	—	—	—	—	14	14

Total comprehensive income (loss) for the period	—	—	—	—	(14,085)	14	(14,071)

June 30, 2015	€1,058	€135,546	€(1,755)	€(19)	€(110,990)	€(7)	€23,833

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(in thousands, except per share data)

1.	General Information

Nabriva Therapeutics AG, together with its 100% owned and consolidated U.S. subsidiary Nabriva Therapeutics US, Inc., (“Nabriva”, “the Group” or the “Company”) is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva was incorporated in Austria as a spin-off from Sandoz GmbH in October 2005 and commenced operations in February 2006. The Company’s headquarters are at Leberstrasse20, A-1110 Vienna. Nabriva Therapeutics US, Inc. was founded and began operations in the United States in August 2014.

The Management Board approved the unaudited condensed consolidated interim financial statements for issuance on August 18, 2015.

April 2015 Financing

On March 31, 2015, the Company entered into an agreement with certain existing and new investors to issue and sell common shares with contractual preference rights, including a preferred dividend right (the “April 2015 financing”). The contractual preference rights arise under a shareholders agreement, signed on April 2, 2015, by all shareholders of the Company (the “Shareholders Agreement 2015”) entered into in connection with the April 2015 financing. In connection with this financing, the Company agreed to sell the shares in two tranches. In April 2015, Nabriva closed the sale of the first tranche of 730,162 shares, including the sale of 511,188 shares at a price per share of €82.35 for €42,096 in cash consideration and the sale of 218,974 shares in exchange for the conversion of outstanding convertible loans and silent partnerships investments. The Company also agreed to sell a second tranche of shares to these investors at the investors’ option for an aggregate purchase price of $70,000 if the Company does not complete a public offering in the United States within specified parameters or by a specified date.

2.	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise noted.

2.1	Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with the International Accounting Standard, or IAS, 34 “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with the International Financial Reporting Standards, or IFRSs, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. In the opinion of management, the unaudited condensed consolidated interim financial statements contain all adjustments that are necessary to state fairly the Company’s financial position as of June 30, 2015 and comprehensive income (loss) and cash flows for the six months ended June 30, 2014 and June 30, 2015.

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

2.2	Application of International Financial Reporting Standards (IFRSs)

The accounting policies adopted are consistent with those of the previously completed financial year. The application of amendments to existing standards that are required to be applied for the first time from January 1, 2015 are not expected to have a material impact on the Company’s consolidated financial statements for the year ending December 31, 2015.

2.3	Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of Nabriva Therapeutics AG and its 100% owned U.S. subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the date the Company gains control until the date the company ceases to control the subsidiary.

As of June 30, 2015, the Company has one 100% owned subsidiary, Nabriva Therapeutics US, Inc., King of Prussia, PA, USA, founded in August 2014. Nabriva’s chief executive officer, as well as the majority of the clinical development team, are employed with the U.S. subsidiary.

The financial statements of all consolidated companies have the statement of financial position interim date June 30, and are prepared in accordance with Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

2.4	Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The management team is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the allocation of the Company’s resources and to assess overall performance.

2.5	Income Taxes

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.6	Transaction Costs

Transaction costs incurred in conjunction with the April 2015 financing have been recorded as deductions from equity under the line item Capital Reserves in the condensed consolidated statement of financial position (see also Note 4.1). Transaction costs incurred in conjunction with the preparation of the planned initial public offering have already been recorded as deductions from equity as a separate line item (“Reserve for transaction costs”), although new equity has not yet been recorded.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company has not used derivatives or other hedging instruments to mitigate these risk factors.

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

There have been no changes in the Company’s finance department, which is responsible for financial risk management, or in the Company’s financial risk management policies since December 31, 2014.

4.	Critical Accounting Estimates and Assumptions

The preparation of unaudited condensed consolidated interim financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were generally the same as those that applied to the consolidated financial statements for the year ended December 31, 2014.

4.1	April 2015 Financing

As described in Note 1, the Company entered into agreements with existing and new investors to issue and sell common shares with contractual preference rights under the Shareholders Agreement 2015 during the reporting period. In connection with this April 2015 financing, all existing convertible loan agreements and silent partnership interests were converted to common shares with contractual preference rights under the Shareholders Agreement 2015.

On March 31, 2015, the Company, its existing investors and new investors in the April 2015 financing signed the Investment and Subscription Agreement 2015, (the “ISA 2015”).

The signing of the ISA 2015 resulted in the following effects with respect to the Company’s existing financial instruments:

a)	the lenders under all existing convertible loan agreements, or CLAs, irrevocably waived their claims for payment of interest accrued on the loan amounts, which was treated as a significant modification according to IAS 39.40,

b)	all CLA lenders irrevocably waived and acknowledged the termination of their call option rights granted under the CLAs, and

c)	all silent partners irrevocably agreed to the forfeiture of their claims for payment of interest accrued on their silent partnership investments.

Pursuant to the Shareholders Agreement 2015, signed on April 2, 2015 by all shareholders of the Company, the holders of the shares issued in the April 2015 financing were granted certain preferential rights. These rights include the right for certain shareholders to acquire additional shares of the Company against payment of the nominal amount of €1.00 per share following an appropriate resolution of all shareholders. This right is referred to hereafter as the “preferred dividend”. The preferred dividend accrues at a rate per annum equal to 8% of the original issue price per share of the April 2015 financing, based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain triggering events, including an initial public offering, a trade sale and a liquidation. The preferred dividend is cumulative and perpetual. Upon the closing of an initial public offering and issuance of the shares for nominal value in satisfaction of the preferred dividends, the Shareholders Agreement 2015 and all contractual preference rights provided therein will terminate.

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

The shares issued in the April 2015 financing were recorded upon registration of the capital increase in the Austrian commercial register in May 2015. As a result of the preferred dividend right, the Company is deemed to have issued a compound instrument consisting of common shares accompanied by the preferred dividends. The total consideration from the April 2015 financing, including the conversion of convertible loans and the contribution of silent partnership interests, has been allocated between the liability and equity components of the compound instrument in accordance with IAS 32 “Financial Instruments: Presentation”. The liability portion arises as a result of a provision in the Shareholders Agreement 2015 executed in connection with the April 2015 financing under which the Company’s shareholders have covenanted to vote in favor of the requisite shareholder resolutions to allow the Company to satisfy the preferred dividend rights. As a result, the Company cannot avoid fulfilling the preferred dividend rights if a triggering event occurs, and thus, the obligation to satisfy the preferred dividend rights upon the occurrence of a triggering event is outside the control of the Company.

The total consideration from the April 2015 financing and the related conversion of the outstanding convertible loan agreements and silent partnership interests amount to €74,747 and have been allocated between the liability and the equity components of the compound instrument in accordance with IAS 32. The Company has measured the liability component by discounting the contractual stream of future cash flows to present value, adjusting for the likelihood and potential timing of the different triggering events specified in the Shareholders Agreement 2015. The value of the liability was €3,742 when the shares were issued on May 30, 2015, and amounted to €3,789 as of June 30, 2015, with the increase in value being recorded as financial expense in the consolidated statement of comprehensive income (loss) (see Notes 7 and 14). The equity component of €71,005 is the residual amount of the total consideration after deduction of the liability component.

The CLAs consist of a debt host contract and the conversion right. The combined instrument is measured at fair value prior to conversion, with the debt host contract being recorded with the nominal amount, and the conversion right recorded as the difference between the fair value and the nominal amount. Accrued interest in the amount of €3,274 as well as the call options issued in conjunction with certain outstanding convertible loans in the amount of €1,473 have been terminated and the resulting income has been recorded in the Financial Income line item in the condensed consolidated statement of comprehensive income (loss). See also Notes 7, 13 and 15 for further information.

Prior to the conversion of the silent partnerships investments, their value was adjusted due to a change in the expected exit proceeds as a result of the April 2015 financing. The resulting €748 adjustment of amortized cost, which was calculated by use of the option pricing model, was recorded in the Financial Expense line item in the unaudited condensed consolidated statement of comprehensive income (loss) (see also Notes 7 and 11).

Transaction costs incurred in conjunction with the April 2015 financing in the amount of €1,191 have been recorded as a deduction from equity under the Capital Reserves line item in the condensed consolidated statement of financial position.

4.2	Exercise of Call Options

On May 13, 2015, Kreos Capital IV (Expert Fund) Limited exercised its call option rights for 9,107 common shares with contractual preference rights identical to the preference rights of the shares issued in the April 2015 financing. Pursuant to the option agreement dated July 4, 2014 the number of shares to be issued was calculated by dividing €750 (i.e. 15% of the loan granted by Kreos Capital IV (UK) Limited in July 2014) by the price per share of the latest external financing as of the date of exercise (i.e. €82.35 per share as agreed in the April 2015 financing). In July 2015, Kreos Capital IV (Expert Fund) Limited signed the subscription statement for the shares and paid the exercise price of €1.00 per share. As a result, the 9,107 shares were issued upon registration with the Austrian commercial register in July 2015. Accordingly the options were still classified as a financial liability as of June 30, 2015. The fair value of the call options was determined using the Option Pricing Method. The fair

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

value adjustment of €474, due to a change in expected exit proceeds as a result of the April 2015 financing, was recorded in the Financial Expense line item in the unaudited condensed consolidated statement of comprehensive income (loss) (see also Notes 7 and 15).

5.	Seasonality of Operations

The Company‘s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results.

6.	Research and Development Expenses

Research and development expenses mainly increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 due to increased third party expenses related to preparation for the Company’s planned Phase 3 clinical trials for lefamulin, manufacturing of the related clinical trial supply as well as increased headcount in the U.S. subsidiary.

7.	Financial Income and Expenses

	Six Months Ended June 30
(in thousands)	2014	2015
Interest income
Bank deposits	€1	€—

Total	€1	€—

Interest and similar expense
Kreos Loan 2014	€—	€(497)
FFG Loan	(21)	(36)
ERP Loan	(24)	—
Convertible loans	(1,940)	(2,583)
Preferred dividend rights	—	(47)
Other financing fees	(121)	(155)
Interest according to IAS 20.10A	(311)	(61)

Total	€(2,417)	€(3,379)

Silent partnership
Adjustment to amortized cost following a change in expected exit proceeds	€26	€(748)

Total	€26	€(748)

Other finance income/(expenses)
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to extension of repayment date for CLAs	€—	€1,063
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to acceleration of repayment date for one CLA	—	(260)
Adjustment of carrying amount of financial liabilities according to IAS 39.40 due to waiver of interest for CLAs	—	3,274
Valuation call options related to CLAs	(115)	344
Termination of call options related to CLAs	—	1,473
Valuation call options related to Kreos Loan 2014	—	(474)
Valuation conversion rights related to CLAs	2,048	(7,601)
Adjustment of carrying amount of AWS Profit Share	(136)	(12)

Total	€1,797	€(2,193)

Total financial result	€(593)	€(6,320)

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Interest income arises on cash and cash equivalents. Interest expenses consist of interest payable on borrowings of all kinds (e.g. bank and other loans) and are expensed as incurred.

8.	Financial Instruments

In accordance with IAS 39 and IFRS 7, the Company’s financial instruments are classified as follows:

(in thousands)	Loans and receivables	Total
As of June 30, 2015
Assets as per condensed consolidated statement of financial position
Current receivables	€17	€17
Cash and cash equivalents	34,870	34,870

Total	€34,887	€34,887

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per condensed consolidated statement of financial position
Borrowings	€3,410	€—	€3,410
Preferred dividend rights	3,789	—	3,789
Other financial liabilities	204	1,295	1,499
Trade payables	1,174	—	1,174

Total	€8,577	€1,295	€9,872

The Company did not hold any financial instruments classified as “Available for sale” as of June 30, 2015.

In the table above, current receivables are only included to the extent they are classified as financial instruments. Current receivables as shown in the condensed consolidated statement of financial position also include other receivables, which mainly result from tax receivables and prepaid expenses.

The carrying amount of non-current liabilities (borrowings) equals their fair value, as non-current borrowings only comprise the loan agreement entered into with Kreos Capital IV (UK) Limited on July 4, 2014 (the “Kreos Loan 2014”), which, as the only loan from a third party, serves as a benchmark of an applicable market interest rate for the Company. The carrying amount of current borrowings is a reasonable approximation of their fair value, as the impact of discounting is not significant. The carrying amounts for current receivables and trade payables are assumed to approximate their fair value due to their relatively short maturity.

The following table presents the financial instruments measured at fair value and classified by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (as exchange rates) (Level 2).

•	Valuation techniques that include inputs for the asset or liability that are not based on observable market data (those are unobservable inputs) (Level 3).

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

It does not include fair value information for financial assets and liabilities not measured at fair value where the carrying amount is a reasonable approximation of the fair value.

(in thousands)	Level 1	Level 2	Level 3	Total
As of June 30, 2015
Liabilities as per consolidated statement of financial position
Other financial liabilities	€—	€—	€1,295	€1,295

Total Liabilities	€—	€—	€1,295	€1,295

Fair value of the conversion right and call option derivate instruments (Level 3) are determined using the option pricing model (OPM). There were no transfers between Level 1 and 2 in the period.

According to IFRS 13.93(e), the following table shows the reconciliation of Level 3 fair value measurements of financial liabilities:

(in thousands)	FVTPL (held for trading)	Total
Six Months ended June 30, 2014
Opening balance	€6,480	€6,480
Total (gains) losses in profit or loss	(1,933)	(1,933)
Issues of conversion rights	369	369

Closing Balance	€4,916	€4,916

Six Months ended June 30, 2015
Opening balance	€7,562	€7,562
Total (gains) losses in profit or loss	7,731	7,731
Issues of conversion rights	1,076	1,076
De-recognition/Settlement by issued equity instruments	(13,601)	(13,601)
Termination of options	(1,473)	(1,473)

Closing Balance	€1,295	€1,295

Total (gains) losses for the period result from the valuation of call options and conversion rights and are included in the finance income/expenses line item in the consolidated statement of comprehensive income (loss). Gains from the termination of options amount to € 1,473 and result from the waiver of call option rights related to the CLAs in the course of the April 2015 financing. The line item “De-recognition/Settlement by issued equity instruments” in the table above refers to the conversion rights reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing in the amount of € 13,601 as well as the exercise of call options related to the Kreos Loan 2014 in the amount of € 1,295.

9.	Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in thousands)	As of December 31, 2014	As of June 30, 2015
Cash at bank	€1,770	€34,860

Total cash and cash equivalents	€1,770	€34,860

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of June 30, 2015, € 34,826 (December 31, 2014: €1,694) was pledged as collateral for the Kreos Loan 2014. There were no restricted cash amounts as of December 31, 2014, or June 30, 2015.

10.	Share-Based Payments

The unaudited condensed consolidated interim financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

During the six months ended June 30, 2015, the Company recognized a share-based payment expense of € 4 (six months ended June 30, 2014: € 14). The share-based payment expenses in both periods resulted from vestings based on the Stock Option Plan 2007. Please refer to Note 20 for stock option grants after the reporting period.

11.	Investment from Silent Partnership

On January 20, 2015, the Company entered into a silent partnership agreement with BTHT GmbH & Co KG, or BTHT, for a contribution of €1,000. The terms and conditions of the silent partnership are equal to the terms and conditions of the silent partnership entered into in 2014, in which BTHT shares in the Company’s fair value and in profit and loss according to the agreed participation rate

Movements in the investment from silent partnerships are analyzed as follows:

(in thousands)
Amortized cost as of January 1, 2015	€522
Contributions	1,000
Adjustment to amortized cost	748
De-recognition/Settlement by issued equity instruments	(2,270)

Amortized cost as of June 30, 2015	€—

According to the Investment and Subscription Agreement 2015, signed on March 31, 2015 (see Note 1), all silent partnerships have been terminated and the respective claims converted into equity upon closing of the first tranche of the April 2015 financing. The resulting effect on amortized cost, which has been calculated by use of the option pricing model, is shown under “Adjustment to amortized cost” in the table above.

12.	Borrowings

(in thousands)	As of December 31, 2014	As of June 30, 2015
Non-current borrowings
Kreos Loan 2014	€2,834	€1,842

Total non-current borrowings	€2,834	€1,842

Current borrowings
FFG Loan	€1,685	€—
Kreos Loan 2014	1,278	1,568

Total current borrowings	€2,963	€1,568

Total borrowings	€5,797	€3,410

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Fixed assets in the amount of €184, the Company’s intellectual property, the receivables related to the research premium in the amount of €2,269, as well as cash on bank accounts in the amount €34,826 were pledged as collateral for the Kreos Loan 2014, which was entered into on July 4, 2014. In July 2015, Kreos Capital IV (UK) Limited agreed to release the Company from the pledge of its intellectual property upon the closing of an initial public offering.

13.	Convertible Loans

In addition to the four CLAs in an aggregate principal amount of €13,683, entered into with certain of the Company’s shareholders between 2011 and 2014, the Company entered into a fifth CLA on January 8, 2015 for an aggregate principal amount of €3,096 and otherwise on the same terms and conditions as the CLA dated July 4, 2014.

The lenders under all CLAs had the right to convert their claims for repayment into common shares with contractual preference rights. In conjunction with the fifth CLA, the repayment dates of all outstanding convertible loans were extended to December 31, 2015. If a loan had not been converted to common shares with contractual preference rights, it would have had to be redeemed on this date. In the course of the April 2015 financing (see Note 1), all outstanding CLAs were converted into common shares with contractual preference rights under the Shareholders Agreement 2015. All accrued and future interests as well as the call options issued in conjunction with certain outstanding convertible loans were waived and terminated upon the signing of the ISA 2015. Accordingly the respective credit balances of the outstanding convertible loans have been adjusted for the interest waived before the nominal amounts have been reclassified into equity upon issuance of the new shares. Further, all call options have been cancelled. The resulting income is shown within the financial income line item in the condensed consolidated statement of comprehensive income (loss) (see also Notes 6 and 15).

Movements in CLAs are analyzed as follows:

	Six Months Ended June 30
(in thousands)	2014	2015
Carrying amount as of January 1	€9,008	€16,253
Proceeds of issue	1,550	3,096
Separation of equity conversion feature	(369)	(1,076)
Effective interest accrued	1,940	2,583
Adjustment of carrying amount according to IAS 39.40/ IAS 39.AG8 due to extension of repayment date for CLAs	—	(803)
Adjustment of carrying amount according to IAS 39.40 due to waiver of interest for CLAs	—	(3,274)
De-recognition/Settlement by issued equity instruments	—	(16,779)

Carrying amount as of June 30	€12,129	€—

14.	Preferred Dividend Rights

In accordance with IAS 32, the preferred dividend rights of the shares issued in the April 2015 financing were bifurcated from the equity component of the compound instrument and recorded as a liability (see Note 4.1). The value of the liability was €3,742 at inception and €3,789 as of June 30, 2015. The increase in value of €47 was recorded as Financial Expense in the consolidated statement of comprehensive income (loss) (see Note 7).

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

15.	Other Financial Liabilities

(in thousands)	As of December 31, 2014	As of June 30, 2015
Financial liabilities at FVTPL
Call Options	€2,638	€1,295
Equity conversion rights from CLAs	4,924	—

Total financial liabilities at FVTPL	€7,562	€1,295

Others
AWS Profit Share	€192	€204
Substance Participation Rights (nominal value)	5	—

Total Others	€197	€204

Total other financial liabilities	€7,759	€1,499

Thereof
Current	€5,942	€1,499
Non-current	€1,817	€—

In the course of signing the ISA 2015, all call options associated with the convertible loan agreements entered into in 2011 and 2012 were waived. Accordingly, the €1,473 of liabilities were released in 2015, resulting in an income shown within the Financial Income line item in the condensed consolidated statement of comprehensive income (loss). The call options issued to Kreos Capital (Expert Fund) Limited were exercised in May 2015. However, the resulting shares had not been issued as of June 30, 2015 and are therefore still shown as a financial liability as of June 30, 2015 (see Note 4.2). The movements of fair value of the call options were as follows:

	Six Months Ended June 30
(in thousands)	2014	2015
Fair value as of 1 January	€1,435	€2,638
Termination of CLA options	—	(1,473)
Fair value adjustment	115	130

Fair value as of June 30	€1,550	€1,295

The equity conversion rights from the CLAs represent embedded derivatives that are not closely related to the host debt contracts and consequently accounted for separately at fair value. The conversion rights were reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing. The development of the fair value of the conversion rights was as follows:

	Six Months Ended June 30
(in thousands)	2014	2015
Fair value as of 1 January	€5,045	€4,924
Separation (recognition) of equity conversion right	369	1,076
Fair value adjustment	(2,048)	7,601
De-recognition/Settlement by issued equity instruments	—	(13,601)

Fair value as of June 30	€3,366	€—

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Regarding other financial liabilities resulting from preferred dividend rights please also refer to Note 4.1

16.	Other Liabilities

Other current liabilities include the following:

(in thousands)	December 31, 2014	June 30, 2015
Legal advisory	€48	€1,400
Employee bonuses	822	807
Consulting and other third-party services	136	525
Accrued expenses for external R&D services	243	533
Social security contributions on options under the SOP 2007	842	311
Unconsumed vacation	190	290
Accounting, tax and audit services	196	193
Other	114	236

Total other current liabilities	€2,591	€4,295

Provisions for legal advisory include €1,200 related to legal services rendered in preparation for a public offering and €109 for the April 2015 financing. Consulting and other third party services include €243, mainly fees for the financial printer, related to the planned public offering. The amounts related to the April 2015 financing and the planned public offering have been charged directly to equity. Social security contributions on options under the SOP 2007 decreased by € 531 due to a reduction in the fair value of those options after the April 2015 financing.

17.	Contingencies

The Company has no contingent liabilities in respect of legal claims arising in the ordinary course of business.

18.	Commitments

Lease Agreements

Lease agreements as stated in the annual consolidated financial statements for the year ended December 31, 2014 are still effective. No material changes occurred in the six month period ended June 30, 2015.

Other Contractual Commitments

In addition to the agreements described above, the Company has entered into a number of other agreements also entailing financial commitments for the future and relating mainly to services provided by third parties in connection with the conduct of clinical trials and other research and development activities. Some of these commitments are also subject to early termination clauses exercisable at the option of the Company. The remaining payments to be made under these agreements, if all milestones and other conditions are met, are estimated to be as follows:

(in thousands)	As of December 31, 2014	As of June 30, 2015
No later than 1 year	€867	€4,474
Later than 1 year and no later than 5 years	80	76
Later than 5 years	—	—

Total	€947	€4,550

Nabriva Therapeutics AG

Notes to Unaudited Condensed Consolidated Interim Financial Statements

19.	Related Party Transactions

During the six month periods ended June 30, 2014 and 2015, the Management Board was paid regular salaries and short term benefits. Selected members of the Supervisory Board received compensation for their board services in the form of cash compensation. In addition, Dr. George Talbot, a Supervisory Board member, was engaged by the Company for scientific consulting services for which he received a total of €14 and €59 during the six months ended June 30, 2015 and 2014, respectively, including fees related to his service as chairman of the Company’s Clinical Advisory Board. All services of Dr. Talbot were approved by the Supervisory Board and rendered at arms’s length.

On January 8, 2015, the Company entered into a new convertible loan agreement for a principal amount of €3,096 with Dr. Talbot, Dr. Colin Broom, the Company’s Chief Executive Officer and the following existing investors: Phase4 Ventures III LP, The Wellcome Trust Limited, HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. (see Note 13). In the course of the April 2015 financing (see Note 1), all CLAs were converted into common shares with contractual preference rights under the Shareholders Agreement 2015.

The unaudited condensed consolidated interim financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2014.

20.	Events after the Reporting Period

On May 13, 2015, Kreos Capital IV (Expert Fund) Limited exercised its call option rights for the entire amount as agreed in the option agreement, dated July 4, 2014, (which we refer to as a warrant) thereby requesting Nabriva to issue 9,107 common shares with contractual preference rights under the Shareholders Agreement 2015, based on the April 2015 financing purchase price per share of €82.35. In July 2015, Kreos Capital IV (Expert Fund) Limited signed the subscription statement and paid the exercise price of €1.00 per share. The shares were issued upon registration with the Austrian commercial register in July 2015.

In July 2015, the Company entered into an eight-year lease agreement to lease approximately 15,000 square feet of additional office space at the facility in the United States. Annualized lease payments amount to approximately $500,000 per year over the term of the lease.

The Company’s shareholders, management board and supervisory board adopted the Stock Option Plan 2015 on April 2, 2015 and the shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. An amendment to the amended and restated Stock Option Plan 2015 was approved by the shareholders on July 22, 2015. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of the conditional capital increase approved by the shareholders on June 30, 2015. The Stock Option Plan 2015 provides for the grant of options for up to 95,000 common shares to the Company’s employees, including members of the management board, and to members of the supervisory board. Grants of stock options for 91,905 common shares under this plan to members of the management board, selected members of the supervisory board and certain employees were made as of July 6, 2015. Options granted under the Stock Option Plan 2015 generally have a term of 10 years and vest over four years. Each option granted as of July 6, 2015 under the Stock Option Plan 2015 has an exercise price of €66.18 and a grant date fair value of €70.98. The Company estimates that it will recognize non-cash compensation expense of approximately €1,136 during the year ending December 31, 2015 related to the options granted under the Stock Option Plan 2015 on July 6, 2015.

Report of Independent Registered Public Accounting Firm

To the Management Board Members and Shareholders of Nabriva Therapeutics AG:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Nabriva Therapeutics AG and its subsidiary at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Vienna, Austria May 14, 2015

PwC Wirtschaftsprüfung GmbH

/s/ Aslan Milla
Aslan Milla
Austrian Certified Public Accountant

Nabriva Therapeutics AG

Consolidated Statement of Comprehensive Income (Loss)

		Year ended December 31
(in thousands)	Notes	2013	2014
Other income	5	€26,182	€1,805
Research and development expenses	6	(7,324)	(7,065)
General and administrative expenses	7	(2,869)	(2,876)
Other gains, net	9	171	105

Operating result		€16,160	€(8,031)

Financial income	10	4,026	1,086
Financial expenses	10	(8,200)	(6,363)

Financial result	10	€(4,174)	€(5,277)

Profit (loss) before taxes		€11,986	€(13,308)

Taxes on income	11	(776)	(72)

Profit (loss) for the period		€11,210	€(13,380)

Other comprehensive income (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations		—	(21)
Fair value gains on available-for-sale financial assets		1	—
Reclassification to financial result		(1)	—

Other comprehensive loss for the year		—	(21)

Total comprehensive income (loss) for the year		€11,210	€(13,401)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

		Year ended December 31
Earnings per share	Notes	2013	2014
Basic (€ per share)	12	34.53	(41.21)
Diluted (€ per share)	12	27.89	(41.21)

The notes are an integral part of these consolidated financial statements.

Nabriva Therapeutics AG

Consolidated Statement of Financial Position

		As of December 31
(in thousands)	Notes	2013	2014
Assets
Non-current assets
Property, plant and equipment	14	€360	€314
Intangible assets	15	20	10
Long-term receivables	17	295	326

		675	650

Current assets
Current receivables	17	1,055	1,543
Cash and cash equivalents	18	3,291	1,770
Restricted cash and restricted cash equivalents	18	303	—

		4,649	3,313

Total assets		€5,324	€3,963

Equity and liabilities
Capital and reserves
Share capital	19	€328	€328
Capital reserves	19	66,386	66,458
Other reserves		—	(21)
Treasury shares	19	(19)	(19)
Accumulated losses		(83,525)	(96,905)

		(16,830)	(30,159)

Non-current liabilities
Borrowings	22	503	2,834
Investment from silent partnership	21	—	522
Other financial liabilities	24	6,527	1,817
Deferred tax liability	11	—	9
Other liabilities	26	128	68

		7,158	5,250

Current liabilities
Borrowings	22	2,369	2,963
Convertible loans	23	9,008	16,253
Trade payables	25	377	292
Other financial liabilities	24	—	5,942
Other liabilities	26	2,470	2,591
Current income tax liabilities	11	772	831

		14,996	28,872

Total equity and liabilities		€5,324	€3,963

The notes are an integral part of these consolidated financial statements.

Nabriva Therapeutics AG

Consolidated Statement of Cash Flows

		Year ended December 31
(in thousands)	Notes	2013	2014
Cash flow from operating activities
Profit (loss) for the year		€11,210	€(13,380)
Adjustments for:
Taxes on income recognized in profit (loss)		776	72
Financial income recognized in profit (loss)		(4,026)	(1,086)
Financial expense recognized in profit (loss)		8,200	6,363
Depreciation and amortization expense		143	125
Net book value of disposals of assets		—	1
Valuation stock option program		124	72
Non-cash-income from debt relief		(20,870)	—
Other non-cash-income		(659)	(422)
Changes in long-term receivables		—	(29)
Changes in current receivables		2,624	(488)
Changes in trade and other liabilities		(1,168)	530
Interest paid		(102)	(416)
Interest received		3	2
Taxes paid		(4)	(4)

Cash flow utilized by operating activities	13	(3,749)	(8,660)

Purchase of plant and equipment and intangible assets		(24)	(68)
Proceeds from sale of property, plant and equipment		—	2
Proceeds from sale of available-for-sale financial assets		2,501	—

Cash flow generated from (utilized by) investing activities	13	2,477	(66)

Proceeds from silent partnership		—	475
Proceeds from long-term borrowings		—	4,645
Proceeds from convertible loans		1,500	3,550
Repayments of long-term borrowings		(583)	(1,750)
Changes in restricted cash		101	303

Cash flow generated from financing activities	13	1,018	7,223

Net cash flow		(254)	(1,503)

Cash and cash equivalents at beginning of period	18	3,545	3,291
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		—	(18)

Cash and cash equivalents at end of period	18	€3,291	€1,770

The notes are an integral part of these consolidated financial statements.

Nabriva Therapeutics AG

Consolidated Statement of Changes in Equity

(in thousands)	Nominal capital / share capital	Capital reserves	Treasury shares	Accumulated losses	Foreign currency translation reserve	Total
Notes	19	19	19

January 1, 2013	€328	€66,262	€(19)	€(94,735)	€—	€(28,164)

Stock options	—	124	—	—	—	124
Profit for the year	—	—	—	11,210	—	11,210

Total comprehensive income for the year	—	—	—	11,210	—	11,210

December 31, 2013	€328	€66,386	€(19)	€(83,525)	€—	€(16,830)

Stock options	—	72	—	—	—	72
Loss for the year	—	—	—	(13,380)	—	(13,380)
Other comprehensive loss, net of tax	—	—	—	—	(21)	(21)

Total comprehensive loss for the year	—	—	—	(13,380)	(21)	(13,401)

December 31, 2014	€328	€66,458	€(19)	€(96,905)	€(21)	€(30,159)

The notes are an integral part of these consolidated financial statements.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

(in thousands, except per share data)

1.	General Information

Nabriva Therapeutics AG, together with its 100% owned and consolidated U.S. subsidiary Nabriva Therapeutics US, Inc., (“Nabriva,” “the Group” or the “Company”) is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva was incorporated in Austria as a spin-off from Sandoz GmbH in October 2005 and commenced operations in February 2006. The Company’s headquarters are at Leberstrasse 20, A-1110 Vienna. Nabriva Therapeutics US, Inc. was founded and began operations in the United States in August 2014.

The Management Board approved the consolidated financial statements for issuance on May 14, 2015.

2.	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise noted.

2.1	Basis of Preparation

The consolidated financial statements of Nabriva Therapeutics AG have been prepared on a historical cost basis in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, London, and the Interpretations of the International Financial Reporting Interpretations Committee, or IFRIC.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Going concern

Since inception, the Company’s activities have consisted primarily of raising capital and performing research and development activities to advance its product candidates. The Company is still in the development phase and has not been marketing any products commercially to date. Since inception, the Company has incurred significant losses from operations and expects losses to continue for the foreseeable future, as a result of the Company’s R&D activities and in line with its long-term business plan and the general biopharmaceutical business model. The Company’s success depends primarily on the successful development and regulatory approval of its product candidates and its ability to finance operations.

As of December 31, 2014, Nabriva had a low cash balance and a negative net equity position. Management plans to obtain adequate financing through equity or debt financing arrangements, government grants and/or third party collaborations. There can be no assurance that the Company will be able to obtain adequate funding to finance operations until approval and market entry of its products. Nevertheless, investors have continued to support Nabriva and subsequent to year end its financial position has improved significantly (please refer to Note 31 for further details on events after the reporting period).

These consolidated financial statements have therefore been prepared on a going concern basis that contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

2.2	Application of New and Revised International Financial Reporting Standards (IFRSs)

First-time adoption of new or revised standards and interpretations

In the current year the IASB issued the following new standards, interpretations or amendments that are mandatorily effective for the first time from January 1, 2014:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities;

•	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities;

•	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets;

•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting; and

•	IFRIC 21 Levies.

The application of these Amendments and Interpretation has had no material impact on the Company’s consolidated financial statements.

New and revised standards and interpretations in issue but not yet effective

At the time of authorization of these consolidated financial statements for publication, a number of revisions, amendments and interpretations had already been published by the International Accounting Standards Board, or IASB, but their application was not yet mandatory. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•	IFRS 9 Financial Instruments (applicable to financial years beginning on or after January 1, 2018): IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not reclassified. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The Company is in the process of assessing the impact of IFRS 9.

•	IFRS 15 Revenue from contracts with customers (applicable to financial years beginning on or after January 1, 2017): IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The Company is in the process of assessing the impact of IFRS 15.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.3	Consolidation

The consolidated financial statements incorporate the financial statements of Nabriva Therapeutics AG and its 100% owned U.S. subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the date the Company gains control until the date the company ceases to control the subsidiary.

As of December 31, 2014 the Company has one 100% owned subsidiary, Nabriva Therapeutics US, Inc., King of Prussia, PA, USA, founded in August 2014. Nabriva’s chief executive officer as well as the majority of the clinical development team are employed with the U.S. subsidiary.

The financial statements of all consolidated companies have the statement of financial position date December 31, and are prepared in accordance with Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

2.4	Segment Reporting

The Company operates in one reportable segment, which comprises the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The Management team is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the allocation of the Company’s resources, and to assess overall performance.

2.5	Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency. The assets and liabilities of the U.S. subsidiary with a functional currency different from the Company’s presentation currency are translated using the closing rate method. Income and expense items are translated at the average exchange rate for the period. Exchange differences arising are recognized in other comprehensive income (loss) and accumulated in equity as foreign currency translation reserve included in other reserves.

Transactions and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss) (see also Note 9).

2.6	Basic Recognition and Valuation Principles

These consolidated financial statements are prepared on the basis of historical cost of acquisition with the exception of certain items such as available-for-sale financial assets or some financial liabilities (debt derivatives

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

resulting from conversion rights and options), which are shown at fair value. The consolidated statement of comprehensive income (loss) is presented using the cost-of-sales method. In the consolidated statement of comprehensive income (loss) and consolidated statement of financial position certain items are combined for the sake of clarity or immateriality. As required by IAS 1, assets and liabilities are classified by maturity. They are classified as current if they mature within one year, and otherwise as non-current.

2.7	Grant Income

Grant income comprises (a) grants received from the Vienna Center for Innovation and Technology (Zentrum für Innovation, or ZIT) and the Vienna Business Promotion Fund (Wiener Wirtschaftsförderungsfonds, or WWFF), (b) the research premium from the Austrian government and (c) the interest advantage of government loans according to IAS 20.10A. Please refer to Note 5 for further details on all forms of grant income.

The WWFF grant is paid out through the landlord in the form of a monthly reduction in lease payments and is recognized over the period from grant date in March 2010 until end of the lease term in December 2017. The ZIT grants were provided to support specific research projects and are recognized according to the progress of the respective project. The research premium is calculated as 10% of a specified research and development cost base. It is recognized to the extent the research and development expenses have been incurred. All grants are non-refundable as long as the conditions of the grant are met. Nabriva is and has been in full compliance with the conditions of the grants and all related regulations. If, in the future, compliance with all obligations cannot be fully assured, any related contingent liability will be treated in accordance with IAS 37.

According to IAS 20.10A the benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit due to the difference between the market rate of interest and the rate of interest charged by the governmental organization is measured as the difference between the initial carrying value of the loan determined in accordance with IAS 39 and the proceeds received. This benefit is deferred (recorded in the line item “other liabilities” (see Note 26)), and recognized through profit and loss over the term of the corresponding financial liabilities in accordance with IAS 20.10A. For further information on the market interest rate and the nominal interest rates of the government loans please refer to Note 22. The loan is recognized and measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

2.8	Research and Development Expenses (IAS 38)

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. All research costs are expensed as incurred. IAS 38 (Intangible Assets) prohibits the capitalization of research costs; development costs must be capitalized when the following criteria have been fulfilled:

•	It is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	Management intends to complete the intangible asset and to utilize or sell it;

•	There is an ability to utilize or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and/or other resources to complete the development and to utilize or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

The following costs, in particular by their nature, constitute research and development expenses: the appropriate proportions of direct personnel and material costs, related overheads for internal or external technology, engineering and other departments that provide services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.

The Company’s projects are currently in the research and development phase and that marketing approval by European and foreign regulatory authorities is not, nor will be, available for any product in the near future. Therefore, expenditure on research and development is not capitalized as an intangible asset, but is recognized as an expense in the period in which it is incurred.

2.9	Leases

When a significant portion of the risks and rewards of ownership is retained by the lessor leases are classified as operating leases, otherwise as finance leases. Payments made by the Company on operating leases, mainly in connection with the rental agreements for the premises in Austria and the United States, are charged to the consolidated statement of comprehensive income (loss) over the period of the lease. The Company does not enter into finance leases.

2.10	Dividend Distribution

To date Nabriva has not paid dividends. Dividend distribution to the Company’s shareholders shall be recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.11	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and amortization. Historical costs include the acquisition price, ancillary costs and subsequent acquisition costs less any discounts received on the acquisition price.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset where appropriate, but only when it is probable that future economic benefits associated with the item will accrue to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repair and maintenance costs are charged to consolidated statement of comprehensive income (loss) during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method over the estimated useful lives of the assets. In calculating the estimated useful life, the economic and technical life expectancy has been taken into consideration. The estimated useful lives of property, plant and equipment are as follows: 4-5 years for IT equipment, 5-10 years for laboratory equipment and 4-10 years for other plant and office equipment. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. When assets are sold, closed down or scrapped, the difference between the net proceeds and the net carrying amount of the asset is recognized as a gain or a loss in other operating income or expenses.

2.12	Intangible Assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it into use. These costs are amortized on a straight-line basis over their estimated useful lives (3-10 years).

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

2.13	Impairment of Non-Financial Assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.14	Financial Assets

Purchases and sales of financial assets are recognized on their trade date – the date on which the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories: (a) Loans and receivables, (b) Held-to-maturity financial assets and (c) Available-for-sale financial assets. The classification of the financial instruments depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, and reviews the classification at each reporting date.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for items with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are classified as long-term or current receivables in the consolidated statement of financial position. Loans and receivables are carried at amortized cost.

2.15	Impairment of Financial Assets

At the end of each reporting period the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. For equity securities classified as available-for-sale, a decline in fair value below acquisition cost is considered as an indicator that the securities are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the line item financial expense – is removed from other comprehensive income and recognized in the consolidated statement of comprehensive income (loss).

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

2.16	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are classified as cash on hand and deposits held on call with banks and may include other short-term highly liquid investments with original maturities of three months or less. They are recorded at their principal amount.

Cash which is not available for our immediate and general use is not included in cash and cash equivalents, but recorded as a separate asset in the consolidated statement of financial position.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

2.17	Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument, depending on whether the substance of the contractual arrangement of the instrument meets the definitions of either a financial liability or an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or (ii) a contract that will or may be settled in the Company’s own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the Company has an unconditional right to avoid settlement in cash or another financial asset.

Share capital

The Company’s share capital is made up of no-par value registered shares with a nominal value of €1.00 per share. Each share has one equal vote.

Pursuant to a shareholders agreement certain common shares have contractual preference rights, including a liquidation preference over other common shares. In addition, common shares with contractual preference rights under the shareholders agreement have an anti-dilution protection that is not applicable for other common shares. Pursuant to Austrian law the Company cannot be contractually obliged to deliver cash to any individual or group of shareholders, e.g. via distribution of dividends or redemption of shares. Such transactions always require a resolution by the general meeting of shareholders.

The Company’s common shares, including those with contractual preference rights under the shareholders agreement, are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. Upon the closing of an Initial Public Offering (IPO), the shareholders agreement and all contractual preference rights provided therein will terminate.

Treasury shares

When the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.18	Borrowings

According to IAS 39 borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income (loss) over the period of the borrowings using the effective interest method.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

The Company has obtained loans from various governmental agencies for certain research and development projects. These loans bear an interest rate below the market interest rate. The difference between fair value and the notional amount at inception is treated as a grant in accordance with IAS 20.10A (please refer to Note 2.7 for further details).

2.19	Silent Partnership

On June 26, 2014 Nabriva entered into a silent partnership agreement, which entitles the silent partner to a proportionate share in the fair value of the Company, similar to a shareholder, including a share in profit or loss, according to an agreed participation rate (see Note 21).

Apart from an ordinary termination of the silent partnership agreement, which is possible for the first time on June 30, 2018, Nabriva or the silent partner may terminate the silent partnership agreement early for material cause. Depending on the cause of termination of the silent partnership agreement, the compensation for the silent partner may be in cash or in common shares with contractual preference rights under a shareholders agreement as follows:

•	If shareholders of the Company sell more than 25% of their shares, Nabriva may terminate the silent partnership agreement and may choose to compensate the silent partner at fair market value in cash or shares according to the agreed participation rate.

•	Certain transactions, e.g. liquidation of the Company, discontinuation of the business or essential parts of the business, sale of significant parts or all of the assets of the Company, or other extraordinary transactions that may impair the Company’s ability to continue as a going concern, need the prior written approval of the silent partner. If Nabriva wanted to execute such a transaction, e.g. selling a significant part of the assets, Nabriva may terminate the silent partnership agreement if the silent partner believes the deal is commercially not beneficial and would exercise a veto right. If an external expert confirms that the transaction is commercially beneficial, the silent partner will be compensated in cash at fair market value, or otherwise in cash at capital contributed plus interest.

•	If Nabriva mandates an advisor or a bank for the preparation of an IPO of the Company, it may terminate the silent partnership agreement and the investor will be compensated in shares. The number of shares that would be delivered to the silent partner is not yet fixed as it depends on certain future events.

•	If the lenders under one of the Convertible Loan Agreements (see Notes 2.20 and 23) decide to convert a convertible loan into shares, the silent partner may terminate the silent partnership agreement and has the right to be compensated in shares at terms and conditions similar to the Convertible Loan Agreement dated November 25, 2013.

To settle its obligations upon termination of the silent partnership, (a) Nabriva cannot unilaterally decide to avoid a cash payment, and (b) Nabriva may be obliged to deliver a variable number of its own equity instruments. Therefore, the silent partnership agreement is classified as financial liability according to IAS 32.11. According to IAS 39 contributions of the silent partner have been initially measured at fair value and subsequently at amortized cost, representing the silent partner’s share in the proceeds resulting from an exit event (trade sale or initial public offering), which has been calculated by use of the option pricing model (see Note 4.1).

2.20	Convertible Loans

Between 2011 and 2014 Nabriva entered into four Convertible Loan Agreements , or CLAs, with some of its shareholders. The lenders have the right to convert their entire claim for repayment of the loans into common shares with contractual preference rights under a shareholders agreement. Depending on whether the loans are

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

converted prior or post the execution of an external equity financing agreement in the amount of at least €5 million, the conversion price shall either be the share price as defined in the shareholders agreement, or the share price of the external equity financing round. Accordingly the shares to be delivered shall either have the same rights as the latest shares issued or the shares issued in the course of the new equity financing. If a loan is not converted, it shall be redeemed on the respective repayment date. In conjunction with the first two CLAs in 2011 and 2012, Nabriva also granted the lenders additional call options to acquire additional shares. No transaction costs were incurred in conjunction with the CLAs. For further information on the CLAs as well as the additional call options, please refer to Notes 23, 24 and 29.

The convertible loans represent two financial instruments: an interest bearing loan and an option in form of an equity conversion right for the holders of these instruments. The loan feature of the contract represents a host debt contract that is accounted for at fair value at inception in line with IAS 39.41 and subsequently at amortized cost following the effective interest method. The fair value upon initial recognition is determined as the difference between the fair value of the compound financial instrument as a whole and the fair value of the equity conversion right and additional call options (if any).

Due to the fact that the conversion price is not yet fixed but is dependent on future developments, the equity conversion right is considered a financial liability in accordance with of IAS 32. The conversion right is separated from the host contract and accounted for at fair value (determined by use of the option pricing model; see Note 4.1) at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss).

The additional call options represent embedded derivatives to the respective loan agreements and are separated from the main contract. The call options are accounted for at fair value (determined by use of the option pricing model; see Note 4.1) at inception and in subsequent periods with changes in fair value being recognized as profit or loss in the financial result line item in the consolidated statement of comprehensive income (loss). For further reference see Note 2.22.

2.21	Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.22	Other Financial Liabilities

Financial liabilities are classified as either liabilities “at fair value through profit or loss”, or FVTPL, or “other financial liabilities”. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The carrying amount of other liabilities is effectively the same as their fair value because they are predominantly short-term.

There is an obligation to pay to Austria Wirtschaftsservice GmbH, or AWS, a certain amount upon the occurrence of specific future events, for example an initial public offering (see Note 24). This represents a financial liability that has to be accounted for at fair value initially and at amortized cost following the effective

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

interest method in subsequent periods. Any adjustments to the underlying cash flow projections and probabilities of such events are taken into consideration, with any fluctuations being recognized in line with IAS 39 AG 8 in the line items finance income or finance expense.

Financial liabilities “at fair value through profit or loss” (FVTPL)

Financial liabilities are classified as “at fair value through profit or loss”, or FVTPL, when the financial liability is either held for trading or it is designated as “at fair value through profit or loss”.

Financial liabilities “at fair value through profit or loss” are stated at fair value, with any gains or losses arising on re-measurement, incorporating any interest paid on the financial liability, recognized in the line items financial income or financial expenses in the consolidated statement of comprehensive income (loss).

The conversion feature as well as the call options issued in connection with the Convertible Loan Agreements (see Note 23), as well as with the Kreos Loan 2014 (see Note 22), which are shown under other financial liabilities in the consolidated statement of financial position, are classified as embedded derivatives to the respective loan agreements and are separated from the main contract (held-for-trading derivatives according to IAS 39.9). The fair values of the optional derivative instruments are calculated using an option pricing model, which is based on the Black-Scholes Model (see Note 4.1).

2.23	Employee Benefits

The Company is obliged to pay jubilee benefits in accordance with the collective bargaining agreement for the chemical industry, whereby the employee is entitled to receive a jubilee payment after being employed for a certain number of years. The Company’s net obligation in respect of these long-term employee benefits according to IAS 19.153 is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss under salaries (see Note 8) in the period in which they arise.

The Company is further legally required to make monthly contributions to a state plan classified as defined contribution plan. These contributions are recognized under expenses for social security and payroll related taxes (see Note 8).

The Company has a contractual obligation to pay bonuses to individual employees, including the members of the Management Board, on the basis of the Company’s performance and the performance of individual employees. The company recognizes a liability and an expense for bonuses earned during the year but not yet paid out. The expense is recognized in salaries (see Note 8) and the liability in other current liabilities (see Note 26).

2.24	Share-Based Payments

The Company operates equity-settled share-based compensation plans. The fair value of such share-based compensation is recognized as an expense for the employee services received in exchange for the grant of the options (Stock Option Plan 2007; see Note 20.1) or shares (Founders’ Program 2007; see Note 20). Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date and recognized as an expense over the respective vesting period.

Related social security contributions are accounted for as cash-settled share based payment transactions. A liability is recognized over the vesting period in respect of options to be exercised. As of the end of each reporting period the liability is adjusted by reference to the current market value of the shares.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Further, the Company issued substance participation rights to the members of the management board, which represent a cash-settled share-based plan under IFRS 2 (see Note 20.2). The fair value of the participation rights is determined by taking into account the probabilities and timing of the respective liquidation events in the projection of the expected cash flows for the participation rights. Once the fair value is determined, expense is recognized under other employee benefits expenses (see Note 8) and the liability under other liabilities (see Note 26). The fair value of the share-based payment liability is remeasured at the end of each reporting period. The nominal amounts of the participation rights have to be repaid in cash even in case of an extraordinary termination, and therefore they have been recognized separately as financial liability according to IAS 32 under other financial liabilities (see Note 24).

2.25	Deferred Income Tax

Deferred income tax (income or expenses) results from temporary differences between the carrying amount of an asset or a liability in the consolidated statement of financial position and its tax base. In accordance with IAS 12 (Income Taxes), the deferred tax assets/liabilities reflect all temporary valuation and accounting differences between financial statements prepared for tax purposes and IFRS financial statements.

Deferred income tax is provided in full using the liability method on temporary differences. Tax losses carried forward are taken into account in calculating deferred tax assets. Deferred income tax assets have not been recognized up to the end of the reporting period, as it is not foreseeable, when future taxable profits will be available against which the temporary differences can be utilized. For further details please refer to Note 11.

3.	Financial Risk Management

3.1	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company has not used derivatives or other hedging instruments to mitigate these risk factors.

a) Market risk

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, and to a much lesser extent the British pound. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. No formal policy has been set up to manage the foreign exchange risk arising from future transactions and planned expenses of the Company’s U.S. subsidiary. However the Company will attempt to minimize its net exposure by buying or selling foreign currencies at spot rates to facilitate committed or anticipated foreign currency transactions.

At the reporting date there was a net receivable in U.S. dollar equivalent to €5 (2013: €4) and a net liability in U.S. dollar equivalent to €23 (2013: €41) and in British pound equivalent to €51 (2013: 72). Foreign currency denominated receivables and payables are short term in nature (generally 30 to 45 days). As a result, foreign exchange rate movements during the year had no material effect on the consolidated financial statements.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Fair value interest rate risk and price risk

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates, whereas price risk is the risk that the value of a financial instrument will fluctuate due to changes in the market price.

The Company is currently not exposed to debt securities price risk from investments held by the Company and classified in the consolidated statement of financial position as available-for-sale. The Company is not exposed to commodity price risk. To manage its price risk from investments in securities in previous years, the Company diversified its portfolio in accordance with the rules set by the Supervisory Board, i.e. the Company only invests in government bonds and financial market securities with ratings higher than Moody’s A2 or Standard & Poor’s A.

All interest-bearing financial liabilities carry fixed interest rates. Fair value interest rate risk is therefore limited to the valuation of any embedded derivatives and other financial liabilities. However, changing interest rates do not have a material impact on the valuation of these instruments. Accordingly fair value interest rate risk is immaterial.

Cash flow interest rate risk

Cash flow interest rate risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company’s operating cash flows are substantially independent of changes in market interest rates. The Company’s interest rate risk arises from non-current borrowings. Apart from current and non-interest-bearing trade payables, the Company has only fixed rate borrowings. Interest rate risk is therefore immaterial.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds (bank accounts, cash balances and securities) is limited because the counterparties are banks with high credit ratings from international credit rating agencies. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable (see Note 17).

c) Liquidity risk

Liquidity risk (funding risk) is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Prudent liquidity risk management involves maintaining sufficient cash and marketable securities, ensuring the availability of adequate funding in the form of committed credit facilities and being able to close out market positions. The Company manages liquidity risk by maintaining adequate reserves, continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The Company only invests in securities that can be converted into cash promptly.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

The table below shows the residual maturities of the financial liabilities and receivables at the end of the reporting period. The amounts disclosed are the contractual undiscounted cash flow values.

(in thousands)	Less than 1 year	Between 1 and 5 years	Over 5 Years
As of December 31, 2013
Borrowings	€(2,913)	€(590)	€—
Convertible loans	(12,930)	—	—
Other financial liabilities	—	(6,783)	—
Trade payables	(377)	—	—
Receivables	118	—	295

Total	€(16,102)	€(7,373)	€295

As of December 31, 2014
Borrowings	€(3,847)	€(3,474)	€—
Convertible loans	(16,253)	—	—
Other financial liabilities	(6,048)	(1,817)	—
Trade payables	(292)	—	—
Receivables	202	—	326

Total	€(26,238)	€(5,291)	€326

3.2	Capital Risk Management

The main objectives of the Company’s capital management are to ensure the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may issue new shares or sell assets to reduce debt.

The total amount of equity as recorded on the consolidated statement of financial position is managed as capital by the Company.

4.	Critical Accounting Estimates and Assumptions

The preparation of consolidated financial statements requires Management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. Judgments made by Management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

4.1	Fair Value Estimation

As described in Note 16, the Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. The following paragraphs provide information about determination of the fair value of financial instruments. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Valuation of total equity and certain financial instruments

The fair value of the total equity is determined by Management and takes into account the most recently available valuation of the Company, determined with the assistance of an independent valuation specialist, and the assessment of additional objective and subjective factors the Company believes are relevant.

Management considers numerous objective and subjective factors to determine the best estimate of the fair value of the equity and certain financial instruments that represent potential interests in the equity, including the following:

•	the progress of the research and development programs;

•	achievement of enterprise milestones, including the entering into collaboration and licensing agreements;

•	contemporaneous third-party valuations of the common shares;

•	the forecasted performance and operating results;

•	the estimated costs of capital to fund operations;

•	the rights and preferences of the financial instruments, e.g. liquidation preference of common shares with contractual preference rights under a shareholders agreement relative to other common shares, conversion rights of the Convertible Loan Agreements, etc.;

•	the likelihood of achieving a discrete liquidity event, such as a sale of the Company or an initial public offering given prevailing market conditions; and

•	external market and economic conditions impacting the industry sector

In determining the fair values of the equity, three generally accepted approaches were considered: income approach, market approach and cost approach. Based on the stage of development and information available, the Company has determined that the income approach is the most appropriate method.

Discounted cash flow, or DCF, a form of the income approach, is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The discount rate in the DCF analysis is based upon a weighted average cost of capital, or WACC. The WACC is derived by using the Capital Asset Pricing Model and inputs such as the risk-free rate, beta coefficient, equity risk premiums and the size of the Company.

After determining the fair value of total equity for each valuation date, the option pricing method, or OPM, was used to estimate the fair value for all financial instruments that represent claims on the Company’s assets, including the different share classes as well as the following instruments:

•	options under the Stock Option Plan 2007, or SOP 2007 (see Note 20.1);

•	the investment from the silent partnership (see Note 21);

•	options related to the Kreos Loan 2014 (see Note 22); and

•	options and conversion rights related to the Convertible Loans Agreements (see Note 23).

Under this approach, each class of securities is modeled as a combination of call options with a unique claim on the assets of the company. The characteristics of each security’s class define these claims. This reflects

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

differences in value allocation at different company value levels that result from differences in security classes, for example from liquidation preference rights, dividend accrual, etc. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of the Company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the entire equity. Volatility has been estimated based on the observed daily share price returns of peer companies over a historic period closely matching the period for which expected volatility is estimated. Volatility is defined as the annualized standard deviation of share price returns. In the allocation of equity, the company has also considered valuation outcomes through a sale of the company compared to an initial public offering and considered the probabilities of each at each valuation date, since the treatment of the liquidation rights is different for these two events. The aggregate value per security class is then divided by the number of securities outstanding to arrive at the value per security.

Valuations were performed by us with the assistance of an independent valuation firm for the following dates, deemed to be relevant either because a significant number of options under the SOP 2007 were granted on that date, or other financial instruments, for which the fair value had to be determined, were issued, or because the fair value of certain financial instruments had to be determined for year-end reporting: July 7, 2007, January 21, 2011, December 31, 2011, March 16, 2012, December 31, 2012, December 31, 2013, July 4, 2014 and December 31, 2014. For the avoidance of doubt: options granted under the SOP 2007 are equity-settled share-based compensations and thus are measured at fair value only at grant date and then recognized as an expense over the respective vesting period (see Note 20.1).

The valuations for these dates relied on DCF models to derive the total enterprise value. The cash flow projections were based on probability-weighted scenarios which considered estimates of time to market, market share and pricing of lefamulin in the target indications. The cash flow projections were estimated over a period equal to the expected patent life, and a terminal value period was not applied. The expected sales were estimated using a detailed market model that comprises historical and expected number of therapies as well as prices of relevant drugs per indication and region, based on market reports, surveys and estimates by Management. Production and research and development costs were estimated at the indication level with general and administrative costs and selling and marketing costs estimated at the overall company level. A WACC of 16.0% was applied for each valuation date. The OPM relies on the anticipated timing and probability of a liquidity event based on then current plans and estimates of the Management Board as per each valuation date. As of July 4, 2014 and December 31, 2014 the probability of an initial public offering was estimated at 60% (2013 and earlier: 10%) and of a sale at 40% (2013 and earlier: 90%). As per December 31, 2014 the estimated volatility was 65% (2013: 80%) based on historical trading volatility for the publicly traded peer companies and a time to liquidity of 0.5 years for the IPO scenario and 2.5 years for the trade sales scenario (2013: 1.2 years and 4.4 years, respectively).

4.2	Forest Stock Purchase Agreement

In 2012 the Company and its shareholders entered into a Stock Purchase Agreement with Forest Laboratories Inc. (“Forest”) pursuant to which Forest obtained the exclusive right to acquire 100% of the outstanding shares of Nabriva until the first anniversary of the agreement. Pursuant to the agreement Forest reimbursed Nabriva for the external research and development (R&D) costs incurred in connection with the joint development plan during the twelve months period. The reimbursements from Forest were recorded under other income (see Note 5). Since Nabriva remained the sponsor for all external R&D work and the sole owner of any intellectual property being generated in the course of this collaboration, all related external R&D costs are recorded under research material and purchased services (see Note 6). Forest also provided a $25,000 loan to the Company, which the Company could repurchase for €1.00 in the event Forest chose not to exercise its option to purchase the Company.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Due to the continuing successful development of Nabriva’s lead compound lefamulin, the Company’s Management, at the time of the preparation of the 2012 financial statements, assumed it was probable that Forest would exercise its option and acquire all shares in the Company in the first half-year of 2013. Consequently, probable and contingent liabilities resulting from this assumption were recorded in the 2012 financial statements. Specifically, the Company stipulated amendment agreements with its current employees and specified other beneficiaries under the SOP 2007, whereas in the event that Forest exercised its purchase option and the transaction closed, these beneficiaries would receive a cash bonus upfront and would participate in future proceeds as if their options had been converted to common shares. In return, the beneficiaries agreed to irrevocably exercise all options outstanding at that date. Accordingly, the Company made provisions for the cash bonus amounting to €704 in 2012. The provisions were included under other current liabilities in the consolidated statement of financial position. However, in May 2013 Forest decided not to exercise the option, and therefore the respective probable and contingent liabilities were released in 2013. The $25,000 loan has been repurchased for €1.00 resulting in a non-recurring income in 2013. Due to the fact, that the repurchase for €1.00 economically represents a premium paid by Forest for their exclusive option right to acquire Nabriva within the specified one year period, the respective income is shown under other income in 2013. For further information on the implications on the financial statements please refer to Notes 5 and 8. After termination of the agreement with Forest no open rights or obligations exist. Furthermore, the company has not entered into any other collaborative agreements up to the end of the reporting period.

5.	Other Income

Other income consists of the following items:

	Year ended December 31
(in thousands)	2013	2014
Income from repurchase of Forest Laboratories loan	€20,871	€—
Research premium	1,449	1,028
Cost reimbursements	2,906	—
Government grants (IAS 20.10A)	659	422
Grants from WWFF and ZIT	297	355

Total	€26,182	€1,805

The research premium is an Austrian R&D premium of 10% on research and development expenses, which is paid out in cash by the Austrian fiscal authorities.

In 2008 the Company was granted a loan from the Austrian Research Promotion Agency (Österreichische Forschungsförderungsgesellschaft, or FFG) in the nominal amount of €1,685, with a fixed interest rate of 2.50% per year. In 2010 the Company received a loan of €3,500 from the ERP Fund with a fixed interest rate of 2.25% (see Note 22). According to IAS 20.10A, the differences between the nominal interest rates of these R&D support loans and the market rate of interest, estimated at 33.40% (see Note 22), are treated as a government grant and recognized over the term of the corresponding financial liabilities (see Note 2.7).

The WWFF grant in the amount of €750 was received in March 2010 from the Vienna business promotion fund (Wiener Wirtschafsförderungsfonds, or WWFF) as a lease subsidy. The grant was paid out to the landlord of Nabriva’s premises and is passed on to Nabriva in the form of 94 equal monthly reductions to the leasing fees until December 2017. The grant is non-refundable except in certain cases, e.g. bankruptcy of the Company or violation of the grant conditions, e.g. if statements in the application were falsely made or inspections by WWFF are not allowed. Nabriva is, and has been, fully compliant with all grant conditions. In case Nabriva terminated

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

the leasing agreement before December 2017, the landlord would have to repay the aliquot remaining part of the grant to WWFF, and the Company cannot record any further monthly grant income; however, no repayment obligation would arise for the Company in that case.

In July 2012 the Company was awarded a grant in the amount of €430 from the Vienna Center for Innovation and Technology (Zentrum für Innovation und Technologie, or ZIT) for the project “extended-spectrum pleuromutilins (ESP) – innovative broad spectrum antibiotics”. In December 2013 ZIT awarded the Company a grant in the amount of €346 for another project under the ESP program. Both ZIT grants represent 45% of the approved project costs; the 2012 grant includes an additional €10 bonus for female project leaders. Both grants allowed for upfront payments in the amount of 50% of the grant. Both upfront payments were received after 50% of the respective projects were already completed. Therefore no recognition as deferred grant income in the line item other liabilities was necessary. The remaining 50% for the 2012 ZIT grant were paid out upon audit and acceptance of the final project report and cost accounting in November 2013. The final project report and cost accounting for the 2013 ZIT grant were submitted in March 2015 and payment of the remaining 50% is expected in the second quarter of 2015. Since the project was successfully completed prior to December 31, 2014, and the project costs by far exceed the approved costs, the full grant income was recognized. Both grants are non-refundable, except in the case of non-compliance with ZIT regulations, e.g. false statements in grant application, refusal or obstruction of inspections by ZIT, not using the funds for the approved project, not submitting a final project report in time, shut-down of the Company or relocation outside of Vienna. The Company is and has been in full compliance with ZIT regulations.

Cost reimbursements amounting to €2,906 in 2013 relate to the Forest Stock Purchase Agreement (see Note 4.2). Further, as the Forest Stock Purchase Agreement was terminated in accordance with its terms, the Company was entitled to repurchase the buyer loan granted by Forest for €1.00 (see Note 4.2). The resulting income from this repurchase amounted to €20,871 in 2013.

6.	Research and Development Expenses

Research and development expenses include the following items (nature of expense):

	Year ended December 31
(in thousands)	2013	2014
Staff costs	€2,350	€3,366
Research materials and purchased services	2,789	1,325
Other research and development expenses	2,076	2,282
Depreciation and amortization	109	92

Total	€7,324	€7,065

Research materials and purchased services include all expenses for materials and services in respect of research activities. They consist of:

	Year ended December 31
(in thousands)	2013	2014
Non-clinical research & development	€1,681	€1,018
Clinical phase I and II studies	800	—
Laboratory & research materials	308	307

Total	€2,789	€1,325

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Other research and development expenses consist of:

	Year ended December 31
(in thousands)	2013	2014
Infrastructure expenses	€1,113	€1,084
Intellectual property and trademark related expenses	479	513
Advisory and external consultancy expenses	227	436
Travel expenses	120	142
Other expenses	137	107

Total	€2,076	€2,282

7.	General and Administrative Expenses

General and administrative expenses include the following items (nature of expense):

	Year ended December 31
(in thousands)	2013	2014
Other general and administrative expenses	€1,201	€1,751
Staff costs	1,634	1,092
Depreciation and amortization	34	33

Total	€2,869	€2,876

Other general and administrative expenses include the following:

	Year ended December 31
(in thousands)	2013	2014
Infrastructure expenses	€381	€365
Advisory and external consultancy expenses	155	363
Tax consulting, payroll accounting, accounting and auditing expenses	226	351
Legal expenses	92	263
Travel expenses	119	114
Supervisory board fees	184	99
Other expenses	44	196

Total	€1,201	€1,751

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

8.	Expense Classification by Function

IAS 1.83 requires companies that present their statement of comprehensive income (loss) using the classification by function method to disclose in the notes as additional information the expenses classified by nature. They are as follows:

	Year ended December 31
(in thousands)	2013	2014
Staff costs	€3,984	€4,458
Materials and purchased R&D services	2,789	1,325
Depreciation and amortization	143	125
Other	3,277	4,033

Total	€10,193	€9,941

Thereof recorded in the consolidated statement of comprehensive income (loss) as:
Research and development expenses	€7,324	€7,065
General and administrative expenses	2,869	2,876

Staff costs can be further broken down as follows:

	Year ended December 31
(in thousands)	2013	2014
Salaries	€3,254	€3,621
Expenses for social security and payroll related taxes	933	1,004
Other employee benefit expenses	(203)	(167)

Total	€3,984	€4,458

In 2013 other employee benefit expenses include the release of provisions for the cash bonuses and retention bonuses under the SOP 2007, which have been made in connection with the Forest stock purchase agreement in 2012 (see Note 4.2). Further expenses from share-based payment transactions (SOP 2007, SPR) are included under other employee benefit expenses. In 2014 these include the fair value adjustment of Substance Participation Rights after their mutual termination (see Note 20.2).

Post-employment benefit obligations

As required under Austrian labor law, the Company makes contributions to a state plan classified as defined contribution plan (Mitarbeitervorsorgekasse). Monthly contributions to the plan are 1.53% of salary with respect to each employee and are recognized as expense in the period incurred. In the year ended December 31, 2014 contribution costs amounted to €49 (2013: €48).

9.	Other Gains, Net

	Year ended December 31
(in thousands)	2013	2014
Foreign exchange gain	€33	€5
Foreign exchange losses	(25)	(11)
Other	163	111

Total	€171	€105

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

10.	Financial Income and Expenses

	Year ended December 31
(in thousands)	2013	2014
Interest income
Bank deposits	€3	€2
Other interest	220	—

Total	€223	€2

Interest and similar expense
Kreos Loan 2014	€—	€(424)
FFG Loan	(43)	(43)
Forest Loan	(324)	—
ERP Loan	(58)	(198)
Convertible loans	(2,933)	(4,658)
Other financing fees	—	(73)
Interest according to IAS 20.10A	(659)	(421)

Total	€(4,017)	€(5,817)

Silent partnership
Adjustment to amortized cost following a change in expected exit proceeds	€—	€(47)

Total	€—	€(47)

Other finance income (expenses)
Realized gains from sale of available-for-sale financial assets	€1	€—
Adjustment of carrying amount of financial liabilities according to IAS 39.40	3,802	—
Valuation call options related to Convertible Loan Agreements (CLAs)	(251)	(382)
Valuation call options related to Kreos Loan 2014	—	(117)
Valuation conversion rights related to CLAs	(3,932)	1,084

Total	€(380)	€585

Total financial result	€(4,174)	€(5,277)

Interest income arises on cash and cash equivalents. Interest expenses consist of interest payable on borrowings of all kinds (e.g. bank and other loans) and are expensed as incurred.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

As required by IFRS 7.20, interest on financial instruments is classified as follows:

(in thousands)	Loans and receivables	Other financial liabilities	Available for sale	FVTPL (held for trading)	Total
Financial result as per consolidated statement of comprehensive income (loss), year ended December 31, 2013
Finance income	€3	€4,022	€1	€—	€4,026
Finance expenses	—	(4,017)	—	(4,183)	(8,200)

Total	€3	€5	€1	€(4,183)	€(4,174)

Financial result as per consolidated statement of comprehensive income (loss), year ended December 31, 2014
Finance income	€2	€—	€—	€1,084	€1,086
Finance expenses	—	(5,864)	—	(499)	(6,363)

Total	€2	€(5,864)	€—	€585	€(5,277)

11.	Taxes on Income

	Year ended December 31
(in thousands)	2013	2014
Current tax	€(776)	€(63)
Deferred tax	—	(9)

Total income tax expense	€(776)	€(72)

In Austria taxes on income are calculated using the current corporate income tax rate of 25%. Under the Austrian Corporate Income Tax Act (KStG) a minimum amount of corporate income tax is levied even if there is a tax loss. In the U.S. Nabriva was subject to state taxes of 10% and federal taxes of 15% in 2014.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31
(in thousands)	2013	2014
Profit (loss) before taxes	€11,986	€(13,308)
Tax income (expense) at 25%	(2,997)	3,327
Expenses not deductible for tax purposes	(29)	(16)
Research premium income not subject to tax	356	264
Effect of deferred tax assets not recognized	(520)	(3,581)
Minimum Austrian corporate income tax	—	(4)
Utilization of previously unrecognized tax loss carryforwards	2,392	—
Creditable minimum corporate income tax (from prior years)	22	—
Effect of different tax rates of subsidiary operating in other jurisdiction	—	(2)
Effect on deferred tax balances due to expected change to a higher tax bracket in U.S. Federal tax rate from 15% to 35% effective 2016	—	(5)

Tax charge (tax expense recognized in profit or loss)	(776)	(17)
Effect of establishment of silent partnership	—	(55)

Total income tax expense	€(776)	€(72)

Deferred income tax

Deferred taxes have only been recognized to the extent it is likely that in the following period a taxable profit will be available against which the temporary difference can be utilized. Accordingly deferred taxes have only been recognized for the U.S. subsidiary, resulting in a deferred tax liability in the amount of €9 (2013: €0). The deferred tax liability results from an accelerated depreciation method of property, plant and equipment for tax purposes.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

With regard to Austrian income tax, there are temporary differences resulting in deferred tax liabilities in the amount of €73 (2013: €822) as stated in the table below. These are offset against deferred tax assets resulting mainly from tax loss carry-forwards showing the same amount and timing with the same fiscal authority. Therefore no deferred tax items are presented in the balance sheet or effects shown in the consolidated income statement with regard to tax effects from the Austrian tax jurisdiction.

	Year ended December 31
(in thousands)	2013	2014
Deferred tax asset from
Tax losses carried forward	€21,743	€26,531
Investment from silent partnership	—	231
Stock option plan	972	—
Other financial liabilities	1,028	—
Other non-current liabilities	—	4
Other current liabilities	190	—
Non-recognition of deferred tax assets	(23,111)	(26,693)

Total deferred tax assets	€822	€73

Deferred tax liability from
Property, plant and equipment	(8)	(8)
Borrowings	—	(24)
Convertible loans	(812)	(15)
Other non-current liabilities	(2)	—
Other financial liabilities	—	(26)

Total deferred tax liability	€(822)	€(73)

Deferred tax, net	€—	€—

The Company has unrecognized deferred tax assets on tax loss carry-forwards of €26,531 (2013: €21,743) related to cumulative tax loss carry-forwards in respect of losses of €106,122, and €162 (2013: €1,368) related to other temporary differences. Since the Company is in a loss-making position and has a history of losses, no deferred tax asset has been recognized. The tax loss carry-forwards will not expire.

12.	Earnings (Loss) per Share

Basic earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss attributable to shareholders by the weighted average number of shares outstanding during the year (excluding shares purchased by the company and held as treasury shares).

	Year ended December 31
(in thousands)	2013	2014
Earnings (loss) for the period	€11,210	€(13,380)
Weighted average number of shares outstanding	324,703	324,703
Excluded treasury shares on December 31	2,819	2,819

Basic earnings (loss) per share	€34.53	€(41.21)

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Diluted earnings/loss per share

Diluted earnings/loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. In 2013 the company had two categories of dilutive potential shares: convertible loans and related share options (see Note 23). The convertible loans, which can be converted into shares of the company at any time, were assumed to have been converted into ordinary shares, and the net profit was adjusted to eliminate the interest expense. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined using the OPM) based on the monetary value of the subscription rights attached to outstanding share options. As the share options pursuant to the SOP 2007 are contingent on an exit event they have been treated as contingently issuable shares. As the exit even has not taken place at the balance sheet date they have not been included in the diluted earnings per share calculation. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The anti-dilution provisions of the common shares with contractual preference rights under a shareholders agreement have not been considered in this calculation, as they are only applicable simultaneously with or after an issuance of new shares (or options, share equivalents or convertible securities of whatever nature) for a price of less than the purchase price of the common shares with contractual preference rights under the shareholders agreement. Pursuant to the anti-dilution provisions of the shareholders agreement, the rate applicable for issuing additional shares to holders of common shares with contractual preference rights under the shareholders agreement shall be adjusted according to a defined formula. The existing shareholders of common shares with contractual preference rights under the shareholders agreement waived their anti-dilution rights in conjunction with the financing in April 2015 (see Note 31).

In 2014 diluted loss per share equals basic loss per share because the conversion of all potentially dilutive shares (e.g. outstanding share options & conversion feature) would result in a decrease in the loss per share and is therefore not to be treated as dilutive.

	Year ended December 31
(in thousands)	2013	2014
Earnings (loss) for the period	€11,210	€(13,380)
Adjustment for dilutive effect of convertible loans	(893)	n/a

Earnings (loss) used to determine dilutive earnings (loss) per share	€10,317	€(13,380)
Weighted average number of shares outstanding	324,703	324,703
Adjustment for
Assumed conversion of convertible loans	37,768	n/a
Share Options	7,522	n/a

Weighted average number of shares for diluted earnings (loss) per share	369,993	324,703

Diluted earnings (loss) per share	€27.89	€(41.21)

13.	Notes to the Consolidated Statement of Cash Flows

The consolidated statement of cash flows has been prepared using the indirect method. It shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting period and differentiates between cash flows from operating activities, investing activities and financing activities. The funds included in the consolidated statement of cash flows are cash and cash equivalents.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Cash flow utilized by operating activities

The cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting period and includes changes in working capital.

Cash flow generated from (utilized by) investing activities

The cash flow from investing activities consists mainly of outflows of funds for the acquisition of tangible and intangible assets, as well as proceeds from sales and purchases of marketable securities.

Cash flow generated from financing activities

The cash flow from financing activities consists of cash flows from repayments of long-term borrowings of €1,750 (2013: €583), proceeds from the silent partnership of €475 (2013: €0), proceeds from long-term borrowings of €4,645 (2013: €0) and proceeds from a convertible loan in the amount of €3,550 (2013: €1,500).

14.	Property, Plant and Equipment

The movement on property, plant and equipment was as follows:

(in thousands)	IT equipment	Laboratory appliances	Other equipment	Total
As of January 1, 2013
Cost or valuation	€317	€2,110	€11	€2,438
Accumulated depreciation	(260)	(1,706)	(6)	(1,972)

Carrying amount	€57	€404	€5	€466
Year ended December 31, 2013
Beginning carrying amount	57	404	5	466
Additions	—	22	—	22
Disposals	0	—	—	0
Depreciation	(21)	(106)	(1)	(128)

Carrying amount	€36	€320	€4	€360

As of January 1, 2014
Cost or valuation	317	2,131	12	2,460
Accumulated depreciation	(281)	(1,811)	(8)	(2,100)

Carrying amount	€36	€320	€4	€360
Year ended December 31, 2014
Beginning carrying amount	36	320	4	360
Additions	62	5	—	67
Disposals	(2)	0	—	(2)
Depreciation	(22)	(92)	(1)	(115)
Foreign currency exchange differences	4	—	—	4

Carrying amount	€78	€233	€3	€314

€83 (2013: €97) of depreciation expense has been charged to research and development expenses and €32 (2013: €31) to general and administrative expenses.

All property, plant and equipment of Nabriva Therapeutics AG exceeding a book value of €1 has been pledged as collateral for the Kreos Loan 2014 (see Note 22), resulting in a total amount of pledged property, plant and equipment of €188 as of December 31, 2014 (2013: €0).

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

15.	Intangible Assets

The movement on intangible assets (software) was as follows:

(in thousands)	2013	2014
As of January 1
Cost or valuation	€293	€293
Accumulated amortization	(258)	(273)

Carrying amount	€35	€20

Year ended December 31
Beginning carrying amount	€35	€20
Additions	—	—
Amortization	(15)	(10)

Carrying amount	€20	€10

€9 (2013: €13) of amortization expense was charged to research and development expenses and €1 (2013: €2) to general and administrative expenses.

16.	Financial Instruments

In accordance with IAS 39 and IFRS 7, the financial instruments are classified as follows:

(in thousands)	Loans and receivables	Available for sale	Total
As of December 31, 2013
Assets as per consolidated statement of financial position
Current receivables	€118	€—	€118
Cash and cash equivalents	3,291	—	3,291
Restricted cash and restricted cash equivalents	303	—	303

Total	€3,712	€—	€3,712

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per consolidated statement of financial position
Borrowings	€2,872	€—	€2,872
Convertible loans	9,008	—	9,008
Other financial liabilities	47	6,480	6,527
Trade payables	377	—	377

Total	€12,304	€6,480	€18,784

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

(in thousands)	Loans and receivables	Available for sale	Total
As of December 31, 2014
Assets as per consolidated statement of financial position
Current receivables	€202	€—	€202
Cash and cash equivalents	1,770	—	1,770

Total	€1,972	€—	€1,972

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per consolidated statement of financial position
Borrowings	€5,797	€—	€5,797
Silent partnership	522	—	522
Convertible loans	16,253	—	16,253
Other financial liabilities	197	7,562	7,759
Trade payables	292	—	292

Total	€23,061	€7,562	€30,623

In the tables above current receivables are only included to the extent they are classified as financial instruments. Current receivables as shown in the consolidated statement of financial position also include other receivables, which mainly result from tax receivables and prepaid expenses (see also Note 17).

The carrying amount of non-current liabilities (borrowings) equals their fair value, as non-current borrowings only comprise the Kreos Loan 2014 (see Note 22), which – as the only loan from a third party – serves as a benchmark of an applicable market interest rate for Nabriva. The carrying amount of current borrowings is a reasonable approximation of their fair value, as the impact of discounting is not significant. The carrying amounts for current receivables and trade payables are assumed to approximate their fair value due to their relatively short maturity.

The following table presents the financial instruments measured at fair value and classified by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (as exchange rates) (Level 2).

•	Valuation techniques that include inputs for the asset or liability that are not based on observable market data (those are unobservable inputs) (Level 3).

It does not include fair value information for financial assets and liabilities not measured at fair value where the carrying amount is a reasonable approximation of the fair value.

(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2013
Liabilities as per consolidated statement of financial position
Other financial liabilities	€—	€—	€6,480	€6,480

Total liabilities	€—	€—	€6,480	€6,480

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2014
Liabilities as per consolidated statement of financial position
Other financial liabilities	€—	€—	€7,562	€7,562

Total liabilities	€—	€—	€7,562	€7,562

Fair value of the conversion right and call option derivate instruments (Level 3) are determined using the option pricing model (see Note 4.1). There were no transfers between Level 1 and 2 in the period.

According to IFRS 13.93(e) the following table shows the reconciliation of Level 3 fair value measurements of financial liabilities:

(in thousands)	FVTPL (held for trading)	Total
December 31, 2013
Opening balance	€1,905	€1,905
Total losses in profit or loss	4,183	4,183
Issues of conversion rights	392	392

Closing balance	€6,480	€6,480

December 31, 2014
Opening balance	€6,480	€6,480
Total gains in profit or loss	(585)	(585)
Issues of conversion rights	963	963
Issues of options	704	704

Closing balance	€7,562	€7,562

Total (gains) losses for the year result from the valuation of call options and conversion rights and are included in the finance income/expenses line item in the consolidated statement of comprehensive income (loss) (see Note 10).

17.	Long-term and current receivables

	As of December 31
(in thousands)	2013	2014
Deposits	€295	€326

Total long-term receivables	€295	€326
Tax office	845	1,220
Prepaid expenses	89	121
Receivables from grant income	86	173
Other receivables	35	29

Total current receivables	€1,055	€1,543

Total	€1,350	€1,869

The deposits shown under long-term receivables relate to a deposit for rent of the office building in Vienna.

Current receivables were all due within one year. None of them was either past due or impaired.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

As of December 31, 2014 receivables from the R&D premium in the amount of €1,239 (2013: €0), included in receivables from tax office, were pledged as collateral for the Kreos Loan 2014 (see Note 22).

18.	Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents and restricted cash were as follows:

	As of December 31
(in thousands)	2013	2014
Cash on hand	€0	€0
Cash at bank	3,291	1,770

Total cash and cash equivalents	€3,291	€1,770

Total restricted cash	€303	€—

As of December 31, 2013 the Company had €303 of restricted cash, pledged in conjunction with the loan from the ERP Fund (see Note 22). There were no restricted cash amounts as of December 31, 2014. As of December 31, 2014, €1,694 was pledged as collateral for the Kreos Loan 2014 (see Note 22).

19.	Share Capital and Capital Reserves

				Treasury shares
(in thousands)	Number of shares	Capital paid in by share- holders	Capital reserves	Number of shares	Book value	Total share capital
Balance as of January 1, 2013	327,522	€328	€66,262	2,819	€(19)	€65,571

Value of employee services (SOP 2007)	—	—	124	—	—	124

Balance as of December, 2013	327,522	€328	€66,386	2,819	€(19)	€66,695

Value of employee services (SOP 2007)	—	—	72	—	—	72

Balance as of December, 2014	327,522	€328	€66,458	2,819	€(19)	€66,767

Share capital

At December 31, 2014 the issued share capital amounted to €328 (2013: €328) and is fully paid up. The share capital is made up of 327,522 (2013: 327,522) no-par value bearer shares with a nominal value of €1.00 per share. The shares are divided, on a contractual basis but not pursuant to the Company’s articles of association, into 68,993 (2013: 63,884) common shares and 258,529 (2013: 263,638) common shares with contractual preference rights under a shareholders agreement (see also Note 2.17).

As of December 31, 2014 the authorized share capital amounts to €22 (2013: €22) for the satisfaction of option rights under the SOP 2007, to €125 (2013: €125) for the satisfaction of conversion and option rights under the Convertible Loan Agreements (CLAs), and to €3 (2013: €0) for the satisfaction of option rights related to the Kreos Loan 2014 (see Notes 22 and 24), respectively. The total authorized share capital therefore comprises of up to 150,392 (2013: 147,111) no-par value shares, whereby the options issued under the SOP 2007 shall be converted into common shares and the conversion rights and options issued under the CLAs, as well as the options related to the Kreos Loan 2014 shall be converted into common shares with contractual preference rights under a shareholders agreement.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

20.	Share-Based Payments

20.1	Stock Option Plan 2007

On September 12, 2007 the Company’s Management and Supervisory Boards resolved to implement a stock option plan for all employees (including members of the Management Board) with open-ended contracts of employment with the Company and for selected members of the Supervisory Board of the Company and further participants. The stock option plan became effective on September 28, 2007. The total number of options eligible that can be granted and vested in the beneficiaries under the Stock Option Plan does not exceed 29,889 (the overall number of options).

The options grant the beneficiaries the right to acquire shares in the Company. The vesting period for the options is four years following the date of participation. On the last day of the last calendar month of the first year of the vesting period, 25% of the options attributable to each beneficiary are automatically vested. On the last day of the last calendar month of the second year of the vesting period, a further 25% of the options are vested. During the third and fourth years of the vesting period, the remaining 50% of the options vest on a monthly pro rata basis (i.e. 2.083% per month).

Notwithstanding any of the above, the exercise of vested options is only permissible in case of a liquidation event (e.g. sale of 50% or more of the shares or assets of the Company, merger of the Company) or a qualified public offering. In case a liquidation event occurs, 50% of the remaining options not yet vested with a beneficiary at this point in time, shall vest with immediate effect. The beneficiaries are entitled to exercise the vested options from September 28, 2007 until September 27, 2017. Except in the case of a liquidation event, the beneficiaries are entitled to exercise vested options exclusively within a period of six weeks commencing the day after the Company’s Annual General Meeting.

The beneficiaries are not entitled to transfer vested options except to individuals by way of inheritance or bequest. Options do not entitle beneficiaries to exercise any shareholder rights. Beneficiaries may exercise shareholder rights only in virtue of any shares they hold.

As at December 31, 2014 the vested option rights outstanding amount to €3,903 (2013: €3,832) and is recorded under capital reserves (see Note 19). For further details on the related expenses see Notes 2.24 and 7).

Movements in the number of share options outstanding and their related weighted average exercise prices concerning the Stock Option Plan 2007 are as follows:

	2013		2014
Stock Option Plan 2007	Average exercise price in € per share	Options	Average exercise price in € per share	Options
Outstanding as of January 1	6.72	23,280	6.72	23,045
Granted	6.72	—	6.72	1,088
Forfeited	6.72	(235)	6.72	—

Outstanding as of December 31		23,045		24,133

The 1,088 options granted on August 31, 2014 were valued based on the OPM (see Note 4.1) as of July 4, 2014. There were no significant results from our development programs, or any other changes that may affect the company value, between July 4, 2014 and August 31, 2014. Therefore we believe the July valuation was still reasonable. The weighted average fair value of the options granted during the period was €192.07 per share

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

(2013: n/a). Share based compensation expense under the Stock Option Plan 2007 was €124 and €72 for the years ended December 31, 2013 and 2014, respectively. The significant inputs to the OPM are described in Note 4.1. Input parameters specific to the SOP 2007 include a probability weighted expected option life of 1.3 years (2013: 4.1 years).

The Founders’ Program 2007 is a further share-based payment scheme the beneficiaries of which are Dr. Gerd Ascher and Dr. Rodger Novak. There remain 623 shares available in form of stock options at an exercise price of €1.00 per share and otherwise on the same terms and conditions as set out in the Company’s Stock Option Plan 2007. The 623 options vested as follows: 25% of the options (156 shares) vested in November 2007. A further 25% (155 shares) vested in February 2008. The remaining 50% vested during the period from March 2008 to February 2010 on a monthly pro rata basis (i.e., 2.083% per month, or 13 shares). The fair value of each of these options at grant date is €132.48 per share. The options are fully vested but not yet exercised. Therefore, a balance of €112 (2013: €112) is recorded in capital reserves as at December 31, 2014. The corresponding expense was recorded over the vesting period under other employee benefit expenses (see Note 8). No further options were granted under the Founders’ Program 2007, and no options were forfeited or exercised in 2013 and 2014.

20.2	Substance Participation Rights

In 2010 and 2011 the Company issued substance participation rights (SPRs) amounting to a nominal capital of €8,509 in total. These rights were acquired by the members of the Management Board then in office, i.e. Dr. David Chiswell, Dr. Rodger Novak, Dr. William Prince and Mr. Ralf Schmid. Due to the termination of employment of Dr. David Chiswell and Dr. Rodger Novak in 2012, their respective substance participation rights were also terminated and repaid. Due to mutual termination of the participation rights of Dr. Prince and Mr. Schmid in 2014, the fair value according to IFRS 2 is zero. Only the nominal amount is still shown under other financial liabilities (see Note 2.24 for further details regarding the recognition of the fair value and the nominal amounts of the SPRs). The nominal amounts have already been paid back in 2015.

The participation rights were granted for an unlimited period of time and subordinated to claims of all other creditors of the Company. Following the occurrence of specific events (among other things sale of 50% or more of the shares of the Company, a merger of the Company, but explicitly not in case of an IPO) the participation rights holders were entitled to participate in the company value, the liquidation proceeds, as well as the hidden reserves according to a predetermined formal calculation. This exit participation would have been calculated as a function of the absolute amount of the proceeds of the transaction, with a defined lower limit. In case the proceeds fell below this limit, only the nominal value of the participation rights would have been redeemed. Any participation in the Company’s profits in addition to the above would have been subject to a shareholders’ resolution. The participation rights conferred no shareholders’ rights, in particular no rights to vote in the shareholders’ meetings, to subscribe to newly issued shares or to regularly receive a distribution of (part of the) distributable profit except under the conditions mentioned above.

(in thousands)	Year ended December 31
Fair value	2013	2014
Balance as of January 1	€38	€223
Fair value adjustment	185	(223)

Balance as of December 31	€223	€—

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

	As of December 31
Nominal amounts	2013	2014
Prince	€2,553	€2,553
Schmid	2,553	2,553

Balance as of December 31	€5,106	€5,106

21.	Investment from Silent Partnership

By partnership agreements dated June 26, 2014 the Company established a silent partnership with HTBT GmbH & Co KG, Vienna (“HTBT”), according to which HTBT shares in the Company’s fair value and in profit and loss according to the agreed participation rate. For further details on the compensation of the silent partner upon termination of the silent partnership refer to Note 2.19.

An ordinary termination by the Company or the silent partner is possible after June 30, 2018. Apart from the ordinary termination, the parties to the contracts are also entitled to terminate the contracts early for material cause without observing a notice period.

Contributions of the silent partners amount to €475 in 2014 (2013: €0) and are measured at amortized cost at the end of the reporting period, representing the silent partner’s share in the proceeds resulting from an exit event (trade sale or initial public offering), which has been calculated by use of the option pricing model (see Note 4.1) under the assumption that the silent partnership’s claim will be converted into equity upon execution of the Series B financing agreement in February 2015. The development is as follows:

(in thousands)
Amortized cost as of January 1, 2014	€—
Contributions	475
Adjustment to amortized cost	47

Amortized cost as of December 31, 2014	€522

22.	Borrowings

R&D Support Loans – FFG Loan (Project 819981) and ERP Loan

In 2008 the Company took out a loan (“FFG Loan”) from the Austrian Research Promotion Agency (Österreichische Forschungsförderungsgesellschaft) in the nominal amount of €1,685. The contractual maturity of the loan was December 31, 2014. In December 2014 the further deferral of the loan repayment had already orally been agreed with the FFG (subject to closing of the fifth Convertible Loan Agreement, see Note 31), and the FFG did not make use of its authorization to withdraw any due amounts on December 31, 2014. The formal written confirmation of the extension until April 30, 2015 was issued on February 2, 2015. In the course of the extension the interest rate was raised to 5.0% per annum.

In 2010 the Company took out a loan of €3,500 from the ERP Fund, 85% of which were secured by a guarantee from the Austria Wirtschaftsservice GmbH (“AWS”). The ERP Fund is part of the AWS organization, and the ERP Loan and the AWS guarantee are often granted in combination. The remaining 15% of the loan were secured by cash on a pledged account (see Note 18). This loan had a fixed interest rate of 2.25%. In 2014 the loan was fully repaid in advance in anticipation of entering into the Kreos Loan. Apart from the repayment of the outstanding principal amount of €1,458, an early repayment penalty in the amount of €18 was paid. Future interest payments as well as future fees for the AWS guarantee were forfeited.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

	Year ended December 31
(in thousands)	2013	2014
Non-current borrowings
ERP Loan	€503	€—
Kreos Loan 2014	—	2,834

Total non-current borrowings	€503	€2,834

Current borrowings
FFG Loan	1,565	1,685
Kreos Loan 2014	—	1,278
ERP Loan	804	—

Total current borrowings	€2,369	€2,963

Total borrowings	€2,872	€5,797

The maturity of borrowings is as follows:

	Year ended December 31
(in thousands)	2013	2014
No later than 1 year	€2,369	€2,963
Later than 1 year and no later than 5 years	503	2,834
Later than 5 years	—	—

Total	€2,872	€5,797

The nominal interest rates on the loans were as follows:

Lender	Nominal value (in thousands)	Carrying amount (in thousands)	Maturity	Nominal interest rate	Effective interest rate
FFG Loan	€1,685	€1,685	31.12.2014	2.50%	2.50%
Kreos Loan 2014	4,808	4,112	31.07.2017	11.9%	25.1%

The FFG Loan and the ERP Loan carry subsidized interest rates. The carrying amounts of these loans, shown in the table below, equal their fair values, which were calculated using an interest rate of 33.40%, based on the effective interest rate of a loan obtained from Kreos in 2009, which was considered to be the best estimate for a market interest rate for Nabriva at the time of the fair value calculation.

December 31, 2013, (in thousands)	Nominal value	Carrying amount
FFG Loan	€1,685	€1,565
ERP Loan	1,750	1,307
Total	€3,435	€2,872

December 31, 2014, (in thousands)	Nominal value	Carrying amount
FFG Loan	€1,685	€1,685

Total	€1,685	€1,685

The difference between nominal and fair value (carrying amount) is shown under other liabilities according to IAS 20.10A.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Kreos Loan 2014

On July 4, 2014 Nabriva entered into a loan agreement with Kreos Capital IV (UK) Limited (“Kreos”) to obtain a loan in the amount of €5,000 (“Kreos Loan 2014”). The loan ranks senior to the Convertible Loan (see Note 23). In connection with the loan agreement, Nabriva granted Kreos Capital IV (Expert Fund) Limited options to purchase shares of the company. The Company’s intellectual property, fixed assets exceeding a value of €1, the receivables related to the research premium and bank accounts were pledged as collaterals for the loan. The Company may sell or otherwise disburse of any of pledged fixed asset in the ordinary course of business, and may also withdraw any amounts from the pledged bank accounts, as long as it is not in default of the provisions of the loan agreement. The Company shall undertake all necessary measures to ensure the receipt of the research premium and transfer to a pledged account. Nabriva is entitled to prepay the loan in accordance with the terms of the loan agreement.

(in thousands)	Year ended December 31, 2014
Nominal loan amount	€5,000
Withheld transactions costs and instalment	(355)

Amount paid-out to Nabriva	€4,645
Separation of call options	(704)
Effective interest accrued	419
Interest paid	(248)

Carrying amount as of December 31	€4,112

23.	Convertible Loans

On July 27, 2011, the Company entered into a Convertible Loan Agreement (“CLA1”) with an aggregate principal amount of €8,000, made available to the Company by some of its shareholders in two tranches of €5,000 and €3,000 respectively. The first tranche was drawn down in August 2011, the second tranche was drawn down in December 2011.

On March 16, 2012 the Company entered into a second Convertible Loan Agreement (“CLA2”) with some of its shareholders with an aggregate principal amount of €633, which was drawn down in April 2012.

On November 25, 2013 the Company entered into a third Convertible Loan Agreement (“CLA3”), as amended on February 11, 2014, with some of its shareholders with an aggregate principal amount of €3,050,. The first tranche in the amount of €1,500 was drawn down in December 2013, the second tranche in the amount of €1,550 was drawn down in February 2014.

On July 4, 2014 the Company entered into a fourth Convertible Loan Agreement (“CLA4”) with some of its shareholders with an aggregate principal amount of €2,000, which was drawn down in July 2014.

For an overview of the participating shareholders please refer to Note 29.

The Lenders of all CLAs have the right to convert their entire claim for repayment of the loans into common shares with contractual preference rights under a shareholders agreement. Upon closing of the CLA3, the repayment date for all CLAs was set to December 31, 2014. The repayment date was extended to December 31, 2015 by an amendment agreement, which was executed on January 8, 2015. If a loan is not converted, it shall be redeemed on this date. In the course of the financing round in April 2015 (see Note 31), which was signed on March 31, 2015 and closed in April 2015, the CLAs will convert into common shares with contractual preference rights under the shareholders agreement. Based on the mutually signed term sheet for this financing, dated December 30, 2014, the conversion of the CLAs was already anticipated as of the end of the reporting period, and taken into consideration for the valuation of the financial instruments (see Note 4.1).

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

For all CLAs (except the second CLA) interest of 7.73% per annum for each tranche accrue from the respective disbursement date under each tranche until repayment. The second CLA does not bear interest, however a repayment premium equal to one time the principal amount has been agreed, i.e. in case of repayment the lenders would receive double the principal amount of the CLA2.

In addition, the Lenders of the first and second Convertible Loan Agreement have received call options to acquire common shares with contractual preference rights under a shareholders agreement reflecting the value of 20% of their participation in the loans. After consideration of the value of these call options as well as of the equity conversion feature and separation of these embedded derivatives on initial recognition and after consideration of the amendments (extended maturity), the weighted average effective interest rate of the convertible loans is 43,44% per annum (2013: 42,82% per annum). For more details on the call options please refer to Note 26.

By executing the Investment and Subscription Agreement 2015 (see Note 31), the CLA lenders waived all rights and claims they had in connection with the CLAs, in particular as all call option rights as well as claims on payments of the interest accrued on the loans.

	As of December 31
(in thousands)	2013	2014
Carrying amount at January 1	€8,769	€9,008
Proceeds of issue	1,500	3,550
Separation of equity conversion feature	(392)	(963)

Effective interest accrued	2,933	4,658
Adjustment of carrying amount according to IAS 39.40	(3,802)	—

Carrying amount as of December 31	€9,008	€16,253

24.	Other Financial Liabilities

	As of December 31
(in thousands)	2013	2014
Financial liabilities at FVTPL
Call options	€1,435	€2,638
Equity conversion rights from CLAs	5,045	4,924

Total financial liabilities at FVTPL	€6,480	€7,562

Others
AWS Profit Share	€42	€192
Substance Participation Rights (nominal value)	5	5

Total others	€47	€197

Total other financial liabilities	€6,527	€7,759

Thereof
Current	€—	€5,942
Non-current	6,527	1,817

In connection with the Convertible Loan Agreements entered into in 2011 and 2012 (i.e. CLA1 and CLA2), the Lenders received call options to acquire 7,554 common shares with contractual preference rights under a shareholders agreement reflecting the value of 20% of their participation in the loans based on a purchase price of €228.57, which was the price per share of the most recently completed financing round as of December 31, 2014. The number of shares a Lender will ultimately receive upon exercise of the call options may vary and will be

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

calculated by dividing 20% of a respective Lenders’ nominal value of the loans by the share price as agreed for the most recently completed financing round prior to exercise. In no event will the price used to determine the number of shares to be awarded upon exercise of the call options be less than €123.28 for the options outstanding as of December 31, 2014 in connection with CLA1 and CLA2, respectively. The lenders are entitled to exercise the call options at an exercise price of €1.00 at any time between the disbursement date of the individual loans and the fifth anniversary of the respective CLA.

In 2014 the Company entered into an Option Agreement which entitled Kreos Capital IV (Expert Fund) Limited to buy 3,281 common shares with contractual preference rights under the shareholders agreement based on the purchase price of €228.57, which was the price per share of the most recently completed financing round as of December 31, 2014. The Option Agreement was entered into in connection with a Loan Agreement between Nabriva and Kreos Capital IV (UK) Limited (a related party to Kreos Capital IV (Expert Fund) Limited). The call options can be exercised at an exercise price of €1.00 at any time between the funding date of the loan by Kreos Capital IV (UK) Limited and the earlier of (a) the tenth anniversary of the date of the Option Agreement, (b) consummation of the sale of the entire issued share capital of the Company or (c) the fifth anniversary of an initial public offering (IPO) of the Company. The number of shares that Kreos Capital IV (Expert Fund) Limited will ultimately receive upon exercise of the call options may vary and will be calculated by dividing 15% of the nominal value of the loan in the amount of €5 million by the share price as agreed for the most recently completed financing round prior to exercise.

The fair value of the call options was as follows:

	As of December 31
(in thousands)	2013	2014
Fair value as of January 1	€1,184	€1,435
Separation (recognition) of call options	0	704
Fair value adjustment	251	499

Fair value as of December 31	€1,435	€2,638

Further, the equity conversion right from the Convertible Loan Agreements represents an embedded derivative that is not closely related to the host debt and consequently accounted for separately at fair value. The development of fair value of the conversion right was as follows:

	As of December 31
(in thousands)	2013	2014
Fair value as of January 1	€721	€5,045
Separation (recognition) of equity conversion right	392	963
Fair value adjustment	3,932	(1,084)

Fair value as of December 31	€5,045	€4,924

Other financial liabilities also include a liability resulting from a profit–related guarantee fee (“AWS Profit Share”), which Nabriva granted to AWS in connection with the guarantee from AWS for 85% of the ERP loan (see Note 22). The obligation from the AWS profit share is payable upon the occurrence of one of the following events: (a) initial public offering (IPO), (b) sale of more than 25% of the shares in Nabriva to a strategic investor (not a financial investor, e.g. venture capital or private equity funds), or (c) reaching accumulated revenues of €10,000. It started with the drawdown of the loan and ends 2 years after full repayment of the loan. Further, the nominal value of Substance Participation Rights represents a financial liability. For further information on these please refer to Note 20.2.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

25.	Trade Payables

	As of December 31
(in thousands)	2013	2014
Domestic trade payables	€160	€165
Foreign trade payables	198	119
Outstanding invoices	19	8

Total trade payables	€377	€292

The average credit period on purchases of goods is 30 days. No interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest is charged at 3-month EURIBOR + 1-3 BP per annum on the outstanding balance. The Company has financial risk management policies in place to ensure that all payables are paid within the credit period.

26.	Other Liabilities

Other non-current liabilities include an obligation to pay jubilee benefits arising under the collective bargaining agreement for the chemical industry, by which employees are entitled to receive jubilee payments after being employed for a certain number of years. For this obligation a provision of €68 (2013: €48) has been made.

The Company’s net obligation in respect of the jubilee payments is calculated annually by an independent actuary in accordance with IAS 19.156 using the projected unit credit method. The principle actuarial assumptions used were as follows: discount rate of 2.0% (2013: 3.5%) and retirement at the age of 61.5-65 for men and 56.5-65 for women, future annual salary increases of 3%.

Other non-current liabilities also include the difference between the nominal and fair value of non-current financial liabilities according to IAS 20.10A in the amount of €0 (2013: €80).

Other current liabilities include the following:

	As of December 31
(in thousands)	2013	2014
Employee bonuses	€684	€822
Substance Participation Rights	223	—
Social security contributions on options under the SOP 2007	537	842
Accrued expenses for external R&D services	96	243
Accounting, tax and audit services	61	196
Unconsumed vacation	182	190
Overtime	5	8
Other	193	284
Government grants acc. to IAS 20.10A	483	—
Deferred income	6	6

Total other current liabilities	€2,470	€2,591

27.	Contingencies

The Company has no contingent liabilities in respect of legal claims arising in the ordinary course of business.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

28.	Commitments

Lease Agreements

In March 2007, a lease agreement for an unlimited period starting in December 2007 was entered into with CONTRA Liegenschaftsverwaltung GMBH for the use of business and research premises at Leberstrasse 20, 1110 Vienna. Within the first 10 years the contract can only be terminated under certain conditions. The monthly rental fee for the premises and laboratory furniture is €76 (2013: €76) and includes all operating costs. Additional monthly costs for facility management and security services amount to €8 (2013: €8).

In December 2014, a lease agreement for a two-year period starting December 2014 was entered into with EOS AT 1000 CONTINENTAL, LLC, for the use of office premises at 1000 Continental Drive, Suite 450, King of Prussia, PA 19406, USA. The monthly rental fee is $9.

The obligations under the lease agreements are payable as follows:

	As of December 31
(in thousands)	2013	2014
No later than 1 year	€914	€1,025
Later than 1 year and no later than 5 years	2,743	1,932
Later than 5 years	—	—

Total	€3,657	€2,957

Other contractual commitments

In addition to the agreements above, the Company has entered into a number of other agreements also entailing financial commitments for the future and relating mainly to services provided by third parties in connection with the conduct of clinical trials and other research and development activities. Some of these commitments are also subject to early termination clauses exercisable at the option of the Company. The remaining payments to be made under these agreements, if all milestones and other conditions are met, are estimated to be as follows:

	As of December 31
(in thousands)	2013	2014
No later than 1 year	€529	€867
Later than 1 year and no later than 5 years	31	80
Later than 5 years	—	—

Total	€560	€947

29.	Related Party Transactions

Nabriva Therapeutics US, Inc.

Effective August 28, 2014, the Company and its 100% owned subsidiary Nabriva US entered into a service agreement, pursuant to which Nabriva US provides to the Company certain management services and services related to the research and development activities of the Company at arm’s length. Nabriva’s CEO as well as the majority of the clinical development team are employed with the U.S. subsidiary. There is no profit transfer or loss compensation agreement between these two entities. Intercompany balances and transactions between the Company and its subsidiary have been eliminated on consolidation and are not disclosed in this note.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Details of transactions between the Company and other related parties are disclosed below.

Key management benefits

In 2014 the members of the Management Board of Nabriva were:

•	Colin Broom (since August 28, 2014)

•	Ralf Schmid;

•	Dr. William Prince;

•	Dr. Werner Heilmayer (until September 11, 2014); and

•	Dr. Zrinka Ivezić Schönfeld (until September 16, 2014).

Effective as of January 1, 2015, Dr. Steven Gelone was appointed member of the Management Board.

In 2014 and 2013 the members of the Management Board received salaries and short term benefits in the aggregate amount of €1,022 and €1,029, respectively. The members of the Management Board are entitled to receive a bonus of up to 35% of their annual fixed salary. The bonus percentage is based on the Company’s performance in the relevant year and is determined by the Supervisory Board.

Supervisory Board compensation

The members of the Supervisory Board were:

•	Dr. Denise Pollard-Knight (chair)

•	Mr. Axel Bolte (deputy chair)

•	Dr. David Chiswell

•	Dr. Robert Möllering (deceased on February 24, 2014)

•	Dr. George Talbot

•	Dr. Anja König (until July 2, 2014)

On January 8, 2015, Mr. Charles A. Rowland, Jr., CPA, MBA, was appointed member of the Supervisory Board. On April 2, 2015, Mr. Chen Yu, M.D., MBA, and Mr. Chau Quang Khuong were appointed members of the Supervisory Board.

The aggregate compensation of the members of the Supervisory Board amounted to €99 (2013: €184). In addition, Dr. George Talbot was engaged by the Company in 2014 for scientific consultancy services, for which he received a total of €138 (2013: €0), including fees related to his service as the chairman of the Clinical Advisory Board and travel expenses. All services of Dr. Talbot were agreed with the Supervisory Board and rendered at arm’s length.

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

Convertible Loan Agreements

The company entered into Convertible Loan Agreements see (Note 23) with some of its shareholders with an aggregate principle amount of €13,683 as of December 31, 2014 (2013: €10,133). The following shareholders and other related parties participated in the four Convertible Loan Agreements entered into up to the end of the reporting period:

	CLA1	CLA2	CLA3	CLA4
	July 27, 2011	March 16, 2012	November 25, 2013	July 4, 2014
Phase4 Ventures III LP (“Phase4”)	●	●	●	●
The Wellcome Trust Limited (“Wellcome Trust”)	●		●	●
Wellcome Trust Investments 3 Unlimited		●
HBM Healthcare Investments (Cayman) Ltd. (“HBM Healthcare”)	●	●	●	●
HBM BioCapital Invest Ltd. (“HBM BioCapital”)	●	●	●	●
The Global Life Science Ventures Fund II Limited Partnership (“GLSV Fund”)	●	●	●
The Global Life Science Ventures Fonds II GmbH & Co KG (“GLSV Fonds”)	●	●	●
Novartis Bioventures, Ltd. (NBV)	●	●
Novartis International Pharmaceutical Investment Ltd. (NIPI)			●
George Talbot			●

As of July 11, 2014 Wellcome Trust Investments 3 Unlimited transferred it rights and obligations under the CLA2 to The Wellcome Trust Limited.

Forest Stock Purchase Agreement 2012

By entering into the Stock Purchase Agreement in 2012, Forest obtained the exclusive right to acquire 100% of the shares of Nabriva until the first anniversary of the agreement (see Note 4.2). According to IAS 27, stock purchase options that are currently exercisable must be considered in the assessment of controlling parties. Hence, Forest was a controlling party until it decided not to exercise the option in May 2013.

Pursuant to the agreement Forest reimbursed Nabriva for the external research and development costs incurred in connection with the joint development plan during the twelve months period. The reimbursements from Forest were recorded under other income and amounted to €2,906 in 2013 (see Note 5). In 2012 Forest also provided a $25,000 loan to the Company. According to the agreement the Company could repurchase the loan for €1.00 after Forest decided not to exercise the option, resulting in a non-recurring income of €20,871 in 2013 (see Note 5).

Nabriva Therapeutics AG

Notes to the Consolidated Financial Statements

30.	Auditor Fees

The auditors PwC Österreich GmbH Wirtschaftsprüfungsgesellschaft have performed the following services for the company:

	Year ended December 31
(in thousands)	2013	2014
Audit fees Financial Statements	€20	€103
Audit related services	54	31

Total	€74	€134

31.	Events after the Reporting Period

Convertible Loan Agreement 2015

On January 8, 2015, the Company entered into fifth Convertible Loan Agreement (“CLA5”) with Phase4 Ventures III LP, The Wellcome Trust Limited, HBM Healthcare, HBM BioCapital, Colin Broom and George Talbot, for an aggregate principle amount of €3,096 and otherwise on the same terms and conditions as the Convertible Loan Agreement, dated July 4, 2014. In conjunction with the CLA5 the repayment dates of the CLA1, CLA2, CLA3 and CLA4 were extended to December 31, 2015.

Silent Partnership 2015

On January 20, 2015, the Company entered into a silent partnership agreement with BTHT GmbH & Co KG (“BTHT”) for a contribution of €1,000. The terms and conditions of the silent partnership agreement with BTHT are equal to the terms and conditions of the silent partnership agreement with HTBT.

April 2015 Financing

On March 31, 2015, the Company and its existing shareholders signed an Investment and Subscription Agreement with Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., OrbiMed Private Investments V, L.P., OrbiMed Global Healthcare Master Fund, L.P., Omega Fund IV, L.P., EcoR1 Capital Fund, L.P., EcoR1 Capital Fund Qualified, L.P. and Tavistock Life Sciences (together the “New Investors”, and together with the following existing investors – Phase4, Wellcome Trust, HBM Healthcare, HBM BioCapital, GLSV Fund, GLSV Fond and NBV – the “Series B Investors”), providing for a total investment in the amount of up to $120,000, to be paid in two tranches consisting of (i) a first tranche in the amount of €44,643, and (ii) a contingent second tranche up to the amount of Euros equal to the quotient of $70,000 divided by the agreed exchange rate, each by way of capital contribution in cash into the Company. The payment of the second tranche is contingent upon a qualified public offering not having been consummated within specified parameters or by a specified date and the discretion of a certain number of common shareholders with contractual preference rights under a shareholders agreement.

In the course of the first tranche, claims for repayment, excluding accrued interest, under all 5 Convertible Loan Agreements, shall be converted into common shares with contractual preference rights under the shareholders agreement. Any accrued interest, as well as the additional call option rights under CLA1 and CLA2 are forfeited. The claims for repayment of the silent partnership interests, including interest accrued thereon, shall also be converted into common shares with contractual preference rights under the shareholders agreement in the course of the first tranche.

                     American Depositary Shares

Nabriva Therapeutics AG

Representing                      Common Shares

PRELIMINARY PROSPECTUS

Leerink Partners	RBC Capital Markets

Needham & Company	Wedbush PacGrow

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

We have provided directors’ and officers’ liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We are expanding their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act of 1933, or Securities Act.

Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

Set forth below are the securities we issued within the past three years that were not registered under the Securities Act.

(a) Issuances of Securities

In July 2011, March 2012, November 2013, July 2014 and December 2014, we sold convertible notes in the aggregate principal amount of €16.8 million in private placements to certain of our existing shareholders. The holders of the convertible notes were also entitled to convert their claims for repayment of the loan amounts into common shares with contractual preference rights under a shareholders agreement. In connection with our April 2015 share financing, the holders of the convertible notes converted their claims for repayment, excluding accrued interest, into an aggregate of 203,750 common shares with contractual preference rights under the shareholders agreement. These issuances were made outside of the United States pursuant to Regulation S under the Securities Act, or Regulation S, or to U.S. persons pursuant to Section 4(2) of the Securities Act.

In June 2010, December 2010, June 2011, June 2014 and January 2015, we entered into five silent partnership agreements with certain investors for an aggregate consideration of €4.8 million. A “silent partnership” under Austrian law is a non-corporate legal form in which an investor makes a cash or in-kind contribution to the business of another person in exchange for a proportionate share in the fair value of the company. Investors, called silent partners, generally do not take part in the management or representation of the business. Pursuant to our silent partnership agreements, we settled our obligations under the silent partnerships by issuing an aggregate of 25,332 common shares with contractual preference rights in exchange for the in-kind contribution (Einbringung) of the silent partners’ interests in the silent partnership, including 15,224 common shares with contractual preference rights under a shareholders agreement in connection with our April 2015 financing. The silent partnerships have been dissolved and all special rights belonging to the silent partners, such as information and approval rights, have terminated. These issuances were made outside of the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

In April 2015, we issued and sold an aggregate of 730,162 common shares with contractual preference rights under a shareholders agreement to 20 investors, including the sale of 511,188 common shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 common shares in exchange for the in-kind contributions from certain investors consisting of 203,750 common shares for the conversion of claims for repayment under our convertible loan agreements and 15,224 common shares for the transfer of claims for repayment under our silent partnership interests. This issuance was made outside of the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

(b) Option Grants

Between January 1, 2012 and July 6, 2015, we issued to certain employees, supervisory board members, advisors and consultants options to purchase an aggregate of 93,180 common shares. Between January 1, 2012 and July 6, 2015, options to purchase 235 common shares were exercised or forfeited. As of July 6, 2015, there were, in the aggregate, options outstanding to purchase 116,038 common shares, at a weighted-average exercise price of €53.81 per share.

The grant of the option awards and the issuance of shares upon the exercise of options described in this paragraph (b) of Item 7 were or will be made pursuant to Regulation S or pursuant to written compensatory plans or arrangements with our employees, supervisory board members, advisors and consultants in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or Rule 701. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. No underwriters were involved in the issuances of such securities.

(c) Issuance of Warrant

We, as borrower, and Kreos Capital IV (UK) Limited, as lender, entered into a venture loan agreement dated July 4, 2014 in the amount of €5,000,000 to fund our business and development. In connection with this loan agreement, we and Kreos Capital IV (Expert Fund) Limited entered into a warrant agreement pursuant to which Kreos Capital IV (Expert Fund) Limited was granted a warrant to acquire up to a certain number of our common shares with contractual preference rights under a shareholders agreement. Under the terms of the warrant agreement, Kreos Capital IV (Expert Fund) Limited could, at its option, acquire common shares with contractual preference rights under the shareholders agreement at an exercise price of €1.00 per share. Pursuant to the exercise by Kreos Capital IV (Expert Fund) Limited of the warrant, we issued to Kreos Capital IV (Expert Fund) Limited 9,107 common shares with contractual preference rights under a shareholders agreement for an aggregate purchase price of €9,107 in July 2015. These issuances were made outside of the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

Item 8.	Exhibits and financial statement schedules

(a)	The Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Austria on August 24, 2015.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Name:	Colin Broom
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Colin Broom	Chief Executive Officer (Principal Executive Officer)	August 24, 2015
Colin Broom

/s/ Ralf Schmid Ralf Schmid	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	August 24, 2015

*	Chairman of the Supervisory Board	August 24, 2015
Denise Pollard-Knight

*	Deputy Chairman of the Supervisory Board	August 24, 2015
Axel Bolte

*	Supervisory Board Member	August 24, 2015
Chen Yu

*	Supervisory Board Member	August 24, 2015
Chau Khuong

*	Supervisory Board Member	August 24, 2015
David Chiswell

*	Supervisory Board Member	August 24, 2015
George H. Talbot

Signature	Title	Date

*	Supervisory Board Member	August 24, 2015
Charles A. Rowland, Jr.

*By:	/s/ Colin Broom
Name:	Colin Broom
Attorney-in-Fact

NABRIVA THERAPEUTICS AG Authorized Representative in the United States

By:	/s/ Colin Broom
Name:	Colin Broom
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Articles of Association of the Registrant

3.2*	By-Laws of the Supervisory Board of the Registrant

3.3*	By-Laws of the Management Board of the Registrant

3.4†	Form of Articles of Association of the Registrant (to be effective prior to the closing of this offering)

4.1†	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to the Registrant’s Registration Statement on Form F-6 (File No. 333- filed with the SEC on , 2015))

4.2†	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3*	Shareholders Agreement, dated as of April 2, 2015, by and among the Registrant and the parties listed therein

4.4	Form of Registration Rights Agreement, by and among the Registrant and the parties listed therein (to be effective prior to the closing of this offering)

5.1*	Form of Opinion of Freshfields Bruckhaus Deringer LLP

8.1*	Form of Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

8.2*	Form of Tax Opinion of Freshfields Bruckhaus Deringer LLP

10.1*	Stock Option Plan 2007, as amended

10.2	Stock Option Plan 2015, as amended

10.3*	Lease Agreement dated December 1, 2014 by and between the Registrant and EOS at 1000 Continental, LLC

10.4*	Lease Agreement dated March 16, 2007 by and between the Registrant and CONTRA Liegenschaftsverwaltung GmbH

10.5*	Employment Agreement dated August 28, 2014 by and between the Registrant and Colin Broom

10.6	Employment Agreement dated February 25, 2014 by and between the Registrant and Ralf Schmid, as amended

10.7*	Employment Agreement dated December 1, 2014 by and between the Registrant and Steven Gelone

10.8*	Employment Agreement dated April 14, 2015 by and between the Registrant and Elyse Seltzer

10.9*	Loan Agreement dated July 4, 2014 between the Registrant and Kreos Capital IV (UK) Limited

10.10*	Consultancy Service Agreement dated January 1, 2014 between the Registrant and Talbot Advisors LLC

10.11	Sublease Agreement dated July 7, 2015 by and between the Registrant and Card Connect, LLC

21.1*	Subsidiaries of the Registrant

23.1	Consent of PwC Wirtschaftsprüfung GmbH

23.2*	Form of Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)

23.3*	Form of Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 8.1)

23.4*	Form of Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 8.2)

24.1*	Powers of Attorney (included on signature page)

*	Previously filed
†	To be filed by amendment